    As filed with the Securities and Exchange Commission on February 6, 2008.

                                                    Registration No. 333-146699
                                                                       811-6584

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 3


                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 38


                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A

        (formerly, The Manufacturers Life Insurance Company of New York)
                           (Exact name of Registrant)

                     JOHN HANCOCK LIFE INSURANCE COMPANY OF
                   NEW YORK (formerly, The Manufacturers Life
                         Insurance Company of New York)
                               (Name of Depositor)

                       100 Summit Lake Drive, Second Floor
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)

                                 (914) 773-0708
               (Depositor's Telephone Number Including Area Code)

                             Thomas J. Loftus, Esq.
                 John Hancock Life Insurance Company of New York
                               601 Congress Street
                                Boston, MA 02210

                     (Name and Address of Agent for Service)

                                    Copy to:
                              John W. Blouch, Esq.
                               Dykema Gossett PLLC
                                 Suite 300 West
                                1300 I Street, NS

                            Washington, DC 20005-3306


Approximate Date of Proposed Public Offering :  February 11, 2008


Title of Securities Being Registered:  Variable Annuity Insurance Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                (Venture(R) Opportunity B Share Variable Annuity)
                         (currently issued contracts)

(JOHN HANCOCK(R) LOGO)



                                              Prospectus dated February 11, 2008


                 Venture(R) Opportunity B Share Variable Annuity

This Prospectus describes interests in VENTURE(R) OPPORTUNITY B SHARE flexible Purchase Payment deferred variable annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") in all jurisdictions except New York, or by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York. Unless otherwise specified, "we," "us," "our," or a "Company" refers to the applicable issuing Company of a Contract. You, the Contract Owner, should refer to the first page of your Venture(R) Opportunity B Share Variable Annuity Contract for the name of your issuing Company.


VARIABLE INVESTMENT OPTIONS. You may allocate Contract Values or additional Purchase Payments, to the extent permitted under your Contract, in Variable Investment Options. If you do, we will measure your Contract Value (other than value allocated to a DCA Fixed Investment Option) and Variable Annuity payments according to the investment performance of applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H or, in the case of John Hancock New York, applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (singly, a "Separate Account" and collectively, the "Separate Accounts"). Each Sub-Account invests in one of the following Funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. John Hancock Investment Management Services, LLC is the investment adviser to the John Hancock Trust. We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund:



CAPITAL RESEARCH AND MANAGEMENT COMPANY
(Adviser to the American Fund Insurance Series)
   American Asset Allocation Trust
   American Blue Chip Income and Growth Trust
   American Bond Trust
   American Global Growth Trust
   American Global Small Capitalization Trust
   American Growth Trust
   American Growth-Income Trust
   American High-Income Bond Trust
   American International Trust
   American New World Trust
DAVIS SELECTED ADVISERS, L.P.
   Fundamental Value Trust
FRANKLIN MUTUAL ADVISORS LLC
   Mutual Shares Trust
GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust
LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust
LORD, ABBETT & CO., LLC
   All Cap Value Trust
   Mid Cap Value Trust
MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC
   Small Cap Intrinsic Value Trust
MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
   American Fundamental Holdings Trust
   Franklin Templeton Founding Allocation Trust
   Lifestyle Balanced Trust
   Lifestyle Conservative Trust
   Lifestyle Growth Trust
   Lifestyle Moderate Trust
   Money Market Trust
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust
   Total Return Trust
TEMPLETON GLOBAL ADVISORS LIMITED
   Global Trust
   International Value Trust*
TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap Trust
VAN KAMPEN
   Value Trust
WELLINGTON MANAGEMENT COMPANY, LLP
   Core Allocation Plus Trust
   Investment Quality Bond Trust
   Mid Cap Intersection Trust
   Mid Cap Stock Trust
   Small Cap Growth Trust
   Small Cap Value Trust



* Templeton Global Advisors Limited is sub-subadviser to the International Value Trust under an agreement with Templeton Investment Counsel, LLC.


CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE INVESTMENT OPTIONS THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Venture Opportunity B Share


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
ANNUITIES SERVICE CENTER    MAILING ADDRESS
164 Corporate Drive         Post Office Box 9505
Portsmouth, NH 03801-6815   Portsmouth, NH 03802-9505
(617) 663-3000 or           www.jhannuities.com
(800) 344-1029

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
ANNUITIES SERVICE CENTER    MAILING ADDRESS
164 Corporate Drive         Post Office Box 9506
Portsmouth, NH 03801-6815   Portsmouth, NH 03802-9506
(877) 391-3748 or           www.jhannuitiesnewyork.com
(800) 551-2078

                                Table of Contents


I. GLOSSARY OF SPECIAL TERMS .............................................     1
II. OVERVIEW .............................................................     3
III. FEE TABLES ..........................................................     7
   EXAMPLES ..............................................................     9
IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS ....    12
   THE COMPANIES .........................................................    12
   THE SEPARATE ACCOUNTS .................................................    12
   THE FUNDS .............................................................    13
   VOTING INTEREST .......................................................    18
V. DESCRIPTION OF THE CONTRACT ...........................................    19
   ELIGIBLE PLANS ........................................................    19
   ACCUMULATION PERIOD PROVISIONS ........................................    19
      Purchase Payments ..................................................    19
      Accumulation Units .................................................    20
      Value of Accumulation Units ........................................    20
      Net Investment Factor ..............................................    20
      Transfers Among Investment Options .................................    20
      Maximum Number of Investment Options ...............................    21
      Telephone and Electronic Transactions ..............................    22
      Special Transfer Services-Dollar Cost Averaging ....................    22
      Special Transfer Services-Asset Rebalancing Program ................    23
      Withdrawals ........................................................    23
      Special Withdrawal Services - The Systematic Withdrawal Program ....    24
      Death Benefit During Accumulation Period ...........................    24
   PAY-OUT PERIOD PROVISIONS .............................................    25
      General ............................................................    25
      Annuity Options ....................................................    26
      Determination of Amount of the First Variable Annuity Payment ......    28
      Annuity Units and the Determination of Subsequent Variable Annuity
         Payments ........................................................    28
      Transfers During Pay-out Period ....................................    29
      Death Benefit During Pay-out Period ................................    29
   OTHER CONTRACT PROVISIONS .............................................    29
      Right to Review ....................................................    29
      Ownership ..........................................................    30
      Annuitant ..........................................................    30
      Beneficiary ........................................................    30
      Modification .......................................................    30
      Our Approval .......................................................    30
      Misstatement and Proof of Age, Sex or Survival .....................    31
      Loans ..............................................................    31
VI. OPTIONAL BENEFITS ....................................................    32
   INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER
      DEFINITIONS ........................................................    34
   INVESTMENT OPTIONS UNDER INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM
      WITHDRAWAL BENEFIT RIDERS ..........................................    36
   FEATURES OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL
      BENEFIT RIDERS .....................................................    38
      Income Plus for Life ...............................................    38
      Income Plus for Life - Joint Life ..................................    43
   ANNUAL STEP DEATH BENEFIT .............................................    47
VII. CHARGES AND DEDUCTIONS ..............................................    49
   WITHDRAWAL CHARGES ....................................................    49
   ANNUAL CONTRACT FEE ...................................................    50
   ASSET-BASED CHARGES ...................................................    51
      Daily Administration Fee ...........................................    51
      Mortality and Expense Risks Fee ....................................    51
   REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS ....................    51
   PREMIUM TAXES .........................................................    52
VIII. FEDERAL TAX MATTERS ................................................    53
   INTRODUCTION ..........................................................    53
   OUR TAX STATUS ........................................................    53
   SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS ..........................    53
   CHARITABLE REMAINDER TRUSTS ...........................................    53
   NON-QUALIFIED CONTRACTS ...............................................    54
      Undistributed Gains ................................................    54
      Taxation of Annuity Payments .......................................    54
      Surrenders, Withdrawals and Death Benefits .........................    54
      Taxation of Death Benefit Proceeds .................................    54
      Penalty Tax on Premature Distributions .............................    55
      Puerto Rico Non-Qualified Contracts ................................    55
      Diversification Requirements .......................................    55
   QUALIFIED CONTRACTS ...................................................    56
      Penalty Tax on Premature Distributions .............................    57
      Tax-Free Rollovers .................................................    57
      Loans ..............................................................    58
      Puerto Rico Contracts Issued to Fund Retirement Plans ..............    58
   SEE YOUR OWN TAX ADVISER ..............................................    58
IX. GENERAL MATTERS ......................................................    59
   RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM ..............    59
   DISTRIBUTION OF CONTRACTS .............................................    59
      Standard Compensation ..............................................    59
      Revenue Sharing and Additional Compensation ........................    60
      Differential Compensation ..........................................    60
   CONFIRMATION STATEMENTS ...............................................    60
   REINSURANCE ARRANGEMENTS ..............................................    60
APPENDIX A: EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGES ................   A-1
APPENDIX B: GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES ...............   B-1
APPENDIX C: QUALIFIED PLAN TYPES .........................................   C-1

We provide additional information about the Contracts and the Separate Account, including information on our history, the accumulation unit value tables, services provided to the Separate Account and legal and regulatory matters, in Statements of Additional Information. We filed the Statement of Additional Information with the SEC on the same date as this Prospectus and incorporate it herein by reference. You may obtain a copy of the current Statement of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents of the Statements of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
Statement of Additional Information
Table of Contents


General Information and History ..........................................     3
Accumulation Unit Value Tables ...........................................     3
Services .................................................................     3
   Independent Registered Public Accounting Firm .........................     3
   Servicing Agent .......................................................     3
   Principal Underwriter .................................................     3
   Special Compensation and Reimbursement Arrangements ...................     4
Legal and Regulatory Matters .............................................     5
Appendix A: Financial Statements .........................................   A-1


JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A Statement of Additional Information
Table of Contents


General Information and History ..........................................     3
Accumulation Unit Value Tables ...........................................     3
Services .................................................................     3
   Independent Registered Public Accounting Firm .........................     3
   Servicing Agent .......................................................     3
   Principal Underwriter .................................................     3
   Special Compensation and Reimbursement Arrangements ...................     4
Legal and Regulatory Matters .............................................     5
Appendix A: Financial Statements .........................................   A-1

                          I. Glossary of Special Terms

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and its Annuity Commencement Date.

ANNUITANT: Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant", the second person named is referred to as "co-Annuitant." The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant." The "Annuitant" is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 164 Corporate Drive, Portsmouth, NH 03801-6815.

ANNUITY COMMENCEMENT DATE: The date on which the Pay-out Period commences and we begin to make annuity payments to the Annuitant. The Annuity Commencement Date is the date specified on the Contract specifications page, unless changed.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity payments.

BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract upon the death of a Contract Owner or, in certain circumstances, an Annuitant. The Beneficiary is as specified in the application, unless changed.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading of the New York Stock Exchange, which generally is 4:00 p.m. Eastern Time.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock USA or John Hancock New York.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.

CONTRACT: The Variable Annuity contract offered by this Prospectus.

CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Investment Account values attributable to the Contract.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

DCA FIXED INVESTMENT OPTION: An Investment Option, held in the Company's general account, established to make automatic transfers over a pre-determined period to elected Variable Investment Options.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FUND: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

GENERAL ACCOUNT: All of a Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners.

JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

MATURITY DATE: The latest date on which the Pay-out Period may commence. The Maturity Date is the date specified on the Contract specifications page, unless changed.

NON-QUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.

OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

PAY-OUT PERIOD: The period when we make annuity payments to you following the Annuity Commencement Date.

PROSPECTUS: This Prospectus that describes interests in the Contract.

PURCHASE PAYMENT: An amount you pay to us for the benefits provided by the Contract.

QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.


RESET: A reduction of the Benefit Base if you take Excess Withdrawals.


RIDER: An optional benefit that you may elect for an additional charge.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account H or John Hancock Life Insurance Company of New York Separate Account A, as applicable. A separate account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.


STEP-UP: An increase in the Benefit Base and Lifetime Income Amount on certain Contract Anniversary dates when your Contract Value exceeds the previous Benefit Base.



STEP-UP DATE: The date on which we determine whether a Step-up could occur.


SUB-ACCOUNT: A Sub-Account of a Separate Account. Each Sub-Account invests in shares of a specific Fund.

UNLIQUIDATED PURCHASE PAYMENTS: The amount of all Purchase Payments in the Contract net of any withdrawals in excess of earnings that have been taken to date.

VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.

VARIABLE INVESTMENT OPTION: An Investment Option corresponding to a Sub-Account of a Separate Account that invests in shares of a specific Fund.

WITHDRAWAL AMOUNT: The total amount taken from your Contract Value, including any applicable withdrawal charge, tax and proportional share of administrative fee, to process a withdrawal.

                                  II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, your Contract and the Statement of Additional Information for more detailed information.

Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchase a Contract. These variations will be reflected in your Contract or in a Rider attached to your Contract.

WHAT KIND OF CONTRACT IS DESCRIBED IN THIS PROSPECTUS?

The Contract is a flexible Purchase Payment deferred Variable Annuity Contract between you and a Company. "Deferred" means payments by a Company begin on a future date under the Contract. "Variable" means your investment amounts in the Contract may increase or decrease in value daily based upon your investment choices. The Contract provides for the accumulation of your investment amounts and the payment of annuity benefits on a variable and/or fixed basis.

WHO IS ISSUING MY CONTRACT?

Your Contract provides the name of the Company that issues your Contract. In general, John Hancock USA may issue the Contract in any jurisdiction except New York. John Hancock New York issues the Contract only in New York. Each Company sponsors its own Separate Account.

WHAT ARE SOME BENEFITS OF THE CONTRACT?

The Contract offers access to diversified money managers, a death benefit and an optional death benefit, an optional guaranteed minimum withdrawal benefit, annuity payments and tax-deferred treatment of earnings.

In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. WHEN YOU PURCHASE A CONTRACT FOR ANY TAX-QUALIFIED RETIREMENT PLAN, THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX DEFERRED TREATMENT OF EARNINGS BEYOND THE TREATMENT PROVIDED BY THE PLAN. CONSEQUENTLY, YOU SHOULD PURCHASE A CONTRACT FOR A QUALIFIED PLAN ONLY ON THE BASIS OF OTHER BENEFITS OFFERED BY THE CONTRACT. THESE BENEFITS MAY INCLUDE LIFETIME INCOME PAYMENTS, PROTECTION THROUGH LIVING AND DEATH BENEFITS, AND GUARANTEED FEES.

We will pay a death benefit to your Beneficiary if you die during the Accumulation Period, which is described in this Prospectus under "Death Benefit During Accumulation Period." For an additional fee, you may elect an optional death benefit called the "Annual Step Death Benefit." The Contract also offers optional guaranteed minimum withdrawal benefits, each for an additional fee. We provide more information about these benefits under "VI. Optional Benefits."

We offer a variety of Fixed Annuity and Variable Annuity payment options. Periodic annuity payments will begin on the Annuity Commencement Date. You select the Annuity Commencement Date, the frequency of payment and the type of annuity payment option. Annuity payments are made to the Annuitant.

HOW DOES THE CONTRACT WORK?

Under the Contract, you make one or more Purchase Payments to a Company for a period of time, known as the Accumulation Period. During the Accumulation Period, your Purchase Payments will be allocated to Investment Options. You may transfer among the investment options and take withdrawals. Later, beginning on the Contract's Annuity Commencement Date, that Company makes one or more annuity payments under the Contract, known as the Pay-out Period. Your Contract Value during the Accumulation Period will be variable and the amounts of annuity payments during the Pay-out Period may either be variable or fixed, depending upon your choice.

HOW CAN I INVEST MONEY IN THE CONTRACT?


We use the term Purchase Payment to refer to the investments you make in the Contract. The table below shows the required minimum amount for the initial Purchase Payment. The table also shows the required minimum amount for additional Purchase Payments. Generally, you may make additional Purchase Payments at any time.


                    MINIMUM     MINIMUM
                    INITIAL   ADDITIONAL
                   PURCHASE    PURCHASE
TYPE OF CONTRACT    PAYMENT     PAYMENT
----------------   --------   ----------
Non-Qualified       $5,000        $30
   Qualified        $2,000        $30

If a Purchase Payment causes your Contract Value to exceed $1 million or your Contract Value already exceeds $1 million, you must obtain our approval in order to make the Purchase Payment.

WHAT CHARGES DO I PAY UNDER THE CONTRACT?

Your Contract has an annual Contract fee of $30. Your Contract also has asset-based charges to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contract. These charges do not apply to assets you have in a DCA Fixed Investment Option. We take the deduction proportionally from each of your Variable Investment Options. We make deductions for any applicable taxes based on the amount of a Purchase Payment. If you elect a Rider, we also deduct the Rider charges shown in the Fee Tables proportionally from each of your Investment Options, based on your value in each.

If you withdraw some of your Purchase Payments from your Contract prior to the Maturity Date, or if you surrender your Contract, in its entirety, for cash prior to the Maturity Date, we may assess a withdrawal charge. The amount of this charge will depend on the number of years that have passed since we received your Purchase Payments, as shown in the Fee Tables.

WHAT ARE MY INVESTMENT CHOICES?


You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Sub-Account of a Separate Account that invests in a corresponding Fund. The Fund prospectus contains a full description of a Fund. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Fund (reduced by certain charges we deduct - see "III. Fee Tables"). Your Contract Value during the Accumulation Period and the amounts of annuity payments will depend upon the investment performance of the underlying Fund of the Variable Investment Option you select.


Allocating assets only to one or a small number of the Variable Investment Options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of Variable Investment Options that concentrate their investments in a particular business or market sector will increase the risk that your Contract Value will be more volatile since these Variable Investment Options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology-related business sectors, (b) small cap securities and
(c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your broker-dealer.

HOW CAN I CHANGE MY INVESTMENT CHOICES?

Allocation of Purchase Payments. You designate how your Purchase Payments are to be allocated among the Investment Options. You may change this investment allocation for future Purchase Payments at any time.


Transfers Among Investment Options. During the Accumulation Period, you may transfer your investment amounts among Investment Options, subject to certain restrictions described below and in the section entitled "Transfers Among Investment Options on page 20." During the Pay-out Period, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in the section entitled "Transfers During Pay-out Period."


The Variable Investment Options can be a prime target for abusive transfer activity. Long-term investors in a Variable Investment Option can be harmed by frequent transfer activity since such activity may expose the Variable Investment Option's corresponding Fund to increased Fund transaction costs (affecting the value of the shares) and/or disruption to the corresponding Fund manager's ability to effectively manage such corresponding Fund, both of which may result in dilution with respect to interests held for long-term investment. To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions described in more detail in this Prospectus. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to the John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

HOW DO I ACCESS MY MONEY?

During the Accumulation Period, you may withdraw all or a portion of your Contract Value. The amount you withdraw from any Investment Option must be at least $300 or, if less, your entire balance in that Investment Option. If the Withdrawal Amount of a partial withdrawal would reduce your Contract Value to less than $300, we will treat your withdrawal request as a request to withdraw all of your Contract Value. A withdrawal charge and an administration fee may apply to your withdrawal. A withdrawal may be subject to premium tax, income tax and a 10% IRS penalty tax.

WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?

For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. The availability of the Riders may vary by state.


Guaranteed Minimum Withdrawal Benefit Riders


Each of our optional guaranteed minimum withdrawal benefit Riders guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. For more details, see "VI. Optional Benefits." The guaranteed minimum withdrawal benefit Riders offered under the Contract are:


     -    INCOME PLUS FOR LIFE


     -    INCOME PLUS FOR LIFE - JOINT LIFE


You may elect to purchase one of these optional benefit Riders, if available in your state. You may only elect one guaranteed minimum withdrawal benefit Rider. You may not be age 81 or over to purchase Income Plus for Life and the older of you and your spouse must not be age 81 or over to purchase Income Plus for Life
- Joint Life.


We designed the Income Plus for Life Series guaranteed minimum withdrawal benefit Riders to make a Lifetime Income Amount available for annual withdrawals starting on a Lifetime Income Date. If you limit your annual withdrawals to the Lifetime Income Amount, we will make this benefit available for as long as you live, even after your Contract Value reduces to zero. You may extend this benefit to cover the lifetimes of you and your spouse by selecting our Income Plus for Life - Joint Life option.

Under our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders, you choose how much Contract Value to withdraw at any time. We may reduce the Lifetime Income Amount that we guarantee for future lifetime benefit payments, however, if your annual Withdrawal Amounts:

     - exceed the Lifetime Income Amount in any year after the Lifetime Income Date, or

     -    exceed certain limits, that vary by Rider, before the Lifetime Income
          Date.

We will pay guaranteed minimum withdrawal benefits automatically during a guaranteed minimum withdrawal benefit Rider's "Settlement Phase" that we describe in the "Optional Benefits" section of the Prospectus.


YOU COULD LOSE BENEFITS IF YOUR ANNUAL WITHDRAWAL AMOUNTS EXCEED THE LIMITS SPECIFIED IN A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. WE MAY REDUCE THE LIFETIME INCOME AMOUNT IF YOU TAKE ANY WITHDRAWALS BEFORE THE APPLICABLE LIFETIME INCOME DATE. YOU WILL LOSE THE LIFETIME INCOME AMOUNT IF YOUR WITHDRAWAL AMOUNTS BEFORE THE APPLICABLE LIFETIME INCOME DATE DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING "BENEFIT BASE" (SEE "INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER DEFINITIONS" ON PAGE 34) TO ZERO.



The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base ($5 million). We will increase the Benefit Base by a Credit (referred to as a "Bonus" in the Contract) that varies by the Rider you select, if you choose not to make any withdrawals at all during certain Contract Years. We also may increase or "Step-up" the guaranteed minimum withdrawal benefit amounts on certain dates to reflect market performance or other factors. You may also increase the amounts we guarantee, by making additional Purchase Payments that we accept. WE IMPOSE SPECIAL LIMITS ON ADDING PURCHASE PAYMENTS AFTER THE FIRST YEAR FOR CONTRACTS ISSUED WITH ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS.


IF YOU ELECT TO PURCHASE ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS, YOU MAY INVEST YOUR CONTRACT VALUE ONLY IN THE INVESTMENT OPTIONS WE MAKE AVAILABLE FOR THESE BENEFITS. WE ALSO RESERVE THE RIGHT TO IMPOSE ADDITIONAL RESTRICTIONS ON INVESTMENT OPTIONS AT ANY TIME. If we do impose additional restrictions, any amounts you allocated to a permitted Investment

Option will not be affected by the restriction as long as it remains in that Investment Option. (We describe the currently available Investment Options for Contracts issued with any of the guaranteed minimum withdrawal benefit Riders in the "Optional Benefits" section of this Prospectus.)


Annual Step Death Benefit Rider

You may elect to purchase the optional Annual Step Death Benefit Rider, if available in your state, whether or not you purchase a guaranteed minimum withdrawal benefit Rider. Under the Annual Step Death Benefit Rider, we guarantee a minimum death benefit up to the earlier of the Annuity Commencement Date or the Maturity Date, based on the Contract's highest "Anniversary Value" that may be achieved before you (or any joint Owner) reach 81 years old. The Annual Step Death Benefit is available only at Contract issue and cannot be revoked once elected. You may not purchase the Annual Step Death Benefit Rider, however, if you (or any joint Owner) have attained age 80.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrenders, systematic withdrawals and withdrawals under a guaranteed minimum withdrawal benefit Rider);

     -    payment of any death benefit proceeds; and

     -    periodic payments under one of our annuity payment options.

How much you will be taxed on distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     -    the nature of any Qualified Plan for which the Contract is being used;
          and

     -    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.

Special 10% tax penalties apply in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that distributions from a Contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.

IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS AND PROTECTION THROUGH LIVING GUARANTEES, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in "VIII. Federal Tax Matters." We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

CAN I RETURN MY CONTRACT?

In most cases, you have the right to cancel your Contract within 10 days (or longer in some states) after you receive it. In most states, you will receive a refund equal to the Contract Value on the date of cancellation, which may be increased by any charges for premium taxes deducted by us to that date. In some states, or if your Contract is issued as an "IRA", you will receive a refund of any Purchase Payments you made if that amount is higher than Contract Value (increased by any charges for premium taxes). The date of cancellation is the date we receive the Contract.


WILL I RECEIVE A CONFIRMATION STATEMENT?



We will send you a confirmation statement for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

                                 III. Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture(R) Opportunity B Share Contract. These fees are more completely described in this Prospectus under "VII. Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.


                     CONTRACT OWNER TRANSACTION EXPENSES(1)
                    JOHN HANCOCK USA & JOHN HANCOCK NEW YORK


                          MAXIMUM WITHDRAWAL CHARGE(2)
                      (as percentage of Purchase Payments)

First Year         6.00%
Second Year        6.00%
Third Year         5.00%
Fourth Year        5.00%
Fifth Year         4.00%
Sixth Year         3.00%
Seventh Year       2.00%
Thereafter            0%

TRANSFER FEE(3)
Maximum Fee       $  25
Current Fee       $   0


(1) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "VII. Charges and Deductions - Premium Taxes").


(2) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of each Purchase Payment.

(3) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES


ANNUAL CONTRACT FEE(1)                                                             $  30
                                                                                   -----
ANNUAL SEPARATE ACCOUNT EXPENSES(2)
   Mortality and Expense Risks Fee                                                  1.20%
                                                                                   -----
   Daily Administration Fee (asset based)                                           0.15%
                                                                                   -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(2)
      (With No Optional Riders Reflected)                                           1.35%
                                                                                   =====
OPTIONAL BENEFITS
   Optional Annual Step Death Benefit Fee(2)                                        0.20%
                                                                                   -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(3)                                        1.55%
                                                                                   =====
   Optional Guaranteed Minimum Withdrawal Benefit Rider Fee (maximum) (4)           1.20%
                                                                                   -----
   TOTAL FEES AND EXPENSES OTHER THAN FUND EXPENSES(5)                              2.75%
                                                                                   =====



(1) The $30 annual Contract fee will not be assessed prior to the Maturity Date if at the time of its assessment the Contract Value is greater than or equal to $50,000.



(2)  A daily charge reflected as a percentage of the Variable Investment
     Options.



(3) Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee, as applicable.



(4) The current charge for the Income Plus for Life and Income Plus for Life - Joint Life Riders is 0.60%. We reserve the right to increase the charge to a maximum charge of 1.20% if the Benefit Base is Stepped-up to equal the Contract Value. This fee is deducted from the Contract Value. This is an annual charge applied as a percentage of the Adjusted Benefit Base. All of the charges shown, including the Optional Guaranteed Minimum Withdrawal Benefit Rider Fee ("GMWB Fee"), are expressed in this table as a percentage of the Variable Investment Options (the "Separate Account Value"). IN FACT, THE GMWB FEE IS APPLIED IN THE CONTRACT AS A PERCENTAGE OF THE ADJUSTED BENEFIT BASE.



(5) FOR THE PURPOSE OF ADDING AND COMPARING THE CHARGES SHOWN IN THIS TABLE, THE ADJUSTED BENEFIT BASE IS ASSUMED TO BE EQUAL TO THE VALUE OF SEPARATE ACCOUNT VALUE. WHEN THE SEPARATE ACCOUNT VALUE AND THE ADJUSTED BENEFIT BASE ARE NOT EQUAL, THE GMWB FEE MAY BE A HIGHER OR LOWER PERCENTAGE OF THE SEPARATE ACCOUNT VALUE THAN THE PERCENTAGE SHOWN. For more information on increases and reductions in the Benefit Base, see "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders" on page 38.


THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. NEITHER THE MINIMUM NOR MAXIMUM EXPENSES REFLECT ANY CONTRACTUAL EXPENSE REIMBURSEMENTS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                              MINIMUM   MAXIMUM
------------------------------------                              -------   -------
Range of expenses that are deducted from Fund assets, including
   management fees, Rule 12b-1 fees, and other expenses            0.56%     1.23%

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders. Neither of the Examples reflects any contractual Fund expense reimbursements.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT
RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and Rider fees, and the maximum fees and expenses of any of the Funds. Please note that the Rider fees are reflected as a percentage of the Adjusted Benefit Base, which may vary in value from the total Variable Investment Option value. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA & JOHN HANCOCK NEW YORK
INCOME PLUS FOR LIFE AND ANNUAL STEP DEATH BENEFIT


                                                                                              1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                                                                              ------  -------  -------  --------
If you surrender the Contract at the end of the applicable time period:                        $995    $1,816   $2,671   $4,814
If you annuitize, or do not surrender the Contract at the end of the applicable time period:   $439    $1,348   $2,294   $4,814


EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES - CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA & JOHN HANCOCK NEW YORK


                                                                                              1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                                                                              ------  -------  -------  --------
If you surrender the Contract at the end of the applicable time period:                        $785    $1,160   $1,552   $2,495
If you annuitize, or do not surrender the Contract at the end of the applicable time period:   $224    $  688   $1,174   $2,495

THE FOLLOWING TABLES DESCRIBE THE OPERATING EXPENSES FOR EACH OF THE FUNDS, AS A PERCENTAGE OF THE FUND'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLES. THE TABLES SHOW ONLY THOSE CONTRACTUAL EXPENSE REIMBURSEMENTS EXTENDING A YEAR BEYOND THE DATE OF THIS PROSPECTUS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLES.

The Funds available may be restricted if you purchase a guaranteed minimum withdrawal benefit Rider (See Optional Benefits).


                                                                              ACQUIRED     TOTAL
                                                                     OTHER      FUND     OPERATING    CONTRACTUAL       NET
                                              MANAGEMENT   12B-1   EXPENSES   FEES AND    EXPENSES      EXPENSE      OPERATING
                                                 FEES       FEES      (1)     EXPENSES      (2)      REIMBURSEMENT    EXPENSES
                                              ----------   -----   --------   --------   ---------   -------------   ---------
JOHN HANCOCK TRUST (SERIES I):
All Cap Value                                    0.82%     0.05%     0.05%                 0.92%                       0.92%
Core Equity                                      0.78%     0.05%     0.05%        --       0.88%           --          0.88%
Franklin Templeton Founding Allocation(3,4)      0.05%     0.05%     0.07%      0.97%      1.14%           --          1.14%
Fundamental Value                                0.77%     0.05%     0.04%        --       0.86%           --          0.86%
Global(8)                                        0.82%     0.05%     0.14%        --       1.01%           --          1.01%
Core Allocation Plus                             0.92%     0.00%     0.14%        --       1.11%           --          1.11%
Global Bond                                      0.70%     0.05%     0.10%        --       0.85%           --          0.85%
International Core                               0.89%     0.05%     0.10%        --       1.04%           --          1.04%
International Small Cap                          0.92%     0.05%     0.19%        --       1.16%           --          1.16%
International Value(5)                           0.82%     0.05%     0.11%        --       0.98%           --          0.98%
Investment Quality Bond                          0.60%     0.05%     0.07%        --       0.72%           --          0.72%
Lifestyle Balanced                               0.04%     0.05%     0.01%      0.84%      0.94%           --          0.94%
Lifestyle Conservative                           0.04%     0.05%     0.02%      0.78%      0.89%           --          0.89%
Lifestyle Growth                                 0.04%     0.05%     0.01%      0.87%      0.97%           --          0.97%
Lifestyle Moderate                               0.04%     0.05%     0.02%      0.81%      0.92%           --          0.92%
Mid Cap Intersection(3)                          0.87%     0.05%     0.07%        --       0.99%           --          0.99%
Mid Cap Stock                                    0.84%     0.05%     0.04%        --       0.93%           --          0.93%
Mid Cap Value                                    0.86%     0.05%     0.04%        --       0.95%           --          0.95%
Money Market                                     0.48%     0.05%     0.03%        --       0.56%           --          0.56%
Mutual Shares(3,8)                               0.96%     0.05%     0.12%        --       1.13%           --          1.13%
Small Cap Growth                                 1.07%     0.05%     0.11%        --       1.23%           --          1.23%
Small Cap Intrinsic Value(3)                     0.90%     0.05%     0.07%        --       1.02%           --          1.02%
Small Cap Value                                  1.06%     0.05%     0.08%        --       1.19%           --          1.19%
Total Return                                     0.70%     0.05%     0.06%        --       0.81%           --          0.81%
Value                                            0.74%     0.05%     0.05%        --       0.84%           --          0.84%
(SERIES III - MFC GLOBAL AMERICAN FUNDS):
American Fundamental Holdings(9)                 0.05%     0.25%     0.04%      0.40%      0.74%           --          0.74%


(Numbered footnotes are located below the following table.)

                                                       FEEDER FUNDS(6)                             MASTER FUND(6)
                                          -----------------------------------------   ----------------------------------------
                                                                                                                        TOTAL
                                                                            TOTAL                                     MASTER &
                                          MANAGEMENT   12B-1     OTHER    OPERATING   MANAGEMENT   12B-1     OTHER     FEEDER
                                             FEES       FEES   EXPENSES    EXPENSES     FEES(7)     FEES   EXPENSES   EXPENSES
                                          ----------   -----   --------   ---------   ----------   -----   --------   --------
(SERIES III - JHT AMERICAN FUNDS):
American Asset Allocation(3)                  --       0.25%     0.03%      0.28%        0.32%       --      0.01%      0.61%
American Blue Chip Income & Growth(3)         --         --      0.04%      0.04%        0.42%     0.25%     0.01%      0.72%
American Bond(3)                              --         --      0.03%      0.03%        0.41%     0.25%     0.01%      0.70%
American Global Growth(3)                     --       0.25%     0.03%      0.28%        0.55%       --      0.04%      0.87%
American Global Small Capitalization(3)       --       0.25%     0.03%      0.28%        0.72%       --      0.05%      1.05%
American Growth                               --         --      0.03%      0.03%        0.32%     0.25%     0.02%      0.62%
American Growth-Income                        --         --      0.03%      0.03%        0.27%     0.25%     0.01%      0.56%
American High-Income Bond(3)                  --       0.25%     0.03%      0.28%        0.48%       --      0.01%      0.77%
American International                        --         --      0.03%      0.03%        0.50%     0.25%     0.05%      0.83%
American New World(3)                         --       0.25%     0.03%      0.28%        0.81%       --      0.08%      1.17%

NOTES TO FUND EXPENSE TABLES

(1) The Adviser has voluntarily agreed to limit Other Expenses as described under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements" in the Fund's prospectus. The Adviser may terminate this limitation at any time upon notice to JHT.

(2) The "Total Operating Expenses" include fees and expenses incurred indirectly by a Fund as a result of its investment in other investment companies (each, an "Acquired Fund"). The Operating Expenses shown may not correlate to the Fund's ratio of expenses to average net assets shown in the "Financial Highlights" section, which does not include Acquired Fund fees and expenses. Acquired Fund Fees and Expenses are estimated, not actual, amounts based on the Fund's current fiscal year.

(3) For Funds that have not started operations or have operations of less than six months as of December 31, 2006, expenses are based on estimates which reflect what actual expenses are expected to be incurred over the next year.


(4) The Franklin Templeton Founding Allocation Trust ("Allocation Trust") primarily invests in the Global Trust, the Mutual Shares Trust, and the Income Trust. The expenses of each of these Funds are set forth in the Allocation Trust's prospectus. Amounts shown in the table do not reflect a contractual expense reimbursement arrangement that will remain in effect until May 1, 2008 with the Allocation Trust's adviser, but may be terminated any time after May 1, 2008. Amounts shown in the table do not reflect an estimate of expenses, after reimbursement, that are expected to be incurred over the next fiscal year. Had this amount been reflected in the table, the Contractual Expense Reimbursement would be 0.09% and the Net Operating Expenses would be 1.05%.


(5) The Adviser has voluntarily agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the International Value Trust does not exceed 0.45% of the Fund's average net assets. For the year ended December 31, 2006, the effective annual advisory fee reflecting these waivers for the International Value Trust was 0.80%. The Net Operating Expenses for International Value Trust Series I reflecting these waivers was 0.96%. This advisory fee waiver may be rescinded at any time.

(6) A "feeder fund" means that the Fund does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. The prospectus of the master fund for each of these feeder funds will be delivered together with this Prospectus. Each feeder fund is invested in Series II of the Fund. The American Asset Allocation, American Global Growth, American Global Small Capitalization, American High-Income Bond and American New World Trusts are invested in class I shares of the American Fund Master Fund. The American Blue Chip Income & Growth, American Bond, American Growth, American Growth-Income and American International Trusts are invested in class II shares of the American Fund Master Fund.

(7) Capital Research Management Company (the adviser to the master fund for each of the JHT feeder funds) is waiving a portion of its management fee. The fees shown do not reflect the waiver. See the financial highlights table in the American Funds prospectus or annual report for further information.


(8) The adviser for the Mutual Shares Trust has contractually agreed to limit certain expenses, as described in the prospectus for the Fund. The limit will remain in effect until May 1, 2008. Amounts shown in the table do not reflect an estimate of expenses, after giving effect to the limit, that are expected to be incurred over the next fiscal year. Had this amount been reflected in the table, the Contractual Expenses Reimbursement would be 0.02% and the Net Operating Expenses would be 1.11%.



(9) The management fee of 0.05% of average annual net assets of American Fundamental Holdings Trust is being waived until November 1, 2008. This waiver may be terminated any time after November 1, 2008. Amounts shown in the table do not reflect an estimate of expenses, after giving effect to the limit, that are expected to be incurred over the next fiscal year. Had this amount been reflected in the table, the Contractual Expenses Reimbursement would be 0.05% and the Net Operating Expenses would be 0.69%.


LOCATION OF FINANCIAL STATEMENTS. Our financial statements and those of our respective Separate Account may be found in the Statement of Additional Information.

      IV. General Information about Us, the Separate Accounts and the Funds

THE COMPANIES

We are subsidiaries of Manulife Financial Corporation.

Your Contract is issued by either John Hancock USA or John Hancock New York. Please refer to your Contract to determine which Company issued your Contract.

John Hancock USA, formerly known as "The Manufacturers Life Insurance Company (U.S.A.)," is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805.

John Hancock New York, formerly known as "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock USA and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its home office is located at 100 Summit Lake Drive, Valhalla New York 10595.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

John Hancock USA and John Hancock New York have received the following ratings from independent rating agencies:

AAA Standard & Poor's   Extremely strong financial security characteristics; 1st category of 21
A++ A.M. Best           Superior companies have a very strong ability to meet their obligations; 1st category of 16
AA+ Fitch               Very strong capacity to meet policyholder and contract obligations; 2nd category of 24

John Hancock USA has also received the following rating from Moody's:

Aa1 Moody's             Excellent in financial strength; 2nd category of 21

These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned as a measure of John Hancock USA's and John Hancock New York's ability to honor any guarantees provided by the Contract and any applicable optional Riders, but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Fund.

When you direct money into a DCA Fixed Investment Option, the Company guarantees the principal value and the rate of interest credited to that Investment Option for the term of any DCA guarantee period.

THE SEPARATE ACCOUNTS

We use our Separate Accounts to support the Variable Investment Options you choose.

You do not invest directly in the Funds made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Fund through one of our Separate Accounts. We hold the Fund's shares in a "Sub-Account" (usually with a name similar to that of the corresponding Fund) of the applicable Separate Account. A Separate Account's assets (including the Fund's shares) belong to the Company that maintains that Separate Account.

For Contracts issued by John Hancock USA, we purchase and hold Fund shares in John Hancock Life Insurance Company (U.S.A.) Separate Account H. John Hancock USA, then known as The Manufacturers Life Insurance Company (U.S.A.), became the owner of this Separate Account in a merger transaction with The Manufacturers

Life Insurance Company of North America ("Manulife North America") on January 1, 2002. Manulife North America initially established Separate Account H on August 24, 1984 as a separate account under the laws of Delaware. When Manulife North America merged with John Hancock USA, John Hancock USA became the owner of Separate Account H and reestablished it as a Separate Account under the laws of Michigan. As a result of this merger, John Hancock USA became the owner of all of Manulife North America's assets, including the assets of Separate Account H, and assumed all of Manulife North America's obligations including those under its contracts. The merger had no other effects on the terms and conditions of contracts issued prior to January 1, 2002.

For Contracts issued by John Hancock New York, we purchase and hold Fund shares in John Hancock Life Insurance Company of New York Separate Account A. John Hancock New York established this Separate Account on March 4, 1992 as a separate account under the laws of New York.

The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Account may not be charged with liabilities arising out of any of the respective Company's business.

We reserve the right, subject to compliance with applicable law, to add other Sub-Accounts, eliminate existing Sub-Accounts, combine Sub-Accounts or transfer assets in one Sub-Account to another Sub-Account that we, or an affiliated company, may establish. We will not eliminate existing Sub-Accounts or combine Sub-Accounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Accounts with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as unit investment trusts. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. If a Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, that Company's Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE FUNDS

When you select a Variable Investment Option, we invest your money in a Sub-Account of our Separate Account and it invests in shares of a corresponding Fund of John Hancock Trust.

THE FUNDS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Funds are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Funds also may be available through participation in certain qualified pension or retirement plans.

Investment Management

The Funds' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Funds are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Fund described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE FUNDS HELD IN OUR SEPARATE ACCOUNT.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Funds. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a Subadviser for a Fund or the fees paid to Subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a Subadviser that is an affiliate of JHIMS LLC or the John Hancock Trust (other than by reason of serving as Subadviser to a portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Fund are no longer available for investment or in our judgment investment in a Fund becomes inappropriate, we may eliminate the shares of a Fund and substitute shares of another Fund, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Fund Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees, Rule 12b-1 fees and other operating expenses for these Fund shares as a percentage (rounded to two decimal places) of each Fund's average daily net assets for 2006, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Funds are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any Separate Account Investment Options you select.

The Funds pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Funds. The amount of this compensation is based on a percentage of the assets of the Fund attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Fund to Fund and among classes of shares within a Fund. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Fund's assets and paid for the services we or our affiliates provide to that Fund. In addition, compensation payments of up to 0.45% of assets may be made by a Fund's investment adviser or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" Funds of the John Hancock Trust for the marketing support services it provides (see Distribution of Contracts in "IX. General Matters"). Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Total Annual Fund Operating Expenses table.

Funds-of-Funds and Master-Feeder Funds

Each of the John Hancock Trust's American Fundamental Holdings, Franklin Templeton Founding Allocation, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Funds ("JHT Funds of Funds") is a "fund-of funds" that invest in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying funds for that Fund, including expenses and associated investment risks.

Each of the John Hancock Trust's American Asset Allocation, American Blue Chip Income & Growth, American Bond, American Global Growth, American Global Small Capitalization, American Growth, American Growth-Income, American High-Income Bond, American International, and American New World Trusts ("JHT American Funds") invests in Series III shares of the corresponding investment portfolio of a "master" fund. The JHT American Funds operate as "feeder funds," which means that the each Fund does not buy investment securities directly. Instead, it invests in a corresponding "master fund" which in turn purchases investment securities. Each of the JHT American Funds has the same investment objective and limitations as its corresponding master fund. The combined master and feeder 12b-1 fees for each JHT American Fund totals 0.25% of net assets. The prospectus for the American Fund master funds is included with the prospectuses for the JHT American Funds.

Fund Investment Objectives and Strategies

You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts. You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS (INCLUDING THE PROSPECTUS FOR A MASTER FUND FOR ANY OF THE FUNDS THAT ARE OPERATED AS "FEEDER FUNDS"), WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST

We show the Fund's manager (i.e., subadviser) in bold above the name of the Fund and we list the Funds alphabetically by subadviser.

   The Funds available may be restricted if you purchase a guaranteed minimum withdrawal benefit Rider (See Optional Benefits).

CAPITAL RESEARCH AND MANAGEMENT COMPANY (Adviser to the American Fund Insurance Series) - ADVISER TO MASTER FUND


American Asset Allocation Trust              Seeks to provide high total return (including income and capital gains)
                                             consistent with preservation of capital over the long term. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series Asset Allocation Fund, which invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments.

American Blue Chip Income and Growth Trust   Seeks to produce income exceeding the average yield on U.S. stocks generally (as represented by the average company yield on S&P 500 Composite
                                             Index ("S&P 500"))(2) and to provide an opportunity for growth of principal consistent with sound common stock investing. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the American Funds
                                             Insurance Series Blue Chip Income and Growth Fund, which invests primarily in common stocks of larger, more established companies based in the United
                                             States.

American Bond Trust                          Seeks to maximize current income and preserve capital. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                             American Funds Insurance Series Bond Fund, which normally invests at least
                                             80% of its assets in bonds, with at least 65% in investment-grade debt securities and up to 35% in lower rated fixed income securities.

(American Fundamental Holdings Trust)        (This Fund is listed under MFC Global Investment Management (U.S.A.),
                                             Limited)

American Global Growth Trust                 Seeks to make the shareholders' investment grow over time. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series Global Growth Fund, which invests primarily in common stocks of companies located around the world.

American Global Small Capitalization Trust   Seeks to make the shareholders' investment grow over time. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series Global Small Capitalization Fund, which invests primarily in stocks of smaller companies located around the world.
                                             Normally, the Fund invests at least 80% of its assets in equity securities of companies with small market capitalizations.

American Growth Trust                        Seeks to make the shareholders' investment grow. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                             American Funds Insurance Series Growth Fund, which invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

American Growth-Income Trust                 Seeks to make the shareholders' investments grow and to provide the shareholder with income over time. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the American Funds Insurance
                                             Series Growth-Income Fund, which invests primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.

American High-Income Bond Trust              Seeks to provide a high level of current income and, secondarily, capital appreciation. To do this, the Fund invests all of its assets in the master fund, Class 1 shares of the American Funds Insurance Series High-Income
                                             Bond Fund, which invests at least 65% of its assets in higher yielding and generally lower quality debt securities, and normally invests at least 80%
                                             in bonds and up to 20% in equity securities.

American International Trust                 Seeks to make the shareholders' investment grow. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                             American Funds Insurance Series International Fund, which invests primarily in common stocks of companies located outside the United States.

American New World Trust                     Seeks to make the shareholders' investment grow over time. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series New World Fund, which invests primarily in stocks of companies with significant exposure to countries with developing economies and/or markets.

DAVIS SELECTED ADVISERS, L.P.
   Fundamental Value Trust                   Seeks growth of capital. To do this, the Fund invests in common stocks of
                                             U.S. companies with durable business models that can be purchased at attractive valuations relative to their intrinsic value.

FRANKLIN MUTUAL ADVISORS, LLC
   Mutual Shares Trust                       Seeks capital appreciation, which may be short-term, and income. To do this, the Fund invests mainly in equity securities of companies of any nation at market prices less than their intrinsic value.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust                  Seeks high total return. To do this, the Fund typically invests at least
                                             80% of its total assets in a diversified portfolio of equity investments from a number of developed markets outside the U.S.

LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust                         Seeks long-term capital growth. To do this, the Fund invests at least 80%
                                             of its net assets in equity securities that offer the potential for capital growth by purchasing securities at large discounts relative to their intrinsic value.

LORD, ABBETT & CO., LLC
   All Cap Value Trust                       Seeks capital appreciation. To do this, the Fund invests at least 50% of its net assets in equity securities of large, seasoned companies in all capitalization ranges that are undervalued. The Fund invests the remainder of its assets in undervalued mid-sized and small company securities.

   Mid Cap Value Trust                       Seeks capital appreciation. To do this, the Fund invests at least 80% of its net assets in stocks of mid-sized companies that have potential for significant market appreciation due to growing recognition of improvement in their financial results or anticipation of such improvement.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (1)
   American Fundamental Holdings Trust       Seeks long term growth of capital. To do this, the Fund invests in Class 1 shares of the American Funds Insurance Series: Bond Fund, Growth Fund,
                                             Growth-Income Fund, and International Fund. The Fund is permitted to invest in six other Underlying Funds of the American Funds Insurance Series: Asset
                                             Allocation Fund, Blue Chip Income and Growth Fund, Global Growth Fund,
                                             Global Small Capitalization Fund, High-Income Bond Fund, and New World
                                             Fund.

   Franklin Templeton Founding Allocation    Seeks long-term growth of capital. To do this, the Fund invests primarily
   Trust                                     in three JHT portfolios subadvised by Franklin Templeton: Global Trust,
                                             Income Trust and Mutual Shares Trust. The Fund is a fund of funds and is also authorized to invest in NAV shares of many other JHT portfolios and other investment companies.

   Lifestyle Balanced Trust                  Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. To do this, the Fund invests approximately 40% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 60% in Funds which invest primarily in equity securities.

   Lifestyle Conservative Trust              Seeks a high level of current income with some consideration given to growth of capital. To do this, the Fund invests approximately 80% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 20% in Funds which invest primarily in equity securities.

   Lifestyle Growth Trust                    Seeks long-term growth of capital. Current income is also a consideration.
                                             To do this, the Fund invests approximately 20% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 80% in
                                             Funds which invest primarily in equity securities.

   Lifestyle Moderate Trust                  Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on income. To do this, the Fund invests approximately 60% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 40% in Funds which invest primarily in equity securities.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (1) - CONTINUED
   Money Market Trust                        Seeks to obtain maximum current income consistent with preservation of principal and liquidity. To do this, the Fund invests in high quality, U.S.
                                             dollar denominated money market instruments.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC
   Small Cap Intrinsic Value Trust           Seeks long-term capital appreciation. To do this, the Fund invests at least
                                             80% of its net assets in equity securities of small capitalization companies.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust                         Seeks maximum total return, consistent with preservation of capital and prudent investment management. To do this, the Fund invests at least 80% of its net assets in fixed income instruments, futures contracts (including related options) with respect to such securities and options on such securities.

   Total Return Trust                        Seeks maximum total return, consistent with preservation of capital and prudent investment management. To do this, the Fund invests at least 65% of its total assets in a diversified fund of fixed income instruments of varying maturities.

TEMPLETON GLOBAL ADVISORS LIMITED
   Global Trust                              Seeks long-term capital appreciation. To do this, the Fund invests primarily in the equity securities of companies located throughout the world, including emerging markets.

   International Value Trust                 Seeks long-term growth of capital. To do this, the Fund invests at least
                                             65% of its total assets in equity securities of companies located outside the U.S., including in emerging markets, and generally up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap Trust             Seeks long-term capital appreciation. To do this, the Fund invests at least
                                             80% of its net assets in securities issued by foreign small-cap companies in emerging markets.

VAN KAMPEN (A REGISTERED TRADE NAME OF MORGAN STANLEY INVESTMENT MANAGEMENT INC.)
   Value Trust                               Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. To do this, the Fund invests at least 65% of its total assets in equity securities which are believed to be undervalued relative to the stock market in general.

WELLINGTON MANAGEMENT COMPANY, LLP
   Core Allocation Plus Trust                Seeks to provide total return, consisting of long-term capital appreciation and current income. To do this, the Fund invests in equity and fixed income securities of issuers located within and outside the U.S. The Fund will invest a significant portion of its assets outside of the U.S. The Fund will allocate its assets between fixed income securities and equity securities based upon the subadviser's targeted asset mix, which may change over time.

   Investment Quality Bond Trust             Seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. To do this, the Fund invests at least 80% of its net assets in bonds rated investment grade, focusing on corporate and U.S government bonds with intermediate to longer term maturities.

   Mid Cap Intersection Trust                Seeks long-term growth of capital. To do this, the Fund invests at least
                                             80% of its net assets in equity securities of medium-sized companies with significant capital appreciation potential.

   Mid Cap Stock Trust                       Seeks long-term growth of capital. To do this, the Fund invests at least
                                             80% of its net assets in equity securities of medium-sized companies with significant capital appreciation potential.

   Small Cap Growth Trust                    Seeks long-term capital appreciation. To do this, the Fund will invest at least 80% of its net assets in small-cap companies that are believed to offer above-average potential for growth in revenues and earnings.

WELLINGTON MANAGEMENT COMPANY, LLP - CONTINUED
   Small Cap Value Trust                     Seeks long-term capital appreciation. To do this, the Fund will invest at least 80% of its net assets in small-cap companies that are believed to be undervalued.

(1) Deutsche Investment Management Americas Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited in its management of the Lifestyle Trusts.

(2) S&P 500(R) is a trademark of The McGraw-Hill Companies, Inc. None of the John Hancock Trust portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

VOTING INTEREST

You instruct us how to vote Fund shares.

We will vote Fund shares held in a Separate Account at any Fund shareholder meeting in accordance with voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for proxy materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Fund shares that we hold (including our own shares and those we hold in a Separate Account for Contract Owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

During the Accumulation Period, the Contract Owner has the voting interest under a Contract. We determine the number of votes for each Fund for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Fund for which voting instructions may be given by dividing the reserve for the Contract allocated to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity payments. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                         V. Description of the Contract

ELIGIBLE PLANS

The Contract may be used to fund plans qualifying for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans (see "Qualified Contracts"). We also designed the Contract so that it may be used with non-qualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee) as may be eligible under applicable law. We currently are not offering this Contract in connection with Section 403(b) qualified plans that are not subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

ACCUMULATION PERIOD PROVISIONS

Purchase Payments

We may impose restrictions on your ability to make initial and additional Purchase Payments.

You may make Purchase Payments to us at our Annuities Service Center at any time. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. Additional Purchase Payments must be at least $30. All Purchase Payments must be in U.S dollars. We may provide for Purchase Payments to be automatically withdrawn from your bank account on a periodic basis. If a Purchase Payment would cause your Contract Value to exceed $1 million or your Contract Value already exceeds $1 million, you must obtain our approval in order to make the payment.

John Hancock USA may reduce the minimum initial Purchase Payment requirement, upon your request and as permitted by state law, in the following circumstances:

     - You purchase your Contract through a 1035 exchange or a Qualified Plan transfer of an existing contract(s) issued by another carrier(s) AND at the time of application, the value of your existing contract(s) meets or exceeds the applicable minimum initial Purchase Payment requirement AND prior to our receipt of such 1035 monies, the value drops below the applicable minimum initial Purchase Payment requirement due to market conditions.

     - You purchase more than one new Contract and such Contracts cannot be combined AND the average initial Purchase Payments for these new Contracts is equal to or greater than $50,000.

     - You and your spouse each purchase at least one new Contract AND the average initial Purchase Payments for the new Contract(s) is equal to or greater than $50,000.

     - You purchase multiple Contracts issued in conjunction with a written Retirement Savings Plan (either qualified or non-qualified), for the benefit of plan participants AND the Annuitant under each contract is a plan participant AND the average initial Purchase Payment for these new Contracts is equal to or greater than $50,000.

If permitted by state law, John Hancock USA may cancel a Contract at the end of any TWO consecutive Contract Years in which no Purchase Payments have been made, if both:

     - the total Purchase Payments made over the life of the Contract, less any Withdrawal Amounts, are less than $2,000; and

     - the Contract Value at the end of such two year period is less than $2,000.

Contracts issued by John Hancock New York may be cancelled at the end of any THREE consecutive Contract Years in which no Purchase Payments have been made as described above.

As a matter of administrative practice, the respective Company will attempt to notify you prior to any such cancellation in order to allow you to make the necessary Purchase Payment to keep your Contract in force. The cancellation of Contract provisions may vary in certain states to comply with the requirements of insurance laws and regulations in such states. If we cancel your Contract, we will pay you the Contract Value computed as of the valuation period during which the cancellation occurs. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "VIII. Federal Tax Matters").

You designate how your Purchase Payments are to be allocated among the Investment Options. You may change the allocation of additional Purchase Payments at any time by notifying us in writing (or by telephone or electronically if you comply with our telephone or electronic transaction procedures described herein).

Accumulation Units

During the Accumulation Period, we establish an Investment Account for you for each Variable Investment Option to which you allocate a portion of your Contract Value. We credit amounts to those Investment Accounts in the form of "accumulation units" to measure the value of the variable portion of your Contract during the Accumulation Period. We calculate and credit the number of accumulation units in each of your Investment Accounts by dividing (i) the amount allocated to that Investment Account by (ii) the value of an accumulation unit for that Investment Account we next compute after a purchase transaction is complete.

We will usually credit initial Purchase Payments received by mail on the Business Day on which they are received at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received. We will credit initial Purchase Payments received by wire transfer from broker-dealers on the Business Day received by us if the broker-dealers have made special arrangements with us. We will credit additional Purchase Payments on the Business Day they are received at our Annuities Service Center.

We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from an Investment Option, and when we deduct certain Contract charges, pay death benefit proceeds, or apply amounts to an Annuity Option.

Value of Accumulation Units

We measure the value of an Investment Account in accumulation units, which vary in value with the performance of the underlying Fund.

The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Sub-Account on the first Business Day the Sub-Account was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Sub-Account (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Fund determines the net asset value of its shares.

We will use a Fund share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, Withdrawal Amount or transfer transaction only if:

     - your Purchase Payment transaction is complete before the close of daytime trading of the New York Stock Exchange (usually 4:00 p.m. Eastern time) for that Business Day; or

     - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of the New York Stock Exchange for that Business Day.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Sub-Account from one Business Day to the next (the "valuation period"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. We determine the net investment factor for each Sub-Account for any valuation period by dividing (a) by (b) and subtracting (c) from the result:

Where (a) is:

     - the net asset value per share of a Fund share held in the Sub-Account determined at the end of the current valuation period; plus

     - the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current valuation period. The "ex-dividend" date is normally set (for stocks) two business days before the record date, on or after which the seller, not the buyer, receives the next dividend payment.

Where (b) is the net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding valuation period.

Where (c) is a factor representing the charges deducted from the Sub-Account on a daily basis for Annual Separate Account Expenses.

Transfers Among Investment Options

During the Accumulation Period, you may transfer amounts among the Variable Investment Options, subject to the restrictions set forth below.

You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the internet (see "Telephone and Electronic Transactions" below). We will cancel accumulation units from the Investment Account from which you transfer amounts and we will credit to the Investment Account to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the Investment Account. If after the transfer the amount remaining in the Investment Account is less than $100, then we will transfer the entire amount instead of the requested amount.


Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Investment options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose a variable investment option's underlying fund to increased fund transaction costs and/or disrupt the fund manager's ability to effectively manage a fund in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.


To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Fund are determined ending at the close of daytime trading of the New York Stock Exchange (usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Dollar Cost Averaging program or our Asset Rebalancing program, (b) transfers made within a prescribed period before and after a substitution of underlying Funds and (c) transfers made during the Pay-out Period (these transfers are subject to a 30-day notice requirement, however, as described in the "Transfers During Pay-out Period" section of this Prospectus). Under each Separate Account's policy and procedures, Contract Owners may transfer to a Money Market investment option even if a Contract Owner reaches the two transfer per month limit if 100% of the Contract Value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30-calendar day period after such transfer, a Contract Owner may not make any subsequent transfers from that Money Market investment option to another Variable Investment Option. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.


We reserve the right to take other actions to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period;

     -    restricting the dollar amount of transfers;

     - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and

     -    restricting transfers into certain Sub-Account(s).


In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds (see "Withdrawals" in this section, below, for details on when suspensions of redemptions may be permissible). We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).


In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Maximum Number of Investment Options

We currently do not limit the number of Investment Options to which you may allocate Purchase Payments.

Telephone and Electronic Transactions

We permit you to make certain types of transactions by telephone or electronically through the internet.

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the applicable telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    Any loss or theft of your password; or

     -    Any unauthorized use of your password.

We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly.

All transaction instructions we receive by telephone or electronically will be followed by a confirmation statement of the transaction. Transaction instructions we receive by telephone or electronically before the close of any Business Day, will usually be effective at the end of that day. Circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy, may limit your ability to access or transact business electronically. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum Withdrawal Amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

Special Transfer Services-Dollar Cost Averaging

We make available Dollar Cost Averaging and Asset Rebalancing programs.

We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any Variable Investment Option, or from a DCA Fixed Investment Option we permit for this purpose to other Variable Investment Options until the amount in the Investment Option from which the transfer is made is exhausted. You may allocate only Purchase Payments (and not existing Contract Values) to the DCA Fixed Investment Option. If you elect the DCA Fixed Investment Option, we will credit the amounts allocated to this option with interest at the guaranteed interest rate in effect on the date of such allocation.

From time to time, we may offer special DCA programs where the rate of interest credited to a DCA Fixed Investment Option exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments. In such case, we will recover any amounts we credit to your account in excess of amounts earned by us on the assets in the General Account from existing charges described in your Contract. Your Contract charges will not increase as a result of electing to participate in any special DCA program.

The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in equal installments over time in an effort to reduce that risk. Therefore, you may achieve a lower purchase price over the long-term by purchasing more accumulation units of a particular Sub-Account when the unit value is low; less when the unit value is high. However, the DCA program does not guarantee profits or prevent losses in a declining market and requires regular investment regardless of fluctuating price levels. Contract Owners interested in the DCA program should consider their financial ability to continue purchases through periods of low price levels. If you are interested in the DCA program, you may elect to participate in the program on the appropriate application or you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the DCA program.

Special Transfer Services-Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the percentage levels you would like to maintain in particular Funds. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Funds. (DCA Fixed Investment Options are not eligible for participation in the Asset Rebalancing program.) You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

     - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day);

     - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days); or

     - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

Withdrawals

You may withdraw all or a portion of your Contract Value, but may incur withdrawal charges or tax liability as a result.

During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Qualified Contracts, exercise of the withdrawal right may require the consent of the Qualified Plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center, minus any applicable withdrawal charge, Rider charge, administrative fee, or tax. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each Investment Account equal in value to the Withdrawal Amount from that Investment Account.

When making a partial withdrawal, you should specify the Investment Options from which the withdrawal is to be made. The Withdrawal Amount requested from an Investment Option may not exceed the value of that Investment Option. If you do not specify the Investment Options from which a partial withdrawal is to be taken, we will take the withdrawal from the Variable Investment Options until exhausted. We will then take from any DCA Fixed Investment Option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. If the Withdrawal Amount is less than the total value in the Variable Investment Options, we will take the withdrawal proportionately from all of your Variable Investment Options.

There is no limit on the frequency of partial withdrawals; however, the Withdrawal Amount must be at least $300 or, if less, the entire balance in the Investment Option. If after the withdrawal the amount remaining in the Investment Option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the Investment Option. If the Withdrawal Amount would reduce the Contract Value to less than $300, we will treat the partial withdrawal as a total withdrawal of the Contract Value.

We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.


IMPACT OF DIVORCE. In the event that you and your spouse become divorced after you purchase a Contract, we will consider any request to reduce or divide benefits under a Contract as a request for a withdrawal of Contract Value. The transaction may be subject to any applicable tax or withdrawal charge. Also, for Contracts issued with an optional minimum guaranteed withdrawal benefit Rider, your guarantee may be Reset. If you determine to divide a Contract with an optional benefit Rider, we will permit you to continue the existing Rider under one, but not both, resulting Contracts. We will also permit the owner of the new Contract to purchase any optional benefit Rider then available.


TAX CONSIDERATIONS. Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "VIII. Federal Tax Matters").

Special Withdrawal Services - The Systematic Withdrawal Program

You may make systematic withdrawals.

We administer a Systematic Withdrawal Program ("SWP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into a SWP agreement, you may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis. We limit the total of SWP withdrawals in a Contract Year to not more than 10% of the Purchase Payments made (to ensure that no withdrawal charge will ever apply to a SWP withdrawal). If additional withdrawals, outside the SWP, are taken from a Contract in the same Contract Year in which a SWP is in effect, SWP withdrawals after the free withdrawal amount has been exceeded are subject to a withdrawal charge. The SWP is not available to Contracts participating in the DCA program or for which Purchase Payments are being automatically deducted from a bank account on a periodic basis. SWP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in a SWP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the SWP.

Death Benefit During Accumulation Period

If you die during the Accumulation Period, your Beneficiary will receive a death benefit that might exceed your Contract Value.

The Contracts described in this Prospectus provide for the distribution of a death benefit before the earlier of a Contract's Maturity Date or Annuity Commencement Date.

AMOUNT OF DEATH BENEFIT. The death benefit payable under the Contract will be the greater of:

     -    the Contract Value; or

     - the sum of all Purchase Payments made, less any amounts deducted in connection with partial withdrawals.

The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (i) times (ii) where:

     i)   is equal to the death benefit prior to the withdrawal; and

     ii) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.

PAYMENT OF DEATH BENEFIT. The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms from all Beneficiaries at our Annuities Service Center. No one is entitled to the death benefit until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

     -    a certified copy of a death certificate; or

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; and all required claim forms; or

     -    any other proof satisfactory to us.

DISTRIBUTION OF DEATH BENEFITS. The following discussion applies principally to distribution of death benefits upon the death of an Owner under Contracts that are not issued in connection with Qualified Plans, i.e., "Non-Qualified Contracts." Tax law requirements applicable to Qualified Plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your Contract is used in connection with a Qualified Plan, you should seek competent legal and tax advice regarding requirements governing the distribution of benefits, including death benefits, under the plan. In particular, if you intend to use the Contract in connection with a Qualified Plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on Qualified Plans, including IRAs (see "VIII. Federal Tax Matters" and Appendix
C: "Qualified Plan Types").




In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict death benefits under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit.

We will pay the death benefit to the Beneficiary if any Contract Owner dies before the earlier of the Maturity Date or the Annuity Commencement Date. If there is a surviving Owner, that Contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any Annuitant, except that if any Owner is not a natural person, the death of any Annuitant will be treated as the death of an Owner. On the death of the last surviving Annuitant, the Owner, if a natural person, will become the Annuitant unless the Owner designates another person as the Annuitant.


Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "Withdrawals" above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit will receive the funds in a John Hancock Safe Access Account (JHSAA). Similar to a checking account, the JHSAA provides the beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. The Beneficiary can obtain the remaining death benefit proceeds in a single sum by cashing one check for the entire amount. Note, however, that a JHSAA is not a true checking account as the beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.


If the Beneficiary does not choose a form of payment, or the death benefit payable upon the death of an Owner is not taken, the Contract will continue, subject to the following:

     -    The Beneficiary will become the Owner.

     - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.

     -    No additional Purchase Payments may be made.

     -    We will waive withdrawal charges for all future distributions.

     - If the deceased Owner's spouse is the Beneficiary, the surviving spouse continues the Contract as the new Owner. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in the determination of the spouse's death benefit.


     - If the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, distribution may be made as an annuity, under one of the Annuity Options described below, which begins within one year of the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options" below). If distribution is not made within five years and the Beneficiary has not specified one of the above forms of payment, we will distribute a lump sum cash payment of the Beneficiary's portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will be distributed immediately in a single sum cash payment.


     - Alternatively, if the Contract is not a Qualified Contract and if the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract may be made as a series of withdrawals over the Beneficiary's life expectancy. If this form of distribution is selected, the Beneficiary may not reduce or stop the withdrawals, but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial Beneficiary dies while value remains in the Contract, a successor Beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial Beneficiary's life expectancy.

A substitution or addition of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the Maturity Date, the Contract Value on the date of the change will be treated as a Purchase Payment made on that date. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the Owner's spouse.

Please see "VI. Optional Benefits" for a discussion of benefits available to Beneficiaries under the optional Annual Step Death Benefit.

PAY-OUT PERIOD PROVISIONS

General

You have a choice of several different ways of receiving annuity payments from us.


Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract's Annuity Commencement Date (the first day of the Pay-out Period). The Annuity Commencement Date is the date specified on your Contract's specifications page, unless you change that date. For John Hancock USA Contracts, there is no limit on when the earliest Annuity Commencement Date may be set. For John Hancock New York Contracts, the earliest allowable Annuity Commencement Date is one year from the Contract Date. If no date is specified, the Annuity Commencement Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. The Annuity Commencement Date may be changed at any time before annuity payments begin. The new Annuity Commencement Date may not be later than the specified Maturity Date unless we consent. Annuity Commencement and Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see "VIII. Federal Tax Matters"). Distributions may be required from Qualified Contracts before the Annuity Commencement Date.

You may select the frequency of annuity payments. However, if the Contract Value at the Maturity Date is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.

Annuity Options

Annuity payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the Contract, and at any time during the Accumulation Period, you may select one or more of the Annuity Options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an Annuity Option is not selected, we will provide as a default an Annuity Option in the form of a variable life annuity with payments guaranteed for ten years, as described below. We will determine annuity payments based on the Investment Account Value of each Investment Option at the Annuity Commencement Date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain Annuity Options in connection with certain Qualified Contracts. Once annuity payments commence:

     - you will no longer be permitted to make any withdrawals under the Contract;

     - you will no longer be permitted to make or receive any withdrawals under a guaranteed minimum withdrawal benefit Rider;

     -    we may not change the Annuity Option or the form of settlement; and

     -    your Guaranteed Minimum Death Benefit will terminate.

Please read the description of each Annuity Option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due. You may also elect annuities with payments guaranteed for a certain number of years but the amount of each payment will be lower than that available under the non-refund life Annuity Option.

ANNUITY OPTIONS OFFERED IN THE CONTRACT. The Contracts guarantee the availability of the following Annuity Options:

Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if the Annuitant dies prior to the end of the tenth year.

Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the Annuitant and a designated co-Annuitant. No payments are due after the death of the last survivor of the Annuitant and co-Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years
- An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the Annuitant and a designated co-Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if both the Annuitant and the co-Annuitant die prior to the end of the tenth year.

ADDITIONAL ANNUITY OPTIONS. We currently offer the following Annuity Options which are in addition to the ones we are contractually obligated to make available. We may cease offering any of the following Annuity Options at any time and may offer other Annuity Options in the future.

Option 3: Life Annuity with Payments Guaranteed for 5, 15 or 20 Years - An annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 5, 15 or 20 year period.

Option 4: Lifetime Annuity with Cash Refund - An annuity with payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option.

Option 5: Joint Life Annuity with Payments Guaranteed for 20 Years - An annuity with payments guaranteed for 20 years and continuing thereafter during the lifetime of the Annuitant and a designated co-Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 20 year period if both the Annuitant and the co-Annuitant die during the 20 year period.

Option 6: Joint & Two-Thirds Survivor Non-Refund Life Annuity - An annuity with full payments during the joint lifetime of the Annuitant and a designated co-Annuitant and two-thirds payments during the lifetime of the survivor. Because we do not guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.


Option 7: Period Certain Only Annuity for 10, 15 or 20 Years - An annuity with payments for a 10, 15 or 20 year period and no payments thereafter. You may surrender all or part of your Contract for its "Commuted Value" after the Pay-out Period has begun only if you select a variable pay-out under this Option. (See "Full Surrenders During the Pay-out Period" and "Partial Surrenders During the Pay-out Period" in this section, below.)


ADDITIONAL ANNUITY OPTIONS FOR CONTRACTS WITH A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. We make one or more additional Annuity Options available if you purchase a Contract with one of our guaranteed minimum withdrawal benefit Riders (i.e., Income Plus for Life or Income Plus for Life - Joint Life, as described in "VI. Optional Benefits"). If you purchase a Contract with a guaranteed minimum withdrawal benefit Rider, you may select the additional Annuity Options shown below. These additional Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary.


GMWB Alternate Annuity Option 1: Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with the Income Plus for Life or an Income Plus for Life - Joint Life Rider. For the Income Plus for Life
- Joint Life Rider, this Annuity Option is available only if one Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions" on page 34), not two, remains on the Rider at the Annuity Commencement Date. Under this option, we will make annuity payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:


     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or

     - the annual amount that the death benefit proceeds of your Contract provides on a guaranteed basis under a life with cash refund annuity. (Unlike Option 1(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)

GMWB Alternate Annuity Option 2: Joint & Survivor Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with the Income Plus for Life - Joint Life Rider and both Covered Persons remain on the Rider at the Annuity Commencement Date. Under this option, we will make annuity payments during the joint lifetime of the co-Annuitants. After the death of the last surviving Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or

     - the annual amount that the death benefit proceeds of your Contract provides on a guaranteed basis under a joint life with cash refund annuity. (Unlike Option 2(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the last surviving Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)

FULL SURRENDERS DURING THE PAY-OUT PERIOD. You may surrender your Contract, after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. Under this option, we will pay you the present value of any remaining guaranteed annuity payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender. We determine the Commuted Value by:


     - multiplying the number of Annuity Units we currently use to determine each payment by the respective Annuity Unit value on the last payment date (see "Annuity Units and the Determination of Subsequent Variable Annuity Benefit Payments" below for a description of an "Annuity Unit");


     - assuming that the net investment factor for the remainder of the guarantee period will equal the assumed interest rate of 3%, resulting in level annuity payments; and

     - calculating the present value of these payments at the assumed interest rate of 3%.

If you elect to take the entire Commuted Value of the remaining annuity payments due in the Period Certain, no future annuity payments will be made.

PARTIAL SURRENDERS DURING THE PAY-OUT PERIOD. We permit partial surrenders after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. You may take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. The Commuted Value is determined on the day we receive your written request for surrender in the manner described above.


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


If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain by reducing the number of Annuity Units used to determine payments (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" for how we determine the initial number of Annuity Units used to determine payments). Since there will be fewer Annuity Units, your remaining payments will be reduced. The new number of Annuity Units used to determine future payments after an amount is commuted will equal A x {1
- ((B / C) / D)}, where:



     A equals the number of Annuity Units used to determine future payments before the commutation;



     B equals the dollar amount requested to be paid out as part of the commutation;



     C equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 3%; and



     D equals the Annuity Unit value on the day of the commutation is executed.



For example, assume that before you request a partial Commuted Value, you will receive 400 units a year for 10 years. You request $20,000 in Commuted Value. Since you are receiving those 400 units for 10 years, C equals the present value of 400 units for 10 years starting the end of this year at a rate of an assumed interest rate of 3%. This value is 3,412.08 units. Assuming the annuity unit value on the day the commutation is executed is $12.50, after the commutation you will receive 400 x (1-$20,000/3412.08/$12.50) = 212.43 units a year for 10 years.


You will not be able to make any additional withdrawals under a Contract with a guaranteed minimum withdrawal benefit Rider once annuity payments begin under an Annuity Option.

FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "Death Benefit During Accumulation Period"), on death, withdrawal or the Maturity Date of the Contract, the death benefit proceeds may be applied to a Fixed Annuity Option.


We determine the amount of each Fixed Annuity payment by applying the portion of the death benefit proceeds (minus any applicable premium taxes) applied to purchase the Fixed Annuity to the appropriate table in the Contract. If the table we are then using is more favorable to you, we will substitute that table. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the Single Premium Immediate Annuity rate that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.


Determination of Amount of the First Variable Annuity Payment

We determine the first Variable Annuity payment by applying the portion of the death benefit proceeds (minus any applicable premium taxes) applied to purchase a Variable Annuity to the annuity tables contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Annuity Commencement Date. We will reduce Contract Value used to determine annuity payments by any applicable sales charge and premium taxes.

The rates contained in the annuity tables vary with the Annuitant's sex and age and the Annuity Option selected. However, we may not use sex-distinct tables for Contracts issued in connection with certain employer-sponsored retirement plans. Under such tables, the longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Payments

We will base Variable Annuity payments after the first one on the investment performance of the Sub-Accounts selected during the Pay-out Period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each Sub-Account by the Annuity Unit value of that Sub-Account (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Sub-Account is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity payment is due, and the resulting amounts for each Sub-Account are then totaled to arrive at the amount of the annuity payment to be made. The number of Annuity Units generally remains constant throughout the Pay-out Period (assuming no transfer is made). We will deduct a pro-rata portion of the administration fee from each annuity payment.


We charge the same Annual Separate Account Expenses during the annuitization period as we do during the Accumulation Period. We determine the "net investment factor" for an Annuity Unit in the same manner as we determine the net investment factor for an accumulation unit (see "Value of Accumulation Units" and "Net Investment Factor" on page 20). The value of an Annuity Unit for each Sub-Account for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for that Sub-Account for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate.


Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.

We build a 3% assumed interest rate into the annuity tables in the Contract used to determine the first Variable Annuity payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 4.40%.


Transfers During Pay-out Period

Some transfers are permitted during the Pay-out Period, but subject to different limitations than during the Accumulation Period.

Once Variable Annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one Sub-Account to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. We will make transfers after the Annuity Commencement Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new Sub-Account selected. We reserve the right to limit, upon notice, the maximum number of transfers a Contract Owner may make per Contract Year to four. Once annuity payments have commenced, a Contract Owner may not make transfers from a Fixed Annuity Option to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Fund. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

Death Benefit During Pay-out Period

If an Annuity Option providing for payments for a guaranteed period has been selected, and the Annuitant dies during the Pay-out Period, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

OTHER CONTRACT PROVISIONS

Right to Review

You have a right to cancel your Contract.

You may cancel the Contract by returning it to our Annuities Service Center or to your registered representative at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value computed at the end of the Business Day on which we receive your returned Contract.

No withdrawal charge is imposed upon return of a Contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Also, when required by state law or when the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable (as described in the preceding paragraph).

If you purchase your Contract in connection with a replacement of an existing contract, your Contract may provide for a longer time period to return it to us. For example, in New York, you may return the Contract at any time within 60 days after receiving it. Replacement of an existing annuity contract generally is defined as the purchase of a new contract in connection with (a) the lapse, partial or full surrender or change of, or borrowing from, an existing annuity or life insurance contract or (b) the assignment to a new issuer of an existing annuity contract. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing contract. Therefore, you should consult with your registered representative or attorney regarding whether the purchase of a new Contract is a replacement of an existing contract.

(Applicable to Residents of California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payments to the Money Market Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payments during this 30 day period to a DCA Fixed Investment Option (if available), or to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payments were allocated to a DCA Fixed Investment Option, we will pay you the original amount of your Purchase Payments. If your Purchase Payments were allocated to the Money-Market Investment Option, we will pay you the greater of the original amount of your Purchase Payments or the Contract Value, computed at the end of the Business Day on which we receive your returned Contract. If your Purchase Payments were allocated to a Variable Investment Option (other than the Money Market Fund), we will pay you the Contract Value, computed at the end of the Business Day on which we receive your returned Contract.

Ownership

You own the Contract.

Prior to the Annuity Commencement Date, the Contract Owner is the person designated in the Contract specifications page or as subsequently named. On and after the Annuity Commencement Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary is the Contract Owner.

In the case of Non-Qualified Contracts, you may change ownership of the Contract or you may collaterally assign the Contract at any time prior to the earlier of the Annuity Commencement Date or the Maturity Date, subject to the rights of any irrevocable Beneficiary. Changing the ownership of a Contract may be treated as a (potentially taxable) distribution from the Contract for Federal tax purposes. A collateral assignment is treated as a distribution from the Contract and will be tax reported as such. An addition or substitution of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change and treating that value as a Purchase Payment made on that date for purposes of computing the amount of the death benefit.

You must make any change of ownership or assignment in writing and we must receive such written change at the Annuities Service Center. We must approve any change. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable Beneficiary.

In the case of Qualified Contracts, ownership of the Contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, you may not sell, assign, transfer, discount or pledge as collateral for a loan or as security for the performance of an obligation, or for any other purpose, a Qualified Contract to any person other than us.

Annuitant

The Annuitant is either you or someone you designate.

The Annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The Annuitant is entitled to receive all annuity payments under the Contract. If the Contract Owner names more than one person as an "Annuitant," the second person named shall be referred to as "co-Annuitant." The Annuitant is as designated on the Contract specifications page or in the application, unless changed. You must make any change of Annuitant in writing in a form acceptable to us. We must approve any change.

On the death of the Annuitant prior to the Annuity Commencement Date, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain Qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant. The Annuitant becomes the Owner of the Contract at the Annuity Commencement Date.

If any Annuitant is changed and any Contract Owner is not a natural person, we must distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by any charges that would otherwise apply upon withdrawal.

Beneficiary

The Beneficiary is the person you designate to receive the death benefit if you die.


The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). However, if there is a surviving Contract Owner, we will treat that person as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any change in writing. We must approve any change. If approved, we will effect such change as of the date on which it was written. We assume no liability for any payments made or actions taken before the change is approved. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, IRS regulations may limit designations of Beneficiaries.


Modification

We may not modify your Contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.


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

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's correct age and sex. If we have made incorrect annuity payments, we will pay the amount of any underpayment immediately and we will deduct the amount of any overpayment from future annuity payments.

Loans

Loans are not available under the Contract.

                              VI. Optional Benefits

You may elect to purchase optional benefits when you purchase a Contract. If available in your state, you may select one of the following "Income Plus for Life Series guaranteed minimum withdrawal benefit" Riders:

     -    Income Plus for Life; or

     -    Income Plus for Life - Joint Life.

You also may select an Annual Step Death Benefit Rider.

We describe each of these optional benefit Riders in the following sections.


OVERVIEW OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS



Each of our guaranteed minimum withdrawal benefit Riders available with the Contract provides a guaranteed minimum withdrawal benefit during the Accumulation Period. Each Rider guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. In particular, these Riders will permit you to withdraw up to the guaranteed annual amount for as long as a Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions" on page 34) lives, subject to the terms and conditions of the specific Rider you elect. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract and the type of guaranteed minimum withdrawal benefit you purchase. We may increase the guarantee:



     - by a "Credit" or "Target Amount" adjustment (see "Target Amount" on page 41 for Income Plus for Life and page 45 for Income Plus for Life
          - Joint Life) if you make no withdrawals during certain Contract Years, up to limits that vary by Rider;


     - as a result of a "Step-up" (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") of the guarantee to reflect your then current Contract Value on certain Contract Anniversary dates; or

     -    if you make an additional Purchase Payment up to specified limits.


Although these Riders guarantee a minimum annual withdrawal amount, you may take withdrawals of any amount of Contract Value during your Contract's Accumulation Period. If you take withdrawals for more than the annual amount permitted under the terms of the Rider you select, however, we may Reset the guaranteed minimum amount.


Availability

You may only elect an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider at the time you purchase a Contract, and only provided:

     - the Rider is available for sale in the state where the Contract was sold;

     - you limit your investment of Purchase Payments and Contract Value to the Investment Options we make available with the Rider; and

     - you (and any other Covered Person) comply with the age restrictions we may impose for the Rider.

Please contact the John Hancock Annuities Service Center at 1-800-344-1029 (in
NY: 1-800-551-2078) for additional information. We offer these optional benefit Riders only where approved by local state insurance regulatory agencies.

We reserve the right to accept or refuse to issue any guaranteed minimum withdrawal benefit Rider at our sole discretion. Once you elect a guaranteed minimum withdrawal benefit Rider, its effective date usually will be the Contract Date (unless we permit otherwise) and it is irrevocable. We charge an additional fee for each Rider.

AGE RESTRICTIONS. You must not be age 81 or older to purchase an Income Plus for Life Rider. Both you and your spouse must not be age 81 or older (and must qualify as "Covered Persons") to purchase an Income Plus for Life - Joint Life Rider.

Purchase Payments


RESTRICTIONS ON CONTRACTS WITH GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS. If you purchase an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider, we restrict your ability to make additional Purchase Payments to the Contract. You must obtain our prior approval if the Contract Value immediately following an additional Purchase Payment would exceed $1 million. We do not permit additional Purchase Payments during a Rider's "Settlement Phase" (see "Settlement Phase" on page 41 for Income Plus for Life and page 46 for Income Plus for Life - Joint Life). Other limitations on additional Purchase Payments may vary by state.



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Special Purchase Payment limits on "Non-Qualified" Contracts. If we issue your
Contract not in connection with an IRA or other tax-qualified retirement plan, we also impose the following limit on your ability to make Purchase Payments:

     - on or after the first Contract Anniversary, without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000.

Special Purchase Payment limits on "Qualified" Contracts. If we issue your Contract in connection with a tax qualified retirement plan, including an IRA, we also impose additional limits on your ability to make Purchase Payments:

     - on and after the Age 65 Contract Anniversary (or after the first Contract Anniversary if we issue your Contract after you become Age
          65), without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000;

     - for the year that you become age 70 1/2 and for any subsequent years, if we issue your Contract in connection with an IRA, we will only accept a Purchase Payment that qualifies as a "rollover contribution"; but

     - we will not accept any Purchase Payment after the oldest Owner becomes age 81.

You should consult with a qualified tax advisor prior to electing a guaranteed minimum withdrawal benefit Rider for further information on tax rules affecting Qualified Contracts, including IRAs.

General right of refusal. We reserve the right to refuse to accept additional Purchase Payments at any time after the first Contract Anniversary to the extent permitted in the state we issue your Contract. We do not reserve this right of refusal for additional Purchase Payments before the Age 65 Contract Anniversary that are permitted to Contracts issued in connection with tax qualified retirement plans, including IRAs.

IMPACT ON BENEFIT BASE AND LIFETIME INCOME AMOUNT. Prior to the Lifetime Income Date, we will increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million.

On and after the Lifetime Income Date, we may increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million. The new Benefit Base will be the Benefit Base immediately before the additional Purchase Payment, plus:

     - The excess, if any, of the additional Purchase Payment (subject to our Purchase Payment limits); over

     - Any Withdrawal Amount reduced by any Purchase Payment since the later of the Lifetime Income Date or the latest:

          -    date of a Purchase Payment that we applied to the Benefit Base,


          -    Reset date, or



          -    effective date of a Step-up.


Examples 1d and 2d in "Appendix B: Guaranteed Minimum Withdrawal Benefit Examples" illustrate how each of these transactions affect the Benefit Base and Lifetime Income Amount.

In addition, if a Purchase Payment increases the Benefit Base after the Lifetime Income Date, we will increase the Lifetime Income Amount to equal:

     - (for Income Plus for Life) 5% of the Benefit Base in effect immediately after the Purchase Payment; or

     - (for Income Plus for Life - Joint Life) 4.75% of the Benefit Base in effect immediately after the Purchase Payment.




Rider Fees


We charge an additional fee on each Contract Anniversary for an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider, and reserve the right to increase the fee on the effective date of each Step-up in the benefits under that Rider. We withdraw the fee from each Investment Option in the same proportion that the value of Investment Accounts of each Investment Option bears to the Contract Value. We will deduct a pro rata share of the annual fee from the Contract Value:


     -    on the date we determine the death benefit;

     -    at the time an Annuity Option begins; or

     -    on the date an Excess Withdrawal reduces the Contract Value to zero.

We do not deduct additional rider fees during the "Settlement Phase" or after the Annuity Commencement Date once an Annuity Option begins.

FEE FOR INCOME PLUS FOR LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-up applied on that prior Anniversary) increased by any additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life fee will never exceed 1.20%.

FEE FOR INCOME PLUS FOR LIFE - JOINT LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-up applied on that prior Anniversary) increased by additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life
- Joint Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life - Joint Life fee will never exceed 1.20%.


Comparison between Guaranteed Minimum Withdrawal Benefits and Annuity Payments


If you choose to take withdrawals under one of our guaranteed minimum withdrawal benefit Riders, it is not the same as receiving annuity payments upon annuitization (as described in "Pay-out Period Provisions" in "V. Description of the Contract").

When you take withdrawals:

     -    you will have the flexibility to start and stop withdrawals;

     - you will have the flexibility to choose an amount of your withdrawal that is less than or equal to your Lifetime Income Amount (without reducing your future available Lifetime Income Amount);

     - you will have the ability to surrender your Contract for the cash surrender value (Contract Value minus any applicable charges and premium taxes), if any; and


     - you may receive less favorable tax treatment of your withdrawals than annuity payments would provide. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders; and



     -    you reduce the Contract Value available for annuitization.


When you annuitize:

     - you will receive annuity payments that will be fixed in amount (or in the number of units paid if you choose Variable Annuity payments);

     - your annuity payments will not vary in timing once they commence (for as long as we are due to pay them to you);

     -    you will no longer have access to the Contract Value; and

     - your Annuity Payments may receive more favorable tax treatment than guaranteed minimum withdrawal benefits. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.

In addition to the traditional Annuity Options we provide under the Contract, we provide additional Annuity Options for Contracts issued with a guaranteed minimum withdrawal benefit Rider. These additional Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. These additional Annuity Options are designed so that you will receive annuity payments that are no less than the Lifetime Income Amount at the time of annuitization, but you could receive larger payments, depending on the your investment experience prior to annuitization. The Annuity Options available to you are described in detail in "Pay-out Period Provisions" in "V. Description of the Contract."

INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER DEFINITIONS

We use the following definitions to describe how our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders work:

AGE 65 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date the older Owner attains age 65.

AGE 95 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date:

     -    the Covered Person attains age 95 under Income Plus for Life; or

     -    the older Owner attains age 95 under Income Plus for Life - Joint
          Life.

BENEFIT BASE means:

     -    a value we use to determine the Lifetime Income Amount.

     - The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base.


We may reduce the Benefit Base to reflect withdrawals and Resets, and we may increase the Benefit Base to reflect Step-ups, Credits, a Target Amount" adjustment (see "Target Amount" on page 41 for Income Plus for Life and page 45 for Income Plus for Life - Joint Life) and additional Purchase Payments as provided in the Rider. The maximum Benefit Base is $5 million.


Any reduction or increase in the Benefit Base will result in a corresponding reduction or increase in the Lifetime Income Amount.

COVERED PERSON means (for Income Plus for Life):

     - The person whose life we use to determine the duration of the Lifetime Income Amount payments;

     - The oldest Owner at issue of the Rider or the oldest Annuitant in the case of a non-natural Owner.

COVERED PERSON means (for Income Plus for Life - Joint Life):

     - One of the two persons whose lives we use to determine the duration of the Lifetime Income Amount payments.

     - We determine the Covered Persons at the time you elect the Rider. A spouse must qualify as a "spouse" under federal law.

(For Income Plus for Life - Joint Life Non-Qualified Contracts):

     - both the spouses must be named as co-Owners of the Contract (or co-Annuitants if the Owner is a non-natural person); or

     - if only one spouse is named as an Owner of the Contract (or Annuitant if the Owner is a non-natural person), the other spouse must be designated as the Beneficiary of the Contract.


A Covered Person will no longer qualify as such (i.e., that Covered Person will be removed from the Rider) if that person is no longer designated as an Owner, co-Owner, Annuitant, co-Annuitant or Beneficiary as required above. In the event that you and your spouse become divorced after you purchase the Rider, you may not add a new spouse as a Covered Person. If you remove your spouse as an Owner, Beneficiary or Annuitant, that person will no longer be a Covered Person under the Rider. (See page 23 for additional information on the impact of divorce.)



CREDIT OR LIFETIME INCOME CREDIT means an increase in the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the Step-up Date or the Age 95 Contract Anniversary. Credits are called "Bonuses" in the Contract.


Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:


     - 7% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise



     - 7% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.


We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

CREDIT PERIOD OR LIFETIME INCOME CREDIT PERIOD means:

     -    Initially, the first 10 Contract Years;

     - Each time a Step-up occurs, the Credit Period extends to the lesser of: (a) 10 years from a Step-up Date; or (b) the Age 95 Contract Anniversary.

EXCESS WITHDRAWAL means:

     - (for Income Plus for Life) Any withdrawal you take before the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds 5.0% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments;

     - (for Income Plus for Life - Joint Life) Any withdrawal you take before the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds 4.75% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments; and

     - (for Income Plus for Life and Income Plus for Life - Joint Life) Any withdrawal you take on and after the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds the Lifetime Income Amount at the time of withdrawal.

LIFETIME INCOME AMOUNT means the amount we guarantee to be available each Contract Year for withdrawal during the Accumulation Period after the date you purchased the Rider (or the Lifetime Income Date, if later), as long as:

     - (for Income Plus for Life) the Covered Person remains alive as an Owner or Annuitant of the Contract, subject to the terms and conditions of the Rider.

     - (for Income Plus for Life - Joint Life) at least one Covered Person remains alive and qualified as a Covered Person, subject to the terms and conditions of the Rider.

We may reduce the Lifetime Income Amount to reflect withdrawals and Resets, and we may increase the Lifetime Income Amount to reflect Step-ups, Credits, a Target Amount adjustment and additional Purchase Payments as provided in the Rider.


Any reduction or increase in the Benefit Base will result in a corresponding reduction or increase in the Lifetime Income Amount.

LIFETIME INCOME DATE means the date on which we determine the Lifetime Income Amount. This will be the date you purchase the Rider if:

     - (for Income Plus for Life) you are age 59 1/2 or older at the time; otherwise, the Lifetime Income Date is the Contract Anniversary on, or immediately following, the date you attain age 59 1/2.

     - (for Income Plus for Life - Joint Life) both you and your spouse are age 59 1/2 or older at the time; otherwise, the Contract Anniversary on, or immediately following, the date the younger spouse would attain age 59 1/2. (The Lifetime Income Date does not change if the younger spouse does not survive to this date and the older spouse is still a Covered Person under the Rider.)

RESET means a reduction of the Benefit Base if you take Excess Withdrawals.

STEP-UP means an increase in the Benefit Base and Lifetime Income Amount on certain Contract Anniversary dates when your Contract Value exceeds the previous Benefit Base.

STEP-UP DATE means the date on which we determine whether a Step-up could occur.

INVESTMENT OPTIONS UNDER INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS

If you elect to purchase any of our Guaranteed Minimum Withdrawal Benefit Riders, you may invest your Contract Value only in the Investment Options we make available with that Rider.

If you purchase one of our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders, you must invest 100% of your Contract Value at all times in one or more of the investment options we make available for these Riders. Under our current rules, you must invest either:


     (a) among the currently available individual Investment Options (see "Available Individual Investment Options" immediately below); or


     (b) in a manner consistent with any one of the currently available Model Allocations (see "Available Model Allocations" below).


You may transfer between (a) and (b), or vice versa, on any date subject to our restrictions on frequent trading, provided you transfer 100% of your Contract Value. You may take withdrawals only in accordance with our default procedures; you may not specify the Investment Option from which you wish to make a withdrawal (see "Accumulation Period Provisions - Withdrawals" on page 23). We will allocate additional Purchase Payments in accordance with your instructions, subject to the restrictions described herein. All Investment Options may not be available through all distribution partners.


YOU SHOULD CONSULT WITH YOUR FINANCIAL PROFESSIONAL TO ASSIST YOU IN DETERMINING WHICH AVAILABLE INDIVIDUAL INVESTMENT OPTION OR MODEL ALLOCATION IS BEST SUITED FOR YOUR FINANCIAL NEEDS AND RISK TOLERANCE.

Available Individual Investment Options

If you purchase a Contract with any of our currently offered guaranteed minimum withdrawal benefit Riders, we restrict the individual Investment Options to which you may allocate your Contract Value. These Investment Options invest in the following Funds:

     -    American Asset Allocation Trust

     -    Franklin Templeton Founding Allocation Trust

     -    Lifestyle Growth Trust

     -    Lifestyle Balanced Trust

     -    Lifestyle Moderate Trust

     -    Lifestyle Conservative Trust

     -    American Fundamental Holdings Trust

     -    Money Market Trust

     -    Core Allocation Plus Trust

You may allocate your Contract Value to any combination of these Investment Options and you may also use our DCA program from the Money Market or any available DCA Fixed Investment Option in connection with your selected Investment Options.

WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS IN YOUR VARIABLE INVESTMENT ACCOUNT AT ANY TIME. If we restrict an Investment Option, we will not allow transfers into the restricted Investment Option and you may not allocate Net Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.



FOR MORE INFORMATION REGARDING THESE FUNDS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH FUNDS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE PROSPECTUS FOR THE APPLICABLE FUNDS. YOU CAN OBTAIN A COPY OF THE FUNDS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.


Available Model Allocations


You may allocate your entire Contract Value to any one of the Model Allocations in the table shown below. You may also use our DCA program from any available DCA Fixed Investment Option in connection with your selected Model Allocation. If you select a Model Allocation, you authorize us to rebalance your entire Contract Value allocated to your selected Model Allocation on a quarterly basis to the fixed percentages shown in the table for each Investment Option in that Model Allocation. In addition, you may not transfer monies between Investment Options other than to transfer 100% of your Contract Value to another Model Allocation if available or 100% to any one, or any combination of, the available individual Investment Options.



None of the Model Allocations is a fund-of-funds. We do not actively manage any Model Allocation. Once you invest in a Model Allocation, we will not change the allocation percentages (except to rebalance) or component Funds based on changes in investment strategy, market conditions or expectations of future performance. Because a Model Allocation does not change, you should periodically consult with your financial advisor to ensure that your selected Model Allocation continues to be appropriate for your needs and circumstances.



WE RESERVE THE RIGHT TO RESTRICT THE AVAILABILITY OF MODEL ALLOCATIONS AT ANY TIME. If we restrict a Model Allocation and your Contract Value is allocated to that Model Allocation on the last day it was available, you may continue to allocate your Contract Value to that Model Allocation as long as you continue to allocate your entire Contract Value (other than amounts in a Fixed Account under our DCA Program), including future Purchase Payments, to that Model Allocation. We will continue to rebalance your Contract Value to that Model Allocation on a quarterly basis. You will no longer be able to use that Model Allocation, however, if you transfer your Contract Value to any of the available individual Investment Options, to any other Model Allocation, or to any Variable Investment Option other than as permitted in that Model Allocation.

The currently available Model Allocations are:


     MODEL ALLOCATION       MODEL ALLOCATION
           NAME                PERCENTAGE                    FUND NAME
     ----------------       ----------------   ------------------------------------
Balanced: Growth & Income           5%         American Global Small Capitalization
                                    5%         American Growth
                                    5%         Global
                                    5%         Mid Cap Value
                                   15%         Mutual Shares
                                   15%         American Blue Chip Income & Growth
                                   10%         American Growth-Income
                                   25%         American Bond
                                   15%         Investment Quality Bond

Balanced Toward Growth              5%         American Global Small Capitalization
                                   10%         American Growth
                                   10%         Global
                                    5%         Mid Cap Value
                                   20%         Mutual Shares
                                   15%         American Blue Chip Income & Growth
                                   10%         American Growth-Income
                                   15%         American Bond
                                   10%         Investment Quality Bond

Growth Focus                        5%         American Global Small Capitalization
                                    5%         Mid Cap Stock
                                   15%         American Growth
                                   10%         Global
                                    5%         Mid Cap Value
                                   20%         Mutual Shares
                                   15%         American Blue Chip Income & Growth
                                   15%         American Growth-Income
                                   10%         American Bond



A MODEL ALLOCATION MAY EXPERIENCE VOLATILITY IN ITS INVESTMENT PERFORMANCE OR LOSE MONEY, DEPENDING ON THE PERFORMANCE OF THE COMPONENT FUNDS REFERENCED ABOVE. YOUR INVESTMENT IN THE FUNDS WILL FLUCTUATE AND WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL INVESTMENT. FOR MORE INFORMATION REGARDING EACH FUND THAT WE PERMIT YOU TO INVEST IN THROUGH A MODEL ALLOCATION, INCLUDING INFORMATION RELATING TO THAT FUND'S INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN THAT FUND, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE FUND'S PROSPECTUS. YOU CAN OBTAIN A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON EACH OF THE FUNDS, BY CONTACTING THE RESPECTIVE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN THE CORRESPONDING INVESTMENT OPTION.





FEATURES OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS

Income Plus for Life


OVERVIEW. The Income Plus for Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. We calculate the Lifetime Income Amount on the Lifetime Income Date. If the Covered Person is age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 5% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 5% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as the Covered Person is alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. We may reduce the Lifetime Income Amount if you take withdrawals in excess of the Lifetime Income Amount. If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount" adjustment (see "Target Amount" on page 41). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.

IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the Withdrawal Amount. If, however, a withdrawal is an Excess Withdrawal, we will Reset the Benefit Base to equal the lesser of:

     -    the Contract Value immediately after the withdrawal; or

     -    the Benefit Base minus the Withdrawal Amount.

IF YOU TAKE AN EXCESS WITHDRAWAL BEFORE THE LIFETIME INCOME DATE, IT COULD LOWER YOUR FUTURE LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR FUTURE LIFETIME INCOME AMOUNT.


If you take withdrawals prior to the Lifetime Income Date we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 5% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" in this section, below.)


After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount each Contract Year without affecting the Benefit Base. If your total Withdrawal Amounts during a Contract Year exceed the Lifetime Income Amount, however, we will Reset the Benefit Base and the Lifetime Income Amount.

Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is an Excess Withdrawal. If so, we will Reset the Benefit Base to equal the lesser of:

     - the Benefit Base before the withdrawal minus the entire amount of the Excess Withdrawal; or

     -    the Contract Value immediately after the Excess Withdrawal.

After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 5% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year. IF YOU TAKE AN EXCESS WITHDRAWAL, IT COULD LOWER YOUR LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR LIFETIME INCOME AMOUNT.


In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a Withdrawal Amount would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" in this section, below).


We do not reduce your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount. Any applicable withdrawal charges cannot cause a withdrawal to exceed the Lifetime Income Amount.


The Income Plus for Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year. (see "Settlement Phase" in this section, below). In the event of an Excess Withdrawal, you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider if Contract Value declines to zero during the Contract Year of the Excess Withdrawal. (See "Settlement Phase," in this section, below) The Income Plus for Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.


We may Reset the Benefit Base and Lifetime Income Amount values if you take Excess Withdrawals. Excess Withdrawals may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.

EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase Income Plus for Life, we will adjust the way we calculate the death benefit payable under your Contract upon the death of the Owner (or deemed Owner if the Owner is not a natural person) during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:


     - you limit your Withdrawal Amounts during a Contract Year to the Lifetime Income Amount; or

     - if you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, you limit your Withdrawal Amounts each Contract Year before the Lifetime Income Date to 5% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire Withdrawal Amount on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

     - the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

          -    the Withdrawal Amount; divided by

          -    the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE. We will increase the Benefit Base:

     - by any applicable Credit if you take no withdrawals during certain Contract Years;

     -    by any applicable "Step-up" to reflect certain increases in Contract
          Value;

     - to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the Covered Person attains age 69; and (b) the Contract Anniversary at the end of 10 Contract Years; and


     - to reflect certain additional Purchase Payments (see "Purchase Payments" on page 32).


Credits, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME CREDITS. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:


     - 7% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise



     - 7% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.


We will not apply any Lifetime Income Credit; however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.


STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also increase the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees" on page 33). The new Lifetime Income Amount will equal 5% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the new Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the effective date of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Fee for Income Plus for Life" on page 33). If you decline the Step-up, the fee rate will not be increased.


Step-ups may occur only while the Income Plus for Life Rider is in effect. We schedule Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.

TARGET AMOUNT. If you take no withdrawals under your Contract from the effective date of the Income Plus for Life Rider until the applicable "Target Date," we will calculate a "Target Amount" and increase the Benefit Base on the Target Date to equal the greater of:



     - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or



     -    the Target Amount.



The "Target Date" is the later of:



     - the 10th Contract Anniversary after the effective date of the Income Plus for Life Rider; or


     - the Contract Anniversary on or next following the date the Covered Person attains age 69.


The "Target Amount" is 200% of all Purchase Payments made in the first Contract Year plus 100% of all subsequent Purchase Payments you make prior to the Target Date (subject to our Purchase Payment limits). In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.



The Target Amount adjustment can provide higher lifetime income than you would otherwise receive under this Rider, as long as you wait until the Target Date to take your first withdrawal. If you plan to purchase this Rider and take a withdrawal prior to the Target Date, then the Target Amount adjustment will not be of value to you. In that case, you should only purchase based on the value of the other features provided under this Rider.


LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse). For purposes of Income Plus for Life, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year that are intended to be paid to you:

     - pursuant to Code Section 72(q)(2)(D) or Section 72(t)(2)(A)(iv) upon the request of the Owner (we sometimes refer to these as "Pre-59 1/2 Distributions"); or

     - pursuant to Code Section 72(s)(2) upon the request of the Beneficiary (we sometimes refer to these as "Non-Qualified Death Benefit Stretch Distributions"); or

     - as required or contemplated by Code Section 401(a)(9), Section 408(b)(3), or Section 408A, as the case may be (we sometimes refer to these as "Qualified Death Benefit Stretch Distributions" or "Required Minimum Distributions").

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

We base our "life expectancy" calculations on our understanding and interpretation of the requirements under tax law applicable to Pre-59 1/2 Distributions, Required Minimum Distributions, Non-Qualified Death Benefit Stretch Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with your tax advisor prior to electing Income Plus for Life.


Each withdrawal under our Life Expectancy Distribution program will reduce your Contract Value. In addition, if you purchased the Rider before the Covered Person attains age 59 1/2, and you take the withdrawal before the Lifetime Income Date, we will reduce your Benefit Base by the Withdrawal Amount. We will not, however, Reset your Benefit Base or Lifetime Income Amount if a withdrawal under our Life Expectancy Distribution program (based on our current understanding and interpretation of the tax law) causes total Withdrawal Amounts during a Contract Year to exceed the Lifetime Income Amount and all withdrawals during that year were under our Life Expectancy Distribution program.


We will not make any further withdrawals under our Life Expectancy Distribution program if both the Contract Value and the Benefit Base are depleted to zero. We will make distributions as part of the Contract's "Settlement Phase," however, if the Lifetime Income Amount is greater than zero and the Covered Person is living at that time. We designed our Life Expectancy Distribution Program to provide minimum lifetime distributions as described or as required under certain sections of the Code. Withdrawals under our automatic Life Expectancy Distribution program will not be treated as Excess Withdrawals and will not Reset the Benefit Base or Lifetime Income Amount.


SETTLEMENT PHASE. The Settlement Phase is when we will automatically begin making payments to you, should your Contract Value reduce to zero, subject to the conditions described herein. We automatically make settlement payments during Income Plus for Life's "Settlement Phase." The Settlement Phase begins if the Contract Value reduces to zero at any time during a Contract Year, there were no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.

During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, make any Step-ups or deduct any charge for the Income Plus for Life benefit during the Settlement Phase. You cannot annuitize once the Settlement Phase begins.

At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as the Covered Person is living.

     - If you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as the Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 5% of the Benefit Base at the Lifetime Income Date).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply:


IF A BENEFICIARY IS:             THEN INCOME PLUS FOR LIFE:
--------------------             --------------------------
1.   The decedent's spouse and   -    may continue if the Beneficiary elects to
     the Covered Person is not        continue the Contract within the time we
     the deceased Owner               permit under our administrative rules. We
                                      will automatically increase the Benefit
                                      Base to equal the initial death benefit
                                      we determine, if the death benefit is
                                      greater than the Benefit Base prior to our
                                      determination. We will also increase the
                                      Lifetime Income Amount to equal 5% of the
                                      new Benefit Base and will assess the Rider
                                      Fee based on the new Benefit Base.

                                 -    enters its Settlement Phase if a
                                      subsequent withdrawal depletes the
                                      Contract Value to zero, and the remaining
                                      Lifetime Income Amount for the year of
                                      withdrawal is still greater than zero.

                                 -    continues to be eligible for any remaining
                                      Credits, Step-ups and a Target Amount
                                      adjustment, but we will change the date we determine and apply these benefits to future anniversaries of the date we determine the initial death benefit. We will permit the spouse to opt out of a Step-up, if any, to reflect the initial death benefit and any future Step-ups if we increase the rate of the Income Plus for Life fee at that time.

2.   Not the deceased Owner's    -    may continue in the same manner as 1.
     spouse and the Covered
     Person is not the           -    enters its Settlement Phase if a
     deceased Owner                   subsequent withdrawal depletes the
                                      Contract Value to zero, and the remaining
                                      Lifetime Income Amount for the year of
                                      withdrawal is still greater than zero.

                                 - does not continue to be eligible for any Credits, Step-ups, or a Target Amount adjustment. We will permit the Beneficiary to opt out of the Step-up, if any, to reflect the initial death benefit if we increase the rate of the Income Plus for Life fee at that time.

3.   The deceased Owner's        -    ends without any further benefit.
     spouse and the Covered
     Person is the deceased      -    we may determine to offer a new guaranteed
     Owner                            minimum withdrawal death benefit Rider to
                                      the Beneficiary, subject to our current
                                      administrative rules and subject to
                                      rider's then current fees, but we provide
                                      no assurance that we will do so.

4.   Not the deceased Owner's    -    ends without any further benefit.
     spouse and the Covered
     Person is the deceased
     Owner


If the Beneficiary does not take the death benefit as a lump sum under the terms of the Contract and Income Plus for Life continues, we will determine the Adjusted Benefit Base and the Rider fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.

If you die during the Settlement Phase, the only death benefits we provide are the remaining settlement payments that may become due under the Income Plus for Life Rider. If the Covered Person dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero and make no further payments. If the Beneficiary is not the deceased Owner's spouse, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of the Owner's death. Otherwise, the entire interest must be distributed within five years of the Owner's death.

TERMINATION. You may not terminate the Income Plus for Life Rider once it is in effect. However, the Income Plus for Life Rider will terminate automatically upon the earliest of:

     - the date a death benefit is payable and the Beneficiary takes the death benefit as a lump sum under the terms of the Contract;

     -    the date an Annuity Option begins;

     -    the date the Contract Value and the Benefit Base both equal zero;

     -    the death of the Covered Person; or

     -    termination of the Contract.


The election of Income Plus for Life may not always be in your interest, since an additional fee is imposed annually for this benefit, and the Covered Person must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore, Income Plus for Life limits the Investment Options otherwise available under the Contract, requires you to defer taking withdrawals to receive certain benefits, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed withdrawal benefits once payments begin under certain Annuity Options described in the Prospectus. You should carefully consider each of these factors before deciding if Income Plus for Life is suitable for your needs, especially at older ages.


EXAMPLES. Please refer to Appendix B for hypothetical examples that illustrate the benefits under Income Plus for Life.

Income Plus for Life - Joint Life
(not available in New York or for Non-Qualified Contracts in New Jersey)


OVERVIEW. Three main differences between Income Plus For Life - Joint Life and Income Plus for Life are:


     - Income Plus for Life - Joint Life offers a Lifetime Income Amount of 4.75%, where Income Plus for Life offers a Lifetime Income Amount of 5%;


     - Income Plus for Life - Joint Life guarantees withdrawals for the life of two Covered Persons (spouses), commencing on the Anniversary after the younger spouse attains age 59 1/2, where Income Plus for Life guarantees withdrawals for the life of one Covered Person, commencing on the Anniversary after that person attains age 59 1/2;



     - The age requirement for the Target Amount adjustment (in addition to the ten-year wait requirement) for Income Plus for Life - Joint Life is based on the Anniversary after the youngest spouse attains age
          69 1/2, where the Target Amount adjustment age requirement (also in addition to the ten-year wait requirement) for Income Plus for Life is based on the Anniversary after the single Covered Person attains age 69 1/2.


The Income Plus for Life - Joint Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. If both you and your spouse are age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 4.75% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 4.75% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life - Joint Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as either Covered Person remains alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. The Lifetime Income Amount reduces to zero upon the death of the last Covered Person or upon a change in Owner, Beneficiary or Annuitant that removes the last Covered Person from the Contract as an Owner, Beneficiary or Annuitant. Because we provide our guarantee over the lifetime of two Covered Persons under the Income Plus for Life - Joint Life Rider, we provide a lower Lifetime Income Amount than we do under the Income Plus for Life Rider.


If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount" adjustment (see "Target Amount" on page 45). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.


IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the Withdrawal Amount. If, however, a withdrawal is an Excess Withdrawal, we will Reset the Benefit Base to equal the lesser of:

     -    the Contract Value immediately after the withdrawal; or

     -    the Benefit Base minus the Withdrawal Amount for that Contract Year.

If you take withdrawals prior to the Lifetime Income Date we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 4.75% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" in this section, below.)


After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount each Contract Year without affecting the Benefit Base. If your total Withdrawal Amounts during a Contract Year exceed the Lifetime Income Amount, however, we will Reset the Benefit Base and the Lifetime Income Amount.


Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is an Excess Withdrawal. If so, we will Reset the Benefit Base to equal the lesser of:


     - the Benefit Base before the withdrawal minus the entire amount of the Excess Withdrawal; or

     -    the Contract Value immediately after the Excess Withdrawal.

After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 4.75% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.


In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a Withdrawal Amount would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" in this section, below).


We do not reduce your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount.


The Income Plus for Life - Joint Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year. (See "Settlement Phase" in this section, below.) In the event of an Excess Withdrawal, the Income Plus for Life - Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal. (See "Income Plus for Life - Impact of Withdrawals" on page 39.) The Income Plus for Life - Joint Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.


We may Reset the Benefit Base and Lifetime Income Amount values if you take Excess Withdrawals. Excess Withdrawals may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.


EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase the Income Plus for Life - Joint Life Rider, we will adjust the way we calculate the death benefit payable under your Contract upon death of the first Owner (or deemed Owner if the Owner is not a natural person) to die during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:


     - you limit your Withdrawal Amounts during a Contract Year to the Lifetime Income Amount; or

     - if you purchased the Income Plus for Life - Joint Life Rider before the younger Covered Person attained age 59 1/2, you limit your Withdrawal Amounts each Contract Year before the Lifetime Income Date to 4.75% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire Withdrawal Amount on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

     - the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

     -    the Withdrawal Amount; divided by

     -    the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE. We will increase the Benefit Base:

     - by any applicable Credit if you take no withdrawals during certain Contract Years;


     -    by any applicable Step-up to reflect certain increases in Contract
          Value;


     - to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the younger Covered Person attains age 69; and (b) the Contract Anniversary at the end of 10 Contract Years; and


     - to reflect certain additional Purchase Payments (see "Purchase Payments" on page 19).


Credits, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME CREDITS. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life - Joint Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:


     - 7% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise



     - 7% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.


We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.


STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also increase the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees" on page 33). The new Lifetime Income Amount will equal 4.75% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the new Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the effective date of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up. If you decline the Step-up, the fee rate will not be increased.


Step-ups may occur only while the Income Plus for Life Rider is in effect. We schedule Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.


TARGET AMOUNT. If you take no withdrawals under your Contract from the effective date of the Income Plus for Life - Joint Life Rider until the applicable "Target Date," we will calculate a "Target Amount" and increase the Benefit Base on the Target Date to equal the greater of:



     - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or



     -    the Target Amount.



The "Target Date" is the later of:



     - the 10th Contract Anniversary after the effective date of the Income Plus for Life - Joint Life Rider; or


     - the Contract Anniversary on or next following the date the younger spouse would have attained age 69.


The "Target Amount" is 200% of the initial Purchase Payment made in the first Contract Year plus 100% of all subsequent Purchase Payments you make prior to the Target Date (subject to our Purchase Payment limits). In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.

The Target Amount adjustment can provide higher lifetime income than you would otherwise receive under this Rider, as long as you wait until the Target Date to take your first withdrawal. If you plan to purchase this Rider and take a withdrawal prior to the Target Date, then the Target Amount adjustment will not be of value to you. In that case, you should only purchase based on the value of the other features provided under this Rider.





LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse) as described in "Income Plus for Life - Life Expectancy Distribution Program," above. Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.


SETTLEMENT PHASE. The Settlement Phase is when we will automatically begin making payments to you, should your Contract Value reduce to zero, subject to the conditions described herein. Income Plus for Life - Joint Life will enter its Settlement Phase as described in "Income Plus for Life -Settlement Phase," above, if the Contract Value reduces to zero during a Contract Year, you have taken no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life - Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.


During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, make any Step-ups or deduct any charge for the Income Plus for Life - Joint Life benefit during the Settlement Phase.

At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as either Covered Person is living.

     - If you purchased the Income Plus for Life - Joint Life Rider before the younger Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as either Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 4.75% of the Benefit Base at the Lifetime Income Date).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life - Joint Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply.


Death of First Covered Person. If the first Covered Person to die is an Owner of the Contract (or deemed to be an "Owner" if the Owner is a non-natural person), the surviving Covered Person may elect to continue the Contract in effect in lieu of receiving the Contract's death benefit as a lump sum under our current administrative procedures. (See "Death after Removal of a Covered Person" below if there is no surviving Covered Person.) If the Contract continues, the Income Plus for Life - Joint Life Rider will continue. We will continue to provide the Lifetime Income Amount guarantee only for the lifetime of the surviving Covered Person and continue to charge the Income Plus for Life - Joint Life Rider fee (See "Fee for Income Plus for Life - Joint Life" on page 34). If the death benefit is greater than the Contract Value, we will increase the Contract Value to equal the amount of the death benefit (but will not make any adjustments to the Benefit Base, Lifetime Income Amount, Credits or Step-ups). We will treat any distribution of death benefits under a Contract as a "withdrawal" for purposes of subsequent calculations of the Benefit Base and the Lifetime Income Amount.


If the first Covered Person to die is not is not the Owner (and is not deemed to be an "Owner" if the Owner is a non-natural person), no death benefit is payable under the Contract. The Rider will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the surviving Covered Person. We will continue to charge the Income Plus for Life - Joint Life Rider fee; however, we will make no adjustments to the Contract Value or make any adjustments to the Benefit Base, Lifetime Income Amount, Credits or Step-ups.

If the death of the first Covered Person occurs while the Rider is in its Settlement Phase, no additional death benefit is payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. If the death occurs before the Lifetime Income Date, we will compute a Lifetime Income Amount during the Settlement Phase on the later of the

Lifetime Income Date or the date we receive notice of the death of the first Covered Person. Settlement payments will equal the Lifetime Income Amount.

WE MAY LIMIT THE ABILITY OF THE SURVIVING COVERED PERSON TO CHOOSE A SETTLEMENT PAYMENT AMOUNT AND DURATION THAT DIFFERS FROM THE AMOUNT AND DURATION IN EFFECT BEFORE THE DEATH OF THE FIRST COVERED PERSON.

Death of Last Covered Person. If the surviving Covered Person dies while the Income Plus for Life - Joint Life Rider is in effect we will reduce the Lifetime Income Amount to zero and we no make no additional payments under the Rider to the Beneficiary.


Death after Removal of a Covered Person. In certain instances, a person initially designated as a Covered Person may be removed as a Covered Person from the Rider (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions" on page 34). If that happens and:


     - if the removed Covered Person subsequently dies, there will be no impact on the guarantees provided by the Rider in most cases; and

     - if the remaining Covered Person subsequently dies, we will consider that Covered Person to be the "last" Covered Person and the Rider will terminate.

TERMINATION. The Income Plus for Life - Joint Life Rider terminates in accordance with the "Income Plus for Life - Termination" section, above.

You should consult with your financial professional to assist you in determining whether the Income Plus for Life - Joint Life Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and at least one of the Covered Persons must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore this Rider limits the investment options otherwise available under the Contract, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed minimum withdrawal benefits once payments begin under any of the Annuity Options described in the Prospectus. You should carefully consider each of these factors before purchasing an Income Plus for Life - Joint Life Rider.

EXAMPLES. Please refer to Appendix B for hypothetical examples that illustrate the benefits under the Income Plus for Life - Joint Life Rider.

ANNUAL STEP DEATH BENEFIT

You may elect the optional Annual Step Death Benefit:

     - for an additional charge of 0.20% of the value of the Variable Investment Options; and

     - as long as the oldest Owner of a Contract is not age 80 or older at the time of purchase. (We impose this restriction because the Annual Step Death Benefit would be zero if the oldest Owner were age 80 or older on the effective date of the Rider.)

Election of this optional benefit may only be made at the time the Contract is issued and, once made, is irrevocable. The amount of the death benefit for the optional Annual Step Death Benefit is the greater of:

     - the death benefit described under "Death Benefit During Accumulation Period"; or

     -    the Annual Step Death Benefit.

The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest Owner's 81st birthday. The Anniversary Value is equal to the Contract Value on the last day of the Contract Year, plus subsequent Purchase Payments, less amounts deducted in connection with partial withdrawals since the last day of the Contract Year. The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (a) times (b) where:

     (a) is equal to the optional Annual Step Death Benefit prior to the withdrawal; and

     (b) is equal to the Withdrawal Amount divided by the Contract Value prior to the partial withdrawal.

If the Beneficiary under the Contract is the Contract Owner's surviving spouse and elects to continue the Contract, the Contract and the Optional Annual Step Death Benefit will continue with the surviving spouse as the new Contract Owner. For purposes of calculating the Optional Annual Step Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first Owner's death will be treated as a payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date the first death benefit is paid will not be considered in determination of the optional Annual Step Death Benefit. In determination of the optional Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date the first death benefit is paid.

Termination of the Optional Annual Step Death Benefit

The Optional Annual Step Death Benefit will terminate upon the earliest to occur of (a) the date the Contract terminates, (b) the earlier of the Annuity Commencement Date or the Maturity Date; or (c) the date on which the Optional Annual Step Death Benefit is paid. However, as noted in the paragraph above, if the deceased Owner's spouse is the Beneficiary, the spouse may elect to continue the Contract (including the Optional Annual Step Death Benefit) as the new Owner.

Annual Step Death Benefit Fee

A daily charge in an amount equal to 0.20% of the value of each variable Investment Account on an annual basis is deducted from each Sub-Account for the Annual Step Death Benefit.

Qualified Plans

If you intend to use your Contract in connection with a Qualified Plan, including an IRA, you should consider the effects that the death benefit provided under the Contract (with or without Annual Step Death Benefit) may have on your plan (see Appendix B: "Guaranteed Minimum Withdrawal Benefit Riders Examples" to the Prospectus). Please consult your tax advisor.

The addition of the Annual Step Death Benefit to a Contract may not always be in your interest since an additional fee is imposed for this benefit and we provide no assurance that investment performance will result in an increased death benefit.

                           VII. Charges and Deductions

We assess charges and deductions under the Contracts against Purchase Payments, Contract Values or annuity payments. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Fund prospectus. For information on the optional benefits fees, see "VI. Optional Benefits."

WITHDRAWAL CHARGES


If you make a withdrawal from your Contract during the Accumulation Period, we may assess a withdrawal charge. We base the withdrawal charge on Purchase Payments that have been in the Contract less than 7 complete Contract Years. We do not assess a withdrawal charge with respect to i) earnings accumulated in the Contract, ii) any withdrawal guaranteed under a Rider attached to the Contract,
iii) certain other "free Withdrawal Amounts" described below, iv) Purchase Payments that have been in the Contract more than 7 complete Contract Years, v) payment of the Death Benefit or vi) Required Minimum Distributions. In no event may the total withdrawal charges exceed 6.00% of the amount invested.


We first allocate a withdrawal to a "free Withdrawal Amount" and second to "unliquidated Purchase Payments" (i.e., the amount of all Purchase Payments in the Contract net of any withdrawals in excess of earnings that have been taken to date). We do not impose a withdrawal charge on amounts allocated to a free Withdrawal Amount. In any Contract Year, the free Withdrawal Amount for that year is the greater of:

     - 10% of total Purchase Payments (less all prior partial withdrawals in that Contract Year); and

     - the accumulated earnings of the Contract (i.e., the excess of the Contract Value on the date of withdrawal over unliquidated Purchase Payments).

Withdrawals of up to the free Withdrawal Amount may be withdrawn without the imposition of a withdrawal charge.


If the amount of a withdrawal exceeds the free Withdrawal Amount, the excess will be allocated to Purchase Payments, which will be "liquidated" on a first-in first-out basis. On any withdrawal request, we will liquidate Purchase Payments equal to the amount of the withdrawal request which exceeds the free Withdrawal Amount in the order the Purchase Payments were made: the oldest unliquidated Purchase Payment first, the next oldest second, etc., until the total Withdrawal Amount has been liquidated.


Upon a full surrender of a Contract, we will liquidate the excess of all unliquidated Purchase Payments over the free Withdrawal Amount for purposes of calculating the withdrawal charge.

Each Purchase Payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the Purchase Payment has been in the Contract. We calculate the amount of the withdrawal charge by multiplying the amount of the Purchase Payment being liquidated by the applicable withdrawal charge percentage shown below.

                   JOHN HANCOCK USA & JOHN HANCOCK NY MAXIMUM
                               WITHDRAWAL CHARGE*
                     (as a percentage of Purchase Payments)

First Year     6.00%
Second Year    6.00%
Third Year     5.00%
Fourth Year    5.00%
Fifth Year     4.00%
Sixth Year     3.00%
Seventh Year   2.00%
Thereafter        0%

* The total withdrawal charge will be the sum of the withdrawal charges for the Purchase Payments being liquidated.

We deduct from the amount paid to the Contract Owner as a result of the withdrawal, any applicable withdrawal charge, Contract and Rider fees, and any taxes. In the case of a partial withdrawal, the amount requested from an Investment Account may not exceed the value of that Investment Account less any applicable fees and charges.

There is generally no withdrawal charge on distributions made as a result of the death of the Contract Owner or, if applicable, the Annuitant, and we impose no withdrawal charges on the Annuity Commencement Date if the Contract Owner annuitizes as provided in the Contract.

Withdrawal charges help to compensate us for the cost of selling the Contracts. The amount of the charges in any Contract Year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the Contract. To the extent that the withdrawal charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the Contracts or from our general assets. Similarly, administrative expenses not fully recovered by the administration fee may also be recovered from such other sources.

For examples of calculation of the withdrawal charge, see Appendix A to this Prospectus.

Waiver of Applicable Withdrawal Charge - Confinement to Eligible Nursing Home (John Hancock USA Contracts only; not available in MA and NY)


In states where approved, any applicable withdrawal charge will be waived on a total withdrawal prior to the Maturity Date if all the following apply:



     - the Owner has been confined to an "Eligible Nursing Home" for at least 180 days (the waiver does not apply to the confinement of any Annuitant unless the Owner is a non-natural person);


     -    the confinement began at least one year after the Contract Date;

     -    confinement was prescribed by a "Physician";

     - both the Owner and the Annuitant are alive as of the date we pay such total withdrawal;

     - the request for a total withdrawal and "Due Proof of Confinement" are received by us, in good order, no later than 90 days after discharge.

An "Eligible Nursing Home" is a licensed "Long Term Care Facility" or "Hospital" providing medically necessary inpatient care that is prescribed in writing by a licensed "Physician" and is based on physical limitations which requires daily living in an institutional setting. A "Long Term Care Facility" is a facility which (a) is located in the United States or its territories; (b) is licensed by the jurisdiction in which it located; (c) provides custodial care under the supervision of a registered nurse (R.N.); and (d) can accommodate three or more persons. A "Hospital" is a facility which is (a) licensed as a Hospital by the jurisdiction in which it is located; (b) is supervised by a staff of licensed physicians; (c) provides nursing services 24 hours a day by, or under the supervision of, a registered nurse (R.N.); (d) operates primarily for the care and treatment of sick or injured persons as inpatients for a charge; and (e) has access to medical, diagnostic and major surgical facilities.


A "Physician" is a person other than you, the Annuitant(s) or a member of your or the Annuitant's families who is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.), practicing within the scope of that license.


"Due Proof of Confinement" is a letter signed by an eligible Physician containing: (a) the date the Owner was confined, (b) the name and location of the Eligible Nursing Home, (c) a statement that the confinement was medically necessary in the judgment of the Physician and (d) if applicable, the date the Owner was released from the Eligible Nursing Home.

The waiver is only applicable for total withdrawals and does not apply to partial withdrawals. The waiver described above is not available in all states and certain terms may vary depending on the state of issue as noted in your Contract. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty (see "VIII. Federal Tax Matters").

ANNUAL CONTRACT FEE

We will deduct each year an annual Contract fee of $30 as partial compensation for the cost of providing all administrative services attributable to the Contracts and the operations of the Separate Accounts and us in connection with the Contracts. However, if prior to the Maturity Date (or Annuity Commencement Date if earlier) the Contract Value is equal to or greater than $50,000 at the time of the fee's assessment, we will waive the annual Contract fee. During the Accumulation Period, this administration fee is deducted on the last day of each Contract Year. It is withdrawn from each investment option in the same proportion that the value of such investment option bears to the Contract Value. If the entire Contract is withdrawn on other than the last day of any Contract Year, the $30 Contract fee will be deducted from the amount paid. During the Pay-out Period, the fee is deducted on a pro-rata basis from each annuity payment.

ASSET-BASED CHARGES

We deduct asset-based charges on an annual basis for administration, distribution and mortality and expense risks.

Daily Administration Fee

We allocate a portion of the asset-based charges shown in the Fee Tables to help cover our administrative expenses. We deduct a daily charge in an amount equal to 0.15% of the value of each Variable Investment Option on an annual basis deducted from each Sub-Account to reimburse us for administrative expenses. The charge will be reflected in the Contract Value as a proportionate reduction in the value of each Variable Investment Option. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.

Mortality and Expense Risks Fee


The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. We also assume mortality risks in connection with our guarantee that, if the Contract Owner dies during the Accumulation Period, we will pay a death benefit (see "Death Benefit During Accumulation Period" on page 24). The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge may be insufficient to cover actual expenses.


To compensate us for assuming these risks, we deduct from each of the Sub-Accounts a daily charge in an amount equal to 1.20% of the value of the Variable Investment Options on an annual basis. The rate of the mortality and expense risks charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk.

REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS

We may reduce or eliminate the amount of the charges and deductions for certain Contracts where permitted by state law. These Contracts would involve sales that are made to individuals or to a group of individuals in a manner that results in savings of sales or maintenance expenses or that we expect may result in reduction of other risks that are normally associated with the Contracts. We will determine entitlement to such a reduction in the charges or deductions in the following manner:

     - We will consider the size and type of group to which sales are to be made. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     - We will consider the total amount of Purchase Payments to be received. Per-dollar sales expenses are likely to be less on larger Purchase Payments than on smaller ones.

     - We will consider the nature of the group or class for which the Contracts are being purchased including the expected persistency, mortality or morbidity risks associated with the group or class of Contracts.

     - We will consider any prior or existing relationship with us. Per-Contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     - We will consider the level of commissions paid to selling broker-dealers. Certain broker-dealers may offer the Contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the Contracts, thereby reducing our sales expenses.

     - There may be other circumstances of which we are not presently aware, which could result in reduced expenses.

If after consideration of the foregoing factors, we determine that there will be a reduction in expenses, we will provide a reduction in the charges or deductions. We will eliminate the withdrawal charge when a Contract is issued to officers, trustees, directors or employees (or a relative thereof) of ours, or of any of our affiliates, or of the John Hancock Trust. In no event will we permit reduction or elimination of the charges or deductions where that reduction or elimination will be unfairly discriminatory to any person. For further information, contact your broker-dealer.

PREMIUM TAXES

We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, certain local jurisdictions assess a tax of up to 4% of each Purchase Payment.

In most cases, we deduct a charge for the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.


                  PREMIUM TAXES
            -------------------------
STATE OR    QUALIFIED   NON-QUALIFIED
TERRITORY   CONTRACTS     CONTRACTS
---------   ---------   -------------
CA            0.50%        2.35%
GUAM          4.00%        4.00%
ME(1)         0.00%        2.00%
NV            0.00%        3.50%
PR            3.00%        3.00%
SD(1,2)       0.00%        1.25%(2)
WV            1.00%        1.00%
WY            0.00%        1.00%


(1)  We pay premium tax upon receipt of Purchase Payment.

(2)  0.80% on Purchase Payments in excess of $500,000.

                            VIII. Federal Tax Matters

INTRODUCTION

The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals. We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser for information on any optional benefit Riders.


When you take a withdrawal under a Non-Qualified Contract, it ordinarily is taxable only to the extent it does not exceed gain in the Contract, if any, at the time of the withdrawal. Under current IRS guidance, we expect to determine gain on a withdrawal, including withdrawals during the "Settlement Phase" of an optional guaranteed minimum withdrawal benefit Rider (i.e., Income Plus for Life or Income Plus for Life - Joint Life), using the Contract Value. It is possible, however, that the IRS may take the position that the value of amounts guaranteed to be available in the future should also be taken into account in computing the taxable portion of a withdrawal. In that event, you may be subject to a higher amount of tax on a withdrawal.



If you purchased a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts (Contracts Purchased for a Qualified Plan)" in this section, below.


Any annuity payments that you receive under an Annuity Option, including Annuity Options that only are available when you elect a guaranteed minimum withdrawal benefit Rider, will be taxed in the manner described in "Taxation of Annuity Payments," below.

CHARITABLE REMAINDER TRUSTS

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust, may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

NON-QUALIFIED CONTRACTS

(Contracts Not Purchased to Fund an Individual Retirement Account or Other Qualified Plan)

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.

Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.

Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits

When we make a single sum payment consisting of the entire value of your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.

When you take a partial withdrawal from a Contract before the Maturity Date (or Annuity Commencement Date if earlier), including a payment under a systematic withdrawal plan or guaranteed minimum withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.

For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to each other. A tax adviser should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:

     - if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or

     - if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or

     - if distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:

     - if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

     - if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Non-Qualified Contract. Exceptions to this penalty tax include distributions:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - attributable to the Contract Owner becoming disabled (as defined in the tax law);

     - made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

     - made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;

     -    made under a single-premium immediate annuity contract; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

Puerto Rico Non-Qualified Contracts

Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Non-Qualified Contract") are generally treated as a non-taxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Non-Qualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Internal Revenue Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.

Distributions under a Non-Qualified Contract after annuitization are treated as part taxable income and part non-taxable return of principal. The amount excluded from gross income after annuitization under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Non-Qualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully. If you are a resident of Puerto Rico, you should consult a tax adviser before purchasing an annuity contract.

Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.

In certain circumstances, the owner of a variable annuity contract may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support the contract. In those circumstances, income and gains from the separate account assets would be includible in the contract owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.

The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the owner of your Contract's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Fund will be able to operate as currently described in its prospectus, or that a Fund will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

QUALIFIED CONTRACTS
(Contracts Purchased for a Qualified Plan)

The Contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix C of this Prospectus, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.

Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Special minimum distribution requirements govern the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.

Penalty Tax on Premature Distributions

There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001 and before December 31, 2007. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.

When we issue a Contract in connection with a Qualified Plan, we will amend the Contract as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Tax-Free Rollovers

If permitted under your plan, you may make a tax-free rollover:

     -    from a traditional IRA to another traditional IRA;

     - from a traditional IRA to a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code;

     - from any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) to a traditional IRA;

     - between a retirement plan qualified under Sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in
          Section 457(b) of the Code and any such plans;

     - from a Section 457 deferred compensation plan maintained by a tax-exempt organization to another Section 457 deferred compensation plan maintained by a tax-exempt organization (by means of a direct trustee-to-trustee transfer only); and

     - from a traditional IRA to a Roth IRA, subject to special withholding restrictions discussed below.

In addition, if your spouse survives you, he or she is permitted to rollover your tax-qualified retirement account to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan. Beginning in 2007, a beneficiary who is not your surviving spouse may transfer to a traditional IRA the amount distributable to him or her upon your death under a Contract that is held as part of a retirement plan described in Sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a traditional IRA. The transfer must be a direct trustee-to-trustee transfer. The IRA is treated as an inherited IRA of the non-spouse beneficiary.

Also effective in 2008, distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code may be rolled over directly to a Roth IRA if (i) your adjusted gross income is not in excess of $100,000, and (ii) you are not a married taxpayer filing a separate return.

WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS. If a Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code, any eligible rollover distribution from the Contract will be subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.

Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to an applicable plan or a traditional IRA. Before you receive an eligible rollover distribution, we will provide a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Loans

Although we do not do so at this time, we may offer a loan privilege in the future to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA).

If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax adviser regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

SEE YOUR OWN TAX ADVISER

The foregoing description of Federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                               IX. General Matters

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM
(for Contracts issued by John Hancock USA)

Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

     - termination of employment in the Texas public institutions of higher education;

     -    retirement;

     -    death; or

     -    the participant's attainment of age 70 1/2.

Accordingly, before you withdraw any amounts from the Contract, you must furnish proof to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the Contract Value to another Contract or another qualified custodian during the period of participation in the ORP. Loans are not available under Contracts subject to the ORP.

DISTRIBUTION OF CONTRACTS

We pay compensation for sales of the Contracts.

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA, formerly the National Association of Securities Dealers, Inc., or "NASD").

We offer the Contracts for sale through broker-dealers (firms) that have entered into selling agreements with JH Distributors and us. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of FINRA, may also offer the Contracts directly to potential purchasers. Signator Investors, Inc. is an affiliated broker-dealer.

JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. Contract Owners do not pay this compensation directly. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Fund's or fund-of-fund's (but not both) distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.

The individual representative who sells you a Contract typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the Contract; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

Standard Compensation

The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 7.00% of Purchase Payments. In addition, JH Distributors may pay ongoing compensation at an annual rate of up to 1.20% of the values of the Contracts attributable to such Purchase Payments. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation.

Revenue Sharing and Additional Compensation

In addition to standard compensation arrangements and to the extent permitted by SEC and NASD rules and other applicable laws and regulations, we, either directly or through JH Distributors, may enter into special compensation or reimbursement arrangements ("revenue sharing") with selected firms. We determine which firms to support and the extent of the payments that are made. Under these arrangements, the form of payment may be any one or a combination of a flat fee, a percentage of the assets we hold that are attributable to Contract allocations, a percentage of sales revenues, reimbursement of administrative expenses (including ticket charges), conference fees, or some other type of compensation.

We hope to benefit from these revenue sharing arrangements through increased sales of our annuity products. In consideration of these arrangements, a firm may feature the Contract in its sales system or give us preferential access to members of its sales force. In addition, the firm may agree to participate in our marketing efforts by allowing JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm's sales force.

These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements, including a list of any firms to whom we anticipate making payments of annual amounts greater than $5,000 under these arrangements, in the Statement of Additional Information
(SAI), which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

Selling broker dealers may receive additional payments from us, either directly or through JH Distributors, in the form of cash, other special compensation or reimbursement of expenses. These additional compensation or reimbursement payments may include, for example, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payments for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contract, and payments to assist a firm in connection with its marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions and/or contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash, or other awards, as may be permitted by applicable NASD rules and other applicable laws and regulations.

In an effort to promote the sale of our products, our affiliated broker-dealer may pay its registered representatives additional cash incentives such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

Differential Compensation

Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable contracts. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received from us to their registered representatives. As a result, registered representatives may be motivated to sell the variable annuity contracts of one issuer over another issuer, or one product over another product.

You should contact your registered representative for more information on compensation arrangements in connection with the sale and purchase of your Contract.

CONFIRMATION STATEMENTS

We will send you confirmation statements for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should report any mistakes immediately to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, we will deem you to have ratified the transaction.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, DCA Fixed Investment Option guarantees, or other obligations.

            Appendix A: Examples of Calculation of Withdrawal Charges


The following examples assume an initial Purchase Payment of $30,000 and an Additional Purchase Payment of $20,000 during the second Contract Year.

EXAMPLE 1. If you surrender the Contract during Contract Year 3, the Contract Value is $60,000 and there have been no prior withdrawals, we will calculate the withdrawal charge as follows:


     a) First we will calculate the free withdrawal amount, which equals the greater of:



          -    10% of all purchase payments = .10 x ($30,000 + $20,000) =
               $5,000, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $60,000 - $50,000 = $10,000.



     b) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $60,000 - $10,000 = $50,000.



     c) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the payment has been in the Contract.



          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500.



          - The Additional Purchase Payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $20,000 = $1,200.



          -    The total withdrawal charge is $1,500 + $1,200 = $2,700.


EXAMPLE 2. If you surrender the Contract during Contract Year 3, the Contract Value is $35,000 and there have been no prior withdrawals, we will calculate the withdrawal charge as follows:

     a) First we will calculate the free withdrawal amount, which equals the greater of:


          -    10% of all Purchase Payments = .10 x ($30,000 + $20,000) =
               $5,000, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $35,000 - $50,000 = $-15,000.


     b) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $50,000 - $5,000 = $45,000.

     c) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the Payment has been in the Contract.


          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500.



          - The Additional Purchase Payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $15,000 = $900.



          -    The total withdrawal charge is $1,500 + $900 = $2,400.


EXAMPLE 3. If you take a partial withdrawal of $5,000 during Contract Year 3 when the Contract Value is $52,000 and then surrender the Contract later in Contract Year 3 when the Contract Value is $49,000, we will calculate the withdrawal charge as follows:


     a) First we will calculate the free withdrawal amount for the partial, which equals the greater of:



          -    10% of all Purchase Payments = .10 x ($30,000 + $20,000) =
               $5,000, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $52,000 - $50,000 = $2,000.



     b) Since the partial withdrawal is equal to the free withdrawal amount, we will not liquidate any Purchase Payments and there will not be any withdrawal charge.



     c) When the Contract is surrendered, we will calculate the free withdrawal amount for the surrender, which equals the greater of:



          - 10% of all Purchase Payments reduced by prior withdrawals during the year = .10 x ($30,000 + $20,000) - $5,000 = $0, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $49,000 - $50,000 = $-1,000.



     d) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $50,000 - $0 = $50,000.



     e) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the payment has been in the Contract.



          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500.



          - The Additional Purchase Payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $20,000 = $1,200.



          -    The total withdrawal charge is $1,500 + $1,200 = $2,700.

           Appendix B: Guaranteed Minimum Withdrawal Benefit Examples

The following examples provide hypothetical illustrations of the benefits provided under the Income Plus for Life and Income Plus for Life - Joint Life optional benefit Riders. These illustrations are not representative of future performance under your Contract, which may be higher or lower than the amounts shown.

EXAMPLES 1A, 1B, 1C AND 1D ILLUSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE OPTIONAL BENEFIT RIDER.


EXAMPLE 1A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING TO START WITHDRAWALS UNDER AN INCOME PLUS FOR LIFE RIDER PURCHASED ON OR AFTER JANUARY 17, 2008. Assume a single Purchase Payment of $100,000 at Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and the Covered Person survives at least 20 years from issue.



                                                                                              BENEFIT BASE ON
CONTRACT YEAR   PURCHASE PAYMENTS   LIFETIME INCOME AMOUNT   WITHDRAWAL TAKEN   CREDIT     CONTRACT ANNIVERSARY
-------------   -----------------   ----------------------   ----------------   ------     --------------------
   At issue          $100,000                 N/A                 $    0        $    0          $100,000(1)
       1                    0                 N/A                      0         7,000(2)        107,000(3)
       2                    0                 N/A                      0         7,000           114,000
       3                    0                 N/A                      0         7,000           121,000
       4                    0                 N/A                      0         7,000           128,000
       5                    0                 N/A                      0         7,000           135,000
       6                    0                 N/A                      0         7,000           142,000
       7                    0                 N/A                      0         7,000           149,000
       8                    0                 N/A                      0         7,000           156,000
       9                    0                 N/A                      0         7,000           163,000
      10                    0                 N/A                      0         7,000           170,000
      11                    0              $8,500(4)               8,500             0           170,000
      12                    0               8,500                  8,500             0           170,000
      13                    0               8,500                  8,500             0           170,000
      14                    0               8,500                  8,500             0           170,000
      15                    0               8,500                  8,500             0           170,000
      20                    0               8,500                  8,500             0           170,000



(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the Rider fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Credit will be added to the Benefit Base. The Credit amount is equal to 7% of the total Purchase Payments to date (.07 x $100,000 = $7,000).



(3) Following a Credit, the Benefit Base is recalculated. The new Benefit Base is equal to the Benefit Base before the Credit increased by the amount of the Credit ($100,000 + $7,000 = $107,000).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 5% of the Benefit Base at that time (.05 x $170,000 = $8,500).






EXAMPLE 1B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at Covered Person's age 60, an additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.



                              BENEFIT BASE     LIFETIME INCOME                      BENEFIT BASE ON     LIFETIME INCOME
                PURCHASE     AFTER PURCHASE     AMOUNT AFTER                            CONTRACT      AMOUNT ON CONTRACT
CONTRACT YEAR   PAYMENTS         PAYMENT      PURCHASE PAYMENT   WITHDRAWAL TAKEN     ANNIVERSARY         ANNIVERSARY
-------------   --------     --------------   ----------------   ----------------   ---------------   ------------------
   At issue     $100,000       $100,000            $5,000                 --            $100,000            $5,000
      1           10,000(1)     110,000(1)          5,500(1)          $5,500             110,000             5,500
      2           10,000(2)     114,500(2)          5,725(2)           5,725             114,500             5,725



(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the additional Purchase Payment, the Benefit Base is increased to equal the initial Benefit Base plus the amount of the additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is increased to 5% of the Benefit Base immediately after the Purchase Payment (.05 x $110,000 = $5,500).



(2) In the second year, there is another additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last additional Purchase Payment was applied to the Benefit Base, the Benefit Base is increased by the excess of the additional Purchase Payment over the previous withdrawals ($110,000 + ($10,000 - $5,500) = $114,500).
     The Lifetime Income Amount is increased to 5% of the Benefit Base immediately after the additional Purchase Payment (.05 x $114,500 = $5,725).

EXAMPLE 1C. THIS EXAMPLE ILLUSTRATES THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Credits. The Benefit Base Steps-up at the end of Contract Years 1, 2 and 3.



                                     LIFETIME INCOME                      HYPOTHETICAL CONTRACT VALUE
                                      AMOUNT AFTER                          ON CONTRACT ANNIVERSARY        BENEFIT BASE ON
CONTRACT YEAR   PURCHASE PAYMENTS   PURCHASE PAYMENT   WITHDRAWAL TAKEN        PRIOR TO RIDER FEE       CONTRACT ANNIVERSARY
-------------   -----------------   ----------------   ----------------   ---------------------------   --------------------
   At issue          $100,000               --                 --                       --                   $100,000
      1                     0           $5,000             $5,000                 $102,000                    102,000(1)
      2                     0            5,100(1)           5,100(1)               103,514                    103,514
      3                     0            5,176              5,176                  105,020                    105,020
      4                     0            5,251              5,251                   94,013(2)                 105,020(2)
      5                     0            5,251              5,251                   78,793                    105,020



(1) At the end of Contract Year 1, the Contract Value in this example, $102,000 is greater than the Benefit Base of $100,000. The Benefit Base will increase to equal the Contract Value of $102,000. The Lifetime Income Amount will increase to 5% of the new Benefit Base (.05 x $102,000 = $5,100).


(2) At the end of Contract Year 4, the Contract Value in this example, $94,013 is less than the Benefit Base of $105,020. The Benefit Base will remain at $105,020.


EXAMPLE 1D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.



                LIFETIME INCOME
                 AMOUNT BEFORE    PURCHASE                         HYPOTHETICAL                   LIFETIME INCOME
CONTRACT YEAR     TRANSACTION     PAYMENTS     WITHDRAWAL TAKEN   CONTRACT VALUE   BENEFIT BASE        AMOUNT
-------------   ---------------   --------     ----------------   --------------   ------------   ---------------
   At issue              --       $100,000             --            $100,000       $100,000         $5,000
      1              $5,000              0        $10,000(1)           85,000         85,000(1)       4,250(1)
      2               4,250         10,000(2)           0              93,500         95,000(2)       4,750(2)
      12              4,750              0              0             120,000        120,000          6,000
      13              6,000         10,000(3)           0             130,000        130,000(3)       6,500(3)
      14              6,500              0          6,500             123,500        130,000          6,500
      15              6,500         10,000(4)           0             130,000        133,500(4)       6,675(4)



(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $5,000. The Benefit Base will be Reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will Reset to 5% of the new Benefit Base (.05 x $85,000 = $4,250).



(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .05 x $95,000 = $4,750.



(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .05 x $130,000 = $6,500.



(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,500 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,500 ($130,000 + $10,000 - $6,500). The new Lifetime Income Amount is .05 x $133,500 = $6,675.

EXAMPLES 2A, 2B, 2C AND 2D ILLUSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE - JOINT LIFE OPTIONAL BENEFIT RIDER.


EXAMPLE 2A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING FOR WITHDRAWALS UNDER AN INCOME PLUS FOR LIFE - JOINT LIFE RIDER PURCHASED ON OR AFTER JANUARY 17, 2008. Assume a single Purchase Payment of $100,000 at the youngest Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and at least one of the Covered Persons survives at least 20 years from issue.



                                    LIFETIME INCOME                                 BENEFIT BASE ON CONTRACT
CONTRACT YEAR   PURCHASE PAYMENTS        AMOUNT       WITHDRAWAL TAKEN   CREDIT            ANNIVERSARY
-------------   -----------------   ---------------   ----------------   ------     ------------------------
   At issue          $100,000             N/A              $    0        $    0            $100,000(1)
       1                    0             N/A                   0         7,000(2)          107,000(3)
       2                    0             N/A                   0         7,000             114,000
       3                    0             N/A                   0         7,000             121,000
       4                    0             N/A                   0         7,000             128,000
       5                    0             N/A                   0         7,000             135,000
       6                    0             N/A                   0         7,000             142,000
       7                    0             N/A                   0         7,000             149,000
       8                    0             N/A                   0         7,000             156,000
       9                    0             N/A                   0         7,000             163,000
      10                    0             N/A                   0         7,000             170,000
      11                    0          $8,075(4)            8,075             0             170,000
      12                    0            8,075              8,075             0             170,000
      13                    0            8,075              8,075             0             170,000
      14                    0            8,075              8,075             0             170,000
      15                    0            8,075              8,075             0             170,000
      20                    0            8,075              8,075             0             170,000



(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the Rider fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Credit will be added to the Benefit Base. The Credit amount is equal to 7% of the total Purchase Payments to date (.07 x $100,000 = $7,000).



(3) Following a Credit, the Benefit Base is recalculated. The new Benefit Base is equal to the Benefit Base before the Credit increased by the amount of the Credit ($100,000 + $7,000 = $107,000).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the youngest Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 4.75% of the Benefit Base at that time (.0475 x $170,000 = $8,075)


EXAMPLE 2B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at youngest Covered Person's age 60, an additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.


                                                  LIFETIME INCOME                                        LIFETIME INCOME
                                                    AMOUNT AFTER                       BENEFIT BASE ON      AMOUNT ON
                PURCHASE     BENEFIT BASE AFTER       PURCHASE                            CONTRACT           CONTRACT
CONTRACT YEAR   PAYMENTS      PURCHASE PAYMENT        PAYMENT       WITHDRAWAL TAKEN     ANNIVERSARY       ANNIVERSARY
-------------   --------     ------------------   ---------------   ----------------   ---------------   ---------------
  At issue      $100,000         $100,000            $4,750                  --            $100,000           $5,000
      1           10,000(1)       110,000(1)          5,225(1)           $5,225             110,000            5,225
      2           10,000(2)       114,775(2)          5,452(2)            5,452             114,775            5,452



(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the Additional Purchase Payment, the Benefit Base is increased to equal the initial Benefit Base plus the amount of the additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is increased to 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $110,000 = $5,225).



(2) In the second year, there is another additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last additional Purchase Payment was applied to the Benefit Base, the Benefit Base is increased by the excess of the Purchase Payment over the previous withdrawals ($110,000 + ($10,000 - $5,225) = $114,775). The
     Lifetime Income Amount is increased to 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $114,775 = $5,452).

EXAMPLE 2C. THIS EXAMPLE ILLUSTRATES THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2 of the youngest Covered Person, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Credits. The Benefit Base Steps-up at the end of Contract Years 1, 2 and 3.



                                                                                HYPOTHETICAL CONTRACT
                                                                                  VALUE ON CONTRACT
                                    LIFETIME INCOME AMOUNT                       ANNIVERSARY PRIOR TO      BENEFIT BASE ON
CONTRACT YEAR   PURCHASE PAYMENTS   AFTER PURCHASE PAYMENT   WITHDRAWAL TAKEN         RIDER FEE         CONTRACT ANNIVERSARY
-------------   -----------------   ----------------------   ----------------   ---------------------   --------------------
   At issue          $100,000                  --                     --                   --                $100,000
      1                     0              $4,750                $4,750              $102,250                 102,250
      2                     0               4,857(1)              4,857(1)            104,025                 104,025(1)
      3                     0               4,941                  4,941              105,800                 105,800
      4                     0               5,026                  5,026               94,977(2)              105,800(2)
      5                     0               5,026                  5,026               79,882                 105,800



(1) At the end of Contract Year 1, the Contract Value in this example, $102,250 is greater than the Benefit Base of $100,000. The Benefit Base will increase to equal the Contract Value of $102,000. The Lifetime Income Amount will increase to 4.75% of the new Benefit Base (.0475 x $102,000 = $4,857).


(2) At the end of Contract Year 4, the Contract Value in this example, $94,977 is less than the Benefit Base of $105,800. The Benefit Base will remain at $105,800.


EXAMPLE 2D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.



                LIFETIME INCOME
                 AMOUNT BEFORE    PURCHASE                         HYPOTHETICAL                   LIFETIME INCOME
CONTRACT YEAR     TRANSACTION     PAYMENTS     WITHDRAWAL TAKEN   CONTRACT VALUE   BENEFIT BASE        AMOUNT
-------------   ---------------   --------     ----------------   --------------   ------------   ---------------
   At issue              --       $100,000             --            $100,000       $100,000         $4,750
       1             $4,750              0        $10,000(1)           85,000         85,000(1)       4,038(1)
       2              4,038         10,000(2)           0              93,500         95,000(2)       4,513(2)
      12              4,513              0              0             120,000        120,000          5,700
      13              5,700         10,000(3)           0             130,000        130,000(3)       6,175(3)
      14              6,175              0          6,175             123,825        130,000           6,175
      15              6,175         10,000(4)           0             130,000        133,825(4)       6,357(4)



(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $4,750. The Benefit Base will be Reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will Reset to 4.75% of the new Benefit Base (.0475 x $85,000 = $4,038).



(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .0475 x $95,000 = $4,513.



(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .0475 x $130,000 = $6,175.



(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,175 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,825 ($130,000 + $10,000 - $6,175). The new Lifetime Income Amount is .0475 x $133,825 =
     $6,357.

                        Appendix C: Qualified Plan Types


TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.

The Contract may be issued with a death benefit or certain benefits provided by an optional rider. The presence of such benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.

Distributions

In general, unless you have made non-deductible contributions to your IRA, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur an additional 10% penalty tax if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender distribution, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the distribution.

The tax law requires that annuity payments under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a traditional IRA or another Roth IRA. A Roth IRA, however, may not accept rollover contributions from other Qualified Plans, except (and only to the extent) that such rollover consists of designated Roth contributions to the rollover.

If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the Contract in connection with a Roth IRA, you should seek independent tax advice.

Conversion or Direct Rollover to a Roth IRA

You can convert a traditional IRA to a Roth IRA or, beginning in 2008, directly roll over distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a Roth IRA unless:

     -    you have adjusted gross income over $100,000; or

     -    you are a married taxpayer filing a separate return.

The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA.

If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax adviser regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

SIMPLE IRA PLANS

In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed 100 or fewer employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan are generally the same as those discussed above for distributions from a traditional IRA. The rules on taxation of distributions are also similar to those that apply to a traditional IRA, except that (i) tax free rollovers may be made from a SIMPLE IRA plan only to another SIMPLE IRA plan during the first two years of participation in the plan; and (ii) the penalty tax on early distribution from a SIMPLE IRA plan that occurs during the first two years of participation is 25%, instead of 10%. Employers intending to use the Contract in connection with such plans should seek independent tax advice.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.

TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude amounts contributed from gross income for tax purposes. These types of annuity contracts are commonly referred to as "tax-sheltered annuities." We do not currently offer Contracts for use in this type of Qualified Plan.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS


Sections 401(a) and 403(a) of the code permit corporate employers to establish various types of tax-deferred retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the participant. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with certain death benefits or benefits provided under an optional rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made. Employers intending to use the Contract in connection with such plans should seek independent advice.


Minimum distribution to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the calendar year in which the employee reaches age 70 1/2 or, if later, retires. In the case of an employee who is a 5 percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the calendar year in which employee reaches age 70 1/2.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.

A Section 457 plan must satisfy several conditions, including the requirement that it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency).

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

                        (Page intentionally left blank.)

                        (Page intentionally left blank.)

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                                             Statement of Additional Information
                                                         dated February 11, 2008


                              [JOHN HANCOCK LOGO]

                       Statement of Additional Information
       John Hancock Life Insurance Company of New York Separate Account A

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment individual deferred variable annuity contracts (singly, a "Contract and collectively, the "Contracts" issued by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York as follows:

                  PROSPECTUSES ISSUED BY JOHN HANCOCK NEW YORK
           (to be read with this Statement of Additional Information)
               Venture(R) Opportunity A Share Variable Annuities
               Venture(R) Opportunity B Share Variable Annuities

You may obtain a copy of the Prospectus listed above by contacting us at the following addresses:

        JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
        ANNUITIES SERVICE CENTER                MAILING ADDRESS
        164 Corporate Drive                     Post Office Box 9506
        Portsmouth, NH 03801-6815               Portsmouth, NH 03802-9506
        (877) 391-3748 or                       www.jhannuitiesnewyork.com
        (800) 551-2078


JHNY SEP ACCT A SAI 2/08

                                Table of Contents

GENERAL INFORMATION AND HISTORY                                         3
SERVICES                                                                3
    Independent Registered Public Accounting Firm                       3
    Servicing Agent                                                     3
    Principal Underwriter                                               3
    Special Compensation and Reimbursement Arrangements                 4
LEGAL AND REGULATORY MATTERS                                            5
APPENDIX A:  FINANCIAL STATEMENTS                                     A-1

                         General Information and History

John Hancock Life Insurance Company of New York Separate Account A (the "Separate Account") (formerly, The Manufacturers Life Insurance Company of New York Separate Account A) is a separate investment account of John Hancock Life Insurance Company of New York ("we" or "us"), a stock life insurance company organized under the laws of New York in 1992. John Hancock New York's principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. It also has an Annuity Service Center located at 601 Congress Street, Boston, Massachusetts 02210. John Hancock New York is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("John Hancock USA") (formerly, The Manufacturers Life Insurance Company of New York), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. The ultimate parent of John Hancock USA is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

John Hancock New York established the Separate Account on March 4, 1992 as a separate account under the laws of New York.

Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    Services

Independent Registered Public Accounting Firm


The financial statements of John Hancock Life Insurance Company of New York at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the financial statements of John Hancock Life Insurance Company of New York Separate Account A at December 31, 2006, and for each of the two years in the period ended December 31, 2006, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


Servicing Agent

Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

      - daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

      -     semimonthly commission statements;

      -     monthly summaries of agent production and daily transaction reports;

      -     semiannual statements for contract owners; and

      -     annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

Principal Underwriter


John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2007, 2006, and 2005 were $657,183,413, $516,555,523 and $510,874,858, respectively.

Special Compensation and Reimbursement Arrangements

The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts (not including riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.

Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

We may, directly or through JHD, make, either from 12b-1 distribution fees received from the Contracts' underlying investment funds or out of our own resources, additional payments to firms. These payments are sometimes referred to as "revenue sharing." Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.

We are among several insurance companies that pay additional payments to certain firms to receive "preferred" or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists ("shelf-space arrangements"); and other improvements in sales by featuring our products over others.


The categories of payments that we may provide, directly or through JHD, to firms are described below. These categories are not mutually exclusive and we may make additional types of revenue sharing payments in the future. The same firms may receive payments under more than one or all categories. These payments assist in our efforts to promote the sale of the Contracts. We agree with the firm on the methods for calculating any additional compensation, which may include the level of sales or assets attributable to the firm. Not all firms receive additional compensation and the amount of compensation varies. These payments could be significant to a firm. We determine which firms to support and the extent of the payments it is willing to make. We generally choose to compensate firms that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts. We do not make an independent assessment of the cost of providing such services.



You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.


We may, directly or through JHD, also have arrangements with intermediaries that are not members of FINRA.

Sales and Asset Based Payments. We may, directly or through JHD, make revenue sharing payments as incentives to certain firms to promote and sell the Contracts. We hope to benefit from revenue sharing by increasing Contract sales. In consideration for revenue sharing, a firm may feature the Contracts in its sales system or give us additional access to members of its sales force or management. In addition, a firm may agree to participate in our marketing efforts by allowing us to participate in conferences, seminars or other programs attended by the firm's sales force. Although a firm may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients that have purchased the Contracts, the firm may earn a profit on these payments. Revenue sharing payments may provide a firm with an incentive to favor the Contracts in its sales efforts.

The revenue sharing payments we make may be calculated on sales of our products by the firm ("Sales-Based Payments"). These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. We make these payments on a periodic basis.

Such payments also may be calculated based upon the "assets under management" attributable to a particular firm ("Asset-Based Payments"). These payments are based upon a percentage of the contract value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. We make these payments on a periodic basis.

Sales-Based Payments primarily create incentives to make new sales of our insurance products and Asset-Based Payments primarily create incentives to service and maintain previously sold Contracts. We may pay a firm either or both Sales-Based Payments and Asset-Based Payments.

Administrative and Processing Support Payments. We may, directly or through JHD, also make payments to certain firms that sell our products for certain administrative services, including record keeping and sub-accounting Contract owner accounts, and in connection with account maintenance support, statement preparation and transaction processing. The types of payments that we may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by a firm, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a firm's mutual fund trading system.

Other Payments. We may, directly or through JHD, also provide, either from the 12b-1 distribution fees received from the funds underlying the Contracts or out of our own resources, additional compensation to firms that sell or arrange for the sale of Contracts. Such compensation may include seminars for the public, advertising and sales campaigns regarding the Contracts to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. We may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as FINRA. We make payments for entertainment events we deem appropriate, subject to our guidelines and applicable law. These payments may vary widely, depending upon the nature of the event or the relationship. We may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

We may have other relationships with firms relating to the provisions of services to the Contacts, such as providing omnibus account services, transaction processing services, or effecting portfolio transactions for funds. If a firm provides these services, we may compensate the firm for these services. In addition, a firm may have other compensated or uncompensated relationships with us that are not related to the Contracts.

                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

      -     the Separate Account; or

      - the ability of the principal underwriter to perform its contract with the Separate Account; or

      - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

On June 25, 2007, John Hancock Investment Management Services, LLC (the "Adviser") and John Hancock Distributors LLC (the "Distributor") and two of their affiliates (collectively, the "John Hancock Affiliates") reached a settlement with the Securities and Exchange Commission ("SEC") that resolved an investigation of certain practices relating to the John Hancock Affiliates' variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser's commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

                        APPENDIX A: Financial Statements

AUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company of New York
Years Ended December 31, 2006, 2005 and 2004

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     INDEX TO AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................. F-2

Audited Financial Statements:

Balance Sheets as of December 31, 2006 and 2005.......................... F-3

Statements of Income for the years ended December 31, 2006, 2005, and
  2004................................................................... F-4

Statements of Changes in Shareholder's Equity and Comprehensive Income
  for the years ended December 31, 2006, 2005, and 2004.................. F-5

Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004............................................................... F-6

Notes to Financial Statements............................................ F-7

            Report of Independent Registered Public Accounting Firm

The Board of Directors
John Hancock Life Insurance Company of New York

We have audited the accompanying balance sheets of John Hancock Life Insurance Company of New York ("The Company") as of December 31, 2006 and 2005, and the related statements of income, changes in shareholder's equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Life Insurance Company of New York at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2004 the Company changed its method of accounting for certain nontraditional long duration contracts and for separate accounts.

                                                   /s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 20, 2007

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                BALANCE SHEETS

                                                              December 31,
                                                          ---------------------
                                                             2006       2005
                                                          ---------- ----------
                                                             (in thousands)
Assets

Investments
Fixed maturities:
   Available-for-sale - at fair value
     (cost: 2006 - $357,078, 2005 - $256,611)............ $  357,642 $  256,315
Investment in unconsolidated affiliate...................        800        800
Policy loans.............................................     28,345     21,564
Short-term investments...................................    153,598    169,414
                                                          ---------- ----------
   Total Investments.....................................    540,385    448,093

Cash and cash equivalents................................     25,448     24,144
Accrued investment income................................     16,610     12,549
Deferred acquisition costs...............................    299,620    248,817
Deferred sales inducements...............................     31,645     30,065
Federal income tax recoverable...........................         --        624
Reinsurance recoverable..................................     31,404     17,176
Other assets.............................................     12,141     13,363
Separate account assets..................................  5,451,543  4,103,680
                                                          ---------- ----------
   Total Assets.......................................... $6,408,796 $4,898,511
                                                          ========== ==========
Liabilities and Shareholder's Equity

Liabilities:

Future policy benefits................................... $  519,898 $  472,158
Unearned revenue.........................................     14,690     10,674
Unpaid claims and claim expense reserves.................      3,246      2,173
Amounts due to affiliates................................      6,341     10,060
Amounts payable for securities...........................         --      7,238
Deferred income tax liability............................     47,753     49,831
Federal income tax payable to affiliates.................     43,435         --
Other liabilities........................................     11,808      6,046
Separate account liabilities.............................  5,451,543  4,103,680
                                                          ---------- ----------
   Total Liabilities.....................................  6,098,714  4,661,860

Shareholder's Equity:

Common stock.............................................      2,000      2,000
Additional paid in capital...............................    113,306    113,306
Retained earnings........................................    193,749    121,276
Accumulated other comprehensive income...................      1,027         69
                                                          ---------- ----------
   Total Shareholder's Equity............................    310,082    236,651
                                                          ---------- ----------
   Total Liabilities and Shareholder's Equity............ $6,408,796 $4,898,511
                                                          ========== ==========

The accompanying notes are an integral part of these financial statements.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                             STATEMENTS OF INCOME

                                                    For the years ended
                                                       December 31,
                                                ---------------------------
                                                  2006      2005     2004
                                                --------  --------  -------
                                                      (in thousands)
Revenues
   Premiums.................................... $    164  $    302  $   348
   Fee income..................................  110,718    73,647   46,988
   Net investment income.......................  136,194    80,856   48,965
   Net realized investment (losses) gains......   (2,657)     (263)   3,015
                                                --------  --------  -------
       Total revenues..........................  244,419   154,542   99,316

Benefits and expenses

   Benefits to policyholders...................   30,548    14,067   26,299
   Other operating costs and expenses..........   39,655    34,066   25,030
   Amortization of deferred acquisition costs
     and deferred sales inducements............   61,840    29,339    1,062
                                                --------  --------  -------
       Total benefits and expenses.............  132,043    77,472   52,391
                                                --------  --------  -------
Income before income taxes and cumulative
  effect of accounting changes.................  112,376    77,070   46,925
Income taxes...................................   39,903    24,515   15,422
                                                --------  --------  -------
Income before cumulative effect of accounting
  changes......................................   72,473    52,555   31,503

Cumulative effect of accounting changes, net
  of tax.......................................       --        --      287
                                                --------  --------  -------
Net income .................................... $ 72,473  $ 52,555  $31,790
                                                ========  ========  =======

The accompanying notes are an integral part of these financial statements.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                 STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                           AND COMPREHENSIVE INCOME

                                                                               Accumulated
                                                          Additional              Other         Total
                                                   Common  Paid In   Retained Comprehensive Shareholder's Outstanding
                                                   Stock   Capital   Earnings    Income        Equity       Shares
                                                   ------ ---------- -------- ------------- ------------- -----------
                                                                             (in thousands)
Balance at January 1, 2004........................ $2,000  $113,306  $ 36,931    $ 2,550      $154,787       2,000

Comprehensive income:
   Net income.....................................                     31,790                   31,790
   Other comprehensive income, net of tax:........
       Net unrealized losses......................                                (2,116)       (2,116)
                                                                                              --------
   Comprehensive income...........................                                              29,674
                                                   ------  --------  --------    -------      --------       -----
Balance at December 31, 2004...................... $2,000  $113,306  $ 68,721    $   434      $184,461       2,000
                                                   ======  ========  ========    =======      ========       =====
Comprehensive income:
   Net income.....................................                     52,555                   52,555
   Other comprehensive income, net of tax:........
       Net unrealized losses......................                                  (365)         (365)
                                                                                              --------
   Comprehensive income...........................                                              52,190
                                                   ------  --------  --------    -------      --------       -----
Balance at December 31, 2005...................... $2,000  $113,306  $121,276    $    69      $236,651       2,000
                                                   ======  ========  ========    =======      ========       =====
Comprehensive income:
   Net income.....................................                     72,473                   72,473
   Other comprehensive income, net of tax:........
       Net unrealized gains.......................                                   958           958
                                                                                              --------
   Comprehensive income...........................                                              73,431
                                                   ------  --------  --------    -------      --------       -----
Balance at December 31, 2006...................... $2,000  $113,306  $193,749    $ 1,027      $310,082       2,000
                                                   ======  ========  ========    =======      ========       =====

The accompanying notes are an integral part of these financial statements.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                           STATEMENTS OF CASH FLOWS

                                                                                              For the years ended December 31,
                                                                                              -------------------------------
                                                                                                 2006       2005       2004
                                                                                              ---------  ---------  ---------
                                                                                                       (in thousands)
Cash flows provided by operating activities:
   Net income................................................................................ $  72,473  $  52,555  $  31,790
       Adjustments to reconcile net income to net cash provided by operating activities:
       Change in accounting principle........................................................        --         --       (287)
       Net realized investment losses/(gains)................................................     2,657        263     (3,015)
       Increase in reinsurance recoverable...................................................   (14,228)    (7,054)    (3,124)
       Deferral of acquisition costs and sales inducements...................................  (114,573)   (88,651)   (61,852)
       Amortization of deferred acquisition costs and deferred sales inducements.............    61,840     29,339      1,062
       Increase in accrued investment income.................................................    (4,061)    (3,654)      (283)
       Increase (decrease) in other assets and other liabilities, net........................    45,430     (4,444)    12,352
       Increase in policyholder liabilities and accruals, net................................    13,641     10,351     12,227
       (Decrease) increase in deferred income tax liability..................................    (2,594)    19,564     15,560
                                                                                              ---------  ---------  ---------
       Net cash provided by operating activities.............................................    60,585      8,269      4,430

Cash flows used in investing activities:
   Sales and maturities of fixed maturities available-for-sale...............................   139,818    132,430    111,928
   Purchases of fixed maturities available-for-sale..........................................  (243,091)  (181,590)  (175,841)
   Net purchases of short-term investments...................................................    16,675     (2,834)    39,437
   Policy loans advanced, net................................................................    (6,781)    (3,604)    (6,851)
   Net change in payable for undeliverable securities........................................        --      7,238         --
                                                                                              ---------  ---------  ---------
       Net cash used in investing activities.................................................   (93,379)   (48,360)   (31,327)

Cash flows provided by financing activities:
   Deposits and interest credited to policyholder account balances...........................   224,127    174,846    112,541
   Net transfers to separate accounts from policyholders.....................................   (98,483)   (73,030)   (24,456)
   Return of policyholder funds..............................................................   (91,546)   (73,528)   (44,235)
                                                                                              ---------  ---------  ---------
   Net cash provided by financing activities.................................................    34,098     28,288     43,850
                                                                                              ---------  ---------  ---------
   Net increase (decrease) in cash and cash equivalents......................................     1,304    (11,803)    16,953

Cash and cash equivalents at beginning of year...............................................    24,144     35,947     18,994
                                                                                              ---------  ---------  ---------
Cash and cash equivalents at end of year..................................................... $  25,448  $  24,144  $  35,947
                                                                                              =========  =========  =========

The accompanying notes are an integral part of these financial statements.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                         NOTES TO FINANCIAL STATEMENTS

                    (IN THOUSANDS UNLESS OTHERWISE STATED)

Note 1 - Summary of Significant Accounting Policies

Business

John Hancock Life Insurance Company of New York (the "Company") is a stock life insurance company, which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department (the "Department") granted the Company a license to operate on July 22, 1992. Effective January 1, 2002, the Company became a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A) ("JHUSA"). JHUSA is a wholly-owned subsidiary of The Manufacturers Investment Corporation ("MIC"). MIC is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI, in turn, is a wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as "Manulife Financial".

The Company was formerly known as The Manufacturers Life Insurance Company of New York. As a result of the 2004 merger between MFC and John Hancock Financial Services, Inc. ("JHFS"), the Company changed its name to John Hancock Life Insurance Company of New York effective January 1, 2005.

The Company offers and issues individual and group annuity contracts and individual life insurance and group pension contracts. All of these contracts (collectively, the "contracts") are sold exclusively in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invest in either the shares of various portfolios of the John Hancock Trust ("JHT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

John Hancock Investment Management Services, LLC ("JHIMS"), an affiliate of the Company, is the investment advisor to JHT. On October 1, 2002, JHUSA exchanged a 30% ownership interest in JHIMS for one common share of the Company. This transaction increased the Company's ownership of JHIMS from 10% to 40%. On November 1, 2005, JHIMS amended its Limited Liability Company Agreement to admit a new member. This amendment decreased the company's ownership in JHIMS to 38%. The Company's investment in JHIMS amounts to $800 and is accounted for using the equity method.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Investments

The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using a specific identification method. A decline in the value of a specific security that is considered other-than-temporary results in a write-down of the cost basis of the security and a charge to income in the period of recognition. Unrealized gains and losses, other than unrealized losses that are considered to be other-than-temporary, are reflected in accumulated other comprehensive income after adjustments for deferred income taxes, deferred acquisition costs and deferred sales inducements. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method.

Policy loans are reported at aggregate unpaid balances, which approximate fair value.

Short-term investments, which include investments with maturities greater than 90 days and less than one year, are reported at fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Deferred Policy Acquisition Costs ("DAC") and Deferred Sales Inducements ("DSI")

Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and group pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits for such unrealized gains (losses). The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed. As of December 31, 2006, the Company's DAC was deemed recoverable.

The Company currently offers enhanced crediting rates or bonus payments to contract holders on certain of its individual annuity products (Deferred Sales Inducements). Those inducements that are incremental to amounts the Company credits on similar contracts without sales inducements and are higher than the contracts' expected ongoing crediting rates for periods after the inducement are capitalized at inception. The capitalized amounts are then amortized over the life of the underlying contracts consistent with the methodology used to amortize DAC. DSI is reviewed annually to determine recoverability from future income, and if not recoverable, is immediately expensed. As of December 31, 2006, the Company's DSI was deemed recoverable.

Reinsurance

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations. Refer to Note 5 -- Reinsurance for additional disclosures regarding this topic.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Separate Accounts

Separate account assets and liabilities reported in the Company's balance sheets represent funds that are administered for investment contracts related to group pension business, as well as for variable annuity and variable life contracts, and invested by the Company to meet specific investment objectives of the contractholders. Net investment income and net realized investment and other gains (losses) generally accrue directly to such contractholders who bear the investment risk, subject, in some cases to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and net realized investment and other gains (losses) of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in the revenue of the Company.

Future Policy Benefits

For fixed and variable annuities, group pension contracts, variable life contracts and universal life contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. For traditional non-participating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses, and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation. Benefits for fixed and variable annuity, variable life contracts and for universal life contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

Revenue Recognition

Fee income from separate accounts, annuity contracts and group pension contracts consists of charges for mortality, expenses, surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional non-participating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting and is adjusted for any amortization of premiums or discounts, where applicable.

Federal Income Taxes

Income taxes have been provided for in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

   Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159")

In February 2007, the Financial Accounting Standards Board (the "FASB") issued SFAS 159. SFAS 159's objective is to enable companies to mitigate earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

SFAS 159 will be effective for the Company's financial statements beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating the impact SFAS 159 will have on its financial position or results of operations.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

   Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157")

In September 2006, the FASB issued SFAS No. 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy.

SFAS 157 will be effective for the Company beginning January 1, 2008 and will then be generally prospectively applicable. The Company is still evaluating the impact SFAS 157 will have on its financial position or results of operations.

   FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48")

The FASB issued FIN 48 in June 2006. FIN 48 prescribes a recognition and measurement model for the impact of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either A) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, B) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both A and B. FIN 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption.

FIN 48 will be effective for the Company's financial statements beginning January 1, 2007 and will be prospectively applied. Adoption of FIN 48 is not expected to result in a material impact on the Company's financial position or results of operations.

   Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155")

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS 155 which is an amendment of FASB Statements No. 133 and No. 140 and which brings consistency to accounting and reporting for certain hybrid financial instruments by simplifying and eliminating exceptions to the accounting for them. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 will be effective for the Company's financial statements beginning January 1, 2007 and will be applied to financial instruments created or modified after that date. Adoption of SFAS155 is not expected to result in a material impact on the Company's financial position or results of operations.

   AICPA Statement of Position 05-1- "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1")

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

SOP 05-1 is effective for the Company's internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. In connection with the Company's adoption of SOP 05-1 as of January 1, 2007, there was no cumulative effect adjustment recorded to the Company's financial position or results of operations.

   Statement of Financial Accounting Standards No. 154 - Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS No. 154")

In May 2005, the FASB issued SFAS No 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the accounting and reporting requirements for a change in accounting principle. This Statement applies to all voluntary changes in accounting principle, and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and reporting a change in accounting estimate, and also carries forward requirements for justification of a change in accounting principle on the basis of preferability.

SFAS No. 154 was effective for the Company on January 1, 2006 and had no immediate impact on the Company's financial position or results of operations.

   Statement of Position 03-1 - "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1")

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.

SOP 03-1 was effective for the Company's financial statements on January 1, 2004, and resulted in an increase in net income and shareholder's equity of $287 (net of tax of $154) and an increase in net income of $287 (net of tax $154).

Note 2 - Related Party Transactions

The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's balance sheet may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity. Pursuant to an administrative services agreement effective for 2001 and beyond, all inter-company services, except for investment services, are billed through JHUSA to the Company. Pursuant to an investment services agreement, all investment services are billed directly by MLI to the Company. For the years ended December 31, 2006, 2005, and 2004, the Company was billed administrative and investment service expenses of $38,088, $34,562 and $23,450, respectively, from the MLI group of affiliated companies. At December 31, 2006 and 2005, the Company had a net liability to the MLI group of affiliated companies of $6,230 and $9,743, respectively, for services provided.

John Hancock Distributors, LLC, a wholly owned subsidiary of JHUSA, is the exclusive distributor of all variable annuity, variable life, and group pension contracts issued by the Company. For the years ended December 31, 2006, 2005, and 2004, the Company was billed underwriting commissions of $107,671, $79,589 and $53,748, respectively. The Company had a net liability for services provided of $111 and $317 at December 31, 2006 and 2005, respectively. In addition, the Company had a receivable from JHIMS relating to distributions of $9,332 and $7,011, which was included in accrued investment income at December 31, 2006 and 2005, respectively.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 3 - Investments

The following information summarizes the components of net investment income and net realized investment (losses) gains:

                                     For the years ended December 31,
                                     -------------------------------
                                       2006        2005       2004
                                      --------    -------   -------
                                           (in thousands)
Net investment income
   Fixed maturities ................ $ 20,004    $12,864    $ 5,594
   Short-term investments...........    2,398      1,317      2,953
   Other invested assets ...........  114,601     67,060     40,759
                                      --------    -------   -------
   Gross investment income..........  137,003     81,241     49,306

       Less investment expenses.....      809        385        341
                                      --------    -------   -------
Net investment income .............. $136,194    $80,856    $48,965
                                      ========    =======   =======
Net realized investment (losses)
  gains
   Fixed maturities ................ $ (2,554)   $  (206)   $ 3,017
   Short-term investments ..........        0        (10)        (2)
   Other invested assets ...........     (103)       (47)         0
                                      --------    -------   -------
Net realized investment (losses)
  gains............................. $ (2,657)   $  (263)   $ 3,015
                                      ========    =======   =======

The Company includes income earned from its investment in JHIMS in the other invested assets category. Income earned from the Company's investment in JHIMS was $112,874, $65,793, and $39,907 for the years ended December 31, 2006, 2005, and 2004, respectively.

As of December 31, 2006 and 2005, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized below for the years indicated:

                                                 December 31, 2006
                                     ------------------------------------------
                                                 Gross      Gross
                                     Amortized Unrealized Unrealized
                                       Cost      Gains      Losses   Fair Value
                                     --------- ---------- ---------- ----------
                                                   (in thousands)
Available-for-Sale:
U.S. government..................... $263,162    $2,083    $(1,098)   $264,147
Foreign governments.................   10,160        --       (166)      9,994
Corporate securities................   83,756        71       (326)     83,501
                                     --------    ------    -------    --------
   Total fixed maturities
     available-for-sale............. $357,078    $2,154    $(1,590)   $357,642
                                     ========    ======    =======    ========

                                                 December 31, 2005
                                     ------------------------------------------
                                                 Gross      Gross
                                     Amortized Unrealized Unrealized
                                       Cost      Gains      Losses   Fair Value
                                     --------- ---------- ---------- ----------
                                                   (in thousands)
Available-for-Sale:
U.S. government..................... $148,727    $1,154    $  (868)   $149,013
Foreign governments.................   96,559       206       (580)     96,185
Corporate securities................   11,325        --       (208)     11,117
                                     --------    ------    -------    --------
   Total fixed maturities
     available-for-sale............. $256,611    $1,360    $(1,656)   $256,315
                                     ========    ======    =======    ========

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Proceeds from sales of fixed-maturity securities during 2006, 2005, and 2004 were $45,385, $31,293, and $58,924, respectively. Gross gains realized on the sale of available-for-sale securities were $0, $95 and $3,380 for the years ended December 31, 2006, 2005, and 2004, respectively. Gross losses realized on the sale of available-for-sale securities were $1,131, $301, and $365 for the years ended December 31, 2006, 2005 and 2004, respectively. During 2006, other-than-temporary impairments on fixed maturity securities of $1,562 (2005 - $0; 2004 - $0) were recognized in the statements of income.

The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

At the end of each quarter, the Manulife Loan Review Committee reviews all securities where market value is less than eighty percent of amortized cost for six months or more to determine whether impairments need to be taken. This committee meets with the head of workouts, the head of each industry team, and the head of portfolio management. The analysis focuses on each investee company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at Manulife. This committee includes Manulife's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value is charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other than temporary. The risks and uncertainties include (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to our investment professionals who determine the fair value estimates and other than temporary impairments, and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

At December 31, 2006, there were 53 fixed maturities that had a gross unrealized loss of $1,590. These securities had a fair value of $217,762 at December 31, 2006. The amount of unrealized losses related to fixed maturity securities in an unrealized loss position for greater than twelve months was $1,447 on 23 securities with a fair value of $101,105 at December 31, 2006. The Company has the ability and intent to hold these debt securities until they recover or mature. The contractual maturities of fixed-maturity securities at December 31, 2006 are shown below.

                Unrealized Losses on Fixed Maturity Securities

                                                         As of December 31, 2006
                                    ----------------------------------------------------------------
                                     Less than 12 months    12 months or more           Total
                                    --------------------  --------------------  --------------------
                                     Carrying              Carrying              Carrying
                                     Value of              Value of              Value of
                                    Securities            Securities            Securities
                                    with Gross            with Gross            with Gross
                                    Unrealized Unrealized Unrealized Unrealized Unrealized Unrealized
Description of securities:             Loss      Losses      Loss      Losses      Loss      Losses
--------------------------          ---------- ---------- ---------- ---------- ---------- ----------
US Treasury obligations and direct
  obligations of U.S.government
  agencies.........................  $ 66,297    $(101)    $ 71,563   $  (997)   $137,860   $(1,098)
Corporate bonds....................    50,360      (42)      19,548      (284)     69,908      (326)
Debt securities issued by foreign
  governments......................                           9,994      (166)      9,994      (166)
                                     --------    -----     --------   -------    --------   -------
   Total...........................  $116,657    $(143)    $101,105   $(1,447)   $217,762   $(1,590)
                                     ========    =====     ========   =======    ========   =======

At December 31, 2005, there were 64 debt securities that had a gross unrealized loss of $1,656. These securities had a fair value of $211,273 at December 31, 2005. The amount of unrealized losses related to fixed maturity securities in an unrealized loss position for greater than twelve months was $1,090 on 24 securities with a fair value of $78,789 at December 31, 2005.

The amortized cost and fair value of fixed maturities at December 31, 2006, by contractual maturity, are shown below:

                                                      Amortized Cost Fair Value
                                                      -------------- ----------
                                                           (in thousands)
Available-for-Sale:
Due in one year or less..............................    $108,164     $107,150
Due after one year through five years................     139,154      138,686
Due after five years through ten years...............      59,284       60,174
Due after ten years..................................      50,476       51,632
                                                         --------     --------
   Total.............................................    $357,078     $357,642
                                                         ========     ========

Fixed-maturity securities with a fair value of $476 and $495 at December 31, 2006 and 2005, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

Equity Method Investments

As of December 31, 2006 and 2005, total assets for JHIMS were $34,086 and $27,968, and total liabilities were $31,980 and $25,863. For the years ended December 31, 2006, 2005, and 2004, net income of JHIMS was $283,029, $164,500, and $99,769, respectively.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 4--Income Taxes

The Company will participate with its affiliates in a consolidated federal income tax return for the year ended December 31, 2006. The Company filed a separate federal income tax return for the years ended December 31, 2005 and 2004.

In accordance with the income tax-sharing agreements in effect for 2006, the Company's income tax provision (or benefit) is computed as if the Company filed a separate federal income tax return. The tax charge to the Company will not be more than that which the Company would have paid on a separate return basis. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreement. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently,

The components of income taxes were as follows:

                                           For the Years Ended December 31,
                                           -------------------------------
                                            2006       2005        2004
                                            -------    -------    -------
                                                (in thousands)
            Current federal taxes......... $37,581    $ 4,952    $  (138)

            Deferred federal taxes........   2,322     19,563     15,560
                                            -------    -------    -------
            Total income taxes............ $39,903    $24,515    $15,422
                                            =======    =======    =======

Total expenses differ from the statutory rate due principally to the dividends received deduction.

A reconciliation of income taxes computed by applying the 35% federal income tax rate to income before income taxes and cumulative effect of accounting change to income tax expense charged to operations follows:

                                                        For the Years Ended
                                                            December 31,
                                                     -------------------------
                                                       2006     2005     2004
                                                     -------  -------  -------
                                                           (in thousands)
Tax at 35%.......................................... $39,331  $26,975  $16,424
Add (deduct):

   Prior year taxes.................................      (8)    (760)      --

   Dividends received deduction.....................  (1,909)  (1,707)  (1,019)

   Other............................................   2,489        7       17
                                                     -------  -------  -------
       Total income taxes........................... $39,903  $24,515  $15,422
                                                     =======  =======  =======

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Deferred income tax assets and liabilities result from tax affecting the differences between the financial statement values and tax values of assets and liabilities at each consolidated balance sheet date. The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                               December 31,
                                                            ------------------
                                                              2006      2005
                                                            --------  --------
                                                              (in thousands)
Deferred tax assets:
   Policy reserves adjustments............................. $ 45,879  $ 27,052
   Other...................................................    3,208        --
                                                            --------  --------
       Total deferred tax assets........................... $ 49,087  $ 27,052
                                                            --------  --------
Deferred tax liabilities:
   Deferred acquisition costs.............................. $(63,194) $(55,425)
   Unrealized (gains) losses on securities
     available-for-sale....................................     (473)      166
   Reinsurance.............................................  (33,173)  (19,994)
   Other...................................................       --    (1,630)
                                                            --------  --------
       Total deferred tax liabilities......................  (96,840)  (76,883)
                                                            --------  --------
       Net deferred tax liabilities........................ $(47,753) $(49,831)
                                                            ========  ========

At December 31, 2006 and 2005, the Company had no operating loss carry-forwards. The Company believes that it will realize the full benefit of its deferred tax assets.

The Company received a tax refund of $492 in 2006 and paid taxes of $4,744 and $308 in 2005 and 2004, respectively.

Note 5 - Reinsurance

At December 31, 2006, the Company had treaties with twenty re-insurers, eighteen non-affiliated and two affiliated. The per policy life risk retained by the Company is 10% to 30% of a policy, up to a maximum of $100. In 2006, there were eight recoveries under these agreements totaling a recovery of $2,204 on $3,911 of death claims. In 2005, there were three recoveries under these agreements totaling a recovery of $1,906 on $3,214 of death claims. In 2004, there were three recoveries under these agreements totaling a recovery of $4,768 on $4,850 of death claims; of which a recovery of $200 on a $3,000 death claim related to an affiliated reinsurer.

At December 31, 2006, the Company had deferred stop loss reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. The Company paid $4,026, $3,828 and $3,492 in reinsurance premiums for the years ended
December 31, 2006, 2005, and 2004, respectively. The agreements have a term of fifteen years, at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.

Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 6 - Pension Benefit Plans and Other Postretirement Benefit Plans

The Company participates in a non-contributory pension plan entitled "the Manulife Financial U.S. Cash Balance Plan ("The Plan"), which is sponsored by the Company's parent, JHUSA.

Pension benefits are provided to participants of the Plan after three years of vesting service with the Company and are a function of the length of service together with final average earnings. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with five or more years vesting service with the Company as of July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

Cash balance accounts under the Plan are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits will vary based on service. Interest credits are based on the greater of one-year U.S. Treasury Constant Maturity Bond yields plus 0.25% and 5.25% per annum.

Actuarial valuation of accumulated plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are charged to earnings of the Company in the current period. Vested benefits are fully funded. Experience gains and losses are amortized to income of the Company over the estimated average remaining service lives of the plan participants. No contributions were made for the years ended December 31, 2006, 2005, and 2004 because the Plan was subject to the full funding limitation under the Internal Revenue Code.

As of December 31, 2006 and 2005, the projected benefit obligation to the participants of the Plan was $87.7 million and $85.0 million, and the accumulated benefit obligation was $76.6 million and $74.0 million respectively. This was based on a discount interest rate of 5.75% and 5.50% for December 31, 2006 and 2005, respectively. The fair value of the Plan assets totaled $74.8 million and $71.1 million as of December 31, 2006 and 2005. The expected return on plan assets was 8.25% in both 2006 and 2005, respectively. The costs associated with the Plan were charged to the Company and were not material for the years ended December 31, 2006, 2005 and 2004.

JHUSA adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirment Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R) ("SFAS 158") as of December 31, 2006. JHUSA recorded a loss of ($2) million net of tax benefit to accumulated other comprehensive income to recognize the funded status of its defined benefit pension and other post-retirement benefit plans.

The Company participates in a defined contribution 401(k) savings plan sponsored by JHUSA. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The costs associated with the Plan were charged to the Company and were not material for the years ended December 31, 2006, 2005 and 2004.

In addition to the retirement plans, the Company participates in a post-retirement benefit plan that is sponsored by JHUSA. This plan provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. This plan provides primary medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. It also provides the employee with a life insurance benefit of 100% of the salary just prior to retirement up to a maximum of $150. This life insurance benefit is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

The postretirement benefit cost, which includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains/losses arising from differences between actuarial assumptions and actual experience, is accounted for by the plan sponsor, JHUSA. This plan is unfunded.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 7 - Commitments and Contingencies

Commitments. The Company leases office space under various operating lease agreements, which will expire in March of 2009. For the years ended December 31, 2006, 2005, and 2004 the Company incurred rent expense of $94, $181, and $160, respectively.

The minimum lease payments associated with the office space under the operating lease agreement are as follows:

                                                      Minimum
                                                       Lease
                                                      Payments
                                                   --------------
                                                   (in thousands)
               2007...............................      $ 66
               2008...............................        70
               2009...............................        18
                                                        ----
               Total..............................      $154
                                                        ====

The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

Legal Proceedings. The Company is regularly involved in litigation both as a defendant and as a plaintiff. The litigation naming it as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission and other government and regularity bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning compliance with, among other things, insurance laws, securities laws, and laws governing activities of broker-dealers. As with many other companies in the financial industry, the Company has been requested or required by such government and regulatory authorities to provide information with respect to market timing, late trading and sales compensation and broker-dealer practices with respect to variable investment options underlying variable life and annuity products and other separate account products. It is believed that these inquiries are similar to those made to many financial services companies by various agencies into practices, policies and procedures relating to trading in mutual funds shares and sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 8 - Shareholder's Equity

(a) Common Stock

The Company has one class of capital stock: common stock ($1 par value, 3,000,000 shares authorized and 2,000,001 shares issued and outstanding) at December 31, 2006 and 2005.

(b)Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income for the years indicated are presented below:

                                                                   Accumulated
                                                          Net         Other
                                                       Unrealized Comprehensive
                                                         Gains       Income
                                                       ---------- -------------
Balance at January 1, 2004............................  $ 2,550      $ 2,550
Gross unrealized losses (net of deferred income tax
  benefit of $248)....................................     (459)        (459)
Reclassification adjustment for gains realized in net
  income (net of income tax expense of $1,055)........   (1,960)      (1,960)
Adjustment to deferred acquisition costs (net of
  deferred income tax expense of $185)................      343          343
Adjustment to deferred sales inducements (net of
  deferred income tax benefit of $21).................      (40)         (40)
                                                        -------      -------
Net unrealized losses.................................   (2,116)      (2,116)
                                                        -------      -------
Balance at December 31, 2004..........................      434          434
                                                        =======      =======
Gross unrealized losses (net of deferred income tax
  benefit of $602)....................................   (1,119)      (1,119)
Reclassification adjustment for losses realized in
  net income (net of income tax benefit of $72).......      134          134
Adjustment to deferred acquisition costs (net of
  deferred income tax expense of $286)................      531          531
Adjustment to deferred sales inducements (net of
  deferred income tax expense of $47).................       89           89
                                                        -------      -------
Net unrealized losses ................................     (365)        (365)
                                                        -------      -------
Balance at December 31, 2005..........................       69           69
                                                        =======      =======
Gross unrealized gains (net of deferred income tax
  expense of $242)....................................      451          451
Reclassification adjustment for losses realized in
  net income (net of income tax benefit of $396)......      735          735
Adjustment to deferred acquisition costs (net of
  deferred income tax benefit of $106)................     (198)        (198)
Adjustment to deferred sales inducements (net of
  deferred income tax benefit of $16).................      (30)         (30)
                                                        -------      -------
Net unrealized gains..................................      958          958
                                                        -------      -------
Balance at December 31, 2006..........................  $ 1,027      $ 1,027
                                                        =======      =======

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Net unrealized investment gains, included in the balance sheets as a component of shareholder's equity, are summarized as follows:

                                                          2006    2005   2004
                                                         ------  -----  ------
                                                             (in thousands)
Balance at end of year comprises:
   Fixed maturities..................................... $  564  $(296) $1,353
   Short-term and other investments.....................    786   (178)   (312)
                                                         ------  -----  ------
Total...................................................  1,350   (474)  1,041

Amounts of unrealized investment losses (gains)
  attributable to:
   Deferred acquisition costs...........................    201    505    (312)
   Deferred sales inducements...........................     29     75     (61)
   Deferred federal income taxes........................   (553)   (37)   (234)
                                                         ------  -----  ------
Total...................................................   (323)   543    (607)
                                                         ------  -----  ------
Net unrealized investment gains......................... $1,027  $  69  $  434
                                                         ======  =====  ======

(c) Statutory Results

The Company prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile.

                                                        2006     2005    2004
                                                      -------- -------- -------
                                                           (in thousands)
Statutory net income................................. $ 63,057 $ 13,230 $20,629
Statutory surplus....................................  166,325  100,870  50,980

The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net statutory gain from operations. State regulatory authorities prescribe statutory accounting practices that differ in certain respects from GAAP followed by stock life insurance companies in the United States. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances, and reserves. NAIC statutory reserving guidelines and/or interpretations of those guidelines may change in the future. Such changes may require the Company to modify, perhaps materially, its statutory-based reserves for variable annuity contracts.

Note 9 - Capital Maintenance Agreement

Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

Note 10 - Segment Information

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets and distribution channels.

Protection Segment. Offers a variety of individual life insurance, including whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, and direct marketing.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Wealth Management Segment. Offers variable annuities and group pension contracts. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

Corporate Segment. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments.

The accounting policies of the segments are the same as those described in Note 1 - (Summary of Significant Accounting Policies). Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following tables summarize selected financial information by segment for the periods indicated:

                                                                Wealth
                                                   Protection Management  Corporate Consolidated
                                                   ---------- ----------  --------- ------------
                                                                  (in thousands)
Year ended December 31, 2006
Revenues:
   Revenue from external customers................  $ 35,299  $   75,583  $     --   $  110,882
   Net investment income..........................     4,497      25,611   106,086      136,194
   Net realized investment (losses) gains.........    (1,677)       (190)     (790)      (2,657)
                                                    --------  ----------  --------   ----------
   Revenues.......................................  $ 38,119  $  101,004  $105,296   $  244,419
                                                    ========  ==========  ========   ==========
   Net (loss) income:.............................  $ (2,510) $    6,724  $ 68,259   $   72,473
                                                    ========  ==========  ========   ==========
Supplemental Information:
   Equity in net income of investees accounted
     for by the equity method.....................  $     98  $   17,034  $ 95,742   $  112,874
   Carrying value of investments accounted for by
     the equity method............................        --          --       800          800
   Amortization of deferred acquisition costs and
     deferred sales inducements...................    24,353      37,487        --       61,840
   Income tax (benefit) expense...................      (964)      3,502    37,365       39,903
   Segment assets.................................  $261,106  $5,784,006  $363,684   $6,408,796

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                                                     Wealth
                                                        Protection Management  Corporate Consolidated
                                                        ---------- ----------  --------- ------------
                                                                       (in thousands)
Year ended December 31, 2005
Revenues:
   Revenue from external customers.....................  $ 17,448  $   56,494  $      7   $   73,949
   Net investment income...............................     2,192      17,867    60,797       80,856
   Net realized investment (losses) gains..............      (329)         75        (9)        (263)
                                                         --------  ----------  --------   ----------
   Revenues............................................  $ 19,311  $   74,436  $ 60,795   $  154,542
                                                         ========  ==========  ========   ==========
   Net (loss) income:..................................  $   (431) $   15,397  $ 37,589   $   52,555
                                                         ========  ==========  ========   ==========
Supplemental Information:
   Equity in net income of investees accounted for by
     the equity method.................................  $     70  $   11,629  $ 54,094   $   65,793
   Carrying value of investments accounted for by the
     equity method.....................................         0          --       800          800
   Amortization of deferred acquisition costs and
     deferred sales inducements........................     9,367      19,972        --       29,339
   Income tax (benefit) expense........................      (619)      4,506    20,628       24,515
   Segment assets......................................  $164,902  $4,504,239  $229,370   $4,898,511

                                                                     Wealth
                                                        Protection Management  Corporate Consolidated
                                                        ---------- ----------  --------- ------------
                                                                       (in thousands)
Year ended December 31, 2004
Revenues:
   Revenue from external customers.....................  $  7,538  $   39,493  $    305   $   47,336
   Net investment income...............................       774       9,898    38,293       48,965
   Net realized investment (losses) gains..............        35       1,529     1,451        3,015
                                                         --------  ----------  --------   ----------
   Revenues............................................  $  8,347  $   50,920  $ 40,049   $   99,316
                                                         ========  ==========  ========   ==========
   Net (loss) income:..................................  $   (661) $    7,968  $ 24,483   $   31,790
                                                         ========  ==========  ========   ==========
Supplemental Information:
   Equity in net income of investees accounted for by
     the equity method.................................  $  1,742  $    5,489  $ 32,676   $   39,907
   Carrying value of investments accounted for by the
     equity method.....................................        --          --       800          800
   Amortization of deferred acquisition costs and
     deferred sales inducements........................     1,952        (890)       --        1,062
   Income tax (benefit) expense........................      (382)      2,114    13,690       15,422
   Segment assets......................................  $ 98,088  $3,461,994  $179,753   $3,739,835

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 11 - Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented below do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented below.

For fixed maturity securities fair values were based on quoted market prices where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services.

The carrying values for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

The fair value for insurance investment contracts, which do not subject the Company to significant mortality or morbidity risks, were estimated using cash flows discounted at market rates.

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                           December 31,
                                              ---------------------------------------
                                                     2006                2005
                                              ------------------- -------------------
                                              Carrying            Carrying
                                               Value   Fair Value  Value   Fair Value
                                              -------- ---------- -------- ----------
                                                          (in thousands)
Assets:
   Fixed maturities.......................... $357,642  $357,642  $256,315  $256,315
   Policy loans..............................   28,345    28,345    21,564    21,564
   Short-term investments....................  153,598   153,598   169,414   169,414
   Cash and cash equivalents.................   25,448    25,448    24,144    24,144

Liabilities:
   Fixed rate deferred and immediate
     annuities............................... $285,563  $277,992  $323,103  $313,474

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 12 - Certain Separate Accounts

The Company issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below. The Company also has an immaterial amount of variable life insurance contracts in force, which will not be discussed further.

During 2006 and 2005, there were no gains or losses on transfers of assets from the general account to the separate account. The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in policyholder benefits in the Statements of Income. Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the Statements of Income.

The variable annuity contracts are issued through separate accounts and the Company contractually guarantees the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals,
(b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary. Contracts issued after December 31, 2002 have a proportional partial withdrawal benefit instead of a dollar-for-dollar relationship. As of December 31, 2006, 60% of the inforce contract values have reduction of benefit on a dollar-for-dollar basis, and 40% on a proportional basis.

In September 2001, the Company introduced a Guaranteed Income Benefit Rider ("GRIP"), which provides a guaranteed minimum annuity payout if the policy holder elects to annuitize after a waiting period of 10 years. In December 2002, the GRIP rider was replaced by a newer version - GRIP II, which provides a more generous benefit base but with a higher rider charge. The Company discontinued the sales of the GRIP and GRIP II riders in 2004.

In 2004, the Company introduced a Guaranteed Minimum Withdrawal Benefit Rider
(GMWB) named Principal Plus (PP). This rider provides a guaranteed withdrawal amount referred to as the Guaranteed Withdrawal Balance (GWB) as long as withdrawals do not exceed 5% of the GWB per annum. In 2005, a newer version of the GMWB rider, Principal Plus for Life (PPFL) was introduced. This new rider retains all the features of the PP rider and adds an alternative guarantee of a Life Time Income Amount available for the life of the covered person. In February 2006, the PPFL rider was upgraded to a new "Enhanced" version featuring a key change to the Step-Up option. Previously, Step-Ups occurred automatically every third contract year until the 30th. After the upgrade, Step-Ups will begin to occur annually after the ninth year.

In October 2006, the Company added two new versions of the "Enhanced" PPFL rider to the PPFL family:

    . Principal Plus for Life PLUS Automatic Annual Step-Up, provides clients with the additional advantage that the Step-Up feature will occur annually beginning with the very first contract anniversary.

    . Principal Plus For Life PLUS Spousal Protection, provides clients with the additional advantage that the rider will continue to provide the spouse with a guaranteed lifetime income even after the owner's death.

Reinsurance has been utilized to mitigate risk related to Guaranteed Minimum Death Benefits ("GMDB") and Guaranteed Minimum Income Benefits ("GMIB").

The Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed on the following page are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For guarantees of partial withdrawal amounts, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

As of December 31, 2006 and 2005, the Company had the following variable contracts with guarantees:

                                                      December 31, December 31,
                                                          2006         2005
                                                      ------------ ------------
                                                            (in millions)
Guaranteed minimum death benefit

Return of net deposits in the event of death
   Account value.....................................   $  770.8     $  392.8
   Net amount at risk - gross........................        0.4          0.6
   Net amount at risk - net..........................        0.1           --

Highest specified anniversary account value minus
  withdrawals post anniversary in the event of death
   Account value.....................................   $3,215.2     $2,860.5
   Net amount at risk - gross........................       95.0        132.1
   Net amount at risk - net..........................       28.7         39.8

Guaranteed Minimum Income Benefit
   Account value.....................................   $  767.9     $  741.8
   Net amount at risk - gross........................        2.2          3.0
   Net amount at risk - net..........................         --           --

Guaranteed Minimum Withdrawal Benefit
   Account value.....................................   $1,740.1     $  918.9
   Net amount at risk - gross........................        0.1          0.3
   Net amount at risk - net..........................        0.1          0.3

Account balances of variable contracts with guarantees invest in variable separate accounts in various mutual funds with the following characteristics:



                                                                        December 31, December 31,
Asset Class                                  Index                          2006         2005
-----------               --------------------------------------------  ------------ ------------
                                                                              (in millions)
Large Cap Equity......... S&P 500                                         $1,063.9     $  901.1
High Quality Bond........ Ibbottson US Intermediate Term Gov't Bond          637.5        617.2
High Yield Bond.......... Ibbottson Domestic High Yield Bond                  54.6         56.0
Balanced................. 60% Large Cap Equity, 40% High Quality Bond      1,824.3      1,152.2
Small Cap Equity......... Ibbottson US Small Cap Stock                       239.5        255.7
International Equity..... MSCI EAFE                                          103.1         87.9
Global Equity............ MSCI World                                          46.9         40.6
Real Estate.............. NAREIT                                              31.8         25.1
                                                                          --------     --------
Total                                                                     $4,001.6     $3,135.8
                                                                          ========     ========

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The reserve roll forwards for the separate accounts as of December 31, 2006 and 2005 are as follows:

                                                                      Guaranteed
                                      Guaranteed     Guaranteed        Minimum
                                    Minimum Death  Minimum Income Withdrawal Benefit
                                    Benefit (GMDB) Benefit (GMIB)       (GMWB)       Totals
                                    -------------- -------------- ------------------ ------
                                                         (in millions)
Balance at January 1, 2006.........     $ 7.8          $(6.3)           $(1.5)       $  --
Incurred guarantee benefits........      (2.7)            --               --         (2.7)
Other reserve changes..............       4.6            8.6              7.9         21.1
                                        -----          -----            -----        -----
Balance at December 31, 2006.......       9.7            2.3              6.4         18.4
Reinsurance recoverable............      (0.2)          (5.5)              --         (5.7)
                                        -----          -----            -----        -----
Net Balance at December 31, 2006...       9.5           (3.2)             6.4         12.7
                                        =====          =====            =====        =====
Balance at January 1, 2005.........       6.2            1.5               --          7.7
Incurred guarantee benefits........      (3.6)            --               --         (3.6)
Other reserve changes..............       5.2            0.4             (1.5)         4.1
                                        -----          -----            -----        -----
Balance at December 31, 2005.......       7.8            1.9             (1.5)         8.2
Reinsurance recoverable............        --           (8.2)              --         (8.2)
                                        -----          -----            -----        -----
Net Balance at December 31, 2005...     $ 7.8          $(6.3)           $(1.5)       $  --
                                        =====          =====            =====        =====

The gross reserves and ceded assets for GMDB and the gross reserve for GMIB are determined using SOP 03-1, where as the ceded asset for GMIB and gross reserve for GMWB was determined in accordance with SFAS 133. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The following assumptions and methodology were used to determine the above amounts at December 31, 2006 and 2005:

    . Data used included 1,000 stochastically generated investment performance scenarios. For SFAS 133 calculations, risk neutral scenarios have been used.

    . Mean return and volatility assumptions have been determined for each of the asset classes noted above.

    . For 2006, annuity mortality was based on 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified/non-qualified business. For 2005, annuity mortality was assumed to be 90% of the Annuity 2000 table.

    . Annuity base lapse rates vary by contract type and duration and range from 1 percent to 45 percent, adjusted by in-the-moneyness of guaranteed benefits if applicable.

    .  Partial withdrawal rates are approximately 4% per year.

    . The discount rate is 7.0% (inforce issued before 2004) or 6.4% (inforce issued after 2003) in the SOP 03-1 calculations and for SFAS 133 calculations, 5.24% and 5% for the years ended December 31, 2006 and 2005, respectively.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Note 13 - Deferred Acquisition Costs and Deferred Sales Inducements

The components of the change in Deferred Acquisition Costs were as follows:

For the year ended December 31,                               2006      2005
-------------------------------                             --------  --------
                                                              (in thousands)
Balance, January 1......................................... $248,817  $191,464
Capitalization.............................................  108,097    81,652
Amortization...............................................  (56,990)  (25,116)
Effect of net unrealized (losses) gains on
  available-for-sale securities............................     (304)      817
                                                            --------  --------
Balance, December 31....................................... $299,620  $248,817
                                                            ========  ========

The components of the change in Deferred Sales Inducements were as follows:

For the year ended December 31,                               2006      2005
-------------------------------                             --------  --------
                                                              (in thousands)
Balance, January 1......................................... $ 30,065  $ 27,153
Capitalization.............................................    6,476     6,999
Amortization...............................................   (4,850)   (4,223)
Effect of net unrealized (losses) gains on
  available-for-sale securities............................      (46)      136
                                                            --------  --------
Balance, December 31....................................... $ 31,645  $ 30,065
                                                            ========  ========

            UNAUDITED FINANCIAL STATEMENTS



            John Hancock Life Insurance Company of New York
            September 30, 2007

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     INDEX TO UNAUDITED FINANCIAL STATEMENTS


Unaudited Financial Statements:

Balance Sheets as of September 30, 2007 (Unaudited) and December 31, 2006....F-2

Unaudited Statements of Income for the three months and nine months ended
September 30, 2007...........................................................F-3

Unaudited Statements of Changes in Shareholder's Equity and Comprehensive
Income for the period ended September 30, 2007...............................F-4

Unaudited Statements of Cash Flows for the period ended September 30, 2007...F-5

Notes to Unaudited Financial Statements......................................F-6

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS

                                                                                              AS OF              AS OF
                                                                                        SEPTEMBER 30, 2007   DECEMBER 31, 2006
                                                                                           (UNAUDITED)
                                                                                        --------------------------------------
                                                                                                   (IN THOUSANDS)

ASSETS

Investments
Fixed maturities:
     Available-for-sale - at fair value
       (cost: 2007 - $462,154, 2006 - $357,078)........................................    $   469,439        $   357,642
Investment in unconsolidated affiliate.................................................            800                800
Policy loans...........................................................................         34,044             28,345
Short-term investments.................................................................        188,454            153,598
                                                                                        --------------------------------------
     Total Investments.................................................................        692,737            540,385

Cash and cash equivalents..............................................................         35,675             25,448
Accrued investment income..............................................................         18,124             16,610
Deferred policy acquisition costs......................................................        347,970            299,620
Deferred sales inducements.............................................................         34,845             31,645
Reinsurance recoverable................................................................         39,363             31,404
Other assets...........................................................................         19,618             12,141
Separate account assets................................................................      6,447,584          5,451,543
                                                                                        --------------------------------------
     Total Assets......................................................................     $7,635,916         $6,408,796
                                                                                        ======================================
LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Future policy benefits.................................................................    $   591,509        $    519,898
Unearned revenue.......................................................................         17,957              14,690
Unpaid claims and claim expense reserves...............................................            994               1,467
Amounts due to affiliates..............................................................         17,991               6,341
Deferred income tax liability..........................................................         57,415              47,753
Federal income tax payable to affiliates...............................................         69,634              43,435
Other liabilities......................................................................         34,452              13,587
Separate account liabilities...........................................................      6,447,584           5,451,543
                                                                                        --------------------------------------
     Total Liabilities.................................................................      7,237,536           6,098,714


Shareholder's Equity:

Common stock...........................................................................          2,000               2,000
Additional paid in capital.............................................................        113,306             113,306
Retained earnings......................................................................        278,433             193,749
Accumulated other comprehensive income.................................................          4,641               1,027
                                                                                        --------------------------------------
     Total Shareholder's Equity........................................................        398,380             310,082
                                                                                        --------------------------------------
     Total Liabilities and Shareholder's Equity........................................     $7,635,916          $6,408,796
                                                                                        ======================================

The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                         UNAUDITED STATEMENTS OF INCOME



                                                           THREE MONTHS             NINE MONTHS
                                                               ENDED                   ENDED
                                                        SEPTEMBER 30, 2007       SEPTEMBER 30, 2007
                                                       --------------------------------------------
                                                                     (IN THOUSANDS)
REVENUES

  Premiums..........................................          $ 1,309                $ 2,626

  Fee income........................................           37,604                110,090

  Net investment income.............................           44,671                127,192

  Net realized investment losses....................           (1,899)                (2,351)
                                                       --------------------------------------------

    Total revenues..................................           81,685                237,557


BENEFITS AND EXPENSES

  Benefits to policyholders.........................           21,398                 38,764

  Other operating costs and expenses................           11,164                 34,909

  Amortization of deferred policy acquisition
    costs and deferred sales inducements............            7,778                 44,728
                                                       --------------------------------------------

    Total benefits and expenses.....................           40,340                 118,401
                                                       --------------------------------------------

Income before income taxes..........................           41,345                 119,156

Income taxes........................................           13,379                  34,472
                                                       --------------------------------------------


Net income..........................................          $27,966                $ 84,684
                                                       ============================================

The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

             UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                            AND COMPREHENSIVE INCOME



                                                                                     ACCUMULATED
                                                      ADDITIONAL                       OTHER              TOTAL
                                         COMMON        PAID IN        RETAINED      COMPREHENSIVE     SHAREHOLDER'S      OUTSTANDING
                                          STOCK        CAPITAL        EARNINGS         INCOME            EQUITY            SHARES
                                        --------------------------------------------------------------------------------------------
                                                                               (IN THOUSANDS)


BALANCE AT JANUARY 1, 2007............  $ 2,000      $ 113,306      $ 193,749         $ 1,027           $ 310,082           2,000

Comprehensive income:
  Net income..........................                                 84,684                              84,684
  Other comprehensive income, net of
    tax:
    Net unrealized gains..............                                                  3,614               3,614
                                                                                                        ---------
Comprehensive income..................                                                                     88,298

                                        --------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2007.........  $ 2,000      $ 113,306      $ 278,433         $ 4,641           $ 398,380           2,000
                                        ============================================================================================


The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                       UNAUDITED STATEMENTS OF CASH FLOWS




                                                                                  NINE MONTHS
                                                                                     ENDED
                                                                              SEPTEMBER 30, 2007
                                                                              -------------------
                                                                                (IN THOUSANDS)

Cash flows provided by operating activities:

  Net income..........................................................             $ 84,684
    Adjustments to reconcile net income to net cash
      provided by operating activities:
    Net realized investment losses....................................                2,351
    Increase in reinsurance recoverable...............................               (7,959)
    Deferral of policy acquisition costs and sales inducements........              (96,722)
    Amortization of deferred policy acquisition costs and deferred
      sales inducements...............................................               44,728
    Increase in accrued investment income.............................               (1,514)
    Increase in other assets and other liabilities, net...............               52,610
    Increase in policyholder liabilities and accruals, net............               17,936
    Increase in deferred income tax liability.........................                7,717
                                                                              -------------------
    Net cash provided by operating activities.........................              103,831

Cash flows used in investing activities:
  Sales and maturities of fixed maturities available-for-sale.........              113,036
  Purchases of fixed maturities available-for-sale....................             (219,042)
  Net purchases of short-term investments.............................              (35,574)
  Policy loans advanced, net..........................................               (5,699)
                                                                              -------------------
    Net cash used in investing activities.............................             (147,279)

Cash flows provided by financing activities:
  Deposits and interest credited to policyholder account balances.....              235,563
  Net transfers to separate accounts from policyholders...............             (103,075)
  Return of policyholder funds........................................              (78,813)
                                                                              -------------------

  Net cash provided by financing activities...........................               53,675
                                                                              -------------------

  Net increase in cash and cash equivalents...........................               10,227

Cash and cash equivalents at beginning of period......................               25,448
                                                                              -------------------

Cash and cash equivalents at end of period............................             $ 35,675
                                                                              ===================

The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                     (IN THOUSANDS UNLESS OTHERWISE STATED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

John Hancock Life Insurance Company of New York (the Company) is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A) (JHUSA). JHUSA is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company
(MLI). MLI, in turn, is a wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as "Manulife Financial".

The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) for interim financial statements and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. These unaudited financial statements should be read in conjunction with the Company's annual audited financial statements as of December 31, 2006, included in its form N-4 filed with the United States Securities and Exchange Commission (SEC). The accompanying balance sheet at December 31, 2006, has been derived from the audited balance sheet but does not include all of the information and footnotes required by GAAP for complete financial statements.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159)

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS
159. SFAS 159's objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

SFAS 159 will be effective for the Company's financial statements beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating SFAS 159 to determine whether to take advantage of its features, and evaluating the resulting impact SFAS 159 would have on its financial position and results of operations.

     Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted trade prices in active markets and the lowest priority to market-unobservable data. It requires enhanced disclosure of fair value measurements including tabular disclosure by level of fair valued assets and liabilities within the hierarchy and tabular presentation of continuity within the period of those fair valued items valued using the lowest hierarchy level.

SFAS 157 will be effective for the Company beginning January 1, 2008 and will then be generally prospectively applicable. In November 2007, the FASB decided to partially defer SFAS 157 for one year. The partial deferral applies to fair values of assets and liabilities which are fair valued on a company's balance sheets on a one-time basis, for example business combinations and impairments of long lived assets. The Company is currently evaluating the impact SFAS 157 will have on its financial position and results of operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     FASB Financial Interpretation 48; Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109 (FIN 48)

In June 2006, the FASB issued FIN 48. FIN 48 prescribes a recognition and measurement model for the impact of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either A) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, B) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both A and B. FIN 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption.

FIN 48 was effective for the Company's financial statements on January 1, 2007. The Company had no cumulative effect of adoption to its January 1, 2007 retained earnings. Adoption of FIN 48 had no material impact to the Company's financial position at September 30, 2007 or results of operations for the three month and nine month periods ended September 30, 2007.

     Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Instruments (SFAS 155)

In February 2006, the FASB issued SFAS 155 which is an amendment of FASB Statements 133, Accounting for Derivative Instruments and Hedging Activity and 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and which brings consistency to accounting and reporting for certain hybrid financial instruments by simplifying and eliminating exceptions to the accounting for them. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 was effective for the Company's financial statements beginning January 1, 2007 and was applied to financial instruments created or modified after that date. Adoption of SFAS 155 had no impact on the Company's financial position or results of operations.

     AICPA Statement of Position 05-1- Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts (SOP 05-1)

In September 2005, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense.

SOP 05-1 was effective for the Company's internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. In connection with the Company's adoption of SOP 05-01 as of January 1, 2007, there was no impact to the Company's financial position or results of operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's balance sheet may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity. Pursuant to an administrative services agreement effective for 2001 and beyond, all inter-company services, except for investment services, are billed through JHUSA to the Company. Pursuant to an investment services agreement, all investment services are billed directly by MLI to the Company. For the three month and nine month periods ended September 30, 2007, the Company was billed administrative and investment service expenses of $10,229 and $31,285, respectively, from the MLI group of affiliated companies. At September 30, 2007 the Company had a net liability to the MLI group of affiliated companies of $17,640 for services provided.

John Hancock Distributors, LLC, a wholly owned subsidiary of JHUSA, is the exclusive distributor of all variable annuity, variable life, and group pension contracts issued by the Company. For the three month and nine month periods ended September 30, 2007, the Company was billed underwriting commissions of $30,254 and $91,320, respectively. The Company had a net liability for services provided of $351 at September 30, 2007

John Hancock Investment Management Services, LLC (JHIMS), an affiliate of the Company, is the investment advisor to John Hancock Trust (JHT), a no-load, open-end investment management company in which separate accounts of the Company are invested The Company's investment in JHIMS amounts to $800 and is accounted for using the equity method. The Company has a 38% equity ownership in JHIMS and is allocated approximately 39% of earnings pursuant to the Limited Liability Company Agreement. As of September 30, 2007, total assets for JHIMS were $37,335 and total liabilities were $35,230. For the three month and nine month periods ended September 30, 2007, net income of JHIMS was $91,039 and $262,094, respectively. In addition, the Company had a receivable from JHIMS relating to equity method earnings to be distributed of $11,476, which was included in accrued investment income at September 30, 2007.

NOTE 3 -- INCOME TAXES -- ADOPTION OF FIN 48

The Company files tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non U.S. income tax examinations by taxing authorities for years before 1998. The Internal Revenue Service (IRS) completed its examinations for years 1998 through 2003 on December 31, 2005. The Company has filed protests with the IRS Appeals Division of adjustments raised by the IRS in its examinations of these years. The IRS commenced an examination of the Company's U.S. tax returns for years 2004 through 2005 in the third quarter of 2007 that is anticipated to be completed by the end of 2009.

The Company adopted the provisions of FIN 48, on January 1, 2007. In connection with the adoption of FIN 48, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                 UNRECOGNIZED TAX BENEFITS
                                                                  AS OF SEPTEMBER 30, 2007
                                                                ------------------------------
                                                                       (IN THOUSANDS)

Balance as of January 1, 2007                                              $7,325
Additions based on tax positions related to the current year                1,229
Additions for tax positions of prior years                                  2,236
Reductions for tax positions of prior years                                     -
                                                                ------------------------------
Balance as of September 30, 2007                                          $10,790
                                                                ==============================

The $10,790 balance as of September 30, 2007 consists of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in tax expense. During the three month and nine month periods ended September 30, 2007 and the year ended December 31, 2006 the Company recognized approximately $258, $2,534 and $0 in interest, respectively. The Company had approximately $2,534 and $0 accrued for interest as of September 30, 2007 and December 31, 2006, respectively. The Company has not recognized any material amounts of penalties during the three month and nine month periods ended September 30, 2007 or the year ended December 31, 2006.

Income before federal income taxes differs from taxable income principally due to dividends received tax deductions.

NOTE 4 -- CONTINGENCIES

LEGAL PROCEEDINGS. The Company is regularly involved in litigation both as a defendant and as a plaintiff. The litigation naming it as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, and as a taxpayer. In addition, the New York Insurance Department, the New York Attorney General, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other government and regularity bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning compliance with, among other things, insurance laws, securities laws, and laws governing activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

NOTE 5 - SEGMENT INFORMATION

The Company operates in the following three business segments; two segments primarily serve retail customers and the third segment is the Corporate Segment. The retail segments are the Protection Segment and the Wealth Management Segment

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets and distribution channels.

PROTECTION SEGMENT. Offers a variety of individual life insurance, including whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, and direct marketing.

WEALTH MANAGEMENT SEGMENT. Offers variable annuities and group pension contracts. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

CORPORATE SEGMENT. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies included in the notes to the Company's annual audited financial statements as of December 31, 2006 filed with the SEC. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The following tables summarize selected financial information by segment for the periods indicated:

                                                                          WEALTH
                                                         PROTECTION     MANAGEMENT     CORPORATE      CONSOLIDATED
                                                       ------------------------------------------------------------
                                                                      (IN THOUSANDS)
THREE MONTHS ENDED SEPTEMBER 30, 2007
REVENUES:
  Revenue from external customers................        $ 13,972      $   24,941      $      -       $   38,913
  Net investment income..........................           1,861           7,978        34,832           44,671
  Net realized investment (losses) gains.........          (1,928)             29             -           (1,899)
                                                       ------------------------------------------------------------
  Revenues.......................................        $ 13,905      $   32,948      $ 34,832       $   81,685
                                                       ============================================================

  NET INCOME:....................................        $    681      $    6,013      $ 21,272       $   27,966
                                                       ============================================================
SUPPLEMENTAL INFORMATION:
  Equity in net income of investees accounted
    for by the equity method.....................        $     43      $    5,551      $ 30,403       $   35,997
  Carrying value of investments accounted
    for by the equity method.....................               -               -           800              800
  Amortization of deferred policy acquisition
    costs and deferred sales inducements.........           8,367            (589)            -            7,778
  Income tax expense.............................             366           1,561        11,452           13,379
  Segment assets.................................        $366,694      $6,762,378      $506,844       $7,635,916

                                                                          WEALTH
                                                         PROTECTION     MANAGEMENT     CORPORATE      CONSOLIDATED
                                                       ---------------------------------------------------------------
                                                                      (IN THOUSANDS)
NINE MONTHS ENDED SEPTEMBER 30, 2007
REVENUES:
  Revenue from external customers................        $ 40,691      $   72,026      $     (1)      $  112,716
  Net investment income..........................           4,665          22,154       100,373          127,192
  Net realized investment (losses) gains.........          (1,570)             17          (798)          (2,351)
                                                       ---------------------------------------------------------------
  Revenues.......................................        $ 43,786      $   94,197      $ 99,574       $  237,557
                                                       ===============================================================

  NET INCOME:....................................        $  4,385      $   14,078      $ 66,221       $   84,684
                                                       ===============================================================

SUPPLEMENTAL INFORMATION:
  Equity in net income of investees accounted
    for by the equity method.....................        $    116      $   15,728      $ 87,662       $  103,506
  Carrying value of investments accounted
    for by the equity method.....................               -               -           800              800
  Amortization of deferred policy acquisition
    costs and deferred sales inducements.........          22,961          21,767             -           44,728
  Income tax expense.............................           2,363           2,717        29,392           34,472
  Segment assets.................................        $366,694      $6,762,378      $506,844       $7,635,916

AUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company of New York
Separate Account A
December 31, 2006

                 John Hancock Life Insurance Company of New York
                               Separate Account A

                          Audited Financial Statements

                                December 31, 2006

                                    CONTENTS

Audited Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm ...     1
Statement of Assets and Liabilities ..........................................     4
Statement of Operations and Changes in Contract Owners' Equity ...............    15
Notes to Financial Statements ................................................   103

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Contract Owners of
John Hancock Life Insurance Company of New York Separate Account A

We have audited the accompanying statement of assets and liabilities of John Hancock Life Insurance Company of New York Separate Account A, the "Account," comprising respectively the following sub-accounts,

Strategic Opportunities -- A
Strategic Opportunities -- B
Investment Quality Bond -- A
Investment Quality Bond -- B
U.S. Core -- A
U.S. Core -- B
Blue Chip Growth -- A
Blue Chip Growth -- B
Money Market -- A
Money Market -- B
Global Trust -- A
Global Trust -- B
Global Bond -- A
Global Bond -- B
U.S. Government Securities -- A
U.S. Government Securities -- B
Income & Value -- A
Income & Value -- B
Equity-Income -- A
Equity-Income -- B
Strategic Bond -- A
Strategic Bond -- B
All Cap Core -- A
All Cap Core -- B
All Cap Growth -- A
All Cap Growth -- B
International Small Cap -- A
International Small Cap -- B
Pacific Rim -- A
Pacific Rim -- B
Science & Technology -- A
Science & Technology -- B
Emerging Small Company -- A
Emerging Small Company -- B
International Core -- A
International Core -- B
Value -- A
Value -- B
Real Estate Securities -- A
Real Estate Securities -- B
High Yield -- A
High Yield -- B
Lifestyle Aggressive -- A
Lifestyle Aggressive -- B
Lifestyle Growth -- A
Lifestyle Growth -- B
Lifestyle Balanced -- A
Lifestyle Balanced -- B
Lifestyle Moderate -- A
Lifestyle Moderate -- B
Lifestyle Conservative -- A
Lifestyle Conservative -- B
Small Company Value -- A
Small Company Value -- B
International Value -- A
International Value -- B
Total Return -- A
Total Return -- B
U.S. Large Cap -- A
U.S. Large Cap -- B
Mid Cap Stock -- A
Mid Cap Stock -- B
Global Allocation -- A
Global Allocation -- B
Dynamic Growth -- A
Dynamic Growth -- B
Total Stock Market Index -- A
Total Stock Market Index -- B
500 Index -- A
500 Index -- B
Mid-Cap Index -- A
Mid-Cap Index -- B
Small Cap Index -- A
Small Cap Index -- B
Capital Appreciation -- A
Capital Appreciation -- B
Health Sciences -- A
Health Sciences -- B

Financial Services -- A
Financial Services -- B
Quantitative Mid Cap -- A
Quantitative Mid Cap -- B
All Cap Value -- A
All Cap Value -- B
Utilities -- A
Utilities -- B
Mid Cap Value -- A
Mid Cap Value -- B
Fundamental Value -- A
Fundamental Value -- B
Emerging Growth -- B
Natural Resources -- B
Quantitative All Cap -- B
Large Cap Value -- B
Small Cap Opportunities -- A
Small Cap Opportunities -- B
Special Value-- B
Real Return Bond -- B
American International -- B
American Growth -- B
American Blue Chip Income & Growth -- B
American Growth Income -- B
American Bond Fund-- B
American Century Small Company -- B
PIMCO VIT All Asset
LMFC Core Equity -- B
PIM Classic Value -- B
Quantitative Value -- B
US Global Leaders Growth-- A
US Global Leaders Growth-- B
John Hancock Strategic Income B
John Hancock Int'l Eq Index-- A
John Hancock Int'l Eq Index -- B
Active Bond-- A
Active Bond-- B
CGTC Overseas Equity -- B
Independence Investment LLC Small Cap-- B
Marisco International Opportunities-- B
T Rowe Price Mid Value-- B
UBS Large Cap-- B
U.S. High Yield Bond-- B
Wellington Small Cap Growth -- B
Wellington Small Cap Value -- B
Wells Capital Core Bond-- B
Index Allocation-- B
Large Cap Value -- A
Scudder Capital Growth -- B
Scudder Global Discovery -- B
Scudder Growth & Income -- B
Scudder Health Sciences -- B
Scudder International -- B
Scudder Mid Cap Growth -- B
Scudder Blue Chip -- B
Scudder Contrarian Value -- B
Scudder Global Blue Chip -- B
Scudder Government Securities -- B
Scudder High Income -- B
Scudder International Select Equity -- B
Scudder Fixed Income -- B
Scudder Money Market -- B
Scudder Small Cap Growth -- B
Scudder Technology Growth -- B
Scudder Total Return -- B
Scudder Davis Venture Value -- B
Scudder Dreman High Return Equity -- B
Scudder Dreman Small Cap Value -- B
Scudder Janus Growth & Income -- B
Scudder Turner Mid Cap Growth -- B
Scudder Real Estate -- B
Scudder Strategic Income -- B
Scudder Moderate Allocation-- B
Scudder Conservative Allocation-- B
Scudder Growth Allocation-- B
Scudder Bond -- B
Scudder Equity 500 Index -- B
Alger American Balanced -- B
Alger American Leveraged All Cap -- B
Credit Suisse Emerging Markets -- B
Credit Suisse Global Post Venture Capital -- B
Dreyfus Socially Responsible Growth -- B
Dreyfus VIF Mid Cap Stock -- B
AIM VI Utilities -- B
as of December 31, 2006, and the related statements of operations and changes in contract owners' equity for those sub-accounts and for the Large Cap Growth - A, Large Cap Growth - B, Strategic Value - A, Strategic Value - B, Mid Cap Core - B, Scudder Dreman Financial Services - B, Scudder Salomon Aggressive Growth - B, Scudder Janus Growth Opportunities - B, Scudder MFS Strategic - B, Scudder Oak Strategic Equity - B, Scudder Income Allocation - B, Scudder Templeton Foreign Value - B, Scudder Mercury Large Cap Core - B sub-accounts for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodians and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of John Hancock Life Insurance Company of New York Separate Account A at December 31, 2006, and the results of their operations and changes in their contract owners' equity for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


                                        /s/ Ernst & Young LLP

Boston, Massachusetts
April 13, 2007

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2006

                                            Strategic          Strategic      Investment Quality  Investment Quality
                                        Opportunities - A  Opportunities - B        Bond A              Bond B        U.S. Core A
                                        -----------------  -----------------  ------------------  ------------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                  $25,876,550         $1,588,987         $11,394,453         $26,873,489     $65,920,872
                                           -----------         ----------         -----------         -----------     -----------
Total Assets                               $25,876,550         $1,588,987         $11,394,453         $26,873,489     $65,920,872
                                           ===========         ==========         ===========         ===========     ===========
NET ASSETS:
Contracts in accumulation                  $25,876,550         $1,588,987         $11,375,357         $26,873,489     $65,910,732
Contracts in payout (annuitization)                                                    19,096                              10,140
                                           -----------         ----------         -----------         -----------     -----------
Total net assets                           $25,876,550         $1,588,987         $11,394,453         $26,873,489     $65,920,872
                                           ===========         ==========         ===========         ===========     ===========
Units outstanding                            1,035,971            119,093             545,376           1,825,924       2,724,668
                                           ===========         ==========         ===========         ===========     ===========
Unit value (in accumulation)               $     24.98         $    13.34         $     20.89         $     14.72     $     24.19
                                           ===========         ==========         ===========         ===========     ===========

                                                      Blue Chip    Blue Chip
                                        U.S. Core B  Growth - A    Growth - B  Money Market - A  Money Market - B
                                        -----------  -----------  -----------  ----------------  ----------------
ASSETS
Investments in shares of portfolios at
   value:                               $12,039,251  $45,398,866  $21,092,687     $24,874,821       $33,361,074
                                        -----------  -----------  -----------     -----------       -----------
Total Assets                            $12,039,251  $45,398,866  $21,092,687     $24,874,821       $33,361,074
                                        ===========  ===========  ===========     ===========       ===========
NET ASSETS:
Contracts in accumulation               $12,039,251  $45,324,624  $21,092,687     $24,862,905       $33,361,074
Contracts in payout (annuitization)                       74,242                       11,916
                                        -----------  -----------  -----------     -----------       -----------
Total net assets                        $12,039,251  $45,398,866  $21,092,687     $24,874,821       $33,361,074
                                        ===========  ===========  ===========     ===========       ===========
Units outstanding                           841,598    2,287,525    1,373,545       1,593,153         2,653,029
                                        ===========  ===========  ===========     ===========       ===========
Unit value (in accumulation)            $     14.31  $     19.85  $     15.36     $     15.61       $     12.57
                                        ===========  ===========  ===========     ===========       ===========

                                                                                                              U.S. Government
                                        Global Trust - A  Global Trust - B  Global Bond - A  Global Bond - B   Securities - A
                                        ----------------  ----------------  ---------------  ---------------  ---------------
ASSETS
Investments in shares of portfolios at
   value:                                  $22,073,377       $4,726,247        $5,851,451      $17,309,561      $19,539,399
                                           -----------       ----------        ----------      -----------      -----------
Total Assets                               $22,073,377       $4,726,247        $5,851,451      $17,309,561      $19,539,399
                                           ===========       ==========        ==========      ===========      ===========

NET ASSETS:
Contracts in accumulation                  $22,057,165       $4,726,247        $5,851,451      $17,309,561      $19,539,399
Contracts in payout (annuitization)             16,212
                                           -----------       ----------        ----------      -----------      -----------
Total net assets                           $22,073,377       $4,726,247        $5,851,451      $17,309,561      $19,539,399
                                           ===========       ==========        ==========      ===========      ===========
Units outstanding                              722,237          252,152           251,995        1,044,798        1,009,726
                                           ===========       ==========        ==========      ===========      ===========
Unit value (in accumulation)               $     30.56       $    18.74        $    23.22      $     16.57      $     19.35
                                           ===========       ==========        ==========      ===========      ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                        U.S. Government    Income &     Income &      Equity-      Equity-
                                         Securities - B   Value - A    Value - B    Income - A   Income - B
                                        ---------------  -----------  -----------  -----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                 $10,951,709    $19,390,320  $10,855,361  $65,058,317  $37,726,795
                                          -----------    -----------  -----------  -----------  -----------
Total Assets                              $10,951,709    $19,390,320  $10,855,361  $65,058,317  $37,726,795
                                          ===========    ===========  ===========  ===========  ===========
NET ASSETS:
Contracts in accumulation                 $10,951,709    $19,373,541  $10,855,361  $65,019,417  $37,726,795
Contracts in payout (annuitization)                           16,779                    38,900
                                          -----------    -----------  -----------  -----------  -----------
Total net assets                          $10,951,709    $19,390,320  $10,855,361  $65,058,317  $37,726,795
                                          ===========    ===========  ===========  ===========  ===========
Units outstanding                             809,227        832,350      695,326    2,087,098    2,176,518
                                          ===========    ===========  ===========  ===========  ===========
Unit value (in accumulation)              $     13.53    $     23.30  $     15.61  $     31.17  $     17.33
                                          ===========    ===========  ===========  ===========  ===========

                                         Strategic    Strategic     All Cap     All Cap     All Cap
                                          Bond - A     Bond - B    Core - A    Core - B    Growth - A
                                        -----------  -----------  ----------  ----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                               $15,541,347  $14,373,396  $9,534,890  $1,341,296  $16,657,204
                                        -----------  -----------  ----------  ----------  -----------
Total Assets                            $15,541,347  $14,373,396  $9,534,890  $1,341,296  $16,657,204
                                        ===========  ===========  ==========  ==========  ===========
NET ASSETS:
Contracts in accumulation               $15,541,347  $14,357,015  $9,534,890  $1,341,296  $16,657,204
Contracts in payout (annuitization)                       16,381
                                        -----------  -----------  ----------  ----------  -----------
Total net assets                        $15,541,347  $14,373,396  $9,534,890  $1,341,296  $16,657,204
                                        ===========  ===========  ==========  ==========  ===========
Units outstanding                           757,790      891,732     522,038      72,518    1,006,212
                                        ===========  ===========  ==========  ==========  ===========
Unit value (in accumulation)            $     20.51  $     16.12  $    18.26  $    18.50  $     16.55
                                        ===========  ===========  ==========  ==========  ===========

                                          All Cap   International  International
                                        Growth - B  Small Cap - A  Small Cap - B  Pacific Rim - A  Pacific Rim - B
                                        ----------  -------------  -------------  ---------------  ---------------
ASSETS
Investments in shares of portfolios at
   value:                               $4,253,303    $8,036,555     $6,935,770      $3,135,010       $3,968,537
                                        ----------    ----------     ----------      ----------       ----------
Total Assets                            $4,253,303    $8,036,555     $6,935,770      $3,135,010       $3,968,537
                                        ==========    ==========     ==========      ==========       ==========
NET ASSETS:
Contracts in accumulation               $4,253,303    $8,035,352      6,935,770      $3,134,010       $3,968,537
Contracts in payout (annuitization)                        1,203                          1,000
                                        ----------    ----------     ----------      ----------       ----------
Total net assets                        $4,253,303    $8,036,555     $6,935,770      $3,135,010       $3,968,537
                                        ==========    ==========     ==========      ==========       ==========
Units outstanding                          288,286       360,008        289,674         221,132          186,801
                                        ==========    ==========     ==========      ==========       ==========
Unit value (in accumulation)            $    14.75    $    22.32     $    23.94      $    14.18       $    21.24
                                        ==========    ==========     ==========      ==========       ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                           Science &       Science &    Emerging Small  Emerging Small  International
                                        Technology - A  Technology - B    Company - A     Company - B      Core - A
                                        --------------  --------------  --------------  --------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $13,945,003     $5,689,348      $5,866,398      $4,966,937      $5,223,393
                                          -----------     ----------      ----------      ----------      ----------
Total Assets                              $13,945,003     $5,689,348      $5,866,398      $4,966,937      $5,223,393
                                          ===========     ==========      ==========      ==========      ==========
NET ASSETS:
Contracts in accumulation                 $13,900,357     $5,689,348      $5,866,398      $4,966,937      $5,213,015
Contracts in payout (annuitization)            44,646                                                         10,378
                                          -----------     ----------      ----------      ----------      ----------
Total net assets                          $13,945,003     $5,689,348      $5,866,398      $4,966,937      $5,223,393
                                          ===========     ==========      ==========      ==========      ==========
Units outstanding                           1,476,977        413,029         379,283         334,932         307,959
                                          ===========     ==========      ==========      ==========      ==========
Unit value (in accumulation)              $      9.44     $    13.77      $    15.47      $    14.83      $    16.96
                                          ===========     ==========      ==========      ==========      ==========

                                        International                             Real Estate     Real Estate
                                           Core - B     Value - A    Value - B  Securities - A  Securities - B
                                        -------------  -----------  ----------  --------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                 $3,122,997   $12,458,196  $4,785,628    $11,138,143     $15,580,397
                                          ----------   -----------  ----------    -----------     -----------
Total Assets                              $3,122,997   $12,458,196  $4,785,628    $11,138,143     $15,580,397
                                          ==========   ===========  ==========    ===========     ===========
NET ASSETS:
Contracts in accumulation                 $3,122,997   $12,453,627  $4,785,628    $11,131,624     $15,580,397
Contracts in payout (annuitization)                          4,569                      6,519
                                          ----------   -----------  ----------    -----------     -----------
Total net assets                          $3,122,997   $12,458,196  $4,785,628    $11,138,143     $15,580,397
                                          ==========   ===========  ==========    ===========     ===========
Units outstanding                            159,184       471,644     249,611        296,380         503,126
                                          ==========   ===========  ==========    ===========     ===========
Unit value (in accumulation)              $    19.62   $     26.41  $    19.17    $     37.58     $     30.97
                                          ==========   ===========  ==========    ===========     ===========

                                           High        High         Lifestyle       Lifestyle     Lifestyle
                                         Yield - A   Yield - B   Aggressive - A  Aggressive - B   Growth - A
                                        ----------  -----------  --------------  --------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                               $8,973,774  $11,892,705    $5,389,730    $58,043,905     $34,748,092
                                        ----------  -----------    ----------    -----------     -----------
Total Assets                            $8,973,774  $11,892,705    $5,389,730    $58,043,905     $34,748,092
                                        ==========  ===========    ==========    ===========     ===========
NET ASSETS:
Contracts in accumulation               $8,964,151  $11,887,898    $5,389,730    $58,043,905     $34,748,092
Contracts in payout (annuitization)          9,623        4,807
                                        ----------  -----------    ----------    -----------     -----------
Total net assets                        $8,973,774  $11,892,705    $5,389,730    $58,043,905     $34,748,092
                                        ==========  ===========    ==========    ===========     ===========
Units outstanding                          576,074      693,917       319,879      3,105,824       1,922,170
                                        ==========  ===========    ==========    ===========     ===========
Unit value (in accumulation)            $    15.58  $     17.14    $    16.85    $     18.69     $     18.08
                                        ==========  ===========    ==========    ===========     ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                          Lifestyle     Lifestyle     Lifestyle    Life style    Lifestyle
                                         Growth - B   Balanced - A  Balanced - B  Moderate - A  Moderate - B
                                        ------------  ------------  ------------  ------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                               $707,068,757   $56,071,367  $636,830,827   $27,295,247  $171,943,264
                                        ------------   -----------  ------------   -----------  ------------
Total Assets                            $707,068,757   $56,071,367  $636,830,827   $27,295,247  $171,943,264
                                        ============   ===========  ============   ===========  ============
NET ASSETS:
Contracts in accumulation               $706,904,310   $56,026,307  $636,830,827   $27,295,247  $171,943,264
Contracts in payout (annuitization)          164,447        45,060
                                        ------------   -----------  ------------   -----------  ------------
Total net assets                        $707,068,757   $56,071,367  $636,830,827   $27,295,247  $171,943,264
                                        ============   ===========  ============   ===========  ============
Units outstanding                         39,974,250     2,968,742    36,438,509     1,516,621    10,417,109
                                        ============   ===========  ============   ===========  ============
Unit value (in accumulation)            $      17.69   $     18.89  $      17.48   $     18.00  $      16.51
                                        ============   ===========  ============   ===========  ============

                                           Lifestyle          Lifestyle     Small Company  Small Company  International
                                        Conservative - A  Conservative - B    Value - A      Value - B      Value - A
                                        ----------------  ----------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                  $15,451,134       $69,236,484     $11,305,636    $22,490,017    $19,989,547
                                           -----------       -----------     -----------    -----------    -----------
Total Assets                               $15,451,134       $69,236,484     $11,305,636    $22,490,017    $19,989,547
                                           ===========       ===========     ===========    ===========    ===========
NET ASSETS:
Contracts in accumulation                  $15,451,134       $69,236,484     $11,305,636    $22,490,017    $19,985,669
Contracts in payout (annuitization)                                                                               3,878
                                           -----------       -----------     -----------    -----------    -----------
Total net assets                           $15,451,134       $69,236,484     $11,305,636    $22,490,017    $19,989,547
                                           ===========       ===========     ===========    ===========    ===========
Units outstanding                              855,575         4,437,341         468,226      1,133,762        988,293
                                           ===========       ===========     ===========    ===========    ===========
Unit value (in accumulation)               $     18.06       $     15.60     $     24.15    $     19.84    $     20.23
                                           ===========       ===========     ===========    ===========    ===========

                                        International
                                          Value - B    Total Return - A  Total Return - B  U.S. Large Cap - A  U.S. Large Cap - B
                                        -------------  ----------------  ----------------  ------------------  ------------------
ASSETS
Investments in shares of portfolios at
   value:                                $23,439,980      $29,476,396       $31,877,437        $14,499,019         $12,561,262
                                         -----------      -----------       -----------        -----------         -----------
Total Assets                             $23,439,980      $29,476,396       $31,877,437        $14,499,019         $12,561,262
                                         ===========      ===========       ===========        ===========         ===========
NET ASSETS:
Contracts in accumulation                $23,439,980      $29,442,725       $31,877,437        $14,499,019         $12,561,262
Contracts in payout (annuitization)                            33,671
                                         -----------      -----------       -----------        -----------         -----------
Total net assets                         $23,439,980      $29,476,396       $31,877,437        $14,499,019         $12,561,262
                                         ===========      ===========       ===========        ===========         ===========
Units outstanding                          1,023,166        1,760,340         2,196,259            977,700             784,347
                                         ===========      ===========       ===========        ===========         ===========
Unit value (in accumulation)             $     22.91      $     16.74       $     14.51        $     14.83         $     16.01
                                         ===========      ===========       ===========        ===========         ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                          Mid Cap      Mid Cap        Global          Global        Dynamic
                                         Stock - A    Stock - B   Allocation - A  Allocation - B  Growth - A
                                        -----------  -----------  --------------  --------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                               $19,508,037  $20,874,772    $2,640,763     $17,185,220     $4,168,025
                                        -----------  -----------    ----------     -----------     ----------
Total Assets                            $19,508,037  $20,874,772    $2,640,763     $17,185,220     $4,168,025
                                        ===========  ===========    ==========     ===========     ==========
NET ASSETS:
Contracts in accumulation               $19,508,037  $20,874,772    $2,640,763     $17,185,220     $4,168,025
Contracts in payout (annuitization)
                                        -----------  -----------    ----------     -----------     ----------
Total net assets                        $19,508,037  $20,874,772    $2,640,763     $17,185,220     $4,168,025
                                        ===========  ===========    ==========     ===========     ==========
Units outstanding                         1,177,671    1,015,920       210,352       1,089,529        716,782
                                        ===========  ===========    ==========     ===========     ==========
Unit value (in accumulation)            $     16.56  $     20.55    $    12.55     $     15.77     $     5.81
                                        ===========  ===========    ==========     ===========     ==========

                                                     Total Stock  Total Stock
                                          Dynamic   Market Index  Market Index
                                        Growth - B       A              B       500 Index - A  500 Index - B
                                        ----------  ------------  ------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                               $2,795,510   $1,820,509    $7,113,974    $8,946,418     $18,635,642
                                        ----------   ----------    ----------    ----------     -----------
Total Assets                            $2,795,510   $1,820,509    $7,113,974    $8,946,418     $18,635,642
                                        ==========   ==========    ==========    ==========     ===========
NET ASSETS:
Contracts in accumulation               $2,795,510   $1,820,509    $7,113,974    $8,946,418     $18,635,642
Contracts in payout (annuitization)
                                        ----------   ----------    ----------    ----------     -----------
Total net assets                        $2,795,510   $1,820,509    $7,113,974    $8,946,418     $18,635,642
                                        ==========   ==========    ==========    ==========     ===========
Units outstanding                          168,083      142,866       423,681       752,204       1,168,020
                                        ==========   ==========    ==========    ==========     ===========
Unit value (in accumulation)            $    16.63   $    12.74    $    16.79    $    11.89     $     15.95
                                        ==========   ==========    ==========    ==========     ===========

                                          Mid Cap     Mid Cap     Small Cap    Small Cap       Capital
                                        Index - A    Index - B    Index - A    Index - B  Appreciation - A
                                        ----------  -----------  -----------  ----------  ----------------
ASSETS
Investments in shares of portfolios at
   value:                               $2,584,111  $10,240,430   $1,515,233  $6,336,060     $13,948,542
                                        ----------  -----------   ----------  ----------     -----------
Total Assets                            $2,584,111  $10,240,430   $1,515,233  $6,336,060     $13,948,542
                                        ==========  ===========   ==========  ==========     ===========
NET ASSETS:
Contracts in accumulation               $2,584,111  $10,240,430   $1,515,233  $6,336,060     $13,948,542
Contracts in payout (annuitization)
                                        ----------  -----------   ----------  ----------     -----------
Total net assets                        $2,584,111  $10,240,430   $1,515,233  $6,336,060     $13,948,542
                                        ==========  ===========   ==========  ==========     ===========
Units outstanding                          133,983      573,750       85,006     341,731       1,496,412
                                        ==========  ===========   ==========  ==========     ===========
Unit value (in accumulation)            $    19.29  $     17.85   $    17.83  $    18.54     $      9.32
                                        ==========  ===========   ==========  ==========     ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                             Capital         Health        Health       Financial     Financial
                                        Appreciation - B  Sciences - A  Sciences - B  Services - A  Services - B
                                        ----------------  ------------  ------------  ------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                  $12,653,702     $4,022,386    $8,396,603    $3,472,031     $5,827,535
                                           -----------     ----------    ----------    ----------     ----------
Total Assets                               $12,653,702     $4,022,386    $8,396,603    $3,472,031     $5,827,535
                                           ===========     ==========    ==========    ==========     ==========
NET ASSETS:
Contracts in accumulation                  $12,653,702     $4,022,386    $8,396,603    $3,472,031     $5,827,535
Contracts in payout (annuitization)
                                           -----------     ----------    ----------    ----------     ----------
Total net assets                           $12,653,702     $4,022,386    $8,396,603    $3,472,031     $5,827,535
                                           ===========     ==========    ==========    ==========     ==========
Units outstanding                              868,259        233,208       451,917       199,320        309,288
                                           ===========     ==========    ==========    ==========     ==========
Unit value (in accumulation)               $     14.57     $    17.25    $    18.58    $    17.42     $    18.84
                                           ===========     ==========    ==========    ==========     ==========

                                        Quantitative Mid  Quantitative Mid    All Cap     All Cap
                                             Cap - A          Cap - B        Value - A   Value - B  Utilities - A
                                        ----------------  ----------------  ----------  ----------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                   $473,133         $1,111,143     $3,882,934  $8,774,689    $5,351,150
                                            --------         ----------     ----------  ----------    ----------
Total Assets                                $473,133         $1,111,143     $3,882,934  $8,774,689    $5,351,150
                                            ========         ==========     ==========  ==========    ==========
NET ASSETS:
Contracts in accumulation                   $473,133         $1,111,143     $3,882,934  $8,774,689    $5,351,150
Contracts in payout (annuitization)
                                            --------         ----------     ----------  ----------    ----------
Total net assets                            $473,133         $1,111,143     $3,882,934  $8,774,689    $5,351,150
                                            ========         ==========     ==========  ==========    ==========
Units outstanding                             33,937             62,862        242,555     514,050       307,337
                                            ========         ==========     ==========  ==========    ==========
Unit value (in accumulation)                $  13.94         $    17.68     $    16.01  $    17.07    $    17.41
                                            ========         ==========     ==========  ==========    ==========

                                                         Mid Cap      Mid Cap    Fundamental  Fundamental
                                        Utilities - B   Value - A    Value - B    Value - A    Value - B
                                        -------------  -----------  -----------  -----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                 $7,562,389   $10,450,341  $24,092,484   $9,076,447  $36,931,857
                                          ----------   -----------  -----------   ----------  -----------
Total Assets                              $7,562,389   $10,450,341  $24,092,484   $9,076,447  $36,931,857
                                          ==========   ===========  ===========   ==========  ===========
NET ASSETS:
Contracts in accumulation                 $7,562,389   $10,431,335  $24,092,484   $9,076,447  $36,931,857
Contracts in payout (annuitization)                         19,006
                                          ----------   -----------  -----------   ----------  -----------
Total net assets                          $7,562,389   $10,450,341  $24,092,484   $9,076,447  $36,931,857
                                          ==========   ===========  ===========   ==========  ===========
Units outstanding                            284,084       513,445    1,254,692      560,424    2,101,067
                                          ==========   ===========  ===========   ==========  ===========
Unit value (in accumulation)              $    26.62   $     20.35  $     19.20   $    16.20  $     17.58
                                          ==========   ===========  ===========   ==========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                         Emerging      Natural     Quantitative   Large Cap     Small Cap
                                        Growth - B  Resources - B   All Cap - B  Value - B   Opportunities A
                                        ----------  -------------  ------------  ----------  ---------------
ASSETS
Investments in shares of portfolios at
   value:                               $1,425,855   $14,263,906     $524,053    $8,694,438     $3,977,136
                                        ----------   -----------     --------    ----------     ----------
Total Assets                            $1,425,855   $14,263,906     $524,053    $8,694,438     $3,977,136
                                        ==========   ===========     ========    ==========     ==========
NET ASSETS:
Contracts in accumulation               $1,425,855   $14,263,906     $524,053    $8,694,438     $3,977,136
Contracts in payout (annuitization)
                                        ----------   -----------     --------    ----------     ----------
Total net assets                        $1,425,855   $14,263,906     $524,053    $8,694,438     $3,977,136
                                        ==========   ===========     ========    ==========     ==========
Units outstanding                           72,550       389,272       24,965       356,215        161,169
                                        ==========   ===========     ========    ==========     ==========
Unit value (in accumulation)            $    19.65   $     36.64     $  20.99    $    24.41     $    24.68
                                        ==========   ===========     ========    ==========     ==========

                                            Small Cap                         Real Return       American        American
                                        Opportunities - B  Special Value - B    Bond - B   International - B   Growth - B
                                        -----------------  -----------------  -----------  -----------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                   $8,806,545          $734,563      $10,855,118     $94,938,637     $160,868,508
                                            ----------          --------      -----------     -----------     ------------
Total Assets                                $8,806,545          $734,563      $10,855,118     $94,938,637     $160,868,508
                                            ==========          ========      ===========     ===========     ============
NET ASSETS:
Contracts in accumulation                   $8,806,545          $734,563      $10,855,118     $94,938,637     $160,868,508
Contracts in payout (annuitization)
                                            ----------          --------      -----------     -----------     ------------
Total net assets                            $8,806,545          $734,563      $10,855,118     $94,938,637     $160,868,508
                                            ==========          ========      ===========     ===========     ============
Units outstanding                              359,558            35,319          796,645       3,719,089        7,987,934
                                            ==========          ========      ===========     ===========     ============
Unit value (in accumulation)                $    24.49          $  20.80      $     13.63     $     25.53     $      20.14
                                            ==========          ========      ===========     ===========     ============

                                         American Blue Chip       American        American   American Century-   PIMCO VIT
                                        Income & Growth - B  Growth-Income - B    Bond - B    Small Company      All Asset
                                        -------------------  -----------------  -----------  -----------------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                   $20,894,226         $142,470,165    $74,051,885      $279,833       $4,791,554
                                            -----------         ------------    -----------      --------       ----------
Total Assets                                $20,894,226         $142,470,165    $74,051,885      $279,833       $4,791,554
                                            ===========         ============    ===========      ========       ==========
NET ASSETS:

Contracts in accumulation                   $20,894,226         $142,470,165    $74,051,885      $279,833       $4,791,554
Contracts in payout (annuitization)
                                            -----------         ------------    -----------      --------       ----------
Total net assets                            $20,894,226         $142,470,165    $74,051,885      $279,833       $4,791,554
                                            ===========         ============    ===========      ========       ==========
Units outstanding                             1,055,102            7,484,418      5,696,893        17,140          322,832
                                            ===========         ============    ===========      ========       ==========
Unit value (in accumulation)                $     19.80         $      19.04    $     13.00      $  16.33       $    14.84
                                            ===========         ============    ===========      ========       ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                                                               U.S. Global  U.S. Global
                                        LMFC Core   PIM Classic  Quantitative    Leaders      Leaders
                                        Equity - B   Value - B     Value - B    Growth - A   Growth - B
                                        ----------  -----------  ------------  -----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                               $6,529,884  $2,389,001     $191,308     $1,543,647   $3,911,188
                                        ----------  ----------     --------     ----------   ----------
Total Assets                            $6,529,884  $2,389,001     $191,308     $1,543,647   $3,911,188
                                        ==========  ==========     ========     ==========   ==========
NET ASSETS:
Contracts in accumulation               $6,529,884  $2,389,001     $191,308     $1,543,647   $3,911,188
Contracts in payout (annuitization)
                                        ----------  ----------     --------     ----------   ----------
Total net assets                        $6,529,884  $2,389,001     $191,308     $1,543,647   $3,911,188
                                        ==========  ==========     ========     ==========   ==========
Units outstanding                          425,444     142,588       10,319        119,228      301,704
                                        ==========  ==========     ========     ==========   ==========
Unit value (in accumulation)            $    15.35  $    16.75     $  18.54     $    12.95   $    12.96
                                        ==========  ==========     ========     ==========   ==========

                                                       John Hancock  John Hancock
                                        John Hancock  International  International
                                          Strategic       Equity         Equity
                                         Income - B     Index - A      Index - B    Active Bond - A  Active Bond - B
                                        ------------  -------------  -------------  ---------------  ---------------
ASSETS
Investments in shares of portfolios at
   value:                                $2,243,582     $1,708,421     $4,102,152      $8,599,561      $63,915,334
                                         ----------     ----------     ----------      ----------      -----------
Total Assets                             $2,243,582     $1,708,421     $4,102,152      $8,599,561      $63,915,334
                                         ==========     ==========     ==========      ==========      ===========
NET ASSETS:
Contracts in accumulation                $2,243,582     $1,708,421     $4,102,152      $8,599,561      $63,915,334
Contracts in payout (annuitization)
                                         ----------     ----------     ----------      ----------      -----------
Total net assets                         $2,243,582     $1,708,421     $4,102,152      $8,599,561      $63,915,334
                                         ==========     ==========     ==========      ==========      ===========
Units outstanding                           162,655         82,188        198,515         665,775        4,967,587
                                         ==========     ==========     ==========      ==========      ===========
Unit value (in accumulation)             $    13.79     $    20.79     $    20.66      $    12.92      $     12.87
                                         ==========     ==========     ==========      ==========      ===========

                                                        Independence        Marisco
                                        CGTC Overseas  Investment LLC    International     T Rowe Price  UBS Large
                                          Equity - B    Small Cap - B  Opportunities - B  Mid Value - B   Cap - B
                                        -------------  --------------  -----------------  -------------  ---------
ASSETS
Investments in shares of portfolios at
   value:                                  $820,248        $71,548         $3,092,105       $1,147,048    $149,863
                                           --------        -------         ----------       ----------    --------
Total Assets                               $820,248        $71,548         $3,092,105       $1,147,048    $149,863
                                           ========        =======         ==========       ==========    ========
NET ASSETS:
Contracts in accumulation                  $820,248        $71,548         $3,092,105       $1,147,048    $149,863
Contracts in payout (annuitization)
                                           --------        -------         ----------       ----------    --------
Total net assets                           $820,248        $71,548         $3,092,105       $1,147,048    $149,863
                                           ========        =======         ==========       ==========    ========
Units outstanding                            45,990          4,787            165,812           69,509       9,655
                                           ========        =======         ==========       ==========    ========
Unit value (in accumulation)               $  17.84        $ 14.95         $    18.65       $    16.50    $  15.52
                                           ========        =======         ==========       ==========    ========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                                   Wellington  Wellington
                                        U.S. High   Small Cap   Small Cap  Wells Capital       Index
                                        Yield - B  Growth - B  Value - B    Core Bond B   Allocation - B
                                        ---------  ----------  ----------  -------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                $286,200  $1,272,844  $2,179,610     $210,742      $13,000,554
                                         --------  ----------  ----------     --------      -----------
Total Assets                             $286,200  $1,272,844  $2,179,610     $210,742      $13,000,554
                                         ========  ==========  ==========     ========      ===========
NET ASSETS:
Contracts in accumulation                $286,200  $1,272,844  $2,179,610     $210,742      $13,000,554
Contracts in payout (annuitization)
                                         --------  ----------  ----------     --------      -----------
Total net assets                         $286,200  $1,272,844  $2,179,610     $210,742      $13,000,554
                                         ========  ==========  ==========     ========      ===========
Units outstanding                          20,699      72,325     131,783       16,571          967,096
                                         ========  ==========  ==========     ========      ===========
Unit value (in accumulation)             $  13.83  $    17.60  $    16.54     $  12.72      $     13.44
                                         ========  ==========  ==========     ========      ===========

                                         Large Cap  Scudder Capital  Scudder Global  Scudder Growth  Scudder Health
                                         Value - A     Growth - B     Discovery - B   & Income - B    Sciences - B
                                        ----------  ---------------  --------------  --------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                               $2,993,004     $7,913,455      $3,038,614      $4,286,788      $2,626,140
                                        ----------     ----------      ----------      ----------      ----------
Total Assets                            $2,993,004     $7,913,455      $3,038,614      $4,286,788      $2,626,140
                                        ==========     ==========      ==========      ==========      ==========
NET ASSETS:
Contracts in accumulation               $2,993,004     $7,913,455      $3,038,614      $4,286,788      $2,626,140
Contracts in payout (annuitization)
                                        ----------     ----------      ----------      ----------      ----------
Total net assets                        $2,993,004     $7,913,455      $3,038,614      $4,286,788      $2,626,140
                                        ==========     ==========      ==========      ==========      ==========
Units outstanding                          122,803        386,234          85,703         200,836         129,423
                                        ==========     ==========      ==========      ==========      ==========
Unit value (in accumulation)            $    24.37     $    20.49      $    35.46      $    21.34      $    20.29
                                        ==========     ==========      ==========      ==========      ==========

                                                                                                          Scudder Global
                                             Scudder       Scudder Mid Cap  Scudder Blue      Scudder          Blue
                                        International - B     Growth - B      Chip - B    Contrarian - B     Chip - B
                                        -----------------  ---------------  ------------  --------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                   $4,877,661        $1,659,543     $4,532,688     $4,743,244      $1,907,609
                                            ----------        ----------     ----------     ----------      ----------
Total Assets                                $4,877,661        $1,659,543     $4,532,688     $4,743,244      $1,907,609
                                            ==========        ==========     ==========     ==========      ==========
NET ASSETS:
Contracts in accumulation                   $4,877,661        $1,659,543     $4,532,688     $4,743,244      $1,907,609
Contracts in payout (annuitization)
                                            ----------        ----------     ----------     ----------      ----------
Total net assets                            $4,877,661        $1,659,543     $4,532,688     $4,743,244      $1,907,609
                                            ==========        ==========     ==========     ==========      ==========
Units outstanding                              181,134            68,644        193,560        212,865          63,735
                                            ==========        ==========     ==========     ==========      ==========
Unit value (in  accumulation)               $    26.93        $    24.18     $    23.42     $    22.28      $    29.93
                                            ==========        ==========     ==========     ==========      ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                            Scudder                        Scudder
                                          Government    Scudder High    International    Scudder Fixed  Scudder Money
                                        Securities - B   Income - B   Select Equity - B    Income - B     Market - B
                                        --------------  ------------  -----------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $3,118,524     $3,554,882       $3,733,980       $7,540,078     $3,172,913
                                          ----------     ----------       ----------       ----------     ----------
Total Assets                              $3,118,524     $3,554,882       $3,733,980       $7,540,078     $3,172,913
                                          ==========     ==========       ==========       ==========     ==========
NET ASSETS:
Contracts in accumulation                 $3,118,524     $3,554,882       $3,733,980       $7,540,078     $3,172,913
Contracts in payout (annuitization)
                                          ----------     ----------       ----------       ----------     ----------
Total net assets                          $3,118,524     $3,554,882       $3,733,980       $7,540,078     $3,172,913
                                          ==========     ==========       ==========       ==========     ==========
Units outstanding                            236,424        180,158          135,351          550,105        252,661
                                          ==========     ==========       ==========       ==========     ==========
Unit value (in accumulation)              $    13.19     $    19.73       $    27.59       $    13.71     $    12.56
                                          ==========     ==========       ==========       ==========     ==========

                                        Scudder Small    Scudder                  Scudder Davis    Scudder Dreman
                                             Cap       Technology  Scudder Total     Venture            High
                                          Growth - B   Growth - B  Return - B       Value - B    Return Equity - B
                                        -------------  ----------  -------------  -------------  -----------------
ASSETS
Investments in shares of portfolios at
   value:                                 $3,204,814   $1,573,653    $2,592,613     $7,462,622      $13,598,912
                                          ----------   ----------    ----------     ----------      -----------
Total Assets                              $3,204,814   $1,573,653    $2,592,613     $7,462,622      $13,598,912
                                          ==========   ==========    ==========     ==========      ===========
NET ASSETS:

Contracts in accumulation                 $3,204,814   $1,573,653    $2,592,613     $7,462,622      $13,598,912
Contracts in payout (annuitization)
                                          ----------   ----------    ----------     ----------      -----------
Total net assets                          $3,204,814   $1,573,653    $2,592,613     $7,462,622      $13,598,912
                                          ==========   ==========    ==========     ==========      ===========
Units outstanding                            146,523       69,450       146,794        313,853          524,163
                                          ==========   ==========    ==========     ==========      ===========
Unit value (in accumulation)              $    21.87   $    22.66    $    17.66     $    23.78      $     25.94
                                          ==========   ==========    ==========     ==========      ===========

                                           Scudder     Scudder Janus   Scudder Turner                  Scudder
                                         Dreman Small     Growth &        Mid Cap      Scudder Real  Strategic
                                        Cap Value - B    Income - B   Growth - B (20)   Estate - B   Income - B
                                        -------------  -------------  ---------------  ------------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                 $6,209,295     $2,177,259      $2,514,672     $5,127,427   $2,498,289
                                          ----------     ----------      ----------     ----------   ----------
Total Assets                              $6,209,295     $2,177,259      $2,514,672     $5,127,427   $2,498,289
                                          ==========     ==========      ==========     ==========   ==========
NET ASSETS:

Contracts in accumulation                 $6,209,295     $2,177,259      $2,514,672     $5,127,427   $2,498,289
Contracts in payout (annuitization)
                                          ----------     ----------      ----------     ----------   ----------
Total net assets                          $6,209,295     $2,177,259      $2,514,672     $5,127,427   $2,498,289
                                          ==========     ==========      ==========     ==========   ==========
Units outstanding                            199,185        102,729          99,209        176,423      171,984
                                          ==========     ==========      ==========     ==========   ==========
Unit value (in accumulation)              $    31.17     $    21.19      $    25.35     $    29.06   $    14.53
                                          ==========     ==========      ==========     ==========   ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                                DECEMBER 31, 2006

                                         Scudde Modera  Scudder Conservative  Scudder Growth                    Scudder Equity 500
                                        Allocation - B      Allocation - B    Allocation - B  Scudder Bond - B      Index - B
                                        --------------  --------------------  --------------  ----------------  ------------------
ASSETS
Investments in shares of portfolios at
   value:                                 26,278,906         $9,026,528         $35,349,837      $507,024           $8,244,994
                                          ----------         ----------         -----------      --------           ----------
Total Assets                              26,278,906         $9,026,528         $35,349,837      $507,024           $8,244,994
                                          ==========         ==========         ===========      ========           ==========
NET ASSETS:
Contracts in accumulation                 26,278,906         $9,026,528         $35,349,837      $507,024           $8,244,994
Contracts in payout (annuitization)
                                          ----------         ----------         -----------      --------           ----------
Total net assets                          26,278,906         $9,026,528         $35,349,837      $507,024           $8,244,994
                                          ==========         ==========         ===========      ========           ==========
Units outstanding                          1,729,500            620,609           2,231,087        39,469              372,391
                                          ==========         ==========         ===========      ========           ==========
Unit value (in accumulation)              $    15.19         $    14.54         $     15.84      $  12.85           $    22.14
                                          ==========         ==========         ===========      ========           ==========

                                                        Alger American  Credit Suisse  Credit Suisse Global  Dreyfus Socially
                                        Alger American    Leveraged       Emerging         Post Venture        Responsible
                                         Balanced - B    Cap  All - B    Markets - B       Capital - B         Growth - B
                                        --------------  --------------  -------------  --------------------  ----------------
ASSETS
Investments in shares of portfolios at
   value:                                 $3,689,737      $ 1,697,665    $ 2,016,715          $467,199           $302,623
                                          ----------      -----------    -----------          --------           --------
Total Assets                              $3,689,737      $ 1,697,665    $ 2,016,715          $467,199           $302,623
                                          ==========      ===========    ===========          ========           ========
NET ASSETS:
Contracts in accumulation                 $3,689,737      $ 1,697,665    $ 2,016,715          $467,199           $302,623
Contracts in payout (annuitization)
                                          ----------      -----------    -----------          --------           --------
Total net assets                          $3,689,737      $ 1,697,665    $ 2,016,715          $467,199           $302,623
                                          ==========      ===========    ===========          ========           ========
Units outstanding                         $  219,460           72,889         53,280            16,017             15,642
                                          ==========      ===========    ===========          ========           ========
Unit value (in accumulation)              $    16.81      $     23.29    $     37.85          $  29.17           $  19.35
                                          ==========      ===========    ===========          ========           ========

                                        Dreyfus VIF  Mid Cap
                                             Stock - B        AIM VI Utilities - B      Total
                                        --------------------  --------------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                    $5,134,681           $1,592,451        $3,763,342,289
                                             ----------           ----------        --------------
Total Assets                                 $5,134,681           $1,592,451        $3,763,342,289
                                             ==========           ==========        ==============
NET ASSETS:
Contracts in accumulation                    $5,134,681           $1,592,451        $3,762,789,816
Contracts in payout (annuitization)          $                                             552,473
                                             ----------           ----------        --------------
Total net assets                             $5,134,681           $1,592,451        $3,763,342,289
                                             ==========           ==========        ==============
Units outstanding                            $  224,468               58,181           211,722,434
                                             ==========           ==========        ==============
Unit value (in accumulation)                 $    22.87           $    27.37        $        17.77
                                             ==========           ==========        ==============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
          STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      -------------------------------------------------
                                                              Strategic                 Strategic
                                                           Opportunities- A         Opportunities- B
                                                      -------------------------  ----------------------
                                                          2006         2005         2006        2005
                                                      -----------  ------------  ----------  ----------
Income:
   Dividends                                          $     3,307  $   133,746   $       --  $    4,099
Expenses:
   Mortality and expense risk and administration
   charges                                                400,314       431,557      24,460      24,314
                                                      -----------  ------------  ----------  ----------
Net investment income (loss)                             (397,007)     (297,811)    (24,460)    (20,215)
Net realized gain (loss)                               (2,708,729)   (4,714,536)    121,697      80,205
Unrealized appreciation (depreciation) during the
period                                                  5,859,222     7,218,004      57,082      70,484
                                                      -----------  ------------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         2,753,486     2,205,657     154,319     130,474
Changes from principal transactions:
   Purchase payments                                      135,994       176,638     121,839      83,550
   Transfers between sub-accounts and the
   company                                             (1,965,543)   (1,644,159)    (52,062)    (56,364)
   Withdrawals                                         (4,133,018)   (4,743,472)   (288,754)    (89,219)
   Annual contract fee                                    (18,809)      (20,945)     (5,052)     (5,249)
                                                      -----------  ------------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (5,981,376)   (6,231,938)   (224,029)    (67,282)
                                                      -----------  ------------  ----------  ----------
Total increase (decrease) in contract owners' equity   (3,227,890)   (4,026,281)    (69,710)     63,192
Contract owners' equity at beginning of period         29,104,440   33,130,721    1,658,697   1,595,505
                                                      -----------  ------------  ----------  ----------
Contract owners' equity at end of period              $25,876,550  $29,104,440   $1,588,987  $1,658,697
                                                      ===========  ============  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY- (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      --------------------------------------------------
                                                         Investment Quality        Investment Quality
                                                               Bond-A                    Bond-B
                                                      ------------------------- ------------------------
                                                         2006          2005        2006          2005
                                                      -----------  -----------  ----------  ------------
Income:
   Dividends                                          $   786,622  $   911,979  $ 1,256,389  $   367,207
Expenses:
   Mortality and expense risk and administration
   charges                                                191,960      239,369      370,548      156,317
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              594,662      672,610      885,841      210,890
Net realized gain (loss)                                  (64,491)     117,725     (289,583)     (45,972)
Unrealized appreciation (depreciation) during the
period                                                   (324,384)    (686,326)    (153,022)    (126,136)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           205,787      104,009      443,236       38,782
Changes from principal transactions:
   Purchase payments                                       69,990       19,055    8,556,306    9,271,994
   Transfers between sub-accounts and the
   company                                               (353,482)    (772,202)   2,236,077    1,259,426
   Withdrawals                                         (2,225,802)  (2,667,910)  (1,350,366)    (783,094)
   Annual contract fee                                     (5,816)      (6,848)     (18,615)     (12,328)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (2,515,110)  (3,427,905)   9,423,402    9,735,998
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (2,309,323)  (3,323,896)   9,866,638    9,774,780
Contract owners' equity at beginning of period         13,703,776   17,027,672   17,006,851    7,232,071
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $11,394,453  $13,703,776  $26,873,489  $17,006,851
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ----------------------------------------------------
                                                           U.S. Core - A (1)           U.S. Core - B (1)
                                                      --------------------------  -------------------------
                                                          2006          2005          2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $  9,198,975  $  3,098,239  $ 1,510,631  $   497,345
Expenses:
   Mortality and expense risk and administration
   charges                                               1,016,164     1,249,156      194,586      243,518
                                                      ------------  -----------   -----------  -----------
Net investment income (loss)                             8,182,811     1,849,083    1,316,045      253,827
Net realized gain (loss)                                (5,852,206)   (6,517,241)     512,294      940,101
Unrealized appreciation (depreciation) during the
period                                                   2,549,706     4,929,380     (977,652)  (1,153,758)
                                                      ------------  -----------   -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          4,880,311       261,222      850,687       40,170
Changes from principal transactions:
   Purchase payments                                       557,071       540,933      383,179      726,830
   Transfers between sub-accounts and the
   company                                              (3,722,485)   (6,884,561)  (2,361,116)  (1,726,620)
   Withdrawals                                         (11,545,316)  (13,210,155)  (1,153,353)  (1,019,244)
   Annual contract fee                                     (42,625)      (53,676)     (27,701)     (36,719)
                                                      ------------  -----------   -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (14,753,355)  (19,607,459)  (3,158,991)  (2,055,753)
                                                      -----------   -----------   -----------  -----------
Total increase (decrease) in contract owners' equity    (9,873,044)  (19,346,237)  (2,308,304)  (2,015,583)

Contract owners' equity at beginning of period          75,793,916    95,140,153   14,347,555   16,363,138
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $ 65,920,872  $ 75,793,916  $12,039,251  $14,347,555
                                                      ============  ============  ===========  ===========

(1) On May 1, 2006, the Growth & Income sub-account was renamed U.S. Core sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------
                                                         Blue Chip Growth- A        Blue Chip Growth- B
                                                      -------------------------  ------------------------
                                                          2006          2005         2006        2005
                                                      -----------  ------------  -----------  -----------
Income:
   Dividends                                          $   100,180  $    223,479  $     7,096  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                                692,848       790,145      330,255      292,134
                                                      -----------  ------------  -----------  -----------
Net investment income (loss)                             (592,668)     (566,666)    (323,159)    (292,134)
Net realized gain (loss)                                 (771,782)   (1,814,466)   1,117,163      616,879
Unrealized appreciation (depreciation) during the
period                                                  4,849,621     4,263,555      724,698      561,605
                                                      -----------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         3,485,171     1,882,423    1,518,702      886,350
Changes from principal transactions:
   Purchase payments                                      447,640       352,740    1,488,206    5,386,270
   Transfers between sub-accounts and the
   company                                             (2,001,130)   (3,716,010)  (1,244,572)    (125,938)
   Withdrawals                                         (7,723,488)   (7,214,574)  (1,886,091)    (563,694)
   Annual contract fee                                    (28,795)      (33,759)     (36,756)     (31,901)
                                                      -----------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (9,305,773)  (10,611,603)  (1,679,213)   4,664,737
                                                      -----------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity   (5,820,602)   (8,729,180)    (160,511)   5,551,087
Contract owners' equity at beginning of period         51,219,468    59,948,648   21,253,198   15,702,111
                                                      -----------  ------------  -----------  -----------
Contract owners' equity at end of period              $45,398,866  $ 51,219,468  $21,092,687  $21,253,198
                                                      ===========  ============  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY- (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------
                                                           Money Market- A              Money Market- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      ------------ -----------  -----------  -----------
Income:
   Dividends                                          $ 1,271,165  $   722,403  $ 1,303,975  $   513,522
Expenses:
   Mortality and expense risk and administration
   charges                                                447,589      423,826      507,287      347,456
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              823,576      298,577      796,688      166,066
Net realized gain (loss)                                     (856)    (157,668)     (15,011)     151,156
Unrealized appreciation (depreciation) during the
period                                                          0            0            0            0
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           822,720      140,909      781,677       317,222
Changes from principal transactions:
   Purchase payments                                    1,091,589      783,956    7,581,160    6,023,309
   Transfers between sub-accounts and the
   company                                             (6,233,891)   3,701,684   11,594,710      876,816
   Withdrawals                                           (684,001)  (4,550,729)  (7,561,269)  (5,682,075)
   Annual contract fee                                    (18,346)     (16,225)     (55,615)     (51,214)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (5,844,649)     (81,314)  11,558,986    1,166,836
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (5,021,929)      59,595   12,340,663    1,484,058
Contract owners' equity at beginning of period         29,896,750   29,837,155   21,020,411   19,536,353
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $24,874,821  $29,896,750  $33,361,074  $21,020,411
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                         Global Trust- A (2)      Global Trust- B (2)
                                                      ------------------------  ----------------------
                                                          2006         2005        2006        2005
                                                      -----------  -----------  ----------  ----------
Income:
   Dividends                                          $   290,111  $   314,018  $   48,207  $   35,881
Expenses:
   Mortality and expense risk and administration
   charges                                                309,808      337,487      67,306      49,691
                                                      -----------  -----------  ----------  ----------
Net investment income (loss)                              (19,697)     (23,469)    (19,099)    (13,810)
Net realized gain (loss)                                  291,383   (1,214,468)    177,777     139,434
Unrealized appreciation (depreciation) during the
period                                                  3,432,914    3,273,900     570,776     182,069
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         3,704,600    2,035,963     729,454     307,693
Changes from principal transactions:
   Purchase payments                                       84,395      131,528     331,707     381,992
   Transfers between sub-accounts and the
   company                                               (402,013)    (675,702)    (32,401)  1,000,125
   Withdrawals                                         (2,867,350)  (6,044,411)   (128,590)   (111,747)
   Annual contract fee                                    (13,171)     (14,211)    (13,181)     (9,676)
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (3,198,139)  (6,602,796)    157,535   1,260,694
                                                      -----------  -----------  ----------  ----------
Total increase (decrease) in contract owners' equity      506,461   (4,566,833)    886,989   1,568,387
Contract owners' equity at beginning of period         21,566,916   26,133,749   3,839,258   2,270,871
                                                      -----------  -----------  ----------  ----------
Contract owners' equity at end of period              $22,073,377  $21,566,916  $4,726,247  $3,839,258
                                                      ===========  ===========  ==========  ==========

(2) On May 1, 2006, the Global Equity sub-account was renamed Global Trust sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                           Global Bond- A            Global Bond- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   77,389   $  386,525   $   149,501  $   417,351
Expenses:
   Mortality and expense risk and administration
   charges                                                90,132      102,611       211,561      141,124
                                                      ----------   ----------   -----------  -----------
Net investment income (loss)                             (12,743)     283,914       (62,060)     276,227
Net realized gain (loss)                                  71,233      118,004        (9,680)      75,621
Unrealized appreciation (depreciation) during the
period                                                   154,768     (973,363)      484,854   (1,093,236)
                                                      ----------   ----------   -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          213,258     (571,445)      413,114     (741,388)
Changes from principal transactions:
   Purchase payments                                      15,399       40,389     4,774,187    2,833,616
   Transfers between sub-accounts and the
   company                                                81,480      446,490     2,441,238      403,235
   Withdrawals                                          (783,135)    (843,093)     (560,821)    (326,660)
   Annual contract fee                                    (3,363)      (3,809)      (15,520)     (14,303)
                                                      ----------   ----------   -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (689,619)    (360,023)    6,639,084    2,895,888
                                                      ----------   ----------   -----------  -----------
Total increase (decrease) in contract owners' equity    (476,361)    (931,468)    7,052,198    2,154,500
Contract owners' equity at beginning of period         6,327,812    7,259,280    10,257,363    8,102,863
                                                      ----------   ----------   -----------  -----------
Contract owners' equity at end of period              $5,851,451   $6,327,812   $17,309,561  $10,257,363
                                                      ==========   ==========   ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                              Sub-Account
                                                      ----------------------------------------------------------
                                                      U.S. Government Securities-A  U.S. Government Securities-B
                                                      ----------------------------  ----------------------------
                                                            2006         2005             2006         2005
                                                        -----------  -----------      -----------  -----------
Income:
   Dividends                                            $ 1,062,392  $   948,285      $   594,087  $   460,965
Expenses:
   Mortality and expense risk and administration
   charges                                                  332,964      395,776          212,424      240,834
                                                        -----------  -----------      -----------  -----------
Net investment income (loss)                                729,428      552,509          381,663      220,131
Net realized gain (loss)                                   (192,707)    (159,373)        (185,571)     (88,048)
Unrealized appreciation (depreciation) during the
period                                                       73,234     (396,915)         137,648     (141,987)
                                                        -----------  -----------      -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                             609,955       (3,779)         333,740       (9,904)
Changes from principal transactions:
   Purchase payments                                        135,557      248,583          523,225      704,179
   Transfers between sub-accounts and the
   company                                                 (912,037)  (1,956,645)      (1,019,960)  (1,350,039)
   Withdrawals                                           (3,081,280)  (3,762,882)      (2,053,816)    (889,150)
   Annual contract fee                                       (7,573)      (9,937)         (19,891)     (23,183)
                                                        -----------  -----------      -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (3,865,333)  (5,480,881)      (2,570,442)  (1,558,193)
                                                        -----------  -----------      -----------  -----------
Total increase (decrease) in contract owners' equity     (3,255,378)  (5,484,660)      (2,236,702)  (1,568,097)
Contract owners' equity at beginning of period           22,794,777   28,279,437       13,188,411   14,756,508
                                                        -----------  -----------      -----------  -----------
Contract owners' equity at end of period                $19,539,399  $22,794,777      $10,951,709  $13,188,411
                                                        ===========  ===========      ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                         Income & Value- A          Income & Value- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   420,959  $   387,895  $   197,808  $   151,823
Expenses:
   Mortality and expense risk and administration
   charges                                                300,022      335,274      175,021      164,485
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              120,937       52,621       22,787      (12,662)
Net realized gain (loss)                                  483,238     (314,934)     423,489      261,408
Unrealized appreciation (depreciation) during the
period                                                    753,849    1,003,673      255,973       98,435
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,358,024      741,360      702,249      347,181
Changes from principal transactions:
   Purchase payments                                      221,303       93,661      581,860      669,212
   Transfers between sub-accounts and the
   company                                               (158,180)  (1,232,708)    (403,628)      76,800
   Withdrawals                                         (3,627,008)  (3,288,229)    (804,844)    (234,066)
   Annual contract fee                                    (12,217)     (14,024)     (34,864)     (31,018)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (3,576,102)  (4,441,300)    (661,476)     480,928
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (2,218,078)  (3,699,940)      40,773      828,109
Contract owners' equity at beginning of period         21,608,398   25,308,338   10,814,588    9,986,479
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $19,390,320  $21,608,398  $10,855,361  $10,814,588
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                       Large Cap Growth- A (3)    Large Cap Growth- B (3)
                                                      ----------------------------------------------------
                                                          2006          2005         2006          2005
                                                      ------------  -----------  ------------  -----------
Income:
   Dividends                                          $     57,780  $   130,806  $     16,375  $    73,944
Expenses:
   Mortality and expense risk and administration
   charges                                                  76,660      259,241        63,833      205,957
                                                      ------------  -----------  ------------  -----------
Net investment income (loss)                               (18,880)    (128,435)      (47,458)    (132,013)
Net realized gain (loss)                                   593,464     (909,418)    1,587,609      565,104
Unrealized appreciation (depreciation) during the
period                                                    (284,825)     746,555    (1,321,430)    (643,953)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                            289,759     (291,298)      218,721     (210,862)
Changes from principal transactions:
   Purchase payments                                        18,272      143,545       318,565    1,026,996
   Transfers between sub-accounts and the
   company                                             (15,273,652)    (855,934)  (12,346,823)    (848,475)
   Withdrawals                                            (760,944)  (2,272,989)     (780,868)    (791,960)
   Annual contract fee                                      (4,565)     (11,438)      (18,583)     (43,565)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (16,020,889)  (2,996,816)  (12,827,709)    (657,004)
                                                      ------------  -----------  ------------  -----------
Total increase (decrease) in contract owners' equity   (15,731,130)  (3,288,114)  (12,608,988)    (867,866)
Contract owners' equity at beginning of period          15,731,130   19,019,244    12,608,988   13,476,854
                                                      ------------  -----------  ------------  -----------
Contract owners' equity at end of period              $         --  $15,731,130  $         --  $12,608,988
                                                      ============  ===========  ============  ===========

(3) On May 1, 2006, the Large Cap Growth sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                           Equity-Income- A          Equity-Income- B
                                                      -------------------------  ------------------------
                                                          2006         2005          2006         2005
                                                      -----------  ------------  -----------  -----------
Income:
   Dividends                                          $ 4,999,039  $  3,382,991  $ 2,658,350  $ 1,292,904
Expenses:
   Mortality and expense risk and administration
   charges                                                936,597     1,016,691      553,267      494,998
                                                      -----------  ------------  -----------  -----------
Net investment income (loss)                            4,062,442     2,366,300    2,105,083      797,906
Net realized gain (loss)                                1,475,888       (76,187)   1,431,458      766,599
Unrealized appreciation (depreciation) during the
period                                                  4,625,087      (770,439)   1,900,710     (829,555)
                                                      -----------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                        10,163,417     1,519,674    5,437,251      734,950
Changes from principal transactions:
   Purchase payments                                      236,841       422,900    2,306,441    5,329,586
   Transfers between sub-accounts and the
   company                                               (651,126)   (1,766,898)  (1,071,719)   1,925,958
   Withdrawals                                         (9,196,663)   (9,805,552)  (2,627,874)  (1,373,547)
   Annual contract fee                                    (36,318)      (39,835)     (74,673)     (66,596)
                                                      -----------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (9,647,266)  (11,189,385)  (1,467,825)   5,815,401
                                                      -----------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity      516,151    (9,669,711)   3,969,426    6,550,351
Contract owners' equity at beginning of period         64,542,166    74,211,877   33,757,369   27,207,018
                                                      -----------  ------------  -----------  -----------
Contract owners' equity at end of period              $65,058,317  $ 64,542,166  $37,726,795  $33,757,369
                                                      ===========  ============  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                          Strategic Bond-A          Strategic Bond-B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 1,114,130  $   541,262  $   935,284  $   223,912
Expenses:
   Mortality and expense risk and administration
   charges                                                244,214      278,472      224,828      188,325
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              869,916      262,790      710,456       35,587
Net realized gain (loss)                                  251,132      809,645        5,208      114,354
Unrealized appreciation (depreciation) during the
period                                                   (287,610)    (860,155)     (45,143)     (59,385)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           833,438      212,280      670,521       90,556
Changes from principal transactions:
   Purchase payments                                       43,668       42,619    1,145,204    4,713,246
   Transfers between sub-accounts and the
   company                                              1,061,745     (601,473)      58,217      300,141
   Withdrawals                                         (2,914,550)  (3,894,242)  (1,158,639)    (448,209)
   Annual contract fee                                     (8,807)     (10,511)     (16,596)     (15,048)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,817,944)  (4,463,607)      28,186    4,550,130
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity     (984,506)  (4,251,327)     698,707    4,640,686
Contract owners' equity at beginning of period         16,525,853   20,777,180   13,674,689    9,034,003
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $15,541,347  $16,525,853  $14,373,396  $13,674,689
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                           All Cap Core- A          All Cap Core- B
                                                      ------------------------  ----------------------
                                                          2006         2005        2006        2005
                                                      -----------  -----------  ----------  ----------
Income:
   Dividends                                          $    71,918  $    88,776  $    6,659  $    5,357
Expenses:
   Mortality and expense risk and administration
      charges                                             144,509      163,097      20,902      15,016
                                                      -----------  -----------  ----------  ----------
Net investment income (loss)                              (72,591)     (74,321)    (14,243)     (9,659)
Net realized gain (loss)                                 (289,378)  (1,259,761)     67,149      25,619
Unrealized appreciation (depreciation) during the
   period                                               1,590,589    2,106,711      98,393      65,202
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners equity
   from operations                                      1,228,620      772,629     151,299      81,162
Changes from principal transactions:
   Purchase payments                                       64,323       67,152      82,088      80,625
   Transfers between sub-accounts and the
   company                                               (785,825)    (874,437)    (14,958)    303,091
   Withdrawals                                         (1,496,532)  (1,772,683)    (67,509)    (58,385)
   Annual contract fee                                     (5,949)      (6,984)     (3,916)     (2,365)
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (2,223,983)  (2,586,952)     (4,295)    322,966
                                                      -----------  -----------  ----------  ----------
Total increase (decrease) in contract owners' equity     (995,363)  (1,814,323)    147,004     404,128
Contract owners' equity at beginning of period         10,530,253   12,344,576   1,194,292     790,164
                                                      -----------  -----------  ----------  ----------
Contract owners' equity at end of period              $ 9,534,890  $10,530,253  $1,341,296  $1,194,292
                                                      ===========  ===========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      -------------------------------------------------
                                                          All Cap Growth- A        All Cap Growth- B
                                                      ------------------------  -----------------------
                                                          2006         2005         2006        2005
                                                      -----------  -----------  -----------  ----------
Income:
   Dividends                                          $        --  $        --  $        --  $      --
Expenses:
   Mortality and expense risk and administration
   charges                                                260,736      293,443       73,477      78,621
                                                      -----------  -----------  -----------  ----------
Net investment income (loss)                             (260,736)    (293,443)     (73,477)    (78,621)
Net realized gain (loss)                                 (410,797)  (2,372,078)     420,409     213,222
Unrealized appreciation (depreciation) during the
period                                                  1,549,277    3,969,952     (137,086)    175,455
                                                      -----------  -----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           877,744    1,304,431      209,846     310,056
Changes from principal transactions:
   Purchase payments                                      162,745      158,540      300,973     131,878
   Transfers between sub-accounts and the
   company                                               (857,774)  (1,406,615)     (43,563)   (452,269)
   Withdrawals                                         (2,821,069)  (2,954,282)  (1,122,550)   (258,008)
   Annual contract fee                                    (12,473)     (14,052)     (14,204)    (14,701)
                                                      -----------  -----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (3,528,571)  (4,216,409)    (879,344)   (593,100)
                                                      -----------  -----------  -----------  ----------
Total increase (decrease) in contract owners' equity   (2,650,827)  (2,911,978)    (669,498)   (283,044)
Contract owners' equity at beginning of period         19,308,031   22,220,009    4,922,801   5,205,845
                                                      -----------  -----------  -----------  ----------
Contract owners' equity at end of period              $16,657,204  $19,308,031  $ 4,253,303  $4,922,801
                                                      ===========  ===========  ===========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      ------------------------------------------------------
                                                      International Small Cap- A  International Small Cap- B
                                                      --------------------------  --------------------------
                                                           2006         2005           2006        2005
                                                       -----------  -----------     ----------  ----------
Income:
   Dividends                                           $    88,177  $    66,486     $   56,902  $   10,652
Expenses:
   Mortality and expense risk and administration
      charges                                              109,401      109,257         95,965      74,427
                                                       -----------  -----------     ----------  ----------
Net investment income (loss)                               (21,224)     (42,771)       (39,063)    (63,775)
Net realized gain (loss)                                   919,298    1,437,895        510,369     344,553
Unrealized appreciation (depreciation) during the
   period                                                  805,777     (722,186)       837,653      82,907
                                                       -----------  -----------     ----------  ----------
Net increase (decrease) in contract owners equity
   from operations                                       1,703,851      672,938      1,308,959     363,685
Changes from principal transactions:
   Purchase payments                                        27,220       29,216        675,068     533,614
   Transfers between sub-accounts and the
   company                                                 860,709     (634,378)       272,839    (269,784)
   Withdrawals                                          (1,276,094)  (1,223,744)      (255,770)    (63,414)
   Annual contract fee                                      (5,004)      (4,996)       (15,681)    (13,602)
                                                       -----------  -----------     ----------  ----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                           (393,169)  (1,833,902)       676,456     186,814
                                                       -----------  -----------     ----------  ----------
Total increase (decrease) in contract owners' equity     1,310,682   (1,160,964)     1,985,415     550,499
Contract owners' equity at beginning of period           6,725,873    7,886,837      4,950,355   4,399,856
                                                       -----------  -----------     ----------  ----------
Contract owners' equity at end of period               $ 8,036,555  $ 6,725,873     $6,935,770  $4,950,355
                                                       ===========  ===========     ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      -----------------------------------------------
                                                        Pacific Rim -A (4)       Pacific Rim -B (4)
                                                      ----------------------  -----------------------
                                                         2006        2005         2006        2005
                                                      ----------  ----------  -----------  ----------
Income:
   Dividends                                          $   32,750  $   26,715  $    31,206  $   16,619
Expenses:
   Mortality and expense risk and administration
   charges                                                49,493      42,189       65,414      40,350
                                                      ----------  ----------  -----------  ----------
Net investment income (loss)                             (16,743)    (15,474)     (34,208)    (23,731)
Net realized gain (loss)                                 545,287     224,287      556,356     239,071
Unrealized appreciation (depreciation) during the
period                                                  (246,008)    432,178     (219,437)    410,575
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          282,536     640,991      302,711     625,915
Changes from principal transactions:
   Purchase payments                                      21,085      22,943      886,932     357,244
   Transfers between sub-accounts and the
   company                                              (251,368)    481,731   (1,088,754)  1,092,358
   Withdrawals                                          (496,397)   (368,292)    (203,569)    (55,091)
   Annual contract fee                                    (1,811)     (1,678)     (11,514)     (7,090)
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (728,491)    134,704     (416,905)  1,387,421
                                                      ----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity    (445,955)    775,695     (114,194)  2,013,336
Contract owners' equity at beginning of period         3,580,965   2,805,270    4,082,731   2,069,395
                                                      ----------  ----------  -----------  ----------
Contract owners' equity at end of period              $3,135,010  $3,580,965  $ 3,968,537  $4,082,731
                                                      ==========  ==========  ===========  ==========

(4) On May 1, 2006, the Pacific Rim Emerging Markets sub-account was renamed Pacific Rim sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      --------------------------------------------------
                                                       Science & Technology- A   Science & Technology- B
                                                      ------------------------  ------------------------
                                                         2006          2005         2006        2005
                                                      -----------  -----------   ----------  ----------
Income:
   Dividends                                          $        --  $        --   $      --   $        --
Expenses:
   Mortality and expense risk and administration
   charges                                                218,124      258,491       93,497       97,912
                                                      -----------  -----------   ----------  -----------
Net investment income (loss)                             (218,124)    (258,491)     (93,497)     (97,912)
Net realized gain (loss)                               (1,975,309)  (5,894,006)      82,741       92,001
Unrealized appreciation (depreciation) during the
period                                                  2,688,193    6,138,903      164,808      (75,965)
                                                      -----------  -----------   ----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           494,760      (13,594)     154,052      (81,876)
Changes from principal transactions:
   Purchase payments                                      191,328      196,968      291,047      396,269
   Transfers between sub-accounts and the
   company                                             (1,154,221)  (1,520,231)    (516,316)  (1,233,233)
   Withdrawals                                         (2,126,599)  (2,012,759)    (580,398)    (302,850)
   Annual contract fee                                    (13,642)     (16,035)     (21,153)     (21,402)
                                                      -----------  -----------   ----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (3,103,134)  (3,352,057)    (826,820)  (1,161,216)
                                                      -----------  -----------   ----------  -----------
Total increase (decrease) in contract owners' equity   (2,608,374)  (3,365,651)    (672,768)  (1,243,092)
Contract owners' equity at beginning of period         16,553,377   19,919,028    6,362,116    7,605,208
                                                      -----------  -----------   ----------  -----------
Contract owners' equity at end of period              $13,945,003  $16,553,377   $5,689,348  $ 6,362,116
                                                      ===========  ===========   ==========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ---------------------------------------------------
                                                      Emerging Small Company- A  Emerging Small Company-B
                                                      -------------------------  ------------------------
                                                           2006         2005         2006        2005
                                                       -----------  -----------   ----------  ----------
Income:
   Dividends                                           $   345,860  $        --   $  288,406  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                  95,858      104,810       85,699      78,862
                                                       -----------  -----------   ----------  ----------
Net investment income (loss)                               250,002     (104,810)     202,707     (78,862)
Net realized gain (loss)                                    61,550     (319,072)     221,812     293,031
Unrealized appreciation (depreciation) during the
period                                                    (224,141)     623,708     (402,375)    (49,243)
                                                       -----------  -----------   ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                             87,411      199,826       22,144     164,926
Changes from principal transactions:
   Purchase payments                                        56,814       41,582      268,115     338,995
   Transfers between sub-accounts and the
   company                                                (198,620)    (523,928)    (249,444)   (167,826)
   Withdrawals                                            (975,770)    (843,076)    (399,888)   (160,231)
   Annual contract fee                                      (4,182)      (4,692)     (17,266)    (15,971)
                                                       -----------  -----------   ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (1,121,758)  (1,330,114)    (398,483)     (5,033)
                                                       -----------  -----------   ----------  ----------
Total increase (decrease) in contract owners' equity    (1,034,347)  (1,130,288)    (376,339)    159,893
Contract owners' equity at beginning of period           6,900,745    8,031,033    5,343,276   5,183,383
                                                       -----------  -----------   ----------  ----------
Contract owners' equity at end of period               $ 5,866,398  $ 6,900,745   $4,966,937  $5,343,276
                                                       ===========  ===========   ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ----------------------------------------------------
                                                      International Core- A (5)  International Core- B (5)
                                                      -------------------------  -------------------------
                                                           2006        2005           2006        2005
                                                        ----------  ----------     ----------  ----------
Income:
   Dividends                                            $  243,950  $   32,271     $  106,418  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                  71,652      63,876         37,028      21,561
                                                        ----------  ----------     ----------  ----------
Net investment income (loss)                               172,298     (31,605)        69,390     (21,561)
Net realized gain (loss)                                   339,140      79,988        355,989     103,799
Unrealized appreciation (depreciation) during the
period                                                     440,223     517,699         44,382     105,308
                                                        ----------  ----------     ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                            951,661     566,082        469,761     187,546
Changes from principal transactions:
   Purchase payments                                        44,628      47,411        329,528     115,827
   Transfers between sub-accounts and the
   company                                                 314,946     130,997        935,327      57,915
   Withdrawals                                            (580,704)   (416,090)      (186,565)    (24,486)
   Annual contract fee                                      (2,430)     (2,395)        (5,813)     (3,644)
                                                        ----------  ----------     ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                              (223,560)   (240,077)     1,072,477     145,612
                                                        ----------  ----------     ----------  ----------
Total increase (decrease) in contract owners' equity       728,101     326,005      1,542,238     333,158
Contract owners' equity at beginning of period           4,495,292   4,169,287      1,580,759   1,247,601
                                                        ----------  ----------     ----------  ----------
Contract owners' equity at end of period                $5,223,393  $4,495,292     $3,122,997  $1,580,759
                                                        ==========  ==========     ==========  ==========

(5) On May 1, 2006, the International Stock sub-account was renamed International Core sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ------------------------------------------------
                                                               Value- A                Value- B
                                                      ------------------------  ----------------------
                                                          2006         2005        2006        2005
                                                      -----------  -----------  ----------  ----------
Income:
   Dividends                                          $ 1,689,379  $    74,276  $  556,993  $   14,843
Expenses:
   Mortality and expense risk and administration
      charges                                             176,590      176,248      67,172      55,139
                                                      -----------  -----------  ----------  ----------
Net investment income (loss)                            1,512,789     (101,972)    489,821     (40,296)
Net realized gain (loss)                                  526,096      426,175     362,414     147,419
Unrealized appreciation (depreciation) during the
   period                                                   9,705      845,951    (107,071)    249,073
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners equity
   from operations                                      2,048,590    1,170,154     745,164     356,196
Changes from principal transactions:
   Purchase payments                                       53,974       97,751     602,408     358,411
   Transfers between sub-accounts and the
   company                                                321,324     (571,952)    124,653     (71,988)
   Withdrawals                                         (1,493,339)  (1,475,715)   (414,340)    (68,481)
   Annual contract fee                                     (5,976)      (6,017)     (9,686)     (7,954)
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (1,124,017)  (1,955,933)    303,035     209,988
                                                      -----------  -----------  ----------  ----------
Total increase (decrease) in contract owners' equity      924,573     (785,779)  1,048,199     566,184
Contract owners' equity at beginning of period         11,533,623   12,319,402   3,737,429   3,171,245
                                                      -----------  -----------  ----------  ----------
Contract owners' equity at end of period              $12,458,196  $11,533,623  $4,785,628  $3,737,429
                                                      ===========  ===========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------
                                                             Real Estate               Real Estate
                                                            Securities- A             Securities- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 1,919,740  $ 1,450,147  $ 2,468,436  $ 1,651,659
Expenses:
   Mortality and expense risk and administration
   charges                                                155,682      139,753      221,081      175,900
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                            1,764,058    1,310,394    2,247,355    1,475,759
Net realized gain (loss)                                  598,372    1,083,028      576,674      652,477
Unrealized appreciation (depreciation) during the
period                                                    697,774   (1,591,956)   1,321,809   (1,162,570)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         3,060,204      801,466    4,145,838      965,666
Changes from principal transactions:
   Purchase payments                                       74,405      120,248    1,353,844    2,072,611
   Transfers between sub-accounts and the
   company                                                 98,281     (366,172)    (764,388)    (789,514)
   Withdrawals                                           (991,873)  (1,172,163)    (947,170)    (398,437)
   Annual contract fee                                     (5,930)      (6,020)     (26,131)     (26,784)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (825,117)  (1,424,107)    (383,845)     857,876
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    2,235,087     (622,641)   3,761,993    1,823,542
Contract owners' equity at beginning of period          8,903,056    9,525,697   11,818,404    9,994,862
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $11,138,143  $ 8,903,056  $15,580,397  $11,818,404
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                            High Yield- A             High Yield- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   639,652  $   543,694  $   759,056  $   458,024
Expenses:
   Mortality and expense risk and administration
   charges                                                147,728      179,093      180,572      212,024
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              491,924      364,601      578,484      246,000
Net realized gain (loss)                                  185,543      540,228       85,758      566,218
Unrealized appreciation (depreciation) during the
period                                                     73,623     (689,722)     192,701     (576,219)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           751,090      215,107      856,943      235,999
Changes from principal transactions:
   Purchase payments                                       13,829       94,464      667,321      968,251
   Transfers between sub-accounts and the
   company                                               (486,256)  (1,422,060)    (613,699)  (3,514,261)
   Withdrawals                                         (1,370,262)  (1,685,660)    (996,712)    (755,403)
   Annual contract fee                                     (5,244)      (5,889)     (18,452)     (20,561)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,847,933)  (3,019,145)    (961,542)  (3,321,974)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (1,096,843)  (2,804,038)    (104,599)  (3,085,975)
Contract owners' equity at beginning of period         10,070,617   12,874,655   11,997,304   15,083,279
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $ 8,973,774  $10,070,617  $11,892,705  $11,997,304
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------------
                                                      Lifestyle Aggressive -A(6)  Lifestyle Aggressive -B(6)
                                                      --------------------------  --------------------------
                                                          2006         2005            2006         2005
                                                       ----------  -----------     -----------  -----------
Income:
   Dividends                                           $1,476,405  $   195,161     $16,141,376  $ 1,626,920
Expenses:
   Mortality and expense risk and administration
   charges                                                 82,295       89,328         886,372      764,969
                                                       ----------  -----------     -----------  -----------
Net investment income (loss)                            1,394,110      105,833      15,255,004      861,951
Net realized gain (loss)                                  152,032       78,555         947,456    1,225,719
Unrealized appreciation (depreciation) during the
period                                                   (862,318)     300,807      (9,030,540)   2,326,301
                                                       ----------  -----------     -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           683,824      485,195       7,171,920    4,413,971
Changes from principal transactions:
   Purchase payments                                       98,336      155,563       2,768,625    2,491,886
   Transfers between sub-accounts and the
   company                                               (246,474)    (350,681)     (1,008,230)   2,602,887
   Withdrawals                                           (654,651)    (812,477)     (4,288,213)  (2,098,381)
   Annual contract fee                                     (5,221)      (5,332)       (230,995)    (212,204)
                                                       ----------  -----------     -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (808,010)  (1,012,927)     (2,758,813)   2,784,188
                                                       ----------  -----------     -----------  -----------
Total increase (decrease) in contract owners' equity     (124,186)    (527,732)      4,413,107    7,198,159
Contract owners' equity at beginning of period          5,513,916    6,041,648      53,630,798   46,432,639
                                                       ----------  -----------     -----------  -----------
Contract owners' equity at end of period               $5,389,730  $ 5,513,916     $58,043,905  $53,630,798
                                                       ==========  ===========     ===========  ===========

(6) On May 1, 2006, the Lifestyle Aggressive 1000 sub-account was renamed Lifestyle Aggressive sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                       Lifestyle Growth -A (7)    Lifestyle Growth -B (7)
                                                      ------------------------  --------------------------
                                                          2006         2005         2006          2005
                                                      -----------  -----------  ------------  ------------
Income:
   Dividends                                          $ 4,400,699  $ 1,141,621  $ 59,262,252  $  6,668,786
Expenses:
   Mortality and expense risk and administration
   charges                                                527,132      505,613     8,506,585     3,808,191
                                                      -----------  -----------  ------------  ------------
Net investment income (loss)                            3,873,567      636,008    50,755,667     2,860,595
Net realized gain (loss)                                  540,024      549,892     3,092,886     3,582,090
Unrealized appreciation (depreciation) during the
period                                                   (718,878)   1,053,522     5,551,586    12,708,450
                                                      -----------  -----------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         3,694,713    2,239,422    59,400,139    19,151,135
Changes from principal transactions:
   Purchase payments                                      277,797      380,555   272,268,763   178,127,668
   Transfers between sub-accounts and the
   company                                              2,340,131    1,886,229    33,635,379     5,763,283
   Withdrawals                                         (3,652,666)  (5,857,424)  (17,655,372)   (5,845,293)
   Annual contract fee                                    (24,283)     (26,065)     (560,879)     (414,322)
                                                      -----------  -----------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,059,021)  (3,616,705)  287,687,891   177,631,336
                                                      -----------  -----------  ------------  ------------
Total increase (decrease) in contract owners' equity    2,635,692   (1,377,283)  347,088,030   196,782,471
Contract owners' equity at beginning of period         32,112,400   33,489,683   359,980,727   163,198,256
                                                      -----------  -----------  ------------  ------------
Contract owners' equity at end of period              $34,748,092  $32,112,400  $707,068,757  $359,980,727
                                                      ===========  ===========  ============  ============

(7) On May 1, 2006, the Lifestyle Growth 820 sub-account was renamed Lifestyle Growth sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                      Lifestyle Balanced -A (8)   Lifestyle Balanced -B (8)
                                                      -------------------------  --------------------------
                                                          2006         2005          2006          2005
                                                      -----------  ------------  ------------  ------------
Income:
   Dividends                                          $ 6,606,190  $ 3,100,740   $ 54,562,825  $ 11,395,885
Expenses:
   Mortality and expense risk and administration
   charges                                                860,026      868,774      8,203,793     4,126,236
                                                      -----------  -----------   ------------  ------------
Net investment income (loss)                            5,746,164    2,231,966     46,359,032     7,269,649
Net realized gain (loss)                                1,004,796      743,469      3,494,149     1,185,411
Unrealized appreciation (depreciation) during the
period                                                   (985,821)     (85,024)     3,876,654     7,247,736
                                                      -----------  -----------   ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         5,765,139    2,890,411     53,729,835    15,702,796
Changes from principal transactions:
   Purchase payments                                      304,061      389,153     187,557,519   177,737,385
   Transfers between sub-accounts and the
   company                                              1,522,248    3,746,305     30,444,416    32,200,881
   Withdrawals                                         (7,949,637)  (7,290,668)   (22,543,815)   (8,258,157)
   Annual contract fee                                    (28,179)     (29,709)      (523,957)     (326,295)
                                                      -----------  -----------   ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (6,151,507)  (3,184,919)   194,934,163   201,353,814
                                                      -----------  -----------   ------------  ------------
Total increase (decrease) in contract owners' equity     (386,368)    (294,508)   248,663,998   217,056,610
Contract owners' equity at beginning of period         56,457,735   56,752,243    388,166,829   171,110,219
                                                      -----------  -----------   ------------  ------------
Contract owners' equity at end of period              $56,071,367  $56,457,735   $636,830,827  $388,166,829
                                                      ===========  ===========   ============  ============

(8) On May 1, 2006, the Lifestyle Balanced 640 sub-account was renamed Lifestyle Balanced sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                      Lifestyle Moderate -A (9)  Lifestyle Moderate -B (9)
                                                      -------------------------  --------------------------
                                                          2006         2005          2006          2005
                                                      -----------  ------------  ------------  ------------
Income:
   Dividends                                          $ 2,508,290  $ 1,957,184   $ 12,191,696  $  5,201,848
Expenses:
   Mortality and expense risk and administration
   charges                                                435,073      443,128      2,367,615     1,412,573
                                                      -----------  -----------   ------------  ------------
Net investment income (loss)                            2,073,217    1,514,056      9,824,081     3,789,275
Net realized gain (loss)                                  481,039      349,037        578,254       628,784
Unrealized appreciation (depreciation) during the
period                                                   (312,527)  (1,208,884)     1,883,208    (1,845,450)
                                                      -----------  -----------   ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         2,241,729      654,209     12,285,543     2,572,609
Changes from principal transactions:
   Purchase payments                                       87,798      128,113     41,472,743    45,504,190
   Transfers between sub-accounts and the
   company                                              1,754,218    1,695,588      9,895,343     8,711,216
   Withdrawals                                         (3,534,621)  (3,865,532)    (7,970,583)   (4,537,780)
   Annual contract fee                                    (11,182)     (11,044)      (136,937)      (98,020)
                                                      -----------  -----------   ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,703,787)  (2,052,875)    43,260,566    49,579,606
                                                      -----------  -----------   ------------  ------------
Total increase (decrease) in contract owners' equity      537,942   (1,398,666)    55,546,109    52,152,215
Contract owners' equity at beginning of period         26,757,305   28,155,971    116,397,155    64,244,940
                                                      -----------  -----------   ------------  ------------
Contract owners' equity at end of period              $27,295,247  $26,757,305   $171,943,264  $116,397,155
                                                      ===========  ===========   ============  ============

(9) On May 1, 2006, the Lifestyle Moderate 460 sub-account was renamed Lifestyle Moderate sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                              Sub-Account
                                                      ---------------------------------------------------------------
                                                      Lifestyle Conservative - A (10)  Lifestyle Conservative -B (10)
                                                      -------------------------------  ------------------------------
                                                             2006        2005                 2006        2005
                                                         -----------  -----------         -----------  -----------
Income:
   Dividends                                             $ 1,160,656  $ 1,215,736         $ 4,436,848  $ 3,012,392
Expenses:
   Mortality and expense risk and administration
   charges                                                   246,626      247,717           1,012,833      705,706
                                                         -----------  -----------         -----------  -----------
Net investment income (loss)                                 914,030      968,019           3,424,015    2,306,686
Net realized gain (loss)                                      92,480      273,681            (703,201)     244,051
Unrealized appreciation (depreciation) during the
period                                                         1,002   (1,061,998)          1,152,897   (1,967,164)
                                                         -----------  -----------         -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                            1,007,512      179,702           3,873,711      583,573
Changes from principal transactions:
   Purchase payments                                         135,194      147,168          10,784,404   16,860,377
   Transfers between sub-accounts and the
   company                                                   361,264      692,701           4,585,056    5,377,401
   Withdrawals                                            (1,409,087)  (1,752,399)         (3,248,194)  (1,935,659)
   Annual contract fee                                       (10,289)      (9,400)            (64,363)     (53,255)
                                                         -----------  -----------         -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                                (922,918)    (921,930)         12,056,903   20,248,864
                                                         -----------  -----------         -----------  -----------
Total increase (decrease) in contract owners' equity          84,594     (742,228)         15,930,614   20,832,437
Contract owners' equity at beginning of period            15,366,540   16,108,768          53,305,870   32,473,433
                                                         -----------  -----------         -----------  -----------
Contract owners' equity at end of period                 $15,451,134  $15,366,540         $69,236,484  $53,305,870
                                                         ===========  ===========         ===========  ===========

(10) On May 1, 2006, the Lifestyle Conservative 280 sub-account was renamed Lifestyle Conservative sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      --------------------------------------------------
                                                       Small Company Value- A    Small Company Value- B
                                                      ------------------------  ------------------------
                                                          2006        2005          2006        2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 2,049,149  $   261,026  $ 3,375,562  $   326,658
Expenses:
   Mortality and expense risk and administration
   charges                                                198,107      204,390      361,099      315,858
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                            1,851,042       56,636    3,014,463       10,800
Net realized gain (loss)                                1,532,470    1,151,712    1,537,203      878,665
Unrealized appreciation (depreciation) during the
period                                                 (1,766,981)    (622,660)  (1,827,566)     113,311
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,616,531      585,688    2,724,100    1,002,776
Changes from principal transactions:
   Purchase payments                                       75,193       68,108    1,476,550    1,982,896
   Transfers between sub-accounts and the
   company                                             (1,277,036)    (744,098)    (703,512)    (183,180)
   Withdrawals                                         (1,980,912)  (1,845,271)  (1,972,646)    (782,387)
   Annual contract fee                                     (7,530)      (7,621)     (56,562)     (49,907)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners'
equity from principal transactions:                    (3,190,285)  (2,528,882)  (1,256,170)     967,422
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners'
equity                                                 (1,573,754)  (1,943,194)   1,467,930    1,970,198
Contract owners' equity at beginning of period         12,879,390   14,822,584   21,022,087   19,051,889
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $11,305,636  $12,879,390  $22,490,017  $21,022,087
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -(CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      --------------------------------------------------
                                                       International Value- A    International Value- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006        2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 1,178,784  $   159,395  $ 1,254,065  $   287,535
Expenses:
   Mortality and expense risk and administration
   charges                                                278,208      210,792      327,489      259,979
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              900,576      (51,397)     926,576       27,556
Net realized gain (loss)                                  969,484      909,416    1,743,288    1,471,574
Unrealized appreciation (depreciation) during the
period                                                  2,710,517      826,146    2,386,674       15,574
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         4,580,577    1,684,165    5,056,538    1,514,704
Changes from principal transactions:
   Purchase payments                                      120,809       76,121    1,675,774    1,522,126
   Transfers between sub-accounts and the
   company                                                527,991   10,748,238     (571,637)   2,862,559
   Withdrawals                                         (2,623,418)  (1,863,884)  (1,349,145)    (352,318)
   Annual contract fee                                    (10,741)     (11,495)     (61,135)     (51,010)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,985,359)   8,948,980     (306,143)   3,981,357
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    2,595,218   10,633,145    4,750,395    5,496,061
Contract owners' equity at beginning of period         17,394,329    6,761,184   18,689,585   13,193,524
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $19,989,547  $17,394,329  $23,439,980  $18,689,585
                                                      ===========  ===========  ===========  ===========


See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      --------------------------------------------------
                                                           Total Return- A           Total Return- B
                                                      ------------------------  ------------------------
                                                          2006         2005        2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 1,094,016  $ 1,810,939  $ 1,088,609  $ 1,590,364
Expenses:
   Mortality and expense risk and administration
   charges                                                511,625      594,449      534,055      590,253
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              582,391    1,216,490      554,554    1,000,111
Net realized gain (loss)                                 (120,654)     (25,735)    (286,502)    (241,026)
Unrealized appreciation (depreciation) during the
period                                                    108,801     (900,231)     306,606     (529,832)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           570,538      290,524      574,658      229,253
Changes from principal transactions:
   Purchase payments                                      194,635      189,810    1,300,202    1,773,051
   Transfers between sub-accounts and the
   company                                               (531,141)  (1,549,050)  (1,765,903)    (307,289)
   Withdrawals                                         (4,700,350)  (4,566,111)  (4,138,451)  (2,144,250)
   Annual contract fee                                    (13,321)     (15,816)     (73,457)     (80,488)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (5,050,177)  (5,941,167)  (4,677,609)    (758,976)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (4,479,639)  (5,650,643)  (4,102,951)    (529,723)
Contract owners' equity at beginning of period         33,956,035   39,606,678   35,980,388   36,510,111
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $29,476,396  $33,956,035  $31,877,437  $35,980,388
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------
                                                          U.S. Large Cap- A         U.S. Large Cap- B
                                                      ------------------------  ------------------------
                                                         2006          2005         2006        2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $    87,661  $    75,435  $    51,535  $    16,666
Expenses:
   Mortality and expense risk and administration
   charges                                                234,938      260,576      208,637      230,454
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                             (147,277)    (185,141)    (157,102)    (213,788)
Net realized gain (loss)                                  746,949      416,831    1,144,450      994,682
Unrealized appreciation (depreciation) during the
period                                                    688,126      393,465       78,023     (257,916)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,287,798      625,155    1,065,371      522,978
Changes from principal transactions:
   Purchase payments                                      108,696      129,872      790,556      600,513
   Transfers between sub-accounts and the
   company                                               (818,123)  (1,090,798)    (878,837)  (1,948,105)
   Withdrawals                                         (2,155,790)  (2,011,639)  (2,215,289)    (591,708)
   Annual contract fee                                     (9,837)     (10,979)     (43,518)     (47,309)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (2,875,054)  (2,983,544)  (2,347,088)  (1,986,609)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (1,587,256)  (2,358,389)  (1,281,717)  (1,463,631)
Contract owners' equity at beginning of period         16,086,275   18,444,664   13,842,979   15,306,610
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $14,499,019  $16,086,275  $12,561,262  $13,842,979
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------
                                                           Mid Cap Stock- A          Mid Cap Stock- B
                                                      ------------------------  ------------------------
                                                          2006        2005          2006        2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   829,036  $   302,291  $   827,112  $   444,744
Expenses:
   Mortality and expense risk and administration
   charges                                                302,361      237,985      311,065      242,405
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              526,675       64,306      516,047      202,339
Net realized gain (loss)                                1,353,787    1,310,430    1,013,140      937,296
Unrealized appreciation (depreciation) during the
period                                                    231,087    2,049,538      659,186    1,493,620
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         2,111,549    3,424,274    2,188,373    2,633,255
Changes from principal transactions:
   Purchase payments                                      369,839      132,619    1,080,675    1,175,811
   Transfers between sub-accounts and the
   company                                               (312,351)   9,083,373     (540,111)   3,499,655
   Withdrawals                                         (2,083,106)  (1,863,795)  (1,012,370)    (686,092)
   Annual contract fee                                    (11,889)      (8,017)     (61,355)     (48,800)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (2,037,507)   7,344,180     (533,161)   3,940,574
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity       74,042   10,768,454    1,655,212    6,573,829
Contract owners' equity at beginning of period         19,433,995    8,665,541   19,219,560   12,645,731
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $19,508,037  $19,433,995  $20,874,772  $19,219,560
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      -----------------------------------------------
                                                        Global Allocation-A     Global Allocation-B
                                                      ----------------------  -----------------------
                                                         2006        2005         2006        2005
                                                      ----------  ----------  -----------  ----------
Income:
   Dividends                                          $   29,889  $   28,007  $    83,937  $   37,227
Expenses:
   Mortality and expense risk and administration
   charges                                                42,099      42,263      185,180      89,313
                                                      ----------  ----------  -----------  ----------
Net investment income (loss)                             (12,210)    (14,256)    (101,243)    (52,086)
Net realized gain (loss)                                 162,240      35,502      196,479     162,241
Unrealized appreciation (depreciation) during the
period                                                   156,714     102,314    1,205,196     191,076
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          306,744     123,560    1,300,432     301,231
Changes from principal transactions:
   Purchase payments                                       2,286       1,554    5,617,138   3,454,502
   Transfers between sub-accounts and the
   company                                               187,166     130,960    2,709,590     182,074
   Withdrawals                                          (661,403)   (300,377)    (154,006)    (75,265)
   Annual contract fee                                    (1,223)     (1,190)      (8,188)     (5,975)
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (473,174)   (169,053)   8,164,534   3,555,336
                                                      ----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity    (166,430)    (45,493)   9,464,966   3,856,567
Contract owners' equity at beginning of period         2,807,193   2,852,686    7,720,254   3,863,687
                                                      ----------  ----------  -----------  ----------
Contract owners' equity at end of period              $2,640,763  $2,807,193  $17,185,220  $7,720,254
                                                      ==========  ==========  ===========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      -----------------------------------------------
                                                         Dynamic Growth- A        Dynamic Growth- B
                                                      -----------------------  ----------------------
                                                          2006        2005        2006        2005
                                                      -----------  ----------  ----------  ----------
Income:
   Dividends                                          $        --  $       --  $       --  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                 74,711      81,549      47,340      47,231
                                                      -----------  ----------  ----------  ----------
Net investment income (loss)                              (74,711)    (81,549)    (47,340)    (47,231)
Net realized gain (loss)                                  483,726     103,743     318,366     200,446
Unrealized appreciation (depreciation) during the
period                                                     19,095     472,703     (21,280)    143,155
                                                      -----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           428,110     494,897     249,746     296,370
Changes from principal transactions:
   Purchase payments                                       31,096      43,864      55,494     169,761
   Transfers between sub-accounts and the
   company                                               (600,251)   (444,579)   (120,612)   (325,251)
   Withdrawals                                           (646,718)   (373,191)   (467,497)    (93,275)
   Annual contract fee                                     (3,734)     (4,041)     (7,679)     (8,062)
                                                      -----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,219,607)   (777,947)   (540,294)   (256,827)
                                                      -----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity     (791,497)   (283,050)   (290,548)     39,543
Contract owners' equity at beginning of period          4,959,522   5,242,572   3,086,058   3,046,515
                                                      -----------  ----------  ----------  ----------
Contract owners' equity at end of period              $ 4,168,025  $4,959,522  $2,795,510  $3,086,058
                                                      ===========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      --------------------------------------------------------
                                                      Total Stock Market Index- A  Total Stock Market Index- B
                                                      ---------------------------  ---------------------------
                                                           2006        2005             2006        2005
                                                        ----------  ----------       ----------  ----------
Income:
   Dividends                                            $   27,939  $   20,278       $   85,175  $   57,250
Expenses:
   Mortality and expense risk and administration
   charges                                                  29,076      28,901          105,766     103,228
                                                        ----------  ----------       ----------  ----------
Net investment income (loss)                                (1,137)     (8,623)         (20,591)    (45,978)
Net realized gain (loss)                                   168,936      52,840          257,052     184,293
Unrealized appreciation (depreciation) during the
period                                                      58,243      17,730          586,445      85,226
                                                        ----------  ----------       ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                            226,042      61,947          822,906     223,541
Changes from principal transactions:
   Purchase payments                                        53,703      43,909          310,067     216,047
   Transfers between sub-accounts and the
   company                                                  59,165     (56,741)         241,046    (216,258)
   Withdrawals                                            (352,474)   (110,369)        (735,381)   (245,409)
   Annual contract fee                                      (1,442)     (1,528)         (21,292)    (21,118)
                                                        ----------  ----------       ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                              (241,048)   (124,729)        (205,560)   (266,738)
                                                        ----------  ----------       ----------  ----------
Total increase (decrease) in contract owners' equity       (15,006)    (62,782)         617,346     (43,197)
Contract owners' equity at beginning of period           1,835,515   1,898,297        6,496,628   6,539,825
                                                        ----------  ----------       ----------  ----------
Contract owners' equity at end of period                $1,820,509  $1,835,515       $7,113,974  $6,496,628
                                                        ==========  ==========       ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                            500 Index- A              500 Index- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $    77,934  $   171,042  $   141,001  $   248,509
Expenses:
   Mortality and expense risk and administration
   charges                                                134,151      171,134      288,709      285,103
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              (56,217)         (92)    (147,708)     (36,594)
Net realized gain (loss)                                  610,817    1,336,362      863,485    1,265,905
Unrealized appreciation (depreciation) during the
period                                                    405,077   (1,075,672)   1,468,982     (801,139)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           959,677      260,598    2,184,759      428,172
Changes from principal transactions:
   Purchase payments                                       67,407       62,005      696,126      857,396
   Transfers between sub-accounts and the
   company                                               (816,084)  (1,790,353)  (1,451,951)    (459,651)
   Withdrawals                                         (1,189,426)  (1,449,303)  (1,259,480)  (1,020,713)
   Annual contract fee                                     (5,212)      (6,889)     (48,171)     (46,231)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,943,315)  (3,184,540)  (2,063,476)    (669,199)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity     (983,638)  (2,923,942)     121,283     (241,027)
Contract owners' equity at beginning of period          9,930,056   12,853,998   18,514,359   18,755,386
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $ 8,946,418  $ 9,930,056  $18,635,642  $18,514,359
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      -----------------------------------------------
                                                         Mid Cap Index- A         Mid Cap Index- B
                                                      ----------------------  -----------------------
                                                         2006        2005         2006        2005
                                                      ----------  ----------  -----------  ----------
Income:
   Dividends                                          $  113,460  $   84,986  $   355,814  $  233,944
Expenses:
   Mortality and expense risk and administration
   charges                                                35,484      34,658      119,080     103,323
                                                      ----------  ----------  -----------  ----------
Net investment income (loss)                              77,976      50,328      236,734     130,621
Net realized gain (loss)                                 155,876     257,611      474,517     247,824
Unrealized appreciation (depreciation) during the
period                                                   (68,507)    (86,524)    (199,535)    247,753
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          165,345     221,415      511,716     626,198
Changes from principal transactions:
   Purchase payments                                      15,978      12,168      460,755     371,577
   Transfers between sub-accounts and the
   company                                               451,378       5,172    2,693,687     210,509
   Withdrawals                                          (302,617)   (181,760)    (589,767)   (311,785)
   Annual contract fee                                    (1,734)     (1,766)     (20,807)    (19,769)
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             163,005    (166,186)   2,543,868     250,532
                                                      ----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity     328,350      55,229    3,055,584     876,730
Contract owners' equity at beginning of period         2,255,761   2,200,532    7,184,846   6,308,116
                                                      ----------  ----------  -----------  ----------
Contract owners' equity at end of period              $2,584,111  $2,255,761  $10,240,430  $7,184,846
                                                      ==========  ==========  ===========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      ----------------------------------------------
                                                        Small Cap Index- A      Small Cap Index- B
                                                      ----------------------  ----------------------
                                                         2006        2005        2006        2005
                                                      ----------  ----------  ----------  ----------
Income:
   Dividends                                          $   52,455  $   74,025  $  190,757  $  230,422
Expenses:
   Mortality and expense risk and administration
   charges                                                25,058      27,310      99,491      93,316
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                              27,397      46,715      91,266     137,106
Net realized gain (loss)                                  83,452      93,758     288,767     272,364
Unrealized appreciation (depreciation) during the
period                                                   111,509    (117,423)    516,792    (325,186)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          222,358      23,050     896,825      84,284
Changes from principal transactions:
   Purchase payments                                       2,255      19,742     220,791     303,423
   Transfers between sub-accounts and the
   company                                                 7,619    (196,252)   (231,924)   (358,667)
   Withdrawals                                          (230,686)   (289,755)   (409,587)   (453,405)
   Annual contract fee                                    (1,308)     (1,504)    (19,252)    (19,131)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (222,120)   (467,769)   (439,972)   (527,780)
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity         238    (444,719)    456,853    (443,496)
Contract owners' equity at beginning of period         1,514,995   1,959,714   5,879,207   6,322,703
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $1,515,233  $1,514,995  $6,336,060  $5,879,207
                                                      ==========  ==========  ==========  ==========

See accompanying notes

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      -------------------------------------------------
                                                       Capital Appreciation- A  Capital Appreciation- B
                                                      ------------------------  -----------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  ----------
Income:
   Dividends                                          $   148,109  $       --   $   356,627  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                153,817      23,860       155,223      45,309
                                                      -----------  ----------   -----------  ----------
Net investment income (loss)                               (5,708)    (23,860)      201,404     (45,309)
Net realized gain (loss)                                   58,367     111,952       219,346     168,068
Unrealized appreciation (depreciation) during the
period                                                    (61,934)     92,662      (436,949)    225,790
                                                      -----------  ----------   -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                            (9,275)    180,754       (16,199)    348,549
Changes from principal transactions:
   Purchase payments                                       93,970      21,339       342,466     104,615
   Transfers between sub-accounts and the
   company                                             13,461,302     595,591    10,857,050     146,016
   Withdrawals                                         (1,590,560)   (184,913)   (1,734,963)   (135,418)
   Annual contract fee                                     (5,696)       (762)      (27,894)     (8,811)
                                                      -----------  ----------   -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           11,959,016     431,255     9,436,659     106,402
                                                      -----------  ----------   -----------  ----------
Total increase (decrease) in contract owners' equity   11,949,741     612,009     9,420,460     454,951
Contract owners' equity at beginning of period          1,998,801   1,386,792     3,233,242   2,778,291
                                                      -----------  ----------   -----------  ----------
Contract owners' equity at end of period              $13,948,542  $1,998,801   $12,653,702  $3,233,242
                                                      ===========  ==========   ===========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      -----------------------------------------------
                                                         Health Sciences- A      Health Sciences- B
                                                      -----------------------  ----------------------
                                                         2006         2005        2006        2005
                                                      ----------   ----------  ----------  ----------
Income:
   Dividends                                          $  364,786   $  300,247  $  724,294  $  500,044
Expenses:
   Mortality and expense risk and administration
   charges                                                62,840       61,243     125,246     107,568
                                                      ----------   ----------  ----------  ----------
Net investment income (loss)                             301,946      239,004     599,048     392,476
Net realized gain (loss)                                 196,257      187,751     235,688     326,985
Unrealized appreciation (depreciation) during the
period                                                  (272,261)     (91,336)   (340,250)      6,042
                                                      ----------   ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          225,942      335,419     494,486     725,503
Changes from principal transactions:
   Purchase payments                                      14,728       22,717     617,679     466,791
   Transfers between sub-accounts and the
   company                                               168,848     (360,428)    429,278    (141,498)
   Withdrawals                                          (320,368)    (402,472)   (900,815)   (173,831)
   Annual contract fee                                    (3,336)      (3,390)    (25,765)    (22,059)
                                                      ----------   ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (140,128)    (743,573)    120,377     129,403
                                                      ----------   ----------  ----------  ----------
Total increase (decrease) in contract owners' equity      85,814     (408,154)    614,863     854,906
Contract owners' equity at beginning of period         3,936,572    4,344,726   7,781,740   6,926,834
                                                      ----------   ----------  ----------  ----------
Contract owners' equity at end of period              $4,022,386   $3,936,572  $8,396,603  $7,781,740
                                                      ==========   ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ----------------------------------------------
                                                       Financial Services- A   Financial Services- B
                                                      ----------------------  ----------------------
                                                         2006         2005       2006        2005
                                                      ----------  ----------  ----------  ----------
Income:
   Dividends                                          $    8,565  $    9,313  $    9,822  $    8,355
Expenses:
   Mortality and expense risk and administration
   charges                                                40,307      36,279      75,456      64,520
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                             (31,742)    (26,966)    (65,634)    (56,165)
Net realized gain (loss)                                 209,829     123,958     350,169     182,215
Unrealized appreciation (depreciation) during the
period                                                   345,490      47,593     641,905     177,832
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          523,577     144,585     926,440     303,882
Changes from principal transactions:
   Purchase payments                                      14,910       4,130     495,589     237,540
   Transfers between sub-accounts and the
   company                                               822,604    (268,445)    505,388    (229,036)
   Withdrawals                                          (219,286)   (151,371)   (389,175)   (186,007)
   Annual contract fee                                    (1,747)     (1,552)    (13,439)    (12,248)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             616,481    (417,238)    598,363    (189,751)
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity   1,140,058    (272,653)  1,524,803     114,131
Contract owners' equity at beginning of period         2,331,973   2,604,626   4,302,732   4,188,601
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $3,472,031  $2,331,973  $5,827,535  $4,302,732
                                                      ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                       Sub-Account
                                                      -------------------------------------------------
                                                      Quantitative Mid Cap- A  Quantitative  Mid Cap- B
                                                      -----------------------  ------------------------
                                                          2006        2005          2006        2005
                                                       ---------  -----------    ----------  ----------
Income:
   Dividends                                           $ 182,721  $        --    $  408,660  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                 8,832       25,961        20,180      24,615
                                                       ---------  -----------    ----------  ----------
Net investment income (loss)                             173,889      (25,961)      388,480     (24,615)
Net realized gain (loss)                                   4,237      364,585       (45,860)    238,764
Unrealized appreciation (depreciation) during the
period                                                  (167,098)    (139,024)     (328,794)    (43,477)
                                                       ---------  -----------    ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           11,028      199,600        13,826     170,672
Changes from principal transactions:
   Purchase payments                                       5,459        4,440        13,924      79,333
   Transfers between sub-accounts and the
   company                                               (94,949)    (942,617)     (142,560)    (95,941)
   Withdrawals                                           (94,431)    (299,602)     (121,458)    (86,353)
   Annual contract fee                                      (626)      (1,282)       (3,430)     (2,778)
                                                       ---------  -----------    ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (184,547)  (1,239,061)     (253,524)   (105,739)
                                                       ---------  -----------    ----------  ----------
Total increase (decrease) in contract owners' equity    (173,519)  (1,039,461)     (239,698)     64,933
Contract owners' equity at beginning of period           646,652    1,686,113     1,350,841   1,285,908
                                                       ---------  -----------    ----------  ----------
Contract owners' equity at end of period               $ 473,133  $   646,652    $1,111,143  $1,350,841
                                                       =========  ===========    ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      -----------------------------------------------
                                                         All Cap Value- A         All Cap Value- B
                                                      ----------------------  -----------------------
                                                         2006        2005         2006        2005
                                                      ----------  ----------  -----------  ----------
Income:
   Dividends                                          $  865,121  $  163,835  $ 1,949,551  $  317,669
Expenses:
   Mortality and expense risk and administration
   charges                                                63,454      58,689      141,648     129,909
                                                      ----------  ----------  -----------  ----------
Net investment income (loss)                             801,667     105,146    1,807,903     187,760
Net realized gain (loss)                                 109,751     232,603      206,873     459,445
Unrealized appreciation (depreciation) during the
period                                                  (477,458)   (137,124)  (1,051,207)   (329,093)
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          433,960     200,625      963,569     318,112
Changes from principal transactions:
   Purchase payments                                      15,482      59,165      445,421     706,863
   Transfers between sub-accounts and the
   company                                               132,078     437,493      151,154    (293,481)
   Withdrawals                                          (487,004)   (274,657)  (1,176,159)   (366,994)
   Annual contract fee                                    (2,234)     (2,493)     (26,411)    (26,028)
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (341,678)    219,508     (605,995)     20,360
                                                      ----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity      92,282     420,133      357,574     338,472
Contract owners' equity at beginning of period         3,790,652   3,370,519    8,417,115   8,078,643
                                                      ----------  ----------  -----------  ----------
Contract owners' equity at end of period              $3,882,934  $3,790,652  $ 8,774,689  $8,417,115
                                                      ==========  ==========  ===========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                       Sub-Account
                                                      ------------------------------------------------
                                                      Strategic Value- A (11)  Strategic Value- B (11)
                                                      -----------------------  -----------------------
                                                          2006        2005         2006        2005
                                                      -----------  ----------  -----------  ----------
Income:
   Dividends                                          $   354,060  $  159,518  $ 1,158,165  $  405,299
Expenses:
   Mortality and expense risk and administration
   charges                                                 21,649      25,704       61,480      67,009
                                                      -----------  ----------  -----------  ----------
Net investment income (loss)                              332,411     133,814    1,096,685     338,290
Net realized gain (loss)                                  (36,729)     14,810     (500,570)     51,831
Unrealized appreciation (depreciation) during the
period                                                   (163,701)   (178,750)    (195,560)   (482,618)
                                                      -----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           131,981     (30,126)     400,555     (92,497)
Changes from principal transactions:
   Purchase payments                                       20,503      38,933      190,123     342,768
   Transfers between sub-accounts and the
   company                                             (1,400,116)   (123,022)  (4,976,954)    415,526
   Withdrawals                                           (217,544)   (135,831)    (160,892)    (68,918)
   Annual contract fee                                     (1,235)     (1,445)     (14,702)    (15,673)
                                                      -----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,598,392)   (221,365)  (4,962,425)    673,703
                                                      -----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity   (1,466,411)   (251,491)  (4,561,870)    581,206
Contract owners' equity at beginning of period          1,466,411   1,717,902    4,561,870   3,980,664
                                                      -----------  ----------  -----------  ----------
Contract owners' equity at end of period              $        --  $1,466,411  $        --  $4,561,870
                                                      ===========  ==========  ===========  ==========

(11) On December 4, 2006, the Strategic Value - A sub-account and Strategic Value - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      ----------------------------------------------
                                                           Utilities- A            Utilities- B
                                                      ----------------------  ----------------------
                                                         2006        2005        2006        2005
                                                      ----------  ----------  ----------  ----------
Income:
   Dividends                                          $  564,497  $  232,904  $  856,752  $  244,447
Expenses:
   Mortality and expense risk and administration
   charges                                                65,879      56,772     102,281      68,333
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                             498,618     176,132     754,471     176,114
Net realized gain (loss)                                 234,132     381,852     350,344     331,896
Unrealized appreciation (depreciation) during the
period                                                   369,470     (71,706)    529,876      80,146
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                        1,102,220     486,278   1,634,691     588,156
Changes from principal transactions:
   Purchase payments                                      34,234      37,174     875,445   1,045,045
   Transfers between sub-accounts and the
   company                                               786,244     (77,193)    224,930     471,253
   Withdrawals                                          (215,488)   (264,753)   (226,231)   (127,663)
   Annual contract fee                                    (3,301)     (2,532)    (12,308)    (11,111)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             601,689    (307,304)    861,836   1,377,524
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity   1,703,909     178,974   2,496,527   1,965,680
Contract owners' equity at beginning of period         3,647,241   3,468,267   5,065,862   3,100,182
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $5,351,150  $3,647,241  $7,562,389  $5,065,862
                                                      ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                          Mid Cap Value- A          Mid Cap Value- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 1,930,482  $   460,085  $ 4,172,961  $   818,865
Expenses:
   Mortality and expense risk and administration
   charges                                                173,091      189,501      381,085      363,821
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                            1,757,391      270,584    3,791,876      455,044
Net realized gain (loss)                                  816,324      605,977    1,014,969    1,185,021
Unrealized appreciation (depreciation) during the
period                                                 (1,520,521)    (152,667)  (2,561,998)    (253,272)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,053,194      723,894    2,244,847    1,386,793
Changes from principal transactions:
   Purchase payments                                       54,562       76,178    1,084,736    2,869,946
   Transfers between sub-accounts and the
   company                                               (838,414)     945,406   (1,888,772)    (843,542)
   Withdrawals                                         (2,054,098)  (1,217,135)  (1,727,171)    (711,870)
   Annual contract fee                                     (7,630)      (7,591)     (65,460)     (65,463)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (2,845,580)    (203,142)  (2,596,667)   1,249,071
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (1,792,386)     520,752     (351,820)   2,635,864
Contract owners' equity at beginning of period         12,242,727   11,721,975   24,444,304   21,808,440
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $10,450,341  $12,242,727  $24,092,484  $24,444,304
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      -------------------------------------------------
                                                        Fundamental Value- A     Fundamental Value- B
                                                      -----------------------  ------------------------
                                                          2006        2005         2006         2005
                                                      -----------  ----------  -----------  -----------
Income:
   Dividends                                          $   383,296  $   43,898  $ 1,097,954  $    40,532
Expenses:
   Mortality and expense risk and administration
   charges                                                147,822     156,864      474,209      310,922
                                                      -----------  ----------  -----------  -----------
Net investment income (loss)                              235,474    (112,966)     623,745     (270,390)
Net realized gain (loss)                                  731,872     379,066    1,071,362      524,961
Unrealized appreciation (depreciation) during the
period                                                     96,211     373,515    1,972,672    1,183,605
                                                      -----------  ----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,063,557     639,615    3,667,779    1,438,176
Changes from principal transactions:
   Purchase payments                                       19,232      48,066    7,901,600    4,742,426
   Transfers between sub-accounts and the
   company                                                126,327     (33,416)   2,636,558    1,071,013
   Withdrawals                                         (1,675,092)   (839,375)  (1,150,940)    (543,476)
   Annual contract fee                                     (6,075)     (5,951)     (58,500)     (46,221)
                                                      -----------  ----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,535,608)   (830,676)   9,328,718    5,223,742
                                                      -----------  ----------  -----------  -----------
Total increase (decrease) in contract owners' equity     (472,051)   (191,061)  12,996,497    6,661,918
Contract owners' equity at beginning of period          9,548,498   9,739,559   23,935,360   17,273,442
                                                      -----------  ----------  -----------  -----------
Contract owners' equity at end of period              $ 9,076,447  $9,548,498  $36,931,857  $23,935,360
                                                      ===========  ==========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      ----------------------------------------------
                                                        Emerging Growth- B    Natural Resources- B
                                                      --------------------  ------------------------
                                                         2006       2005        2006        2005
                                                      ----------  --------  -----------  -----------
Income:
   Dividends                                          $  551,446  $     --  $ 2,779,707  $   166,699
Expenses:
   Mortality and expense risk and administration
   charges                                                22,396    11,040      231,171      136,811
                                                      ----------  --------  -----------  -----------
Net investment income (loss)                             529,050   (11,040)   2,548,536       29,888
Net realized gain (loss)                                (216,140)   27,072    2,088,004      960,722
Unrealized appreciation (depreciation) during the
period                                                  (229,817)   29,010   (2,477,972)   2,046,008
                                                      ----------  --------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           83,093    45,042    2,158,568    3,036,618
Changes from principal transactions:
   Purchase payments                                      58,163    85,774    2,047,844    1,102,006
   Transfers between sub-accounts and the
   company                                               639,513   122,522   (1,120,223)   3,193,709
   Withdrawals                                          (250,229)  (21,871)    (919,851)    (388,008)
   Annual contract fee                                    (4,229)   (2,321)     (29,830)     (18,420)
                                                      ----------  --------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             443,218   184,104      (22,060)   3,889,287
                                                      ----------  --------  -----------  -----------
Total increase (decrease) in contract owners' equity     526,311   229,146    2,136,508    6,925,905
Contract owners' equity at beginning of period           899,544   670,398   12,127,398    5,201,493
                                                      ----------  --------  -----------  -----------
Contract owners' equity at end of period              $1,425,855  $899,544  $14,263,906  $12,127,398
                                                      ==========  ========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ------------------------------------------------
                                                        Mid Cap Core- B (12)    Quantitative All Cap-B
                                                      ------------------------  ----------------------
                                                         2006          2005          2006      2005
                                                      -----------  -----------    ---------  --------
Income:
   Dividends                                          $   856,482  $   458,834    $  47,664  $ 49,430
Expenses:
   Mortality and expense risk and administration
   charges                                                 51,224       61,756        8,066     7,194
                                                      -----------  -----------    ---------  --------
Net investment income (loss)                              805,258      397,078       39,598    42,236
Net realized gain (loss)                                 (482,446)      86,331       21,324    10,620
Unrealized appreciation (depreciation) during the
period                                                    (84,254)    (377,303)       4,337   (19,966)
                                                      -----------  -----------     --------  --------
Net increase (decrease) in contract owners equity
from operations                                           238,558      106,106       65,259    32,890
Changes from principal transactions:
   Purchase payments                                      358,262      382,615       15,512    92,644
   Transfers between sub-accounts and the
   company                                             (3,664,020)  (1,532,573)    (165,658)  164,959
   Withdrawals                                           (283,312)    (176,989)     (20,257)  (10,540)
   Annual contract fee                                     (9,494)     (13,194)      (1,610)   (1,453)
                                                      -----------  -----------    ---------  --------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (3,598,564)  (1,340,141)    (172,013)  245,610
                                                      -----------  -----------    -------------------
Total increase (decrease) in contract owners' equity   (3,360,006)  (1,234,035)    (106,754)  278,500
Contract owners' equity at beginning of period          3,360,006    4,594,041      630,807   352,307
                                                      -----------  -----------    ---------  --------
Contract owners' equity at end of period              $        --  $ 3,360,006    $ 524,053  $630,807
                                                      ===========  ===========    =========  ========

(12) On December 4, 2006, the Mid Cap Core B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                       Sub-Account
                                                      -----------------------------------------------
                                                                                     Small Cap
                                                        Large Cap Value- B     Opportunities- A (13)
                                                      -----------------------  ----------------------
                                                          2006        2005        2006        2005
                                                      -----------  ----------  ----------  ----------
Income:
   Dividends                                          $   472,260  $       --  $  145,456  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                 97,273      61,471      67,080      47,712
                                                      -----------  ----------  ----------  ----------
Net investment income (loss)                              374,987     (61,471)     78,376     (47,712)
Net realized gain (loss)                               (1,324,245)    240,815     226,036     810,426
Unrealized appreciation (depreciation) during the
period                                                    (27,560)    365,134      80,123     587,353
                                                      -----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          (976,818)    544,478     384,535   1,350,067
Changes from principal transactions:
   Purchase payments                                      650,257     520,126       4,724       3,380
   Transfers between sub-accounts and the
   company                                              4,490,143   1,742,067    (252,454)  3,821,147
   Withdrawals                                           (415,753)   (396,240)   (744,885)   (586,078)
   Annual contract fee                                    (12,060)     (8,598)     (1,831)     (1,469)
                                                      -----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            4,712,587   1,857,355    (994,446)  3,236,980
                                                      -----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity    3,735,769   2,401,833    (609,911)  4,587,047
Contract owners' equity at beginning of period          4,958,669   2,556,836   4,587,047           0
                                                      -----------  ----------  ----------  ----------
Contract owners' equity at end of period              $ 8,694,438  $4,958,669  $3,977,136  $4,587,047
                                                      ===========  ==========  ==========  ==========

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                      Small Cap Opportunities- B    Special Value- B
                                                      --------------------------  --------------------
                                                           2006        2005          2006       2005
                                                        ----------  ----------    ---------  ---------
Income:
   Dividends                                            $  272,048  $   55,557    $  88,478  $   3,508
Expenses:
   Mortality and expense risk and administration
   charges                                                 136,613     101,872       12,873     13,968
                                                        ----------  ----------    ---------  ---------
Net investment income (loss)                               135,435     (46,315)      75,605    (10,460)
Net realized gain (loss)                                   319,175    (485,854)      27,564     40,014
Unrealized appreciation (depreciation) during the
period                                                     235,631     863,421      (44,329)     3,279
                                                        ----------  ----------    ---------  ---------
Net increase (decrease) in contract owners equity
from operations                                            690,241     331,252       58,840     32,833
Changes from principal transactions:
   Purchase payments                                       780,978     360,180       46,611     59,408
   Transfers between sub-accounts and the
   company                                                (551,108)  5,422,246      (59,057)     7,552
   Withdrawals                                            (447,529)   (190,461)    (121,444)  (143,859)
   Annual contract fee                                     (29,352)    (20,531)      (1,404)    (2,036)
                                                        ----------  ----------    ---------  ---------
Net increase (decrease) in contract owners' equity
from principal transactions:                              (247,011)  5,571,434     (135,294)   (78,935)
                                                        ----------  ----------    ---------  ---------
Total increase (decrease) in contract owners' equity       443,230   5,902,686      (76,454)   (46,102)
Contract owners' equity at beginning of period           8,363,315   2,460,629      811,017    857,119
                                                        ----------  ----------    ---------  ---------
Contract owners' equity at end of period                $8,806,545  $8,363,315    $ 734,563  $ 811,017
                                                        ==========  ==========    =========  =========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      --------------------------------------------------
                                                         Real Return Bond- B    American International- B
                                                      ------------------------  -------------------------
                                                          2006         2005          2006         2005
                                                      -----------  -----------   -----------  -----------
Income:
   Dividends                                          $   606,271  $   648,867   $ 1,313,186  $ 2,587,932
Expenses:
   Mortality and expense risk and administration
   charges                                                215,117      247,904     1,249,358      614,944
                                                      -----------  -----------   -----------  -----------
Net investment income (loss)                              391,154      400,963        63,828    1,972,988
Net realized gain (loss)                                 (148,287)     228,570     2,847,679      752,610
Unrealized appreciation (depreciation) during the
period                                                   (434,936)    (698,824)    8,762,244    5,710,075
                                                      -----------  -----------   -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          (192,069)     (69,291)   11,673,751    8,435,673
Changes from principal transactions:
   Purchase payments                                      254,074    1,095,990    24,790,953   23,766,350
   Transfers between sub-accounts and the
   company                                             (3,425,010)   3,690,240     5,713,158    5,749,944
   Withdrawals                                         (2,195,885)    (647,411)   (5,421,311)  (1,330,197)
   Annual contract fee                                    (30,738)     (31,791)      (77,995)     (39,388)
                                                      -----------  -----------   -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (5,397,559)   4,107,028    25,004,805   28,146,709
                                                      -----------  -----------   -----------  -----------
Total increase (decrease) in contract owners' equity   (5,589,628)   4,037,737    36,678,556   36,582,382
Contract owners' equity at beginning of period         16,444,746   12,407,009    58,260,081   21,677,699
                                                      -----------  -----------   -----------  -----------
Contract owners' equity at end of period              $10,855,118  $16,444,746   $94,938,637  $58,260,081
                                                      ===========  ===========   ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                                                     American Blue Chip
                                                         American Growth- B          Income & Growth- B
                                                      --------------------------  ------------------------
                                                          2006          2005          2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $  1,068,507  $     83,653  $   421,912  $ 1,895,911
Expenses:
   Mortality and expense risk and administration
   charges                                               2,193,255     1,191,642      316,716      277,090
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                            (1,124,748)   (1,107,989)     105,196    1,618,821
Net realized gain (loss)                                 3,175,803     1,232,420      514,031   (1,835,456)
Unrealized appreciation (depreciation) during the
period                                                   8,337,417    11,256,349    2,165,784   (1,025,325)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         10,388,472    11,380,780    2,785,011   (1,241,960)
Changes from principal transactions:
   Purchase payments                                    38,400,115    42,436,636      751,565    3,115,741
   Transfers between sub-accounts and the
   company                                               9,356,140     8,516,160      523,928      267,421
   Withdrawals                                          (6,916,761)   (2,379,388)  (1,561,435)    (917,613)
   Annual contract fee                                    (167,805)     (120,358)     (51,212)     (46,288)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            40,671,689    48,453,050     (337,154)   2,419,261
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity    51,060,161    59,833,830    2,447,857    1,177,301
Contract owners' equity at beginning of period         109,808,347    49,974,517   18,446,369   17,269,068
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $160,868,508  $109,808,347  $20,894,226  $18,446,369
                                                      ============  ============  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                       American Growth Income-B  American Bond Fund- B (14)
                                                      -------------------------  --------------------------
                                                          2006          2005          2006         2005
                                                      ------------  -----------   -----------  -----------
Income:
   Dividends                                          $  1,224,110  $   274,067   $        --  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                               1,914,716    1,005,471       808,940       68,523
                                                      ------------  -----------   -----------  -----------
Net investment income (loss)                              (690,606)    (731,404)     (808,940)     (68,523)
Net realized gain (loss)                                 1,903,390      361,746       (21,850)   2,123,654
Unrealized appreciation (depreciation) during the
period                                                  13,162,582    3,635,898     3,363,463       98,216
                                                      ------------  -----------   -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         14,375,366    3,266,240     2,532,673    2,153,347
Changes from principal transactions:
   Purchase payments                                    37,322,905   43,086,413    37,946,958   16,177,038
   Transfers between sub-accounts and the
   company                                               5,271,952    9,482,333    12,222,254    4,178,612
   Withdrawals                                          (6,806,996)  (2,784,772)   (1,094,851)     (60,549)
   Annual contract fee                                    (103,307)     (72,242)       (3,262)        (335)
                                                      ------------  -----------   -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            35,684,554   49,711,732    49,071,099   20,294,766
                                                      ------------  -----------   -----------  -----------
Total increase (decrease) in contract owners' equity    50,059,920   52,977,972    51,603,772   22,448,113
Contract owners' equity at beginning of period          92,410,245   39,432,273    22,448,113            0
                                                      ------------  -----------   -----------  -----------
Contract owners' equity at end of period              $142,470,165  $92,410,245   $74,051,885  $22,448,113
                                                      ============  ===========   ===========  ===========

(14) On August 1, 2005, the American Bond - B sub-account commenced operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      ------------------------------------------------------
                                                      American Century-Small Company    PIMCO VIT All Asset
                                                      ------------------------------  ----------------------
                                                              2006      2005             2006        2005
                                                           ---------  --------        ----------  ----------
Income:
   Dividends                                               $  48,177  $ 10,636        $  266,753  $  194,421
Expenses:
   Mortality and expense risk and administration
   charges                                                     5,324     6,264            84,597      63,203
                                                           ---------  --------        ----------  ----------
Net investment income (loss)                                  42,853     4,372           182,156     131,218
Net realized gain (loss)                                      12,100     1,468            38,053      34,884
Unrealized appreciation (depreciation) during the
period                                                       (36,782)   19,987           (91,052)     15,375
                                                           ---------  --------        ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                               18,171    25,827           129,157     181,477
Changes from principal transactions:
   Purchase payments                                          16,617    84,310           464,203     471,216
   Transfers between sub-accounts and the
   company                                                  (225,490)  340,765          (746,652)  2,727,188
   Withdrawals                                               (36,748)   (9,287)         (475,226)   (153,862)
   Annual contract fee                                          (585)     (414)          (14,660)     (6,723)
                                                           ---------  --------        ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                                (246,206)  415,374          (772,335)  3,037,819
                                                           ---------  --------        ----------  ----------
Total increase (decrease) in contract owners' equity        (228,035)  441,201          (643,178)  3,219,296
Contract owners' equity at beginning of period               507,868    66,667         5,434,732   2,215,436
                                                           ---------  --------        ----------  ----------
Contract owners' equity at end of period                   $ 279,833  $507,868        $4,791,554  $5,434,732
                                                           =========  ========        ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      Sub-Account
                                                      ----------------------------------------------
                                                         LMFC Core Equity        PIM Classic Value
                                                      ----------------------  ----------------------
                                                         2006        2005        2006        2005
                                                      ----------  ----------  ----------  ----------
Income:
   Dividends                                          $  371,850  $       --  $   60,188  $   63,264
Expenses:
   Mortality and expense risk and administration
   charges                                                92,645      58,064      28,716      17,686
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                             279,205     (58,064)     31,472      45,578
Net realized gain (loss)                                  34,543     107,153      88,125      20,045
Unrealized appreciation (depreciation) during the
period                                                   (48,854)    259,595     141,272      29,521
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          264,894     308,684     260,869      95,144
Changes from principal transactions:
   Purchase payments                                     506,742   2,568,696     311,420     328,094
   Transfers between sub-accounts and the
   company                                               781,179     697,418     599,138     104,214
   Withdrawals                                          (290,920)    (96,009)    (55,274)    (11,443)
   Annual contract fee                                    (5,381)       (677)     (1,246)       (106)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             991,620   3,169,428     854,038     420,759
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity   1,256,514   3,478,112   1,114,907     515,903
Contract owners' equity at beginning of period         5,273,370   1,795,258   1,274,094     758,191
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $6,529,884  $5,273,370  $2,389,001  $1,274,094
                                                      ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                    Sub-Account
                                                      ------------------------------------------
                                                                          U.S. Global Leaders
                                                      Quantitative Value     Growth- A (13)
                                                      ------------------  ----------------------
                                                        2006      2005       2006        2005
                                                      --------  --------  ----------  ----------
Income:
   Dividends                                          $ 25,266  $  3,251  $   15,395  $   31,049
Expenses:
   Mortality and expense risk and administration
   charges                                               3,550     1,840      26,759      19,579
                                                      --------  --------  ----------  ----------
Net investment income (loss)                            21,716     1,411     (11,364)     11,470
Net realized gain (loss)                                (6,957)      407       4,981      20,342
Unrealized appreciation (depreciation) during the
period                                                   7,749       320       3,021     102,256
                                                      --------  --------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         22,508     2,138      (3,362)    134,068
Changes from principal transactions:
   Purchase payments                                         0   107,275       7,914       1,100
   Transfers between sub-accounts and the
   company                                              48,874   (83,272)     (1,362)  1,610,477
   Withdrawals                                          (3,594)   (9,393)   (132,053)    (70,375)
   Annual contract fee                                    (392)     (554)     (1,715)     (1,045)
                                                      --------  --------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            44,888    14,056    (127,216)  1,540,157
                                                      --------  --------  ----------  ----------
Total increase (decrease) in contract owners' equity    67,396    16,194    (130,578)  1,674,225
Contract owners' equity at beginning of period         123,912   107,718   1,674,225           0
                                                      --------  --------  ----------  ----------
Contract owners' equity at end of period              $191,308  $123,912  $1,543,647  $1,674,225
                                                      ========  ========  ==========  ==========

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      ----------------------------------------------
                                                        U.S. Global Leaders        John Hancock
                                                             Growth- B           Strategic Income
                                                      ----------------------  ----------------------
                                                          2006       2005        2006         2005
                                                      ----------  ----------  ----------  ----------
Income:
   Dividends                                          $   41,110  $   77,720  $   65,060  $   64,464
Expenses:
   Mortality and expense risk and administration
   charges                                                67,324      52,569      35,485      22,506
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                             (26,214)     25,151      29,575      41,958
Net realized gain (loss)                                  51,514      14,972      13,230       2,627
Unrealized appreciation (depreciation) during the
period                                                   (28,664)    258,262        (369)    (33,686)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           (3,364)    298,385      42,436      10,899
Changes from principal transactions:
   Purchase payments                                      86,836     412,467     112,712     509,783
   Transfers between sub-accounts and the
   company                                              (562,212)  3,366,414     596,580     478,448
   Withdrawals                                          (176,294)    (82,851)   (224,424)    (25,832)
   Annual contract fee                                   (10,010)     (7,232)     (2,232)       (328)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (661,680)  3,688,798     482,636     962,071
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity    (665,044)  3,987,183     525,072     972,970
Contract owners' equity at beginning of period         4,576,232     589,049   1,718,510     745,540
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $3,911,188  $4,576,232  $2,243,582  $1,718,510
                                                      ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                       Sub-Account
                                                      ----------------------------------------------
                                                      John Hancock Intl' Eq   John Hancock Intl' Eq
                                                           Index- A (15)           Index- B (15)
                                                      ----------------------  ----------------------
                                                         2006        2005        2006        2005
                                                      ----------  ----------  ----------  -----------
Income:
   Dividends                                          $   24,117  $   81,598  $   50,744  $  216,386
Expenses:
   Mortality and expense risk and administration
   charges                                                23,124      14,357      57,311      39,430
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                                 993      67,241      (6,567)    176,956
Net realized gain (loss)                                 101,943      52,007     144,078      65,492
Unrealized appreciation (depreciation) during the
period                                                   210,630       1,152     614,466     123,557
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          313,566     120,400     751,977     366,005
Changes from principal transactions:
   Purchase payments                                       9,603       8,799     165,046     414,759
   Transfers between sub-accounts and the
   company                                               468,292      59,449     318,854     (72,890)
   Withdrawals                                          (169,322)   (106,470)   (199,673)    (58,120)
   Annual contract fee                                      (792)       (744)    (11,380)     (8,193)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             307,781     (38,966)    272,847     275,556
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity     621,347      81,434   1,024,824     641,561
Contract owners' equity at beginning of period         1,087,074   1,005,640   3,077,328   2,435,767
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $1,708,421  $1,087,074  $4,102,152  $3,077,328
                                                      ==========  ==========  ==========  ==========

(14) On April 29, 2005, the John Hancock VST International Equity Index sub-account was renamed John Hancock International Equity Index sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      --------------------------------------------------
                                                         Active Bond- A (13)       Active Bond-B (12)
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   266,708  $    25,253  $ 1,630,598  $   141,673
Expenses:
   Mortality and expense risk and administration
   charges                                                148,494      113,766    1,010,529      614,408
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              118,214      (88,513)     620,069     (472,735)
Net realized gain (loss)                                   17,125       13,544     (159,193)     (39,589)
Unrealized appreciation (depreciation) during the
period                                                    112,153      134,635      930,155      578,289
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           247,492       59,666    1,391,031       65,965
Changes from principal transactions:
   Purchase payments                                       36,496        6,735    3,001,154   16,016,427
   Transfers between sub-accounts and the
   company                                               (656,928)  11,186,344      524,626   48,032,511
   Withdrawals                                         (1,241,941)  (1,029,999)  (4,175,660)    (889,323)
   Annual contract fee                                     (4,944)      (3,360)     (40,977)     (10,420)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,867,317)  10,159,720     (690,857)  63,149,195
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (1,619,825)  10,219,386      700,174   63,215,160
Contract owners' equity at beginning of period         10,219,386            0   63,215,160            0
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $ 8,599,561  $10,219,386  $63,915,334  $63,215,160
                                                      ===========  ===========  ===========  ===========

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      ---------------------------------------------------------
                                                                                    Independence Investment LLC
                                                      CGTC Overseas Equity- B (13)        Small Cap-B (13)
                                                      ----------------------------  ---------------------------
                                                             2006      2005                2006     2005
                                                           --------  --------            -------  -------
Income:
   Dividends                                               $ 22,005  $  1,778            $ 7,986  $    --
Expenses:
   Mortality and expense risk and administration
   charges                                                    9,851       768              1,267      224
                                                           --------  --------            -------  -------
Net investment income (loss)                                 12,154     1,010              6,719     (224)
Net realized gain (loss)                                     19,307     4,871             (3,307)     120
Unrealized appreciation (depreciation) during the
period                                                       60,669     7,950             (3,429)   1,741
                                                           --------  --------            -------  -------
Net increase (decrease) in contract owners equity
from operations                                              92,130    13,831                (17)   1,637
Changes from principal transactions:
   Purchase payments                                        220,178    61,421             11,032      500
   Transfers between sub-accounts and the
   company                                                  386,615    95,528              2,191   58,069
   Withdrawals                                              (46,827)     (877)            (1,646)       0
   Annual contract fee                                       (1,588)     (163)              (211)      (7)
                                                           --------  --------            -------  -------
Net increase (decrease) in contract owners' equity
from principal transactions:                                558,378   155,909             11,366   58,562
                                                           --------  --------            -------  -------
Total increase (decrease) in contract owners' equity        650,508   169,740             11,349   60,199
Contract owners' equity at beginning of period              169,740         0             60,199        0
                                                           --------  --------            -------  -------
Contract owners' equity at end of period                   $820,248  $169,740            $71,548  $60,199
                                                           ========  ========            =======  =======

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                      Marisco International
                                                      Opportunities- B (13)  T Rowe Price Mid Value- B (13)
                                                      ---------------------  ------------------------------
                                                         2006       2005             2006       2005
                                                      ----------  --------        ----------  --------
Income:
   Dividends                                          $   64,504  $     --        $   45,662  $    803
Expenses:
   Mortality and expense risk and administration
   charges                                                25,699     2,869            11,431       551
                                                      ----------  --------        ----------  --------
Net investment income (loss)                              38,805    (2,869)           34,231       252
Net realized gain (loss)                                  22,125    17,293             5,623       165
Unrealized appreciation (depreciation) during the
period                                                   256,056    66,290            86,774     2,907
                                                      ----------  --------        ----------  --------
Net increase (decrease) in contract owners equity
from operations                                          316,986    80,714           126,628     3,324
Changes from principal transactions:
   Purchase payments                                     471,657    86,675           270,357    91,005
   Transfers between sub-accounts and the
   company                                             1,861,746   437,323           605,884    94,503
   Withdrawals                                          (156,343)   (3,951)          (42,433)   (1,237)
   Annual contract fee                                    (2,619)      (83)             (962)      (21)
                                                      ----------  --------        ----------  --------
Net increase (decrease) in contract owners' equity
from principal transactions:                           2,174,441   519,964           832,846   184,250
                                                      ----------  --------        ----------  --------
Total increase (decrease) in contract owners' equity   2,491,427   600,678           959,474   187,574
Contract owners' equity at beginning of period           600,678         0           187,574         0
                                                      ----------  --------        ----------  --------
Contract owners' equity at end of period              $3,092,105  $600,678        $1,147,048  $187,574
                                                      ==========  ========        =========   ========

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                   Sub-Account
                                                      --------------------------------------
                                                           UBS Large        U.S. High Yield
                                                          Cap-  B(13)          Bond- B (13)
                                                      -------------------  -----------------
                                                         2006      2005      2006      2005
                                                      ---------  --------  --------  -------
Income:
   Dividends                                          $   2,541  $     --  $  3,446  $    --
Expenses:
   Mortality and expense risk and administration
   charges                                                1,560       205     2,126      175
                                                      ---------  --------  --------  -------
Net investment income (loss)                                981      (205)    1,320     (175)
Net realized gain (loss)                                  3,416         7       637        6
Unrealized appreciation (depreciation) during the
period                                                   10,491     2,094     8,668      922
                                                      ---------  --------  --------  -------
Net increase (decrease) in contract owners equity
from operations                                          14,888     1,896    10,625      753
Changes from principal transactions:
   Purchase payments                                      6,976    16,500     4,302    3,215
   Transfers between sub-accounts and the
   company                                               27,834    82,689   214,715   63,635
   Withdrawals                                             (523)        0   (10,750)    (259)
   Annual contract fee                                     (397)        0       (36)       0
                                                      ---------  --------  --------  -------
Net increase (decrease) in contract owners' equity
from principal transactions:                             33,890    99,189   208,231   66,591
                                                      ---------  --------  --------  -------
Total increase (decrease) in contract owners' equity     48,778   101,085   218,856   67,344
Contract owners' equity at beginning of period          101,085         0    67,344        0
                                                      ---------  --------  --------  -------
Contract owners' equity at end of period              $ 149,863  $101,085  $286,200  $67,344
                                                      =========  ========  ========  =======

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      Sub-Account
                                                      ------------------------------------------
                                                      Wellington Small Cap  Wellington Small Cap
                                                         Growth- B (13)         Value-B (13)
                                                      --------------------  --------------------
                                                         2006       2005       2006       2005
                                                      ----------  --------  ----------  --------
Income:
   Dividends                                          $       --  $  4,582  $  251,761  $  4,794
Expenses:
   Mortality and expense risk and administration
   charges                                                17,618     1,725      25,622     3,456
                                                      ----------  --------  ----------  --------
Net investment income (loss)                             (17,618)    2,857     226,139     1,338
Net realized gain (loss)                                  48,389     1,457     (74,427)    3,155
Unrealized appreciation (depreciation) during the
period                                                    57,102    22,448     102,762     4,349
                                                      ----------  --------  ----------  --------
Net increase (decrease) in contract owners equity
from operations                                           87,873    26,762     254,474     8,842
Changes from principal transactions:
   Purchase payments                                     299,467    72,226     294,001   238,855
   Transfers between sub-accounts and the
   company                                               436,606   379,134     903,361   582,700
   Withdrawals                                           (27,769)      (28)    (97,958)   (2,778)
   Annual contract fee                                    (1,289)     (138)     (1,740)     (147)
                                                      ----------  --------  ----------  --------
Net increase (decrease) in contract owners' equity
from principal transactions:                             707,015   451,194   1,097,664   818,630
                                                      ----------  --------  ----------  --------
Total increase (decrease) in contract owners' equity     794,888   477,956   1,352,138   827,472
Contract owners' equity at beginning of period           477,956         0     827,472         0
                                                      ----------  --------  ----------  --------
Contract owners' equity at end of period              $1,272,844  $477,956  $2,179,610  $827,472
                                                      ==========  ========  ==========  ========

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                               Sub-Account
                                                      ---------------------------------------------------------

                                                      Wells Capital Core         Index             Large Cap
                                                          Bond-B (13)      Allocation - B (16)   Value - A (17)
                                                      ------------------  --------------------  ---------------
                                                         2006      2005           2006               2006
                                                      ---------  -------  --------------------  ---------------
Income:
   Dividends                                          $   3,170  $    --      $   130,376          $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                3,263      430           65,347               3,702
                                                      ---------  -------      -----------          ----------
Net investment income (loss)                                (93)    (430)          65,029              (3,702)
Net realized gain (loss)                                  4,926      (47)          (3,785)          1,756,598
Unrealized appreciation (depreciation) during the
period                                                    4,788      336          560,089              46,682
                                                      ---------  -------      -----------          ----------
Net increase (decrease) in contract owners equity
from operations                                           9,621     (141)         621,333           1,799,578
Changes from principal transactions:
   Purchase payments                                          0   45,250        7,833,175               3,681
   Transfers between sub-accounts and the
   company                                              252,364   39,407        4,560,581           1,214,311
   Withdrawals                                         (135,738)       0          (14,046)            (23,796)
   Annual contract fee                                      (21)      --             (489)               (770)
                                                      ---------  -------      -----------          ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            116,605   84,657       12,379,221           1,193,426
                                                      ---------  -------      -----------          ----------
Total increase (decrease) in contract owners' equity    126,226   84,516       13,000,554           2,993,004
Contract owners' equity at beginning of period           84,516       --               --                  --
                                                      ---------  -------      -----------          ----------
Contract owners' equity at end of period              $ 210,742  $84,516      $13,000,554          $2,993,004
                                                      =========  =======      ===========          ==========

(13) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

(16) Commencement of Operations, February 16, 2006, through a vote of the Board of Directors.

(17) Commencement of Operations, December 1, 2006, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                      Scudder Capital Growth-B  Scudder Global Discovery- B
                                                      ------------------------  ---------------------------
                                                          2006        2005           2006         2005
                                                       ----------  ----------     ----------  ----------
Income:
   Dividends                                           $   10,213  $    9,199     $   24,506  $    5,077
Expenses:
   Mortality and expense risk and administration
   charges                                                 87,477      65,729         43,806      26,954
                                                       ----------  ----------     ----------  ----------
Net investment income (loss)                              (77,264)    (56,530)       (19,300)    (21,877)
Net realized gain (loss)                                  140,011      84,514        173,536      72,674
Unrealized appreciation (depreciation) during the
period                                                    264,363     451,187        336,614     248,719
                                                       ----------  ----------     ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           327,110     479,171        490,850     299,516
Changes from principal transactions:
   Purchase payments                                       52,186     134,882         26,573      76,184
   Transfers between sub-accounts and the
   company                                              2,549,524   3,571,835        139,574     833,481
   Withdrawals                                           (554,414)   (102,031)       (83,561)    (19,938)
   Annual contract fee                                    (20,125)    (15,215)       (11,474)     (6,928)
                                                       ----------  ----------     ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            2,027,171   3,589,471         71,112     882,799
                                                       ----------  ----------     ----------  ----------
Total increase (decrease) in contract owners' equity    2,354,281   4,068,642        561,962   1,182,315
Contract owners' equity at beginning of period          5,559,174   1,490,532      2,476,652   1,294,337
                                                       ----------  ----------     ----------  ----------
Contract owners' equity at end of period               $7,913,455  $5,559,174     $3,038,614  $2,476,652
                                                       ==========  ==========     ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                      Scudder Growth & Income-B  Scudder Health Sciences-B
                                                      -------------------------  -------------------------
                                                          2006        2005           2006         2005
                                                       ----------  ----------     ----------  -----------
Income:
   Dividends                                           $   25,016  $   27,710     $   11,129  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                                 65,295      56,213         45,734       41,900
                                                       ----------  ----------     ----------  -----------
Net investment income (loss)                              (40,279)    (28,503)       (34,605)     (41,900)
Net realized gain (loss)                                   89,664      69,086        156,775       51,453
Unrealized appreciation (depreciation) during the
period                                                    405,625     169,217           (249)     153,695
                                                       ----------  ----------     ----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           455,010     209,800        121,921      163,248
Changes from principal transactions:
   Purchase payments                                      145,104    (125,978)        47,860      131,413
   Transfers between sub-accounts and the
   company                                                 (5,307)  1,022,247        429,450      168,212
   Withdrawals                                           (276,458)   (171,074)      (772,867)     (91,552)
   Annual contract fee                                    (14,465)    (13,283)       (12,867)     (10,232)
                                                       ----------  ----------     ----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (151,126)    711,912       (308,424)     197,841
                                                       ----------  ----------     ----------  -----------
Total increase (decrease) in contract owners' equity      303,884     921,712       (186,503)     361,089
Contract owners' equity at beginning of period          3,982,904   3,061,192      2,812,643    2,451,554
                                                       ----------  ----------     ----------  -----------
Contract owners' equity at end of period               $4,286,788  $3,982,904     $2,626,140  $ 2,812,643
                                                       ==========  ==========     ==========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      --------------------------------------------------------
                                                      Scudder International- B  Scudder Mid Cap Growth- B (18)
                                                      ------------------------  ------------------------------
                                                          2006        2005              2006       2005
                                                       ----------  ----------       ----------  ----------
Income:
   Dividends                                           $   61,803  $   48,516       $       --  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                 64,718      56,401           25,068      20,019
                                                       ----------  ----------       ----------  ----------
Net investment income (loss)                               (2,915)     (7,885)         (25,068)    (20,019)
Net realized gain (loss)                                  366,951     173,043          121,644      35,237
Unrealized appreciation (depreciation) during the
period                                                    482,663     287,287            7,959     121,361
                                                       ----------  ----------       ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           846,699     452,445          104,535     136,579
Changes from principal transactions:
   Purchase payments                                       41,758     133,716            4,282      14,951
   Transfers between sub-accounts and the
   company                                              1,021,707    (380,212)         402,784     (55,380)
   Withdrawals                                           (765,554)    (82,170)        (207,864)    (38,820)
   Annual contract fee                                    (13,434)    (10,805)          (7,146)     (5,328)
                                                       ----------  ----------       ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                              284,477    (339,471)         192,056     (84,577)
                                                       ----------  ----------       ----------  ----------
Total increase (decrease) in contract owners' equity    1,131,176     112,974          296,591      52,002
Contract owners' equity at beginning of period          3,746,485   3,633,511        1,362,952   1,310,950
                                                       ----------  ----------       ----------  ----------
Contract owners' equity at end of period               $4,877,661  $3,746,485       $1,659,543  $1,362,952
                                                       ==========  ==========       ==========  ==========

(18) On October 28, 2005, the Scudder Aggressive Growth - B sub-account was renamed Scudder Mid Cap Growth - B sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ---------------------------------------------------
                                                        Scudder Blue Chip-B    Scudder Contrarian Value-B
                                                      -----------------------  --------------------------
                                                         2006         2005          2006        2005
                                                      -----------  ----------    ----------  ----------
Income:
   Dividends                                          $   259,600  $   24,193    $   56,589  $   70,170
Expenses:
   Mortality and expense risk and administration
   charges                                                 74,110      68,094        73,434      72,803
                                                      -----------  ----------    ----------  ----------
Net investment income (loss)                              185,490     (43,901)      (16,845)     (2,633)
Net realized gain (loss)                                  335,523     109,014       123,382      76,935
Unrealized appreciation (depreciation) during the
period                                                     52,016     269,783       481,425     (79,785)
                                                      -----------  ----------    ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           573,029     334,896       587,962      (5,483)
Changes from principal transactions:
   Purchase payments                                       26,339     153,944        80,188     193,911
   Transfers between sub-accounts and the
   company                                                569,748      34,985      (248,830)   (436,455)
   Withdrawals                                         (1,063,193)   (184,926)     (296,829)   (131,863)
   Annual contract fee                                    (17,821)    (16,344)      (19,266)    (18,287)
                                                      -----------  ----------    ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (484,927)    (12,341)     (484,737)   (392,694)
                                                      -----------  ----------    ----------  ----------
Total increase (decrease) in contract owners' equity       88,102     322,555       103,225    (398,177)
Contract owners' equity at beginning of period          4,444,586   4,122,031     4,640,019   5,038,196
                                                      -----------  ----------    ----------  ----------
Contract owners' equity at end of period              $ 4,532,688  $4,444,586    $4,743,244  $4,640,019
                                                      ===========  ==========    ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                Sub-Account
                                                      -----------------------------------------------------------
                                                      Scudder Global Blue Chip-B  Scudder Government Securities-B
                                                      --------------------------  -------------------------------
                                                           2006        2005               2006        2005
                                                        ----------  ----------         ----------  ----------
Income:
   Dividends                                            $  179,974  $       --         $  121,763  $  161,376
Expenses:
   Mortality and expense risk and administration
   charges                                                  33,523      29,700             55,629      59,558
                                                        ----------  ----------         ----------  ----------
Net investment income (loss)                               146,451     (29,700)            66,134     101,818
Net realized gain (loss)                                   452,551      75,964            (22,525)     (3,982)
Unrealized appreciation (depreciation) during the
period                                                     (50,115)    346,149             21,114     (76,888)
                                                        ----------  ----------         ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                            548,887     392,413             64,723      20,948
Changes from principal transactions:
   Purchase payments                                         2,607      33,008             11,801      63,001
   Transfers between sub-accounts and the
   company                                                (562,874)    519,576           (193,060)     64,889
   Withdrawals                                            (348,913)    (74,374)          (365,559)   (148,091)
   Annual contract fee                                      (8,049)     (7,565)            (9,542)    (10,857)
                                                        ----------  ----------         ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                              (917,229)    470,645           (556,360)    (31,058)
                                                        ----------  ----------         ----------  ----------
Total increase (decrease) in contract owners' equity      (368,342)    863,058           (491,637)    (10,110)
Contract owners' equity at beginning of period           2,275,951   1,412,893          3,610,161   3,620,271
                                                        ----------  ----------         ----------  ----------
Contract owners' equity at end of period                $1,907,609  $2,275,951         $3,118,524  $3,610,161
                                                        ==========  ==========         ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                       Sub-Account
                                                      ----------------------------------------------
                                                                               Scudder International
                                                       Scudder High Income-B      Select Equity-B
                                                      ----------------------  ----------------------
                                                         2006        2005        2006        2005
                                                      ----------  ----------  ----------  ----------
Income:
   Dividends                                          $  281,923  $  385,095  $   59,624  $   62,560
Expenses:
   Mortality and expense risk and administration
   charges                                                58,136      63,158      61,073      45,843
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                             223,787     321,937      (1,449)     16,717
Net realized gain (loss)                                 (19,350)     24,450     228,904     173,012
Unrealized appreciation (depreciation) during the
period                                                    85,970    (293,642)    491,722     153,131
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          290,407      52,745     719,177     342,860
Changes from principal transactions:
   Purchase payments                                      30,508     140,013      34,290     215,219
   Transfers between sub-accounts and the
   company                                              (216,683)   (461,555)   (111,344)    477,494
   Withdrawals                                          (262,368)   (230,460)   (292,621)    (88,393)
   Annual contract fee                                   (12,950)    (14,399)    (15,992)    (10,763)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (461,493)   (566,401)   (385,667)    593,557
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity    (171,086)   (513,656)    333,510     936,417
Contract owners' equity at beginning of period         3,725,968   4,239,624   3,400,470   2,464,053
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $3,554,882  $3,725,968  $3,733,980  $3,400,470
                                                      ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                      Scudder Fixed Income-B   Scudder Money Market-B
                                                      ----------------------  ------------------------
                                                         2006        2005         2006         2005
                                                      ----------  ----------  -----------  -----------
Income:
   Dividends                                          $  238,167  $  295,709  $   158,840  $    54,758
Expenses:
   Mortality and expense risk and administration
   charges                                               121,223     121,869       65,568       35,683
                                                      ----------  ----------  -----------  -----------
Net investment income (loss)                             116,944     173,840       93,272       19,075
Net realized gain (loss)                                 (58,469)    (13,939)      (4,725)         (28)
Unrealized appreciation (depreciation) during the
period                                                   124,429    (143,548)           0            0
                                                      ----------  ----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          182,904      16,353       88,547       19,047
Changes from principal transactions:
   Purchase payments                                      58,091     376,289       29,593    2,820,551
   Transfers between sub-accounts and the
   company                                               287,579      55,309    1,676,957   (1,395,210)
   Withdrawals                                          (560,109)   (495,020)  (2,348,049)     (45,241)
   Annual contract fee                                   (21,782)    (23,626)     (12,119)     (11,703)
                                                      ----------  ----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (236,221)    (87,048)    (653,618)   1,368,397
                                                      ----------  ----------  -----------  -----------
Total increase (decrease) in contract owners' equity     (53,317)    (70,695)    (565,071)   1,387,444
Contract owners' equity at beginning of period         7,593,395   7,664,090    3,737,984    2,350,540
                                                      ----------  ----------  -----------  -----------
Contract owners' equity at end of period              $7,540,078  $7,593,395  $ 3,172,913  $ 3,737,984
                                                      ==========  ==========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      -------------------------------------------------------
                                                      Scudder Small Cap Growth-B  Scudder Technology Growth-B
                                                      --------------------------  ---------------------------
                                                           2006        2005            2006        2005
                                                        ----------  ----------      ----------  ----------
Income:
   Dividends                                            $       --  $       --      $       --  $    1,871
Expenses:
   Mortality and expense risk and administration
   charges                                                  56,727      53,441          27,353      25,407
                                                        ----------  ----------      ----------  ----------
Net investment income (loss)                               (56,727)    (53,441)        (27,353)    (23,536)
Net realized gain (loss)                                   147,127      76,657          34,804      14,801
Unrealized appreciation (depreciation) during the
period                                                      21,521     199,123         (53,895)     46,045
                                                        ----------  ----------      ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                            111,921     222,339         (46,444)     37,310
Changes from principal transactions:
   Purchase payments                                        52,607     151,572          30,518     125,654
   Transfers between sub-accounts and the
   company                                                (197,460)    470,432         109,466     107,382
   Withdrawals                                            (364,683)   (119,974)       (237,620)    (82,175)
   Annual contract fee                                     (12,377)    (12,352)         (6,673)     (6,157)
                                                        ----------  ----------      ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                              (521,913)    489,678        (104,309)    144,704
                                                        ----------  ----------      ----------  ----------
Total increase (decrease) in contract owners' equity      (409,992)    712,017        (150,753)    182,014
Contract owners' equity at beginning of period           3,614,806   2,902,789       1,724,406   1,542,392
                                                        ----------  ----------      ----------  ----------
Contract owners' equity at end of period                $3,204,814  $3,614,806      $1,573,653  $1,724,406
                                                        ==========  ==========      ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                      Scudder Total Return-B  Scudder Davis Venture Value-B
                                                      ----------------------  -----------------------------
                                                         2006        2005            2006        2005
                                                      ----------  ----------     -----------  ----------
Income:
   Dividends                                          $   60,279  $   69,683     $    21,553  $   25,330
Expenses:
   Mortality and expense risk and administration
   charges                                                43,445      47,620         123,512     114,281
                                                      ----------  ----------     -----------  ----------
Net investment income (loss)                              16,834      22,063        (101,959)    (88,951)
Net realized gain (loss)                                  61,852      46,226         425,552     117,374
Unrealized appreciation (depreciation) during the
period                                                   128,842      (9,442)        561,526     482,134
                                                      ----------  ----------     -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          207,528      58,847         885,119     510,557
Changes from principal transactions:
   Purchase payments                                      19,425     126,375          85,667     409,179
   Transfers between sub-accounts and the
   company                                              (109,129)    (40,245)       (634,858)    431,063
   Withdrawals                                          (319,480)   (624,809)       (600,034)   (122,214)
   Annual contract fee                                   (11,123)    (13,145)        (26,986)    (23,734)
                                                      ----------  ----------     -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (420,307)   (551,824)     (1,176,211)    694,294
                                                      ----------  ----------     -----------  ----------
Total increase (decrease) in contract owners' equity    (212,779)   (492,977)       (291,092)  1,204,851
Contract owners' equity at beginning of period         2,805,392   3,298,369       7,753,714   6,548,863
                                                      ----------  ----------     -----------  ----------
Contract owners' equity at end of period              $2,592,613  $2,805,392     $ 7,462,622  $7,753,714
                                                      ==========  ==========     ===========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      -------------------------------------------------
                                                      Scudder Dreman Financial    Scudder Dreman High
                                                           Services-B (19)          Return Equity-B
                                                      ------------------------  -----------------------
                                                          2006         2005        2006         2005
                                                       -----------  ----------  -----------  ----------
Income:
   Dividends                                           $   368,730  $   24,546  $   628,282  $   98,674
Expenses:
   Mortality and expense risk and administration
   charges                                                  20,554      26,066      158,183     117,675
                                                       -----------  ----------  -----------  ----------
Net investment income (loss)                               348,176      (1,520)     470,099     (19,001)
Net realized gain (loss)                                  (125,836)     10,772      490,903     118,475
Unrealized appreciation (depreciation) during the
period                                                    (133,001)    (42,147)     664,395     343,571
                                                       -----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                             89,339     (32,895)   1,625,397     443,045
Changes from principal transactions:
   Purchase payments                                         7,892      93,642      124,443     376,999
   Transfers between sub-accounts and the
   company                                              (1,607,059)     23,021    4,580,743     863,133
   Withdrawals                                            (200,316)    (44,825)    (932,903)   (236,838)
   Annual contract fee                                      (6,345)     (6,922)     (36,907)    (28,954)
                                                       -----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (1,805,828)     64,916    3,735,376     974,340
                                                       -----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity    (1,716,489)     32,021    5,360,773   1,417,385
Contract owners' equity at beginning of period           1,716,489   1,684,468    8,238,139   6,820,754
                                                       -----------  ----------  -----------  ----------
Contract owners' equity at end of period               $        --  $1,716,489  $13,598,912  $8,238,139
                                                       ===========  ==========  ===========  ==========

(19) On September 18, 2006, the Scudder Dreman Financial Services - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      Sub-Account
                                                      --------------------------------------------
                                                                                 Scudder Salomon
                                                      Scudder Dreman Small        Aggressive
                                                           Cap Value-B         Growth- B (20, 21)
                                                      ----------------------  --------------------
                                                          2006       2005        2006       2005
                                                      ----------  ----------  ---------  ---------
Income:
   Dividends                                          $  523,357  $  472,814  $ 205,493  $      --
Expenses:
   Mortality and expense risk and administration
   charges                                                97,382      84,166     11,046     14,002
                                                      ----------  ----------  ---------  ---------
Net investment income (loss)                             425,975     388,648    194,447    (14,002)
Net realized gain (loss)                                 439,692     128,656    (13,285)    59,864
Unrealized appreciation (depreciation) during the
period                                                   426,308     (99,926)  (115,057)    38,120
                                                      ----------  ----------  ---------  ---------
Net increase (decrease) in contract owners equity
from operations                                        1,291,975     417,378     66,105     83,982
Changes from principal transactions:
   Purchase payments                                     115,043     276,151      2,015     30,296
   Transfers between sub-accounts and the
   company                                              (635,255)    304,378   (617,768)  (392,722)
   Withdrawals                                          (449,844)   (135,883)  (147,197)   (14,752)
   Annual contract fee                                   (24,399)    (21,169)    (2,739)    (2,563)
                                                      ----------  ----------  ---------  ---------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (994,455)    423,477   (765,689)  (379,741)
                                                      ----------  ----------  ---------  ---------
Total increase (decrease) in contract owners' equity     297,520     840,855   (699,584)  (295,759)
Contract owners' equity at beginning of period         5,911,775   5,070,920    699,584    995,343
                                                      ----------  ----------  ---------  ---------
Contract owners' equity at end of period              $6,209,295  $5,911,775  $      --  $ 699,584
                                                      ==========  ==========  =========  =========

(20) On August 1, 2005, the Scudder Invesco Dynamic Growth -B sub-account was renamed Scudder Salomon Aggressive Growth - Bsub-account through a vote of the Board of Directors.

(21) On December 6, 2006, Scudder Salomon Aggressive Growth - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      -----------------------------------------------
                                                      Scudder Janus Growth &   Scudder Janus Growth
                                                             Income-B           Opportunities-B (22)
                                                      ----------------------  -----------------------
                                                         2006        2005        2006         2005
                                                      ----------  ----------  -----------  ----------
Income:
   Dividends                                          $    5,547  $       --  $        --  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                37,275      34,974       14,795      11,510
                                                      ----------  ----------  -----------  ----------
Net investment income (loss)                             (31,728)    (34,974)     (14,795)    (11,510)
Net realized gain (loss)                                 161,710      41,096       10,515      69,817
Unrealized appreciation (depreciation) during the
period                                                    15,832     216,492      (69,240)      5,198
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          145,814     222,614      (73,520)     63,505
Changes from principal transactions:
   Purchase payments                                      14,976     187,812        4,029      32,866
   Transfers between sub-accounts and the
   company                                              (188,823)    119,334   (1,104,607)    723,184
   Withdrawals                                          (289,493)    (79,883)     (54,140)    (31,129)
   Annual contract fee                                    (7,858)     (7,477)      (4,446)     (1,995)
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (471,198)    219,786   (1,159,164)    722,926
                                                      ----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity    (325,384)    442,400   (1,232,684)    786,431
Contract owners' equity at beginning of period         2,502,643   2,060,243    1,232,684     446,253
                                                      ----------  ----------  -----------  ----------
Contract owners' equity at end of period              $2,177,259  $2,502,643  $        --  $1,232,684
                                                      ==========  ==========  ===========  ==========

(22) On December 6, 2006, the Scudder Janus Growth Opportunities - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                             Scudder MFS             Scudder Oak
                                                      Strategic Value-B (23)   Strategic Equity-B (24)
                                                      -----------------------  -----------------------
                                                          2006        2005         2006        2005
                                                      -----------  ----------  -----------  ----------
Income:
   Dividends                                          $   192,778  $  375,236  $        --  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                 39,960      60,924       19,664      26,343
                                                      -----------  ----------  -----------  ----------
Net investment income (loss)                              152,818     314,312      (19,664)    (26,343)
Net realized gain (loss)                                   (5,780)    109,893       60,127      (6,378)
Unrealized appreciation (depreciation) during the
period                                                    (41,139)   (529,226)     (12,721)    (72,835)
                                                      -----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           105,899    (105,021)      27,742    (105,556)
Changes from principal transactions:
   Purchase payments                                       14,096     195,798       25,283      82,933
   Transfers between sub-accounts and the
   company                                             (3,622,290)   (435,338)  (1,289,996)   (361,082)
   Withdrawals                                           (143,509)    (76,715)    (174,438)    (36,001)
   Annual contract fee                                     (8,896)    (11,813)      (4,351)     (6,039)
                                                      -----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (3,760,599)   (328,068)  (1,443,502)   (320,189)
                                                      -----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity   (3,654,700)   (433,089)  (1,415,760)   (425,745)
Contract owners' equity at beginning of period          3,654,700   4,087,789    1,415,760   1,841,505
                                                      -----------  ----------  -----------  ----------
Contract owners' equity at end of period              $        --  $3,654,700  $        --  $1,415,760
                                                      ===========  ==========  ===========  ==========

(23) On September 18, 2006, the Scudder MFS Strategic Value - B sub-account ceased operations through a vote of the Board of Directors.

(24) On December 6, 2006, the Scudder Oak Strategic Equity - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      -----------------------------------------------
                                                           Scudder Turner
                                                          Mid Cap Growth-B      Scudder Real Estate-B
                                                      -----------------------  ----------------------
                                                          2006        2005        2006        2005
                                                      -----------  ----------  ----------  ----------
Income:
   Dividends                                          $  218,164   $       --  $   80,192  $  380,352
Expenses:
   Mortality and expense risk and administration
   charges                                                42,626       36,427      75,436      68,312
                                                      ----------   ----------  ----------  ----------
Net investment income (loss)                             175,538      (36,427)      4,756     312,040
Net realized gain (loss)                                  (7,713)     151,640     409,151     218,951
Unrealized appreciation (depreciation) during the
period                                                  (101,024)     113,067   1,017,684    (126,023)
                                                      ----------   ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           66,801      228,280   1,431,591     404,968
Changes from principal transactions:
   Purchase payments                                      54,025      135,866      88,965     158,789
   Transfers between sub-accounts and the
   company                                              (173,939)     513,305    (408,163)   (240,349)
   Withdrawals                                          (146,009)     (36,062)   (349,296)    (98,620)
   Annual contract fee                                   (11,408)      (7,876)    (18,472)    (16,481)
                                                      ----------   ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (277,331)     605,233    (686,966)   (196,661)
                                                      ----------   ----------  ----------  ----------
Total increase (decrease) in contract owners' equity    (210,530)     833,513     744,625     208,307
Contract owners' equity at beginning of period         2,725,202    1,891,689   4,382,802   4,174,495
                                                      ----------   ----------  ----------  ----------
Contract owners' equity at end of period              $2,514,672   $2,725,202  $5,127,427  $4,382,802
                                                      ==========   ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      -----------------------------------------------
                                                         Scudder Strategic        Scudder Income
                                                             Income-B         Allocation - B (25, 26)
                                                      ----------------------  -----------------------
                                                         2006        2005          2006       2005
                                                      ----------  ----------  -----------  ----------
Income:
   Dividends                                          $  130,939  $  182,962  $    79,412  $      549
Expenses:
   Mortality and expense risk and administration
   charges                                                39,693      37,177       17,622      14,439
                                                      ----------  ----------  -----------  ----------
Net investment income (loss)                              91,246     145,785       61,790     (13,890)
Net realized gain (loss)                                 (12,362)     (3,817)     (11,313)     10,695
Unrealized appreciation (depreciation) during the
period                                                    86,666    (135,618)     (28,744)     27,232
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          165,550       6,350       21,733      24,037
Changes from principal transactions:
   Purchase payments                                      14,378     196,360       75,475   1,002,256
   Transfers between sub-accounts and the
   company                                               144,947     140,865   (1,329,176)     81,994
   Withdrawals                                          (171,746)    (95,960)     (27,788)     (5,680)
   Annual contract fee                                    (8,703)     (7,779)      (1,135)     (1,521)
                                                      ----------  ----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (21,124)    233,486   (1,282,624)  1,077,049
                                                      ----------  ----------  -----------  ----------
Total increase (decrease) in contract owners' equity     144,426     239,836   (1,260,891)  1,101,086
Contract owners' equity at beginning of period         2,353,863   2,114,027    1,260,891     159,805
                                                      ----------  ----------  -----------  ----------
Contract owners' equity at end of period              $2,498,289  $2,353,863  $        --  $1,260,891
                                                      ==========  ==========  ===========  ==========

(25) On February 6, 2006, the Scudder Conservative Income Strategy - B sub-account was renamed Scudder Income Allocation - B sub-account through a vote of the Board of Directors.

(26) On September 18, 2006 Scudder Income Allocation - B sub-account ceased operation through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                          Scudder Moderate       Scudder Conservative
                                                         Allocation - B (27)      Allocation - B (28)
                                                      ------------------------  ----------------------
                                                          2006         2005        2006        2005
                                                      -----------  -----------  ----------  ----------
Income:
   Dividends                                          $   378,959  $    17,059  $  131,312  $    6,825
Expenses:
   Mortality and expense risk and administration
   charges                                                403,121      218,825     128,198      68,090
                                                      -----------  -----------  ----------  ----------
Net investment income (loss)                              (24,162)    (201,766)      3,114     (61,265)
Net realized gain (loss)                                  102,600      150,139      92,710      11,470
Unrealized appreciation (depreciation) during the
period                                                  2,050,547      658,035     424,950     192,036
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         2,128,985      606,408     520,774     142,241
Changes from principal transactions:
   Purchase payments                                    1,238,790   11,519,856     702,619   4,158,693
   Transfers between sub-accounts and the
   company                                                589,932    2,222,392   1,445,610     402,362
   Withdrawals                                           (355,155)    (441,820)    (97,419)   (209,876)
   Annual contract fee                                    (13,421)      (4,650)     (3,394)       (303)
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            1,460,146   13,295,778   2,047,416   4,350,876
                                                      -----------  -----------  ----------  ----------
Total increase (decrease) in contract owners' equity    3,589,131   13,902,186   2,568,190   4,493,117
Contract owners' equity at beginning of period         22,689,775    8,787,589   6,458,338   1,965,221
                                                      -----------  -----------  ----------  ----------
Contract owners' equity at end of period              $26,278,906  $22,689,775  $9,026,528  $6,458,338
                                                      ===========  ===========  ==========  ==========

(27) On February 6, 2006, the Scudder Growth & Income Strategy - B sub-account was renamed Scudder Moderate Allocation - B sub-account through a vote of the Board of Directors.

(28) On February 6, 2006, the Scudder Income & Growth Strategy - B sub-account was renamed Scudder Conservative Allocation - B sub-account through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                           Scudder Growth         Scudder Templeton
                                                        Allocation - B (29)     Foreign Value - B (30)
                                                      ------------------------  ----------------------
                                                          2006         2005         2006      2005
                                                      -----------  -----------   ---------  --------
Income:
   Dividends                                          $   536,508  $    20,452   $ 233,032  $  1,342
Expenses:
   Mortality and expense risk and administration
   charges                                                550,379      270,974       8,252     1,298
                                                      -----------  -----------   ---------  --------
Net investment income (loss)                              (13,871)    (250,522)    224,780        44
Net realized gain (loss)                                  454,009      126,404    (146,226)      258
Unrealized appreciation (depreciation) during the
period                                                  2,976,851    1,191,640     (10,668)    7,810
                                                      -----------  -----------   ---------  --------
Net increase (decrease) in contract owners equity
from operations                                         3,416,989    1,067,522      67,886     8,112
Changes from principal transactions:
   Purchase payments                                    2,206,256   20,579,368       7,026    21,063
   Transfers between sub-accounts and the
   company                                                226,572    2,711,349    (175,702)   44,423
   Withdrawals                                         (1,497,111)    (210,250)    (25,721)        0
   Annual contract fee                                    (27,652)      (1,467)       (756)     (296)
                                                      -----------  -----------   ---------  --------
Net increase (decrease) in contract owners' equity
from principal transactions:                              908,065   23,079,000    (195,153)   65,190
                                                      -----------  -----------   ---------  --------
Total increase (decrease) in contract owners' equity    4,325,054   24,146,522    (127,267)   73,302
Contract owners' equity at beginning of period         31,024,783    6,878,261     127,267    53,965
                                                      -----------  -----------   ---------  --------
Contract owners' equity at end of period              $35,349,837  $31,024,783   $      --  $127,267
                                                      ===========  ===========   =========  ========

(29) On February 6, 2006, the Scudder Growth Strategy - B sub-account was renamed Scudder Growth Allocation - B sub-account through a vote of the Board of Directors.

(30) On December 6, 2006, Scudder Templeton Foreign Value Class B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      Sub-Account
                                                      -------------------------------------------
                                                        Scudder Mercury
                                                      Large Cap Core - B(31)  Scudder Bond-B (13)
                                                      ----------------------  -------------------
                                                          2006     2005          2006      2005
                                                        --------  --------     --------  -------
Income:
   Dividends                                            $ 13,451  $    130     $  5,451  $     --
Expenses:
   Mortality and expense risk and administration
   charges                                                 1,406       256        5,830     1,471
                                                        --------  --------     --------  --------
Net investment income (loss)                              12,045      (126)        (379)   (1,471)
Net realized gain (loss)                                      98        31          656        28
Unrealized appreciation (depreciation) during the
period                                                    (3,364)    3,263       15,552     1,956
                                                        --------  --------     --------  --------
Net increase (decrease) in contract owners equity
from operations                                            8,779     3,168       15,829       513
Changes from principal transactions:
   Purchase payments                                           0     5,000            0    26,830
   Transfers between sub-accounts and the
   company                                               (85,476)   72,600      394,549   128,052
   Withdrawals                                            (6,754)        0      (55,791)     (884)
   Annual contract fee                                      (390)      (14)      (1,566)     (508)
                                                        --------  --------     --------  --------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (92,620)   77,586      337,192   153,490
                                                        --------  --------     --------  --------
Total increase (decrease) in contract owners' equity     (83,841)   80,754      353,021   154,003
Contract owners' equity at beginning of period            83,841     3,087      154,003         0
                                                        --------  --------     --------  --------
Contract owners' equity at end of period                $     --  $ 83,841     $507,024  $154,003
                                                        ========  ========     ========  ========

(31) On December 6, 2006, the Scudder Mercury Large Cap Core - B sub-account ceased operation through a vote of the Board of Directors.

(13) Commencement of Operations, April 29, 2005, through vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ------------------------------------------------
                                                         Scudder Equity 500         Alger American
                                                           Index - B (31)             Balanced- B
                                                      ------------------------  ----------------------
                                                          2006         2005        2006        2005
                                                      -----------  -----------  ----------  ----------
Income:
   Dividends                                          $    75,375  $        --  $  240,398  $   62,242
Expenses:
   Mortality and expense risk and administration
   charges                                                135,066       44,695      59,410      65,391
                                                      -----------  -----------  ----------  ----------
Net investment income (loss)                              (59,691)     (44,695)    180,988      (3,149)
Net realized gain (loss)                                  132,222      (16,309)     25,763      86,049
Unrealized appreciation (depreciation) during the
period                                                    991,895      107,384    (112,409)    166,314
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         1,064,426       46,380      94,342     249,214
Changes from principal transactions:
   Purchase payments                                       99,758       81,522      33,371     187,609
   Transfers between sub-accounts and the
   company                                             (1,589,566)   9,222,088      38,219    (904,380)
   Withdrawals                                           (579,327)     (61,963)   (363,903)    (89,977)
   Annual contract fee                                    (38,324)           0     (14,849)    (16,072)
                                                      -----------  -----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (2,107,459)   9,241,647    (307,162)   (822,820)
                                                      -----------  -----------  ----------  ----------
Total increase (decrease) in contract owners' equity   (1,043,033)   9,288,027    (212,820)   (573,606)
Contract owners' equity at beginning of period          9,288,027            0   3,902,557   4,476,163
                                                      -----------  -----------  ----------  ----------
Contract owners' equity at end of period              $ 8,244,994  $ 9,288,027  $3,689,737  $3,902,557
                                                      ===========  ===========  ==========  ==========

(31) On September 16, 2005, the Scudder Equity 500 Index - B sub-account commenced operation through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      ----------------------------------------------
                                                          Alger American      Credit Suisse Emerging
                                                       Leveraged  All Cap- B        Markets-B
                                                      ----------------------  ----------------------
                                                         2006        2005         2006       2005
                                                      ----------  ----------  ----------  ----------
Income:
   Dividends                                          $       --  $       --  $   38,236  $   13,450
Expenses:
   Mortality and expense risk and administration
   charges                                                23,918      17,476      34,666      27,886
                                                      ----------  ----------  ----------  ----------
Net investment income (loss)                             (23,918)    (17,476)      3,570     (14,436)
Net realized gain (loss)                                  76,127      25,870     464,509      96,280
Unrealized appreciation (depreciation) during the
period                                                   172,840     119,375      90,497     369,095
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          225,049     127,769     558,576     450,939
Changes from principal transactions:
   Purchase payments                                      58,614      40,012      12,046      63,969
   Transfers between sub-accounts and the
   company                                               355,770     (75,237)   (340,933)    335,353
   Withdrawals                                          (114,060)    (21,728)   (341,690)    (49,505)
   Annual contract fee                                    (6,866)     (4,722)     (8,936)     (6,947)
                                                      ----------  ----------  ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             293,458     (61,675)   (679,513)    342,870
                                                      ----------  ----------  ----------  ----------
Total increase (decrease) in contract owners' equity     518,507      66,094    (120,937)    793,809
Contract owners' equity at beginning of period         1,179,158   1,113,064   2,137,652   1,343,843
                                                      ----------  ----------  ----------  ----------
Contract owners' equity at end of period              $1,697,665  $1,179,158  $2,016,715  $2,137,652
                                                      ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                     Sub-Account
                                                      -----------------------------------------
                                                      Credit Suisse Global    Dreyfus Socially
                                                          Post Venture          Responsible
                                                            Capital-B            Growth -B
                                                      --------------------  -------------------
                                                         2006       2005      2006       2005
                                                      ---------  ---------  --------  ---------
Income:
   Dividends                                          $      --  $      --  $     --  $      --
Expenses:
   Mortality and expense risk and administration
   charges                                                8,342      6,316     5,469      6,372
                                                      ---------  ---------  --------  ---------
Net investment income (loss)                             (8,342)    (6,316)   (5,469)    (6,372)
Net realized gain (loss)                                 58,230      8,263    11,067      9,157
Unrealized appreciation (depreciation) during the
period                                                   (1,712)    52,254    17,055     (3,880)
                                                      ---------  ---------  --------  ---------
Net increase (decrease) in contract owners equity
from operations                                          48,176     54,201    22,653     (1,095)
Changes from principal transactions:
   Purchase payments                                      1,306     24,103       670     12,964
   Transfers between sub-accounts and the
   company                                               23,545     27,670   (41,969)  (114,022)
   Withdrawals                                          (58,291)    (7,235)  (26,887)   (30,376)
   Annual contract fee                                   (2,255)    (1,741)   (1,403)    (1,539)
                                                      ---------  ---------  --------  ---------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (35,695)    42,797   (69,589)  (132,973)
                                                      ---------  ---------  --------  ---------
Total increase (decrease) in contract owners' equity     12,481     96,998   (46,936)  (134,068)
Contract owners' equity at beginning of period          454,718    357,720   349,559    483,627
                                                      ---------  ---------  --------  ---------
Contract owners' equity at end of period              $ 467,199  $ 454,718  $302,623  $ 349,559
                                                      =========  =========  ========  =========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ---------------------------------------------------
                                                      Dreyfus VIF Mid Cap Stock-B    AIM VI Utilities- B
                                                      ---------------------------  ----------------------
                                                           2006        2005           2006        2005
                                                        ----------  ----------     ----------  ----------
Income:
   Dividends                                            $  929,199  $   20,853     $   81,953  $   32,082
Expenses:
   Mortality and expense risk and administration
   charges                                                  89,112      84,338         24,989      21,276
                                                        ----------  ----------     ----------  ----------
Net investment income (loss)                               840,087     (63,485)        56,964      10,806
Net realized gain (loss)                                   170,324      80,639        138,184      62,323
Unrealized appreciation (depreciation) during the
period                                                    (688,996)    366,496        122,726      96,254
                                                        ----------  ----------     ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                            321,415     383,650        317,874     169,383
Changes from principal transactions:
   Purchase payments                                        63,100     159,449          8,680      27,552
   Transfers between sub-accounts and the
   company                                                 (48,608)    116,949        (16,282)    222,190
   Withdrawals                                            (751,357)   (137,625)      (134,575)    (15,122)
   Annual contract fee                                     (22,414)    (21,065)        (5,236)     (5,109)
                                                        ----------  ----------     ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                              (759,279)    117,708       (147,413)    229,511
                                                        ----------  ----------     ----------  ----------
Total increase (decrease) in contract owners' equity      (437,864)    501,358        170,461     398,894
Contract owners' equity at beginning of period           5,572,545   5,071,187      1,421,990   1,023,096
                                                        ----------  ----------     ----------  ----------
Contract owners' equity at end of period                $5,134,681  $5,572,545     $1,592,451  $1,421,990
                                                        ==========  ==========     ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                  Total
                                                      ------------------------------
                                                           2006            2005
                                                      --------------  --------------
Income:
   Dividends                                          $  248,555,495  $   78,042,482
Expenses:
   Mortality and expense risk and administration
   charges                                                52,456,173      37,690,595
                                                      --------------  --------------
Net investment income (loss)                             196,099,322      40,351,887
Net realized gain (loss)                                  47,573,865      23,513,737
Unrealized appreciation (depreciation) during the
period                                                    83,895,568      64,866,245
                                                      --------------  --------------
Net increase (decrease) in contract owners equity
from operations                                          327,568,755     128,731,869
Changes from principal transactions:
   Purchase payments                                     743,373,344     707,848,466
   Transfers between sub-accounts and the
   company                                               103,694,240      77,607,977
   Withdrawals                                          (259,454,333)   (180,428,714)
   Annual contract fee                                    (4,275,247)     (3,590,682)
                                                      --------------  --------------
Net increase (decrease) in contract owners' equity
from principal transactions:                             583,338,004     601,437,047
                                                      --------------  --------------
Total increase (decrease) in contract owners' equity     910,906,759     730,168,916
Contract owners' equity at beginning of period         2,852,435,530   2,122,266,614
                                                      --------------  --------------
Contract owners' equity at end of period              $3,763,342,289  $2,852,435,530
                                                      ==============  ==============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. ORGANIZATION

John Hancock Life Insurance Company of New York, Separate Account A (the Account) is a separate account established by John Hancock Life Insurance Company of New York (the Company). The Company established the Account on July 22, 1992 as a separate account under New York law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and consists of one hundred twenty-eight sub-accounts which are exclusively invested in a corresponding Portfolio of the John Hancock Trust (the Trust), thirty-four sub-accounts which are exclusively invested in a corresponding Portfolio of the Scudder Variable Series Trust, two sub-accounts which are exclusively invested in a corresponding Portfolio of the Alger American Fund, two sub-accounts which are exclusively invested in a corresponding Portfolio of the Credit Suisse Trust, two sub-accounts which are exclusively invested in a corresponding Portfolio of the Dreyfus Service Corporation and one sub-account which is exclusively invested in a corresponding Portfolio of the Invesco VIF Funds (the "Outside Trusts"). The Account is a funding vehicle for variable annuity contracts (the Contracts) issued by the Company. The Account includes 31 contracts, distinguished principally by the level of expenses and surrender charges. These thirty-one contracts are Venture Variable Annuity (VEN 9, 10, 19, 24, 35, 36, 37, 38, 44, 45, 46, 47, MLL 10, 38, 47, TYP20, 21, 30, 31), Vision
Variable Annuity (VIS 24, 24B), Scudder Wealthmark Annuity (WV A1N, A2N, A3N, P1N, P2N, P3N) and Scudder Wealthmark ML3 Annuity (W3 A1N, A3N, N1N, N3N).

Each sub-account holds shares of a particular series ("Portfolio") of a registered investment company. Sub-accounts that invest in Portfolios of the John Hancock Trust ("Trust") may offer two classes of units to fund variable annuity contracts issued by the Company. These classes, Class A and Class B, respectively, represent an interest in the same Trust Portfolio, but in different classes of that Portfolio. Class A represents interests in Series I shares of the Portfolio and Class B represents interests in Series II shares of the Trust's Portfolio. Series I and Series II shares differ in the level of 12b-1 fees and other expenses assessed against the Portfolio's assets.

The Company is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (JHUSA), which in turn is an indirect, wholly owned subsidiary of the Manufacture Life Insurance Company which is an indirect, wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

1. ORGANIZATION (CONTINUED)

On April 29, 2005, fifteen sub-accounts ceased operations through a vote of the Board of Directors: Diversified Bond Class A and Class B, Overseas Class A and Class B, Aggressive Growth Class A and Class B, Small Company Blend Class A and Class B, Strategic Growth Class A and Class B, Great Companies Class B, Scudder 21st Century Growth, Scudder Eagle Focused Large Cap Growth, Scudder Focus Value and Growth.

On April 29, 2005, fourteen sub-accounts commenced operations through a vote of the Board of Directors: Small Cap Opportunities Class A, US Global Leaders Growth Class A, Active Bond Class A, Active Bond Class B, CGTC Overseas Equity Class B, Independence Investment LLC - Small Cap Class B, Marisco International Opportunities Class B, T Rowe Price Mid Value Class B, UBS Large Cap Class B, US High Yield Bond Class B, Wellington Small Cap Growth Class B, Wellington Small Cap Value Class B, Wells Capital Core Bond Class B, and Scudder Bond Class B.

On April 29, 2005, the John Hancock VST International Equity Index sub-account was renamed John Hancock International Equity Index Class A through a vote of the Board of Directors.

On August 1, 2005, the American Bond - B sub-account commenced operations through a vote of the Board of Directors.

On August 1, 2005, the Scudder Invesco Dynamic Growth sub-account was renamed Scudder Salomon Aggressive Growth sub-account through a vote of the Board of Directors in order to reflect a name change of the corresponding underlying Portfolio.

On September 16, 2005, the Scudder Index 500 - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to Scudder Equity 500 Index - B sub-account.

On September 16, 2005, the Scudder Equity Index 500 - B sub-account commenced operations through a vote of the Board of Directors.

On October 28, 2005, the Scudder Aggressive Growth - B sub-account was renamed Scudder Mid Cap Growth - B sub-account through vote of the Board of Directors in order to reflect a name change of the corresponding underlying Portfolio.

On February 6, 2006, the Scudder Conservative Income Strategy - B sub-account was renamed Scudder Income Allocation - B sub-account through a vote of the Board of Directors.

On February 6, 2006, the Scudder Growth & Income Strategy - B sub-account was renamed Scudder Moderate Allocation - B sub-account through a vote of the Board of Directors.

On February 6, 2006, the Scudder Income & Growth Strategy - B sub-account was renamed Scudder Conservative Allocation - B sub-account through a vote of the Board of Directors.

On February 6, 2006, the Scudder Growth Strategy - B sub-account was renamed Scudder Growth Allocation - B sub-account through vote of the Board of Directors.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

1. ORGANIZATION (CONTINUED)

On February 16, 2006, the Index Allocation - B sub-account commenced operations through a vote of the Board of Directors.

On May 1, 2006, the Growth & Income sub-account was renamed U.S. Core sub-account through a vote of the Board of Directors.

On May 1, 2006, the Global Equity sub-account was renamed Global Trust sub-account through a vote of the Board of Directors.

On May 1, 2006, the Pacific Rim Emerging Markets sub-account was renamed Pacific Rim sub-account through a vote of the Board of Directors.

On May 1, 2006, the International Stock sub-account was renamed International Core sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Aggressive 1000 sub-account was renamed Lifestyle Aggressive sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Growth 820 sub-account was renamed Lifestyle Growth sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Balanced 640 sub-account was renamed Lifestyle Balanced sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Moderate 460 sub-account was renamed Lifestyle Moderate sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Conservative 280 sub-account was renamed Lifestyle Conservative sub-account through a vote of the Board of Directors.

On May 1, 2006, the Large Cap Growth sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to Capital Appreciation sub-account.

On September 18, 2006, the Scudder Dreman Financial Services - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Dreman High Return - B sub-account.

On September 18, 2006, the Scudder MFS Strategic Value - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Dreman High Return - B sub-account.

On September 18, 2006, the Scudder Income Allocation - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to Scudder Conservative Income - B sub-account.

On December 1, 2006, the Large Cap Value - A sub-account commenced operations through a vote of the Board of Directors.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

1. ORGANIZATION (CONTINUED)

On December 4, 2006, the Mid Cap Core - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Mid Cap Index - B sub-account.

On December 4, 2006, the Strategic Value - A and B subaccounts ceased operations through a vote of the Board of Directors. The funds were transferred to the Large Cap Value - A sub-account and Large Cap Value - B sub-account.

On December 6, 2006, the Scudder Janus Growth Opportunities - B sub-account ceased operations through a voted of the Board of Directors. The funds were transferred to the Scudder Capital Growth - B sub-account.

On December 6, 2006, the Scudder Salomon Aggressive Growth - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Capital Growth sub-account.

On December 6, 2006, the Scudder Mercury Large Cap Core - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Growth and Income - B sub-account.

On December 6, 2006, the Scudder Oak Strategic Equity - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Capital Growth - B sub-account.

On December 6, 2006, the Scudder Templeton Foreign Value - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder International - B sub-account.

In addition to the Account, a contract owner may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

VALUATION OF INVESTMENTS

Investments made in the Portfolios of the Trust and of the Outside Trusts are valued at the reported net asset values of such Portfolios. Investment transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

Annuity reserves are computed for contracts under which periodic benefit payments are being made according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 4%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Account by the Company.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Account.

EXPENSES

The Company assumes mortality and expense risk of the Contracts and provides administrative charges to the account for which asset charges are deducted at various rates ranging from 0.05% to 1.45%, depending on the type of contract, of net assets of the sub-account.

The Company makes certain other deductions from contract owner payments for premium taxes, guaranteed minimum death benefits, sales charges on purchases and the surrender fee and annual contract fee, which are accounted for as a reduction of net assets resulting from contract owner transactions

AMOUNTS RECEIVABLE/PAYABLE

Receivables/Payables from/to Portfolios/the Company are due to unsettled contract transactions (net of asset-based charges) and/or subsequent/preceding purchases/sales of the respective Portfolios' shares. The amounts are due from/to either the respective Portfolio and/or the Company for the benefit of contract owners. There are no unsettled policy transactions at December 31, 2006.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, FAIR VALUE MEASUREMENTS ("SFAS 157")

In September, 2006, the FASB issued SFAS No. 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS No. 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy.

SFAS No. 157 will be effective for the Company beginning January 1, 2008 and will then be generally prospectively applicable. The Company is still evaluating the impact SFAS No. 157 will have on its consolidated financial position or results of operations.

3. TRANSACTIONS WITH AFFILIATES

The Company has an Administrative Services Agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. The Company has underwriting and distribution agreements with its affiliate, John Hancock Distributors, LLC (JH Distributors). JH Distributors is 60% owned by JHUSA and 40% owned by the Company.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS

The details of the shares owned and cost and value of investments in the Portfolios of the Trust and of the Outside Trusts at December 31, 2006 were as follows:

                                                            Details of Investments
                                                 ------------------------------------------
Sub-account                                      Shares Owned       Cost           Value
-------------------------------------------------------------------------------------------
Strategic Opportunities -- A                        1,932,528   $ 27,581,810   $ 25,876,550
Strategic Opportunities -- B                          119,115      1,207,223      1,588,987
Investment Quality Bond -- A                          977,226     11,839,950     11,394,453
Investment Quality Bond -- B                        2,308,719     27,125,080     26,873,489
U.S. Core -- A                                      3,046,251     72,666,642     65,920,872
U.S. Core -- B                                        559,185     11,852,054     12,039,251
Blue Chip Growth -- A                               2,341,355     39,622,839     45,398,866
Blue Chip Growth -- B                               1,091,754     17,550,400     21,092,687
Money Market -- A                                   2,487,482     24,874,821     24,874,821
Money Market -- B                                   3,336,107     33,361,074     33,361,074
Global Trust -- A                                   1,149,655     16,918,217     22,073,377
Global Trust -- B                                     247,448      3,610,792      4,726,247
Global Bond -- A                                      391,926      5,757,962      5,851,451
Global Bond -- B                                    1,164,059     17,216,600     17,309,561
U.S. Government Securities -- A                     1,444,154     19,687,423     19,539,399
U.S. Government Securities -- B                       810,038     10,816,099     10,951,709
Income & Value -- A                                 1,601,182     16,104,096     19,390,320
Income & Value -- B                                   902,357      9,330,157     10,855,361
Equity-Income -- A                                  3,512,868     52,286,357     65,058,317
Equity-Income -- B                                  2,045,922     32,167,071     37,726,795
Strategic Bond -- A                                 1,292,957     14,576,583     15,541,347
Strategic Bond -- B                                 1,197,783     14,086,152     14,373,396
All Cap Core -- A                                     486,474      7,844,637      9,534,890
All Cap Core -- B                                      68,714      1,026,166      1,341,296
All Cap Growth -- A                                   934,223     13,966,844     16,657,204
All Cap Growth -- B                                   240,708      3,477,814      4,253,303
International Small Cap -- A                          330,586      6,028,987      8,036,555
International Small Cap -- B                          284,837      5,307,846      6,935,770
Pacific Rim -- A                                      240,415      2,447,229      3,135,010
Pacific Rim -- B                                      305,507      3,536,177      3,968,537
Science & Technology -- A                           1,122,786     12,950,441     13,945,003
Science & Technology -- B                             460,676      5,128,227      5,689,348
Emerging Small Company -- A                           199,402      5,089,645      5,866,398
Emerging Small Company -- B                           170,276      4,620,579      4,966,937
International Core -- A                               344,324      3,750,079      5,223,393
International Core -- B                               205,190      2,680,585      3,122,997
Value -- A                                            548,336      9,339,093     12,458,196
Value -- B                                            211,566      4,074,549      4,785,628
Real Estate Securities -- A                           402,972      9,028,152     11,138,143
Real Estate Securities -- B                           564,712     13,074,008     15,580,397
High Yield -- A                                       841,817      8,402,737      8,973,774
High Yield -- B                                     1,111,468     11,361,793     11,892,705
Lifestyle Aggressive -- A                             478,237      5,035,003      5,389,730
Lifestyle Aggressive -- B                           5,173,254     56,971,173     58,043,905
Lifestyle Growth -- A                               2,492,690     30,431,058     34,748,092
Lifestyle Growth -- B                              50,941,553    668,695,117    707,068,757
Lifestyle Balanced -- A                             4,051,399     49,604,363     56,071,367
Lifestyle Balanced -- B                            46,180,626    604,979,040    636,830,827
Lifestyle Moderate -- A                             2,041,529     25,355,927     27,295,247
Lifestyle Moderate -- B                            12,908,653    166,595,994    171,943,264

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                           Details of Investments
                                                 ------------------------------------------
Sub-account                                      Shares Owned       Cost           Value
-------------------------------------------------------------------------------------------
Lifestyle Conservative -- A                        1,150,494    $ 15,060,960   $ 15,451,134
Lifestyle Conservative -- B                        5,178,495      68,183,346     69,236,484
Small Company Value -- A                             516,475       9,342,642     11,305,636
Small Company Value -- B                           1,033,549      19,899,083     22,490,017
International Value -- A                           1,031,452      14,763,730     19,989,547
International Value -- B                           1,214,507      17,680,691     23,439,980
Total Return -- A                                  2,131,337      29,757,603     29,476,396
Total Return -- B                                  2,311,634      31,894,663     31,877,437
US Large Cap Value -- A                              893,347      10,896,515     14,499,019
US Large Cap Value -- B                              777,306       9,783,969     12,561,262
Mid Cap Stock -- A                                 1,149,560      14,992,905     19,508,037
Mid Cap Stock -- B                                 1,241,069      16,343,979     20,874,772
Global Allocation -- A                               206,632       2,127,674      2,640,763
Global Allocation -- B                             1,352,102      15,305,008     17,185,220
Dynamic Growth -- A                                  690,070       2,585,402      4,168,025
Dynamic Growth -- B                                  466,696       2,066,567      2,795,510
Total Stock Market Index -- A                        138,653       1,370,463      1,820,509
Total Stock Market Index -- B                        544,298       5,609,072      7,113,974
500 Index -- A                                       725,581       7,604,326      8,946,418
500 Index -- B                                     1,520,036      15,546,065     18,635,642
Mid Cap Index -- A                                   137,161       2,231,751      2,584,111
Mid Cap Index -- B                                   546,156       9,134,366     10,240,430
Small Cap Index -- A                                  89,289       1,252,951      1,515,233
Small Cap Index -- B                                 375,137       5,268,050      6,336,060
Capital Appreciation -- A                          1,537,877      13,725,226     13,948,542
Capital Appreciation -- B                          1,407,531      12,430,746     12,653,702
Health Sciences -- A                                 256,040       3,622,414      4,022,386
Health Sciences -- B                                 539,627       7,791,153      8,396,603
Financial Services -- A                              184,879       2,553,836      3,472,031
Financial Services -- B                              312,134       4,430,048      5,827,535
Quantitative Mid Cap -- A                             43,809         524,315        473,133
Quantitative Mid Cap -- B                            104,333       1,264,805      1,111,143
All Cap Value -- A                                   298,000       3,752,419      3,882,934
All Cap Value -- B                                   675,496       8,712,931      8,774,689
Utilities -- A                                       365,017       4,305,365      5,351,150
Utilities -- B                                       519,395       6,374,684      7,562,389
Mid Cap Value -- A                                   595,122       9,149,413     10,450,341
Mid Cap Value -- B                                 1,378,289      21,611,286     24,092,484
Fundamental Value -- A                               539,622       6,593,692      9,076,447
Fundamental Value -- B                             2,206,204      30,911,987     36,931,857
Emerging Growth -- B                                 113,614       1,589,487      1,425,855
Natural Resources -- B                               451,532      14,038,857     14,263,906
Quantitative All Cap -- B                             30,240         500,896        524,053
Large Cap Value -- B                                 378,678       8,064,984      8,694,438
Small Cap Opportunities -- A                         162,997       3,309,661      3,977,136
Small Cap Opportunities -- B                         363,007       7,405,706      8,806,545
Special Value-- B                                     37,670         675,732        734,563
Real Return Bond -- B                                840,830      11,313,671     10,855,118
American International -- B                        3,818,931      78,168,726     94,938,637
American Growth -- B                               7,433,850     136,551,401    160,868,508

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                            Details of Investments
                                                 ------------------------------------------
Sub-account                                      Shares Owned       Cost           Value
-------------------------------------------------------------------------------------------
American Blue Chip Income & Growth -- B            1,144,262    $ 17,884,967   $ 20,894,226
American Growth-Income -- B                        7,073,990     122,651,199    142,470,165
American Bond -- B                                 5,567,811      70,590,207     74,051,885
American Century Small Company -- B                   19,406         289,141        279,833
PIMCO VIT All Asset                                  410,236       4,817,631      4,791,554
LMFC Core Equity B                                   433,591       6,123,923      6,529,884
PIM Classic Value B                                  147,560       2,156,914      2,389,001
Quantitative Value -- B                               12,512         177,819        191,308
US Global Leaders Growth-- A                         117,388       1,438,370      1,543,647
US Global Leaders Growth-- B                         298,109       3,650,397      3,911,188
John Hancock Strategic Income B                      169,072       2,251,738      2,243,582
John Hancock Int'l Eq Index-- A                       80,662       1,367,295      1,708,421
John Hancock Int'l Eq Index -- B                     194,047       3,042,677      4,102,152
Active Bond-- A                                      870,401       8,352,774      8,599,561
Active Bond-- B                                    6,475,718      62,406,890     63,915,334
CGTC Overseas Equity -- B                             56,962         751,628        820,248
Independence Investment LLC Small Cap-- B              5,071          73,236         71,548
Marisco International Opportunities-- B              170,176       2,769,759      3,092,105
T Rowe Price Mid Value-- B                            84,094       1,057,366      1,147,048
UBS Large Cap-- B                                      9,570         137,278        149,863
US High Yield-- B                                     21,169         276,610        286,200
Wellington Small Cap Growth -- B                     110,875       1,193,294      1,272,844
Wellington Small Cap Value -- B                      106,322       2,072,500      2,179,610
Wells Capital Core Bond-- B                           16,646         205,619        210,742
Index Allocation-- B                                 972,368      12,440,465     13,000,554
Large Cap Value -- A                                 129,736       2,946,322      2,993,004
Scudder Capital Growth -- B                          436,003       7,077,166      7,913,455
Scudder Global Discovery -- B                        169,471       2,204,743      3,038,614
Scudder Growth & Income -- B                         393,283       3,470,658      4,286,788
Scudder Health Sciences -- B                         193,668       2,251,217      2,626,140
Scudder International -- B                           364,549       3,602,057      4,877,661
Scudder Mid Cap Growth -- B                          134,159       1,462,338      1,659,543
Scudder Blue Chip -- B                               281,184       3,660,578      4,532,688
Scudder Contarian Value -- B                         264,395       3,921,469      4,743,244
Scudder Global Blue Chip -- B                        109,759       1,397,009      1,907,609
Scudder Government Securities -- B                   254,573       3,146,928      3,118,524
Scudder High Income -- B                             424,210       3,430,206      3,554,882
Scudder International Select Equity -- B             229,642       2,714,805      3,733,980
Scudder Fixed Income -- B                            636,831       7,460,875      7,540,078
Scudder Money Market -- B                          3,167,013       3,167,013      3,172,913
Scudder Small Cap Growth -- B                        229,571       2,695,659      3,204,814
Scudder Technology Growth -- B                       170,125       1,481,795      1,573,653
Scudder Total Return -- B                            106,124       2,282,711      2,592,613
Scudder Davis Venture Value -- B                     524,798       5,753,372      7,462,622
Scudder Dreman High Return Equity -- B               905,387      11,716,882     13,598,912
Scudder Dreman Small Cap Value -- B                  271,385       4,915,400      6,209,295
Scudder Janus Growth & Income -- B                   184,201       1,683,529      2,177,259
Scudder Turner Mid Cap Growth -- B                   234,141       2,281,493      2,514,672
Scudder Real Estate -- B                             229,415       3,306,740      5,127,427
Scudder Strategic Income-- B                         212,801       2,415,341      2,498,289

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                           Details of Investments
                                                 ----------------------------------------
Sub-account                                      Shares Owned      Cost          Value
-----------------------------------------------------------------------------------------
Scudder Moderate Allocation-- B                    2,115,854    $23,195,351   $26,278,906
Scudder Conservative Allocation-- B                  761,090      8,326,931     9,026,528
Scudder Growth Allocation-- B                      2,731,827     30,843,805    35,349,837
Scudder Bond -- B                                     72,329        489,517       507,024
Scudder Equity 500 Index -- B                        551,136      7,145,715     8,244,994
Alger American Balanced -- B                         258,024      3,449,622     3,689,737
Alger American Leveraged All Cap -- B                 41,437      1,305,588     1,697,665
Credit Suisse Emerging Markets -- B                   92,298      1,292,946     2,016,715
Credit Suisse Global Post Venture Capital -- B        31,869        359,726       467,199
Dreyfus Socially Responsible Growth Fund -- B         10,724        257,325       302,623
Dreyfus VIF Midcap Stock -- B                        296,460      4,860,378     5,134,681
AIM VI Utilities -- B                                 75,009      1,178,109     1,592,451

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS - (CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and of the Outside Trusts during 2006 were as follows:

                                                   Details of Investments
                                                 --------------------------
Sub-account                                        Purchases       Sales
---------------------------------------------------------------------------
Strategic Opportunities -- A                     $    181,298   $ 6,559,681
Strategic Opportunities -- B                          160,615       409,103
Investment Quality Bond -- A                        1,180,543     3,100,990
Investment Quality Bond -- B                       14,122,449     3,813,207
U.S. Core -- A                                     11,086,370    17,656,914
U.S. Core -- B                                      2,502,812     4,345,759
Blue Chip Growth -- A                               1,009,054    10,907,496
Blue Chip Growth -- B                               2,233,359     4,235,731
Money Market -- A                                  23,787,748    28,808,821
Money Market -- B                                  43,960,070    31,604,396
Global Trust -- A                                     857,150     4,074,986
Global Trust -- B                                     731,028       592,591
Global Bond -- A                                    1,005,651     1,708,013
Global Bond -- B                                    8,139,155     1,562,131
U.S. Government Securities -- A                     3,704,952     6,840,857
U.S. Government Securities -- B                     4,573,198     6,761,976
Income & Value -- A                                 1,155,212     4,610,378
Income & Value -- B                                 1,182,182     1,820,872
Large Cap Growth -- A                                 128,513    16,168,281
Large Cap Growth -- B                                 378,621    13,253,787
Equity-Income -- A                                  6,435,479    12,020,303
Equity-Income -- B                                  7,670,572     7,033,314
Strategic Bond -- A                                 2,815,568     3,763,597
Strategic Bond -- B                                 3,315,926     2,577,284
All Cap Core -- A                                     291,320     2,587,893
All Cap Core -- B                                     184,412       202,950
All Cap Growth -- A                                   313,246     4,102,554
All Cap Growth -- B                                   719,161     1,671,981
International Small Cap -- A                        2,321,632     2,736,024
International Small Cap -- B                        2,330,125     1,692,733
Pacific Rim -- A                                      742,093     1,487,326
Pacific Rim -- B                                    2,666,147     3,117,259
Science & Technology -- A                             583,502     3,904,761
Science & Technology -- B                             938,124     1,858,440
Emerging Small Company -- A                         1,199,135     2,070,890
Emerging Small Company -- B                         1,042,256     1,238,032
International Core -- A                             1,342,405     1,393,665
International Core -- B                             2,152,292     1,010,424
Value -- A                                          2,945,575     2,556,803
Value -- B                                          2,057,541     1,264,686
Real Estate Securities -- A                         3,518,196     2,579,255
Real Estate Securities -- B                         6,047,600     4,184,090
High Yield -- A                                     1,846,124     3,202,134
High Yield -- B                                     5,021,325     5,404,383
Lifestyle Aggressive -- A                           1,935,306     1,349,206
Lifestyle Aggressive -- B                          21,514,896     9,018,705
Lifestyle Growth -- A                               8,835,177     6,020,631
Lifestyle Growth -- B                             360,221,762    21,778,204
Lifestyle Balanced -- A                            10,829,673    11,235,016

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                   Details of Investments
                                                 --------------------------
Sub-account                                        Purchases       Sales
---------------------------------------------------------------------------
Lifestyle Balanced -- B                          $268,478,316   $27,185,119
Lifestyle Moderate -- A                             6,786,698     6,417,268
Lifestyle Moderate -- B                            72,901,605    19,816,958
Lifestyle Conservative -- A                         2,975,038     2,983,925
Lifestyle Conservative -- B                        34,024,297    18,543,378
Small Company Value -- A                            2,744,157     4,083,401
Small Company Value -- B                            7,830,792     6,072,498
International Value -- A                            3,112,337     4,197,119
International Value -- B                            5,222,206     4,601,773
Total Return -- A                                   3,069,278     7,537,063
Total Return -- B                                   5,094,197     9,217,251
US Large Cap Value -- A                               278,786     3,301,116
US Large Cap Value -- B                             1,066,228     3,570,419
Mid Cap Stock -- A                                  2,907,023     4,417,855
Mid Cap Stock -- B                                  3,490,894     3,508,009
Global Allocation -- A                                436,415       921,799
Global Allocation -- B                              8,941,818       878,527
Dynamic Growth -- A                                   105,048     1,399,366
Dynamic Growth -- B                                   320,422       908,056
Total Stock Market Index -- A                         321,917       564,102
Total Stock Market Index -- B                         855,685     1,081,836
500 Index -- A                                      3,918,562     5,918,094
500 Index -- B                                      3,500,528     5,711,712
Mid Cap Index -- A                                    755,365       514,383
Mid Cap Index -- B                                  4,346,521     1,565,918
Small Cap Index -- A                                  264,102       458,825
Small Cap Index -- B                                1,164,461     1,513,168
Capital Appreciation -- A                          15,277,641     3,324,333
Capital Appreciation -- B                          12,868,175     3,230,111
Health Sciences -- A                                1,533,587     1,371,768
Health Sciences -- B                                2,850,309     2,130,884
Financial Services -- A                             1,175,410       590,671
Financial Services -- B                             1,781,866     1,249,137
Quantitative Mid Cap -- A                             244,608       255,266
Quantitative Mid Cap -- B                             753,207       618,250
All Cap Value -- A                                  1,232,241       772,253
All Cap Value -- B                                  3,048,923     1,847,015
Strategic Value -- A                                  532,585     1,798,566
Strategic Value -- B                                1,811,797     5,677,537
Utilities -- A                                      2,103,259     1,002,951
Utilities -- B                                      3,252,524     1,636,218
Mid Cap Value -- A                                  2,882,449     3,970,639
Mid Cap Value -- B                                  5,846,799     4,651,590
Fundamental Value -- A                              1,218,028     2,518,162
Fundamental Value -- B                             13,875,519     3,923,056
Emerging Growth -- B                                1,706,479       734,212
Natural Resources -- B                             11,929,326     9,402,850
Mid Cap Core -- B                                   1,526,581     4,319,886
Quantitative All Cap -- B                             139,588       272,004
Large Cap Value -- B                                8,601,384     3,513,808
Small Cap Opportunities -- A                          340,223     1,256,292
Small Cap Opportunities -- B                        1,617,496     1,729,071

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                   Details of Investments
                                                 -------------------------
Sub-account                                       Purchases       Sales
--------------------------------------------------------------------------
Special Value-- B                                $   359,754   $   419,444
Real Return Bond -- B                              2,218,204     7,224,609
American International -- B                       36,936,351    11,867,717
American Growth -- B                              53,441,248    13,894,306
American Blue Chip Income & Growth -- B            2,802,490     3,034,447
American Growth-Income -- B                       46,663,993    11,670,044
American Bond -- B                                51,598,081     3,335,921
American Century Small Company -- B                   76,789       280,143
PIMCO VIT All Asset                                1,583,229     2,173,408
LMFC Core Equity B                                 2,576,431     1,305,607
PIM Classic Value B                                1,667,853       782,342
Quantitative Value -- B                              789,606       723,002
US Global Leaders Growth-- A                          69,444       208,025
US Global Leaders Growth-- B                         375,185     1,063,080
John Hancock Strategic Income B                      929,289       417,079
John Hancock Int'l Eq Index-- A                      760,834       452,060
John Hancock Int'l Eq Index -- B                     835,937       569,658
Active Bond-- A                                      343,886     2,092,988
Active Bond-- B                                    8,244,995     8,315,783
CGTC Overseas Equity -- B                          1,014,087       443,556
Independence Investment LLC Small Cap-- B             43,968        25,883
Marisco International Opportunities-- B            3,378,763     1,165,516
T Rowe Price Mid Value-- B                           959,695        92,619
UBS Large Cap-- B                                    101,021        66,150
US High Yield-- B                                    248,333        38,782
Wellington Small Cap Growth -- B                   1,336,132       646,736
Wellington Small Cap Value -- B                    2,135,546       811,742
Wells Capital Core Bond-- B                          549,888       433,375
Index Allocation-- B                              12,861,668       417,419
Large Cap Value -- A                               1,230,786        41,062
Scudder Capital Growth -- B                        2,910,787       960,878
Scudder Global Discovery -- B                        525,231       473,420
Scudder Growth & Income -- B                         275,194       466,599
Scudder Health Sciences -- B                         829,869     1,172,898
Scudder International -- B                         1,474,656     1,193,093
Scudder Mid Cap Growth -- B                          711,532       544,543
Scudder Blue Chip -- B                             1,050,922     1,350,359
Scudder Contarian Value -- B                         225,545       727,129
Scudder Global Blue Chip -- B                        557,124     1,327,901
Scudder Government Securities -- B                   289,465       779,690
Scudder High Income -- B                             576,709       814,415
Scudder International Select Equity -- B             611,623       998,739
Scudder Fixed Income -- B                          2,507,919     2,627,196
Scudder Money Market -- B                          4,680,591     5,241,032
Scudder Small Cap Growth -- B                        194,510       773,150
Scudder Technology Growth -- B                       508,240       639,902
Scudder Total Return -- B                            147,196       550,669
Scudder Davis Venture Value -- B                     394,521     1,672,692
Scudder Dreman Financial Services -- B               852,565     2,310,216
Scudder Dreman High Return Equity -- B             6,008,205     1,802,731
Scudder Dreman Small Cap Value -- B                  940,734     1,509,214
Scudder Salomon Growth -- B                          268,703       839,945

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                  Details of Investments
                                                 -----------------------
Sub-account                                       Purchases      Sales
------------------------------------------------------------------------
Scudder Janus Growth & Income -- B               $   72,212   $  575,138
Scudder Janus Growth Opportunities -- B             517,180    1,691,139
Scudder MFS Strategic Value -- B                    230,512    3,838,293
Scudder Oak Strategic Equity -- B                    89,252    1,552,419
Scudder Turner Mid Cap Growth -- B                  946,538    1,048,331
Scudder Real Estate -- B                            425,028    1,107,238
Scudder Strategic Income -- B                       656,122      585,999
Scudder Conservative Income Strategy                604,113    1,824,947
Scudder Moderate Allocation -- B                  2,702,655    1,266,671
Scudder Conservative Allocation -- B              3,134,834    1,084,304
Scudder Growth Allocation -- B                    4,621,443    3,727,249
Scudder Templeton Foreign Value -- B              1,008,407      978,780
Scudder Mercury Large Cap Core -- B                  16,541       97,116
Scudder Bond -- B                                   439,848      103,034
Scudder Equity 500 Index -- B                       342,741    2,509,891
Alger American Balanced -- B                        442,163      568,336
Alger American Leveraged All Cap -- B               503,828      234,288
Credit Suisse Emerging Markets -- B                 402,889    1,078,833
Credit Suisse Global Post Venture Capital -- B      142,365      186,402
Dreyfus Socially Responsible Growth Fund -- B        13,594       88,651
Dreyfus VIF Midcap Stock -- B                     1,189,394    1,108,585
AIM VI Utilities -- B                               287,588      378,035

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                   Dividend Income           Capital Gain
                                    Distribution             Distributuion              Total
                                ----------------------  ----------------------  ----------------------
Sub-account                        2006        2005        2006        2005        2006        2005
------------------------------------------------------------------------------------------------------
Strategic Opportunities -- A    $    3,307  $  133,746  $       --  $       --  $    3,307  $  133,746
Strategic Opportunities -- B            --       4,099          --          --          --       4,099
Investment Quality Bond -- A       786,622     911,979          --          --     786,622     911,979
Investment Quality Bond -- B     1,256,389     367,207          --               1,256,389     367,207
U.S. Core -- A                     866,853   1,214,806   8,332,122   1,883,433   9,198,975   3,098,239
U.S. Core -- B                     121,222     177,673   1,389,409     319,672   1,510,631     497,345
Blue Chip Growth -- A              100,180     223,479          --          --     100,180     223,479
Blue Chip Growth -- B                7,096          --          --          --       7,096          --
Money Market -- A                1,271,165     722,403          --          --   1,271,165     722,403
Money Market -- B                1,303,975     513,522          --          --   1,303,975     513,522
Global Trust -- A                  290,111     314,018          --          --     290,111     314,018
Global Trust -- B                   48,207      35,881          --          --      48,207      35,881
Global Bond -- A                        --     327,184      77,389      59,341      77,389     386,525
Global Bond -- B                        --     348,099     149,501      69,252     149,501     417,351
U.S. Government Securities --
A                                1,062,392     460,893          --     487,392   1,062,392     948,285
U.S. Government Securities --
B                                  594,087     193,952          --     267,013     594,087     460,965
Income & Value -- A                420,959     387,895          --          --     420,959     387,895
Income & Value -- B                197,808     151,823          --          --     197,808     151,823
Large Cap Growth -- A               57,780     130,806          --          --      57,780     130,806
Large Cap Growth -- B               16,375      73,944          --          --      16,375      73,944
Equity-Income -- A                 977,415     898,791   4,021,624   2,484,200   4,999,039   3,382,991
Equity-Income -- B                 473,388     274,759   2,184,962   1,018,145   2,658,350   1,292,904
Strategic Bond -- A              1,114,130     541,262          --          --   1,114,130     541,262
Strategic Bond -- B                935,284     223,912          --          --     935,284     223,912
All Cap Core -- A                   71,918      88,776          --          --      71,918      88,776
All Cap Core -- B                    6,659       5,357          --          --       6,659       5,357
International Small Cap -- A        88,177      66,486          --          --      88,177      66,486
International Small Cap -- B        56,902      10,652          --          --      56,902      10,652
Pacific Rim -- A                    32,750      26,715          --          --      32,750     26,715
Pacific Rim -- B                    31,206      16,619          --          --      31,206      16,619
Emerging Small Company --               --          --     345,860          --     345,860          --
Emerging Small Company --               --          --     288,406          --     288,406          --
International Core -- A             28,345      32,271     215,605          --     243,950      32,271
International Core -- B              9,955          --      96,463          --     106,418          --
Value -- A                          44,386      74,276   1,644,993          --   1,689,379      74,276
Value -- B                           7,918      14,843     549,075          --     556,993      14,843
Real Estate Securities -- A        182,107     183,706   1,737,633   1,266,441   1,919,740   1,450,147
Real Estate Securities -- B        216,422     165,560   2,252,014   1,486,099   2,468,436   1,651,659

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS -- (CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                    Dividend Income            Capital Gain
                                      Distribution            Distributuion                Total
                                -----------------------  -----------------------  ------------------------
Sub-account                         2006        2005         2006        2005         2006         2005
----------------------------------------------------------------------------------------------------------
High Yield -- A                 $   639,652  $  543,694  $        --  $       --  $   639,652  $   543,694
High Yield -- B                     759,056     458,024           --          --      759,056      458,024
Lifestyle Aggressive -- A           404,691     110,070    1,071,714      85,091    1,476,405      195,161
Lifestyle Aggressive -- B         4,417,116     918,152   11,724,260     708,768   16,141,376    1,626,920
Lifestyle Growth -- A             2,054,580     934,905    2,346,119     206,716    4,400,699    1,141,621
Lifestyle Growth -- B            27,667,312   5,479,562   31,594,940   1,189,224   59,262,252    6,668,786
Lifestyle Balanced -- A           3,013,914   2,205,423    3,592,276     895,317    6,606,190    3,100,740
Lifestyle Balanced -- B          24,917,500   8,135,500   29,645,325   3,260,385   54,562,825   11,395,885
Lifestyle Moderate -- A           1,262,365   1,152,867    1,245,925     804,317    2,508,290    1,957,184
Lifestyle Moderate -- B           6,140,352   3,064,192    6,051,344   2,137,656   12,191,696    5,201,848
Lifestyle Conservative -- A         705,228     739,817      455,428     475,919    1,160,656    1,215,736
Lifestyle Conservative -- B       2,696,607   1,832,417    1,740,241   1,179,975    4,436,848    3,012,392
Small Company Value -- A              8,849      37,576    2,040,300     223,450    2,049,149      261,026
Small Company Value -- B                 --      12,649    3,375,562     314,009    3,375,562      326,658
International Value -- A            346,818      69,029      831,966      90,366    1,178,784      159,395
International Value -- B            346,600      99,074      907,465     188,461    1,254,065      287,535
Total Return -- A                 1,094,016     892,014           --     918,925    1,094,016    1,810,939
Total Return -- B                 1,088,609     718,565           --     871,799    1,088,609    1,590,364
US Large Cap Value -- A              87,661      75,435           --          --       87,661       75,435
US Large Cap Value -- B              51,535      16,666           --          --       51,535       16,666
Mid Cap Stock -- A                       --          --      829,036     302,291      829,036      302,291
Mid Cap Stock -- B                       --          --      827,112     444,744      827,112      444,744
Global Allocation -- A               29,889      28,007           --          --       29,889       28,007
Global Allocation -- B               83,937      37,227           --          --       83,937       37,227
Total Stock Market Index -- A        18,202      20,278        9,737          --       27,939       20,278
Total Stock Market Index -- B        51,985      57,250       33,190          --       85,175       57,250
500 Index -- A                       77,934     171,042           --          --       77,934      171,042
500 Index -- B                      141,001     248,509           --          --      141,001      248,509
Mid Cap Index -- A                   14,206      11,286       99,254      73,700      113,460       84,986
Mid Cap Index -- B                   33,201      21,257      322,613     212,687      355,814      233,944
Small Cap Index -- A                  8,192       9,540       44,263      64,485       52,455       74,025
Small Cap Index -- B                 20,775      20,395      169,982     210,027      190,757      230,422
Capital Appreciation -- A                --          --      148,109          --      148,109           --
Capital Appreciation -- B                --          --      356,627          --      356,627           --
Health Sciences -- A                     --          --      364,786     300,247      364,786      300,247
Health Sciences -- B                     --          --      724,294     500,044      724,294      500,044
Financial Services -- A               8,518       9,313           47          --        8,565        9,313
Financial Services -- B               9,729       8,355           93          --        9,822        8,355
Quantitative Mid Cap -- A                --          --      182,721          --      182,721           --
Quantitative Mid Cap -- B                --          --      408,660          --      408,660           --

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS -- (CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                   Dividend Income         Capital Gain
                                    Distribution           Distributuion              Total
                                --------------------  ----------------------  ----------------------
Sub-account                        2006       2005        2006       2005        2006        2005
----------------------------------------------------------------------------------------------------
All Cap Value -- A              $   37,147  $ 20,426  $  827,974  $  143,409  $  865,121  $  163,835
All Cap Value -- B                  69,860     9,559   1,879,691     308,110   1,949,551     317,669
Strategic Value -- A                36,123    12,091     317,937     147,427     354,060     159,518
Strategic Value -- B               103,144    15,008   1,055,021     390,291   1,158,165     405,299
Utilities -- A                      90,601    16,931     473,896     215,973     564,497     232,904
Utilities -- B                     128,712    12,774     728,040     231,673     856,752     244,447
Mid Cap Value -- A                  77,915    53,256   1,852,567     406,829   1,930,482     460,085
Mid Cap Value -- B                 125,026    57,414   4,047,935     761,451   4,172,961     818,865
Fundamental Value -- A              74,261    43,898     309,035          --     383,296      43,898
Fundamental Value -- B             174,951    40,532     923,003          --   1,097,954      40,532
Emerging Growth -- B                    --        --     551,446          --     551,446          --
Natural Resources -- B              59,681        --   2,720,026     166,699   2,779,707     166,699
Mid Cap Core -- B                   47,214        --     809,268     458,834     856,482     458,834
Quantitative All Cap -- B            3,841     4,106      43,823      45,324      47,664      49,430
Large Cap Value -- B                15,812        --     456,448          --     472,260          --
Small Cap Opportunities -- A        30,684        --     114,772          --     145,456          --
Small Cap Opportunities -- B        46,132        --     225,916      55,557     272,048      55,557
Special Value-- B                       --        --      88,478       3,508      88,478       3,508
Real Return Bond -- B              333,814    18,699     272,457     630,168     606,271     648,867
American International -- B        562,658   179,351     750,528   2,408,581   1,313,186   2,587,932
American Growth -- B               225,678        --     842,829      83,653   1,068,507      83,653
American Blue Chip Income &
Growth -- B                         84,087     7,724     337,825   1,888,187     421,912   1,895,911
American Growth-Income -- B      1,091,094   197,952     133,016      76,115   1,224,110     274,067
American Century Small
Company -- B                            --        --      48,177      10,636      48,177      10,636
PIMCO VIT All Asset                254,474   178,349      12,279      16,072     266,753     194,421
LMFC Core Equity B                      --        --     371,850          --     371,850          --
PIM Classic Value B                 17,418     4,523      42,770      58,741      60,188      63,264
Quantitative Value -- B              2,387        --      22,879       3,251      25,266       3,251
US Global Leaders Growth-- A            --     2,680      15,395      28,369      15,395      31,049
US Global Leaders Growth-- B            --        --      41,110      77,720      41,110      77,720
John Hancock Strategic
Income B                            64,468    60,568         592       3,896      65,060      64,464
John Hancock Int'l Eq Index--
A                                   11,981     8,499      12,136      73,099      24,117      81,598
John Hancock Int'l Eq Index--
B                                   22,206    17,677      28,538     198,709      50,744     216,386

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS -- (CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                   Dividend Income       Capital Gain
                                    Distribution         Distribution             Total
                                --------------------  ------------------  --------------------
Sub-account                        2006       2005      2006      2005       2006       2005
----------------------------------------------------------------------------------------------
Active Bond-- A                 $  266,708  $     --  $     --  $ 25,253  $  266,708  $ 25,253
Active Bond-- B                  1,630,598        --        --   141,673   1,630,598   141,673
CGTC Overseas Equity -- B            2,519        --    19,486     1,778      22,005     1,778
Independence Investment LLC
Small Cap-- B                           --        --     7,986        --       7,986        --
Marisco International
Opportunities-- B                    4,575        --    59,929        --      64,504        --
T Rowe Price Mid Value-- B             384        --    45,278       803      45,662       803
UBS Large Cap-- B                      246        --     2,295        --       2,541        --
US High Yield-- B                    3,446        --        --        --       3,446        --
Wellington Small Cap Growth
-- B                                    --        --        --     4,582          --     4,582
Wellington Small Cap Value
-- B                                    --        --   251,761     4,794     251,761     4,794
Wells Capital Core Bond-- B          3,170        --        --        --       3,170        --
Index Allocation-- B               130,376        --        --        --     130,376        --
Large Cap Value -- A                    --        --        --        --          --        --
Scudder Capital Growth -- B         10,213     9,199        --        --      10,213     9,199
Scudder Global Discovery -- B       24,506     5,077        --        --      24,506     5,077
Scudder Growth & Income -- B        25,016    27,710        --        --      25,016    27,710
Scudder Health Sciences -- B            --        --    11,129        --      11,129        --
Scudder International -- B          61,803    48,516        --        --      61,803    48,516
Scudder Mid Cap Growth -- B             --        --        --        --          --        --
Scudder Blue Chip -- B              22,089    24,193   237,511        --     259,600    24,193
Scudder Contarian Value -- B        56,589    70,170        --        --      56,589    70,170
Scudder Global Blue Chip -- B        4,643        --   175,331        --     179,974        --
Scudder Government
Securities -- B                    121,763   132,754        --    28,622     121,763   161,376
Scudder High Income -- B           281,923   385,095        --               281,923   385,095
Scudder International Select
Equity -- B                         59,624    62,560        --                59,624    62,560
Scudder Fixed Income -- B          236,980   227,834     1,187    67,875     238,167   295,709
Scudder Money Market -- B          158,840    54,758        --        --     158,840    54,758
Scudder Technology Growth -- B          --     1,871        --        --          --     1,871
Scudder Total Return -- B           60,279    69,683        --        --      60,279    69,683

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS -- (CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                  Dividend Income      Capital Gain
                                    Distribution       Distribution           Total
                                ------------------  ------------------  ------------------
Sub-account                       2006      2005      2006      2005      2006      2005
------------------------------------------------------------------------------------------
Scudder Davis Venture Value
-- B                            $ 21,553  $ 25,330  $     --  $     --  $ 21,553  $ 25,330
Scudder Dreman Financial
Services -- B                     50,778    24,546   317,952        --   368,730    24,546
Scudder Dreman High Return
Equity -- B                      117,424    98,674   510,858        --   628,282    98,674
Scudder Dreman Small Cap
Value -- B                        24,602    18,847   498,755   453,967   523,357   472,814
Scudder Salomon Growth -- B           --        --   205,493        --   205,493        --
Scudder Janus Growth &
Income -- B                        5,547        --        --        --     5,547        --
Scudder MFS Strategic Value
-- B                              22,357    25,357   170,421   349,879   192,778   375,236
Scudder Turner Mid Cap
Growth -- B                           --        --   218,164        --   218,164        --
Scudder Real Estate -- B              --    96,020    80,192   284,332    80,192   380,352
Scudder Strategic Income -- B    108,500   177,416    22,439     5,546   130,939   182,962
Scudder Conservative Income
Strategy                          66,372        --    13,040       549    79,412       549
Scudder Moderate
Allocation-- B                   210,533        --   168,426    17,059   378,959    17,059
Scudder Conservative
Allocation-- B                    90,913        --    40,399     6,825   131,312     6,825
Scudder Growth Allocation-- B    265,460        --   271,048    20,452   536,508    20,452
Scudder Templeton Foreign
Value                             21,047       790   211,985       552   233,032     1,342
Scudder Mercury Large Cap Core        --         5    13,451       125    13,451       130
Scudder Bond -- B                  5,265        --       186        --     5,451        --
Scudder Equity 500 Index -- B     75,375        --        --        --    75,375        --
Alger American Balanced -- B      45,587    62,242   194,811        --   240,398    62,242
Credit Suisse Emerging
Markets -- B                      11,063    13,450    27,173        --    38,236    13,450
Dreyfus VIF Midcap Stock -- B     10,195        --   919,004    20,853   929,199    20,853
AIM VI Utilities -- B             50,670    32,082    31,283        --    81,953    32,082

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                                                                     EXPENSE RATIO   INVESTMENT        TOTAL
                                                 UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO      INCOME      RETURN HIGHEST
             SUB-ACCOUNT                  YEAR  (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**       TO LOWEST***
----------------------------------------  ----  ------  -----------------  --------  --------------  ----------  -------------------
Strategic Opportunities - A               2006   1,036   $30.20 to $9.73   $ 25,877  1.75% to 1.40%     0.01%     10.60% to 10.22%
                                          2005   1,295     27.30 to 8.83     29,104   1.75 to 1.40      0.45        8.20 to 7.83
                                          2004   1,596     25.23 to 8.19     33,131   1.75 to 1.40      0.09       10.75 to 10.36
                                          2003   1,878     22.79 to 7.42     35,115   1.75 to 1.40      0.00       24.09 to 23.66
                                          2002   2,127     18.36 to 6.00     32,409   1.75 to 1.40      0.00     (39.62) to (39.83)

Strategic Opportunities - B               2006     119    13.44 to 12.89      1,589   1.85 to 1.40      0.00        10.36 to 9.87
                                          2005     137    12.18 to 11.71      1,659   1.85 to 1.40      0.26        8.03 to 4.76
                                          2004     142    11.27 to 10.87      1,596   1.75 to 1.40      0.02       10.82 to 10.43
                                          2003     128     10.17 to 9.83      1,292   1.75 to 1.40      0.00       23.87 to 23.44
                                          2002      19      8.21 to 7.96        154   1.75 to 1.40      0.00      (9.50) to (36.35)

Investment Quality Bond - A               2006     545    26.55 to 16.52     11,394   1.75 to 1.40      6.35        2.13 to 1.78
                                          2005     659    25.99 to 16.23     13,684   1.75 to 1.40      5.85        0.84 to 0.49
                                          2004     812    25.78 to 16.15     17,006   1.75 to 1.40      6.00        3.35 to 2.99
                                          2003     953    24.94 to 15.68     19,568   1.75 to 1.40      5.30        5.83 to 5.46
                                          2002   1,208    23.57 to 14.87     23,510   1.75 to 1.40      4.96        8.41 to 8.03

Investment Quality Bond - B               2006   1,826    14.94 to 12.99     26,873   1.85 to 1.15      5.47        4.16 to 1.47
                                          2005   1,168    14.66 to 14.42     17,007   1.85 to 1.40      3.82       0.61 to (0.28)
                                          2004     499    14.57 to 14.44      7,232   1.75 to 1.40      5.22        3.19 to 2.83
                                          2003     466    14.15 to 14.04      6,562   1.75 to 1.40      4.25        5.75 to 5.38
                                          2002     185    13.41 to 13.32      2,464   1.75 to 1.40      0.33        7.28 to 2.27

U.S. Core - A                             2006   2,725    32.90 to 10.61     65,921   1.75 to 1.40      1.25        7.66 to 7.29
                                          2005   3,340     30.56 to 9.89     75,782   1.75 to 1.40      1.43        0.62 to 0.27
                                          2004   4,242     30.37 to 9.86     95,127   1.75 to 1.40      0.88        5.28 to 4.92
                                          2003   4,833     28.85 to 9.40    105,349   1.75 to 1.40      1.00       24.83 to 24.39
                                          2002   5,355     23.11 to 7.56     95,740   1.75 to 1.40      0.66     (25.39) to (25.65)

U.S. Core - B                             2006     842    14.58 to 13.33     12,039   1.85 to 1.40      1.00        7.48 to 7.00
                                          2005   1,076    13.56 to 12.43     14,348   1.85 to 1.40      1.18       0.43 to (1.39)
                                          2004   1,230    13.51 to 12.41     16,363   1.75 to 1.40      0.69        5.06 to 4.70
                                          2003     966    12.86 to 11.84     12,269   1.75 to 1.40      0.81       24.65 to 24.22
                                          2002     243     10.31 to 9.53      2,496   1.75 to 1.40      0.02      (6.48) to (23.80)

Blue Chip Growth - A                      2006   2,288    24.22 to 10.96     45,399   1.75 to 1.40      0.21        8.07 to 7.69
                                          2005   2,774    22.46 to 10.18     51,140   1.75 to 1.40      0.42        4.13 to 3.77
                                          2004   3,361     21.63 to 9.81     59,864   1.75 to 1.40      0.12        7.51 to 7.14
                                          2003   3,812     20.17 to 9.15     63,875   1.75 to 1.40      0.04       27.38 to 26.93
                                          2002   4,318     15.87 to 7.21     57,550   1.75 to 1.40      0.00     (25.31) to (25.57)

Blue Chip Growth - B                      2006   1,374    15.64 to 13.17     21,093   1.85 to 1.15      0.03        7.80 to 5.20
                                          2005   1,489    14.51 to 13.41     21,253   1.85 to 1.40      0.00        3.90 to 2.29
                                          2004   1,140    13.97 to 12.94     15,702   1.75 to 1.40      0.06        7.31 to 6.94
                                          2003     699    13.01 to 12.09      8,975   1.75 to 1.40      0.11       27.22 to 26.78
                                          2002     166     10.23 to 9.53      1,681   1.75 to 1.40      0.00      (6.75) to (23.78)

Money Market - A                          2006   1,593    17.82 to 13.05     24,875   1.75 to 1.40      4.35        2.99 to 2.63
                                          2005   1,956    17.30 to 12.71     29,884   1.75 to 1.40      2.61        1.24 to 0.89
                                          2004   1,963    17.09 to 12.59     29,824   1.75 to 1.40      0.80      (0.60) to (0.95)
                                          2003   2,678    17.19 to 12.70     40,217   1.75 to 1.40      0.60      (0.82) to (1.16)
                                          2002   4,836    17.33 to 12.83     71,391   1.75 to 1.40      1.17      (0.23) to (0.58)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                     EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                                                 UNITS    UNIT FAIR VALUE   ASSETS    HIGHEST TO      INCOME          HIGHEST
               SUB-ACCOUNT                YEAR  (000S)  HIGHEST TO LOWEST   (000S)     LOWEST*        RATIO**      TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  ------------------
Money Market - B                          2006   2,653  $12.77 to $12.45   $33,361  1.85% to 1.15%     4.20%      2.79% to 1.81%
                                          2005   1,716    12.37 to 12.16    21,020   1.85 to 1.40      2.42        1.04 to 0.47
                                          2004   1,606    12.24 to 12.13    19,536   1.75 to 1.40      0.53      (0.80) to (1.14)
                                          2003   1,567    12.34 to 12.26    19,245   1.75 to 1.40      0.37      (1.01) to (1.36)
                                          2002     968    12.46 to 12.42    12,039   1.75 to 1.40      0.59      (0.08) to (0.64)

Global Trust - A                          2006     722    33.14 to 16.14    22,073   1.75 to 1.40      1.34       18.65 to 18.24
                                          2005     835    27.93 to 13.65    21,550   1.75 to 1.40      1.33        9.19 to 8.81
                                          2004   1,093    25.58 to 12.54    26,117   1.75 to 1.40      1.77       13.16 to 12.76
                                          2003   1,222    22.60 to 11.13    25,984   1.75 to 1.40      0.91       25.69 to 25.25
                                          2002   1,451    17.99 to 8.88     24,611   1.75 to 1.40      1.39     (20.23) to (20.51)

Global Trust - B                          2006     252    18.91 to 18.43     4,726   1.85 to 1.40      1.11       18.43 to 17.90
                                          2005     242    15.96 to 15.60     3,839   1.85 to 1.40      1.10        8.97 to 4.62
                                          2004     156    14.65 to 14.35     2,271   1.75 to 1.40      1.22       12.94 to 12.54
                                          2003      84    12.97 to 12.74     1,084   1.75 to 1.40      0.58       25.46 to 25.02
                                          2002      24    10.34 to 10.18       250   1.75 to 1.40      0.02      (4.46) to (18.58)

Global Bond - A                           2006     252    27.35 to 17.51     5,851   1.75 to 1.40      0.00        3.81 to 3.45
                                          2005     280    26.35 to 16.93     6,328   1.75 to 1.40      4.76      (7.84) to (8.16)
                                          2004     290    28.59 to 18.43     7,259   1.75 to 1.40      3.76        8.71 to 8.33
                                          2003     333    26.30 to 17.02     7,790   1.75 to 1.40      3.99       13.79 to 13.39
                                          2002     446    23.11 to 15.01     9,221   1.75 to 1.40      0.00       18.45 to 18.04

Global Bond - B                           2006   1,045    17.40 to 12.66    17,310   1.85 to 1.15      0.00        3.61 to 1.12
                                          2005     632    16.83 to 15.99    10,257   1.85 to 1.40      3.99      (3.01) to (8.27)
                                          2004     459    18.33 to 17.49     8,103   1.75 to 1.40      2.91        8.54 to 8.16
                                          2003     316    16.93 to 16.17     5,160   1.75 to 1.40      3.49       13.57 to 13.17
                                          2002      96    14.95 to 14.29     1,379   1.75 to 1.40      0.00       19.58 to 5.13

U.S. Government Securities - A            2006   1,010    23.58 to 15.24    19,539   1.75 to 1.40      4.92        2.94 to 2.58
                                          2005   1,203    22.91 to 14.86    22,795   1.75 to 1.40      1.78       0.17 to (0.18)
                                          2004   1,498    22.87 to 14.89    28,279   1.75 to 1.40      2.02        1.45 to 1.10
                                          2003   1,852    22.54 to 14.72    34,707   1.75 to 1.40      3.48       0.32 to (0.03)
                                          2002   2,576    22.47 to 14.73    47,851   1.75 to 1.40      3.14        6.49 to 6.12

U.S. Government Securities - B            2006     809    13.69 to 12.97    10,952   1.85 to 1.15      4.65        4.01 to 2.29
                                          2005     998    13.33 to 13.11    13,188   1.85 to 1.40      1.34       0.05 to (0.34)
                                          2004   1,114    13.35 to 13.20    14,757   1.75 to 1.40      1.69        1.27 to 0.91
                                          2003   1,242    13.22 to 13.08    16,277   1.75 to 1.40      2.63       0.18 to (0.17)
                                          2002     381    13.29 to 13.10     4,999   1.75 to 1.40      0.12        5.83 to 1.15

Income & Value - A                        2006     832    27.95 to 15.12    19,390   1.75 to 1.40      2.08        7.16 to 6.78
                                          2005     977    26.08 to 14.16    21,592   1.75 to 1.40      1.71        3.76 to 3.40
                                          2004   1,195    25.14 to 13.70    25,291   1.75 to 1.40      1.25        6.14 to 5.77
                                          2003   1,090    23.68 to 12.95    22,537   1.75 to 1.40      1.97       24.73 to 24.29
                                          2002   1,169    18.99 to 10.42    19,697   1.75 to 1.40      2.10     (17.10) to (17.39)

Income & Value - B                        2006     695    15.85 to 12.97    10,855   1.85 to 1.15      1.81        6.92 to 3.62
                                          2005     739    14.82 to 14.18    10,815   1.85 to 1.40      1.48        3.53 to 1.56
                                          2004     705    14.32 to 13.73     9,986   1.75 to 1.40      0.91        5.92 to 5.55
                                          2003     418    13.52 to13.00      5,604   1.75 to 1.40      1.34       24.53 to 24.10
                                          2002      72    10.86 to 10.46       782   1.75 to 1.40      0.06     (5.24) to (16.31)

Large Cap Growth - A                      2006      --    19.35 to 8.62         --   1.75 to 1.40     0.38(a)     1.92 to 1.80(a)
                                          2005   1,167    18.99 to 8.47     15,731   1.75 to 1.40      0.77      (1.15) to (1.49)
                                          2004   1,389    19.21 to 8.59     19,019   1.75 to 1.40      0.28        4.70 to 4.33
                                          2003   1,546    18.34 to 8.24     20,289   1.75 to 1.40      0.26       23.59 to 23.15
                                          2002   1,748    14.84 to 6.69     18,491   1.75 to 1.40      0.33     (23.91) to (24.17)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                     EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE    ASSETS    HIGHEST TO      INCOME           HIGHEST
              SUB-ACCOUNT                 YEAR  (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**      TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  ------------------
Large Cap Growth - B                      2006      --  $13.11 to $12.30        --  1.85% to 1.40%   0.14%(a)     1.85 to 1.70(a)
                                          2005     992    12.87 to 12.08    12,609   1.85 to 1.40      0.58      (1.17) to (1.75)
                                          2004   1,043    13.06 to 12.29    13,477   1.75 to 1.40      0.17        4.52 to 4.16
                                          2003     792    12.49 to 11.78     9,813   1.75 to 1.40      0.25       23.50 to 23.07
                                          2002     111    10.11 to 9.56      1,120   1.75 to 1.40      0.01     (6.30) to (23.48)

Equity-Income - A                         2006   2,087    36.09 to 20.12    65,058   1.75 to 1.40      1.53       17.37 to 16.96
                                          2005   2,415    30.74 to 17.20    64,504   1.75 to 1.40      1.30        2.48 to 2.12
                                          2004   2,836    30.00 to 16.84    74,171   1.75 to 1.40      1.31       13.21 to 12.81
                                          2003   3,134    26.50 to 14.93    72,725   1.75 to 1.40      1.51       23.83 to 23.40
                                          2002   3,515    21.40 to 12.10    66,375   1.75 to 1.40      1.38     (14.49) to (14.79)

Equity-Income - B                         2006   2,177    17.74 to 13.74    37,727   1.85 to 1.15      1.36       17.12 to 9.77
                                          2005   2,271    15.18 to 14.66    33,757   1.85 to 1.40      0.88        2.28 to 0.18
                                          2004   1,869    14.88 to 14.44    27,207   1.75 to 1.40      0.96       13.01 to 12.62
                                          2003   1,249    13.20 to 12.82    16,139   1.75 to 1.40      1.10       23.66 to 23.23
                                          2002     341    10.70 to 10.41     3,557   1.75 to 1.40      0.01     (3.87) to (16.75)

Strategic Bond - A                        2006     758    21.83 to 17.84    15,541   1.75 to 1.40      6.84        5.57 to 5.20
                                          2005     847    20.68 to 16.96    16,526   1.75 to 1.40      2.89        1.27 to 0.92
                                          2004   1,066    20.42 to 16.80    20,777   1.75 to 1.40      3.89        5.18 to 4.81
                                          2003   1,279    19.41 to 16.03    23,715   1.75 to 1.40      4.98       11.54 to 11.15
                                          2002   1,573    17.41 to 14.42    26,185   1.75 to 1.40      7.09        7.44 to 7.07

Strategic Bond - B                        2006     892    16.27 to 13.27    14,373   1.85 to 1.15      6.66        6.42 to 4.91
                                          2005     891    15.48 to 15.15    13,656   1.85 to 1.40      1.90        1.02 to 0.06
                                          2004     594    15.36 to 15.10     9,013   1.75 to 1.40      2.79        4.91 to 4.54
                                          2003     394    14.68 to 14.45     5,716   1.75 to 1.40      3.27       11.36 to 10.97
                                          2002     110    13.22 to 13.02     1,432   1.75 to 1.40      0.36        5.74 to 1.36

All Cap Core - A                          2006     522    20.83 to 9.21      9,535   1.75 to 1.40      0.72       13.16 to 12.76
                                          2005     669    18.41 to 8.17     10,530   1.75 to 1.40      0.79        7.57 to 7.19
                                          2004     839    17.11 to 7.62     12,345   1.75 to 1.40      0.46       14.71 to 14.31
                                          2003   1,051    14.92 to 6.67     13,409   1.75 to 1.40      0.00       29.72 to 29.26
                                          2002   1,179    11.50 to 5.16     11,921   1.75 to 1.40      0.00     (26.27) to (26.53)

All Cap Core - B                          2006      73    18.94 to 16.71     1,341   1.85 to 1.40      0.52       12.96 to 12.45
                                          2005      73    16.76 to 14.83     1,194   1.85 to 1.40      0.58        7.38 to 2.89
                                          2004      52    15.61 to 13.84       790   1.75 to 1.40      0.31       14.44 to 14.04
                                          2003      40    13.64 to 12.13       537   1.75 to 1.40      0.00       29.43 to 28.98
                                          2002       9    10.54 to 9.39         94   1.75 to 1.40      0.00     (4.53) to (24.86)

All Cap Growth - A                        2006   1,006    20.21 to 8.59     16,657   1.75 to 1.40      0.00        5.10 to 4.73
                                          2005   1,229    19.23 to 8.20     19,308   1.75 to 1.40      0.00        7.48 to 7.11
                                          2004   1,524    17.89 to 7.65     22,220   1.75 to 1.40      0.00        5.04 to 4.67
                                          2003   1,856    17.03 to 7.31     25,993   1.75 to 1.40      0.00       27.44 to 27.00
                                          2002   2,165    13.36 to 5.76     24,084   1.75 to 1.40      0.00     (25.46) to (25.72)

All Cap Growth - B                        2006     288    15.05 to 14.04     4,253   1.85 to 1.40      0.00        4.84 to 4.37
                                          2005     348    14.36 to 13.42     4,923   1.85 to 1.40      0.00        7.26 to 5.24
                                          2004     394  $13.39 to $12.54     5,206   1.75 to 1.40      0.00        4.85 to 4.48
                                          2003     323  $12.77 to $11.99     4,079   1.75 to 1.40      0.00       27.20 to 26.76
                                          2002      62   $10.04 to $9.45       613   1.75 to 1.40      0.00     (7.06) to (24.39)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO   INVESTMENT     TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE    ASSETS    HIGHEST TO      INCOME          HIGHEST
              SUB-ACCOUNT                 YEAR  (000S)  HIGHEST TO LOWEST   (000S)     LOWEST*        RATIO**      TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  ------------------
International Small Cap - A               2006     360  $26.22 to $13.67   $ 8,037  1.75% to 1.40%     1.17%      25.96% to 25.52%
                                          2005     357    20.82 to 10.89     6,725   1.75 to 1.40      0.88        8.58 to 8.20
                                          2004     449    19.17 to 10.06     7,886   1.75 to 1.40      0.13       19.38 to 18.96
                                          2003     477    16.06 to 8.46      7,213   1.75 to 1.40      0.00       52.79 to 52.26
                                          2002     539    10.51 to 5.56      5,297   1.75 to 1.40      0.00     (17.88) to (18.17)

International Small Cap - B               2006     290    25.04 to 13.58     6,936   1.85 to 1.15      0.95       25.78 to 8.50
                                          2005     255    19.96 to 19.17     4,950   1.85 to 1.40      0.23        8.35 to 3.91
                                          2004     245    18.47 to 17.82     4,400   1.75 to 1.40      0.08       19.18 to 18.77
                                          2003     128    15.53 to 15.00     1,932   1.75 to 1.40      0.00       52.58 to 52.05
                                          2002      10    10.21 to 9.87         98   1.75 to 1.40      0.00     (6.40) to (21.07)

Pacific Rim - A                           2006     221    16.12 to 13.52     3,135   1.75 to 1.40      0.97        9.51 to 9.12
                                          2005     277    14.77 to 12.38     3,580   1.75 to 1.40      0.92       24.01 to 23.58
                                          2004     269    11.95 to 10.01     2,804   1.75 to 1.40      0.47       15.27 to 14.87
                                          2003     271    10.40 to 8.70      2,433   1.75 to 1.40      0.14       38.77 to 38.28
                                          2002     266     7.52 to 6.29      1,713   1.75 to 1.40      0.12     (13.75) to (14.06)

Pacific Rim - B                           2006     187    22.84 to 12.24     3,969   1.85 to 1.15      0.76       9.38 to (2.18)
                                          2005     208    20.94 to 19.28     4,083   1.85 to 1.40      0.65       23.68 to 20.11
                                          2004     130    16.97 to 15.70     2,069   1.75 to 1.40      0.37       15.17 to 14.77
                                          2003      90    14.77 to 13.68     1,236   1.75 to 1.40      0.09       38.57 to 38.09
                                          2002       8    10.69 to 9.91         80   1.75 to 1.40      0.00     (5.66) to (20.75)

Science & Technology - A                  2006   1,477    12.90 to 4.53     13,945   1.75 to 1.40      0.00        4.06 to 3.70
                                          2005   1,845    12.40 to 4.37     16,503   1.75 to 1.40      0.00        0.67 to 0.32
                                          2004   2,215    12.31 to 4.36     19,863   1.75 to 1.40      0.00      (0.53) to (0.88)
                                          2003   2,590    12.38 to 4.40     23,957   1.75 to 1.40      0.00       48.31 to 47.79
                                          2002   2,560     8.35 to 2.98     16,805   1.75 to 1.40      0.00     (41.59) to (41.79)

Science & Technology - B                  2006     413    14.32 to 11.23     5,689   1.85 to 1.15      0.00        3.91 to 0.92
                                          2005     483    13.79 to 10.83     6,362   1.85 to 1.40      0.00       0.41 to (1.28)
                                          2004     577    13.73 to 10.81     7,605   1.75 to 1.40      0.00      (0.62) to (0.97)
                                          2003     400    13.81 to 10.91     5,261   1.75 to 1.40      0.00       48.37 to 47.86
                                          2002      38     9.31 to 7.37        339   1.75 to 1.40      0.00     (13.47) to (41.05)

Emerging Small Company - A                2006     379    19.70 to 9.08      5,866   1.75 to 1.40      0.00        0.99 to 0.63
                                          2005     441    19.51 to 9.03      6,901   1.75 to 1.40      0.00        3.59 to 3.23
                                          2004     532    18.84 to 8.74      8,031   1.75 to 1.40      0.00        9.97 to 9.58
                                          2003     567    17.13 to 7.98      8,043   1.75 to 1.40      0.00       37.79 to 37.31
                                          2002     613    12.43 to 5.81      6,457   1.75 to 1.40      0.00     (30.19) to (30.43)

Emerging Small Company - B                2006     335    15.04 to 14.11     4,967   1.85 to 1.40      0.00        0.76 to 0.31
                                          2005     362    14.92 to 14.04     5,343   1.85 to 1.40      0.00       3.40 to (0.21)
                                          2004     363    14.43 to 13.61     5,183   1.75 to 1.40      0.00        9.76 to 9.38
                                          2003     224    13.15 to 12.43     2,921   1.75 to 1.40      0.00       37.54 to 37.06
                                          2002      42     9.56 to 9.06        399   1.75 to 1.40      0.00     (8.75) to (27.53)

International Core - A                    2006     308    18.57 to 13.50     5,223   1.75 to 1.40      0.60       23.04 to 22.61
                                          2005     327    15.09 to 11.01     4,486   1.75 to 1.40      0.76       14.34 to 13.94
                                          2004     344    13.20 to 9.66      4,161   1.75 to 1.40      0.86       13.98 to 13.58
                                          2003     414    11.58 to 8.51      4,432   1.75 to 1.40      0.51       28.46 to 28.02
                                          2002     492     9.01 to 6.65      4,125   1.75 to 1.40      0.44     (22.78) to (23.05)

International Core - B                    2006     159    20.21 to 13.32     3,123   1.85 to 1.15      0.42       22.89 to 6.43
                                          2005      98    16.48 to 15.90     1,581   1.85 to 1.40      0.00       14.10 to 11.19
                                          2004      88    14.48 to 14.03     1,248   1.75 to 1.40      0.68       13.75 to 13.35
                                          2003      70    12.77 to 12.38       875   1.75 to 1.40      0.46       28.45 to 28.00
                                          2002      37     9.96 to 9.67        365   1.75 to 1.40      0.09     (3.11) to (22.63)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO   INVESTMENT    TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE   ASSETS     HIGHEST TO      INCOME         HIGHEST
               SUB-ACCOUNT                YEAR  (000S)  HIGHEST TO LOWEST  (000S)       LOWEST*       RATIO**     TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  ------------------
Value - A                                 2006     472   $27.46 to $24.34  $12,458  1.75% to 1.40%     0.38%     19.37% to 18.95%
                                          2005     520    23.01 to 20.46    11,529   1.75 to 1.40      0.64       11.00 to 10.61
                                          2004     615    20.73 to 18.50    12,315   1.75 to 1.40      0.60       13.57 to 13.17
                                          2003     728    18.25 to 16.35    12,885   1.75 to 1.40      1.17       36.83 to 36.35
                                          2002     831    13.34 to 11.99    10,768   1.75 to 1.40      0.84     (23.88) to (24.14)

Value - B                                 2006     250    19.49 to 13.62     4,786   1.85 to 1.15      0.19        19.12 to 8.79
                                          2005     230    16.40 to 16.08     3,737   1.85 to 1.40      0.43        10.80 to 3.39
                                          2004     216    14.84 to 14.62     3,171   1.75 to 1.40      0.39       13.44 to 13.04
                                          2003     125    13.11 to 12.93     1,622   1.75 to 1.40      1.12       36.68 to 36.20
                                          2002      34      9.62 to 9.49       319   1.75 to 1.40      0.05      (4.57) to (24.05)

Real Estate Securities - A                2006     296    38.25 to 36.74    11,138   1.75 to 1.40      1.81       36.19 to 35.72
                                          2005     322    28.03 to 27.07     8,898   1.75 to 1.40      2.02        10.30 to 9.92
                                          2004     379    25.46 to 24.63     9,520   1.75 to 1.40      2.48       30.20 to 29.74
                                          2003     422    19.56 to 18.98     8,165   1.75 to 1.40      2.54       37.21 to 36.74
                                          2002     430    14.25 to 13.88     6,082   1.75 to 1.40      2.79        1.16 to 0.80

Real Estate Securities - B                2006     503    33.50 to 15.65    15,580   1.85 to 1.15      1.58       35.91 to 25.03
                                          2005     509    24.71 to 22.84    11,818   1.85 to 1.40      1.51       10.11 to (2.97)
                                          2004     473    22.50 to 20.89     9,995   1.75 to 1.40      1.92       29.93 to 29.48
                                          2003     316    17.36 to 16.13     5,149   1.75 to 1.40      2.07       37.00 to 36.53
                                          2002     123    12.70 to 11.82     1,455   1.75 to 1.40      0.24       1.62 to (5.46)

High Yield - A                            2006     576    17.23 to 14.44     8,974   1.75 to 1.40      6.86        8.84 to 8.46
                                          2005     696    15.83 to 13.31    10,061   1.75 to 1.40      4.80        2.26 to 1.90
                                          2004     904    15.48 to 13.07    12,865   1.75 to 1.40      6.35        9.51 to 9.13
                                          2003   1,398    14.14 to 11.97    18,071   1.75 to 1.40      5.11       22.72 to 22.29
                                          2002     852     11.52 to 9.79     9,169   1.75 to 1.40      8.31      (8.17) to (8.49)

High Yield - B                            2006     694    17.42 to 13.24    11,893   1.85 to 1.15      6.91        8.71 to 5.80
                                          2005     759    16.03 to 15.43    11,992   1.85 to 1.40      3.56          2.12 to 0
                                          2004     974    15.70 to 15.15    15,077   1.75 to 1.40      4.72        9.30 to 8.92
                                          2003     947    14.36 to 13.89    13,430   1.75 to 1.40      3.73       22.47 to 22.05
                                          2002      78    11.72 to 11.37       910   1.75 to 1.40      0.85      (0.84) to (9.03)

Lifestyle Aggressive - A                  2006     320    18.82 to 14.63     5,390   1.75 to 1.40      7.66       13.86 to 13.46
                                          2005     378    16.53 to 12.90     5,514   1.75 to 1.40      1.92        9.10 to 8.72
                                          2004     442    15.15 to 11.86     6,042   1.75 to 1.40      0.77       14.44 to 14.04
                                          2003     437    13.24 to 10.40     5,216   1.75 to 1.40      0.41       33.04 to 32.57
                                          2002     466      9.95 to 7.85     4,239   1.75 to 1.40      0.83     (21.81) to (22.09)

Lifestyle Aggressive - B                  2006   3,106    18.89 to 13.01    58,044   1.85 to 1.15      7.68        13.59 to 4.07
                                          2005   3,243    16.63 to 16.36    53,631   1.85 to 1.40      1.84        8.94 to 4.45
                                          2004   3,055    15.26 to 15.12    46,433   1.75 to 1.40      0.63       14.44 to 14.04
                                          2003   1,816    13.34 to 13.26    24,167   1.75 to 1.40      0.14       33.04 to 32.57
                                          2002     126     10.02 to 9.99     1,264   1.75 to 1.40      0.00      (5.59) to (20.05)

Lifestyle Growth - A                      2006   1,922    20.82 to 15.25    34,748   1.75 to 1.40      6.04       11.93 to 11.54
                                          2005   1,986    18.61 to 13.68    32,112   1.75 to 1.40      2.86        7.16 to 6.78
                                          2004   2,178    17.36 to 12.81    33,490   1.75 to 1.40      1.45       12.99 to 12.60
                                          2003   2,185    15.37 to 11.37    29,888   1.75 to 1.40      1.20       27.75 to 27.30
                                          2002   2,202     12.03 to 8.93    23,853   1.75 to 1.40      2.17     (17.02) to (17.31)

Lifestyle Growth - B                      2006  39,974    18.43 to 13.09   706,919   1.85 to 1.15      5.22        11.71 to 4.69
                                          2005  22,032    16.49 to 16.14   359,838   1.85 to 1.40      2.29        7.01 to 3.18
                                          2004  10,656    15.41 to 15.12   163,056   1.75 to 1.40      0.83       13.00 to 12.61
                                          2003   3,499    13.64 to 13.42    47,509   1.75 to 1.40      0.52       27.64 to 27.20
                                          2002     424    10.69 to 10.54     4,523   1.75 to 1.40      0.04     (4.44) to (15.70)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO   INVESTMENT    TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE   ASSETS     HIGHEST TO      INCOME         HIGHEST
              SUB-ACCOUNT                 YEAR  (000S)  HIGHEST TO LOWEST  (000S)       LOWEST*       RATIO**     TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  ------------------
Lifestyle Balanced - A                    2006   2,969   $21.97 to $16.17  $56,071  1.75% to 1.40%     5.48%     11.17% to 10.78%
                                          2005   3,308    19.76 to 14.60    56,410   1.75 to 1.40      3.96        5.40 to 5.03
                                          2004   3,491    18.75 to 13.90    56,752   1.75 to 1.40      2.24       11.91 to 11.52
                                          2003   3,340    16.75 to 12.46    48,820   1.75 to 1.40      2.37       22.25 to 21.83
                                          2002   2,920    13.70 to 10.23    35,380   1.75 to 1.40      3.25     (11.20) to (11.51)

Lifestyle Balanced - B                    2006  36,439    18.14 to 13.22    636,831  1.85 to 1.15      4.89        10.95 to 5.74
                                          2005  24,002    16.35 to 15.98    388,167  1.85 to 1.40      3.17        5.32 to 2.07
                                          2004  11,111    15.52 to 15.21    171,110  1.75 to 1.40      1.43       11.83 to 11.44
                                          2003   4,784    13.88 to 13.64    66,050   1.75 to 1.40      1.47       22.25 to 21.83
                                          2002     790    11.36 to 11.18     8,940   1.75 to 1.40      0.23      (2.58) to (10.56)

Lifestyle Moderate - A                    2006   1,517    21.79 to 16.17    27,295   1.75 to 1.40      4.68        8.88 to 8.51
                                          2005   1,618    20.01 to 14.90    26,757   1.75 to 1.40      4.20        2.71 to 2.35
                                          2004   1,721    19.48 to 14.56    28,156   1.75 to 1.40      2.90        9.49 to 9.11
                                          2003   1,737    17.79 to 13.35    26,228   1.75 to 1.40      3.07       16.19 to 15.78
                                          2002   1,709    15.32 to 11.53    22,372   1.75 to 1.40      3.40      (5.37) to (5.70)

Lifestyle Moderate - B                    2006  10,417    16.89 to 13.15   171,943   1.85 to 1.15      4.21        8.65 to 5.24
                                          2005   7,557    15.54 to 15.29   116,397   1.85 to 1.40      3.53        2.56 to 1.04
                                          2004   4,269    15.15 to 15.00    64,245   1.75 to 1.40      1.99        9.49 to 9.11
                                          2003   1,961    13.83 to 13.73    27,023   1.75 to 1.40      1.79       16.19 to 15.78
                                          2002     377    11.91 to 11.85     4,480   1.75 to 1.40      0.31      (1.16) to (5.20)

Lifestyle Conservative - A                2006     856    21.39 to 16.50    15,451   1.75 to 1.40      4.62        6.93 to 6.56
                                          2005     906    20.01 to 15.48    15,367   1.75 to 1.40      4.82        1.46 to 1.10
                                          2004     951    19.72 to 15.31    16,109   1.75 to 1.40      3.70        7.07 to 6.70
                                          2003   1,202    18.42 to 14.35    19,071   1.75 to 1.40      3.68        10.00 to 9.62
                                          2002   1,420    16.74 to 13.09    20,441   1.75 to 1.40      2.80       0.31 to (0.04)

Lifestyle Conservative - B                2006   4,437    15.90 to 13.12    69,236   1.85 to 1.15      4.41        6.63 to 4.99
                                          2005   3,608    14.91 to 14.67    53,306   1.85 to 1.40      4.29        1.38 to 0.19
                                          2004   2,223    14.71 to 14.57    32,473   1.75 to 1.40      3.04        7.00 to 6.62
                                          2003   1,460    13.74 to 13.67    19,983   1.75 to 1.40      2.53        10.00 to 9.62
                                          2002     314    12.53 to 12.47     3,913   1.75 to 1.40      0.16       0.53 to (0.26)

Small Company Value - A                   2006     468    24.91 to 23.15    11,306   1.75 to 1.40      0.07       13.82 to 13.42
                                          2005     607    21.97 to 20.39    12,879   1.75 to 1.40      0.28        5.55 to 5.18
                                          2004     738    20.88 to 19.36    14,823   1.75 to 1.40      0.16       23.45 to 23.02
                                          2003     786    16.98 to 15.73    12,806   1.75 to 1.40      0.39       31.81 to 31.35
                                          2002     846    12.92 to 11.96    10,438   1.75 to 1.40      0.30      (7.24) to (7.56)

Small Company Value - B                   2006   1,134    22.11 to 12.50    22,490   1.85 to 1.15      0.00       13.61 to (0.16)
                                          2005   1,196    19.51 to 17.20    21,023   1.85 to 1.40      0.06        5.30 to 0.77
                                          2004   1,139    18.58 to 16.45    19,052   1.75 to 1.40      0.09       23.20 to 22.77
                                          2003     831    15.12 to 13.40    11,304   1.75 to 1.40      0.35       31.71 to 31.25
                                          2002     208    11.51 to 10.21     2,134   1.75 to 1.40      0.04      (2.04) to (18.34)

International Value - A                   2006     988    20.35 to 19.93    19,990   1.75 to 1.40      1.86       27.79 to 27.35
                                          2005   1,098    15.92 to 15.65    17,391   1.75 to 1.40      0.49        9.01 to 8.63
                                          2004     466    14.61 to 14.40     6,761   1.75 to 1.40      1.26       19.85 to 19.43
                                          2003     442    12.19 to 12.05     5,361   1.75 to 1.40      0.81       42.85 to 42.35
                                          2002     410      8.53 to 8.45     3,484   1.75 to 1.40      0.65     (18.98) to (19.26)

International Value - B                   2006   1,023    24.17 to 14.10    23,440   1.85 to 1.15      1.67       27.48 to 12.65
                                          2005   1,029    19.01 to 17.87    18,690   1.85 to 1.40      0.60        8.78 to 5.30
                                          2004     790    17.52 to 16.55    13,194   1.75 to 1.40      0.98       19.68 to 19.26
                                          2003     548    14.67 to 13.88     7,675   1.75 to 1.40      0.64       42.51 to 42.01
                                          2002     113     10.32 to 9.77     1,110   1.75 to 1.40      0.00      (7.35) to (21.83)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE   ASSETS     HIGHEST TO      INCOME         HIGHEST
              SUB-ACCOUNT                 YEAR  (000S)  HIGHEST TO LOWEST  (000S)       LOWEST*       RATIO**     TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  ------------------
Total Return - A                          2006   1,760   $17.10 to $16.52  $29,476  1.75% to 1.40%     3.46%      2.16% to 1.81%
                                          2005   2,066    16.74 to 16.22   33,921     1.75 to 1.40     2.42        1.05 to 0.70
                                          2004   2,430    16.56 to 16.11   39,569     1.75 to 1.40     3.92        3.49 to 3.13
                                          2003   2,966    16.00 to 15.62   46,792     1.75 to 1.40     2.85        3.56 to 3.19
                                          2002   3,392    15.46 to 15.14   51,821     1.75 to 1.40     2.41        7.99 to 7.62

Total Return - B                          2006   2,196    14.65 to 12.90   31,877     1.85 to 1.15     3.26        3.44 to 1.53
                                          2005   2,523    14.36 to 14.13   35,980     1.85 to 1.40     1.95       0.83 to (0.56)
                                          2004   2,577    14.25 to 14.12   36,510     1.75 to 1.40     3.24        3.25 to 2.89
                                          2003   2,424    13.80 to 13.72   33,338     1.75 to 1.40     2.20        3.41 to 3.05
                                          2002     900    13.35 to 13.31   11,993     1.75 to 1.40     0.10        6.79 to 1.70

U.S. Large Cap - A                        2006     978    15.17 to 14.37   14,499     1.75 to 1.40     0.58        9.12 to 8.74
                                          2005   1,181    13.91 to 13.21   16,086     1.75 to 1.40     0.45        4.35 to 3.99
                                          2004   1,411    13.33 to 12.71   18,445     1.75 to 1.40     0.28        7.87 to 7.49
                                          2003   1,182    12.35 to 11.82   14,287     1.75 to 1.40     0.38       35.16 to 34.69
                                          2002   1,169      9.14 to 8.78   10,493     1.75 to 1.40     0.29     (26.23) to (26.48)

U.S. Large Cap - B                        2006     784    16.33 to 12.89   12,561     1.85 to 1.15     0.40        8.83 to 3.02
                                          2005     938    15.00 to 14.14   13,843     1.85 to 1.40     0.12        4.26 to 2.21
                                          2004   1,079    14.39 to 13.59   15,307     1.75 to 1.40     0.21        7.59 to 7.22
                                          2003     808    13.37 to 12.66   10,660     1.75 to 1.40     0.33       34.78 to 34.31
                                          2002     136      9.92 to 9.42    1,338     1.75 to 1.40     0.02      (7.87) to (24.64)

Mid Cap Stock - A                         2006   1,178    16.70 to 16.20   19,508     1.75 to 1.40     0.00       11.97 to 11.58
                                          2005   1,312    14.96 to 14.50   19,434     1.75 to 1.40     0.00       12.98 to 12.59
                                          2004     659    13.29 to 12.87    8,666     1.75 to 1.40     0.00       17.38 to 16.97
                                          2003     704    11.36 to 10.99    7,898     1.75 to 1.40     0.00       40.35 to 39.86
                                          2002     610      8.12 to 7.85    4,887     1.75 to 1.40     0.00     (23.64) to (23.91)

Mid Cap Stock - B                         2006   1,016    20.92 to 12.79   20,875     1.85 to 1.15     0.00        11.73 to 2.16
                                          2005   1,037    18.72 to 17.62   19,220     1.85 to 1.40     0.00        12.84 to 8.02
                                          2004     769    16.59 to 15.65   12,646     1.75 to 1.40     0.00       17.10 to 16.69
                                          2003     495    14.17 to 13.40    6,967     1.75 to 1.40     0.00       40.00 to 39.51
                                          2002      86     10.12 to 9.60      865     1.75 to 1.40     0.00      (7.56) to (23.24)

Global Allocation - A                     2006     210    12.60 to 12.39    2,641     1.75 to 1.40     1.08       11.93 to 11.54
                                          2005     250    11.25 to 11.10    2,807     1.75 to 1.40     1.00        4.73 to 4.37
                                          2004     266    10.77 to 10.62    2,853     1.75 to 1.40     1.10       11.16 to 10.77
                                          2003     383      9.72 to 9.58    3,701     1.75 to 1.40     0.42       24.67 to 24.23
                                          2002     293      7.83 to 7.70    2,278     1.75 to 1.40     0.00     (24.28) to (24.54)

Global Allocation - B                     2006   1,090    16.41 to 13.29   17,185     1.85 to 1.15     0.73        11.71 to 6.14
                                          2005     538    14.69 to 13.74    7,720     1.85 to 1.40     0.68        4.47 to 3.14
                                          2004     278    14.06 to 13.18    3,864     1.75 to 1.40     0.74       10.96 to 10.57
                                          2003     127    12.67 to 11.91    1,591     1.75 to 1.40     0.28       24.71 to 24.28
                                          2002      19     10.16 to 9.58      194     1.75 to 1.40     0.00      (6.00) to (23.40)

Dynamic Growth - A                        2006     717      5.99 to 5.42    4,168     1.75 to 1.40     0.00        9.49 to 9.11
                                          2005     934      5.49 to 4.96    4,960     1.75 to 1.40     0.00       10.84 to 10.45
                                          2004   1,090      4.97 to 4.49    5,243     1.75 to 1.40     0.00        8.47 to 8.09
                                          2003   1,344      4.60 to 4.15    5,946     1.75 to 1.40     0.00       27.24 to 26.80
                                          2002     773      3.62 to 3.27    2,655     1.75 to 1.40     0.00     (29.36) to (29.61)

Dynamic Growth - B                        2006     168    16.87 to 15.80    2,796     1.85 to 1.40     0.00        9.19 to 8.70
                                          2005     202    15.45 to 14.50    3,086     1.85 to 1.40     0.00        10.46 to 0.34
                                          2004     220    13.99 to 13.16    3,047     1.75 to 1.40     0.00        8.49 to 8.11
                                          2003     252    12.89 to 12.16    3,219     1.75 to 1.40     0.00       27.32 to 26.88
                                          2002      11     10.13 to 9.58      110     1.75 to 1.40     0.00      (5.42) to (23.38)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO  INVESTMENT
                                                 UNITS   UNIT FAIR VALUE   ASSETS    HIGHEST TO      INCOME    TOTAL RETURN HIGHEST
               SUB-ACCOUNT                YEAR  (000S)  HIGHEST TO LOWEST  (000S)      LOWEST*       RATIO**        TO LOWEST***
----------------------------------------  ----  ------  -----------------  ------  --------------  ----------  --------------------
Total Stock Market Index - A              2006     143   $12.78 to $12.49  $1,821  1.75% to 1.40%     1.00%      13.70% to 13.30%
                                          2005     163    11.28 to 11.01    1,836   1.75 to 1.40      1.13         4.23 to 3.86
                                          2004     176    10.86 to 10.59    1,898   1.75 to 1.40      0.62         10.18 to 9.80
                                          2003     175     9.89 to 9.64     1,713   1.75 to 1.40      0.00        28.73 to 28.28
                                          2002     174     7.71 to 7.50     1,332   1.75 to 1.40      1.02      (22.38) to (22.66)

Total Stock Market Index - B              2006     424    17.06 to 16.20    7,114   1.85 to 1.40      0.80        13.50 to 12.99
                                          2005     439    15.03 to 14.30    6,497   1.85 to 1.40      0.90         3.95 to 0.89
                                          2004     458    14.46 to 13.80    6,540   1.75 to 1.40      0.46         10.04 to 9.66
                                          2003     319    13.14 to 12.57    4,149   1.75 to 1.40      0.00        28.51 to 28.06
                                          2002      28     10.23 to 9.80      289   1.75 to 1.40      3.00       (5.75) to (21.56)

500 Index - A                             2006     752    11.94 to 11.66    8,946   1.75 to 1.40      0.92        13.66 to 13.26
                                          2005     947    10.54 to 10.29    9,930   1.75 to 1.40      1.57         2.84 to 2.48
                                          2004   1,259    10.29 to 10.03   12,854   1.75 to 1.40      0.88         8.72 to 8.34
                                          2003   1,077     9.50 to 9.25    10,136   1.75 to 1.40      0.94        26.23 to 25.79
                                          2002   1,238     7.55 to 7.34     9,218   1.75 to 1.40      0.00      (23.61) to (23.87)

500 Index - B                             2006   1,168    16.29 to 15.21   18,636   1.85 to 1.40      0.78        13.47 to 12.96
                                          2005   1,316    14.36 to 13.44   18,514   1.85 to 1.40      1.38         2.67 to 0.82
                                          2004   1,368    13.12 to 12.89   18,755   1.75 to 1.40      0.64         8.46 to 8.08
                                          2003     983    12.89 to 12.13   12,453   1.75 to 1.40      0.61        25.99 to 25.55
                                          2002     184     10.23 to 9.65    1,862   1.75 to 1.40      0.00       (5.84) to (22.78)

Mid Cap Index - A                         2006     134    19.49 to 19.01    2,584   1.75 to 1.40      0.62         8.19 to 7.82
                                          2005     126    18.01 to 17.63    2,256   1.75 to 1.40      0.50        10.47 to 10.08
                                          2004     136    16.30 to 16.02    2,201   1.75 to 1.40      0.39        14.21 to 13.81
                                          2003     146    14.27 to 14.07    2,073   1.75 to 1.40      0.00        32.70 to 32.23
                                          2002     149    10.76 to 10.64    1,595   1.75 to 1.40      0.49      (16.34) to (16.64)

Mid Cap Index - B                         2006     574    18.59 to 12.70   10,240   1.85 to 1.15      0.44        7.93 to (0.70)
                                          2005     431    17.27 to 16.40    7,185   1.85 to 1.40      0.33         10.24 to 1.77
                                          2004     416    15.70 to 14.98    6,308   1.75 to 1.40      0.25        14.04 to 13.64
                                          2003     280    13.80 to 13.19    3,735   1.75 to 1.40      0.00        32.46 to 31.99
                                          2002      65     10.45 to 9.99      656   1.75 to 1.40      1.48       (4.69) to (20.08)

Small Cap Index - A                       2006      85    17.91 to 17.47    1,515   1.75 to 1.40      0.52        15.98 to 15.58
                                          2005      98    15.50 to 15.10    1,515   1.75 to 1.40      0.55         2.45 to 2.09
                                          2004     130    15.18 to 14.77    1,960   1.75 to 1.40      0.31        15.69 to 15.29
                                          2003     136    13.17 to 12.80    1,775   1.75 to 1.40      0.00        43.76 to 43.26
                                          2002     227     9.19 to 8.93     2,050   1.75 to 1.40      1.32      (22.57) to (22.84)

Small Cap Index - B                       2006     342    19.03 to 18.24    6,336   1.85 to 1.40      0.33        15.72 to 15.20
                                          2005     366    16.48 to 15.83    5,879   1.85 to 1.40      0.35        2.26 to (1.64)
                                          2004     402    16.16 to 15.59    6,323   1.75 to 1.40      0.20        15.50 to 15.09
                                          2003     254    14.03 to 13.55    3,469   1.75 to 1.40      0.00        43.31 to 42.81
                                          2002      52     9.81 to 9.48       496   1.75 to 1.40      2.40       (6.15) to (24.12)

Capital Appreciation - A                  2006   1,426     9.40 to 9.20    13,949   1.75 to 1.40      0.00         0.84 to 0.49
                                          2005     216     9.32 to 9.15     1,999   1.75 to 1.40      0.00        12.41 to 12.02
                                          2004     169     8.29 to 8.17     1,387   1.75 to 1.40      0.00         7.80 to 7.43
                                          2003     171     7.69 to 7.61     1,307   1.75 to 1.40      0.00        27.67 to 27.23
                                          2002     179     6.02 to 5.98     1,073   1.75 to 1.40      0.00      (31.58) to (31.82)

Capital Appreciation - B                  2006     868    14.83 to 12.61   12,654   1.85 to 1.15      0.00         1.15 to 0.20
                                          2005     223    14.74 to 13.37    3,233   1.85 to 1.40      0.00         12.12 to 6.15
                                          2004     214    13.14 to 11.95    2,778   1.75 to 1.40      0.00         7.70 to 7.33
                                          2003     172    12.20 to 11.12    2,075   1.75 to 1.40      0.00        27.56 to 27.11
                                          2002      45     9.57 to 8.74       422   1.75 to 1.40      0.00       (8.54) to (30.06)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO  INVESTMENT
                                                 UNITS   UNIT FAIR VALUE   ASSETS    HIGHEST TO      INCOME    TOTAL RETURN HIGHEST
               SUB-ACCOUNT                YEAR  (000S)  HIGHEST TO LOWEST  (000S)      LOWEST*       RATIO**        TO LOWEST***
----------------------------------------  ----  ------  -----------------  ------  --------------  ----------  --------------------
Health Sciences - A                       2006    233    $17.45 to $17.11  $4,022   1.75% to 1.40%    0.00%       6.87% to 6.50%
                                          2005    244     16.33 to 16.06    3,937    1.75 to 1.40     0.00        11.08 to 10.69
                                          2004    298     14.70 to 14.51    4,345    1.75 to 1.40     0.00        13.70 to 13.30
                                          2003    322     12.93 to 12.81    4,131    1.75 to 1.40     0.00        34.32 to 33.86
                                          2002    298      9.62 to 9.57     2,856    1.75 to 1.40     0.00      (28.25) to (28.50)

Health Sciences - B                       2006    452     19.12 to 13.36    8,397    1.85 to 1.15     0.00         7.16 to 6.19
                                          2005    444     17.93 to 15.95    7,782    1.85 to 1.40     0.00         10.87 to 8.29
                                          2004    437     16.17 to 14.42    6,927    1.75 to 1.40     0.00        13.44 to 13.04
                                          2003    267     14.25 to 12.75    3,722    1.75 to 1.40     0.00        34.02 to 33.56
                                          2002     57      10.64 to 9.53      594    1.75 to 1.40     0.00       (2.52) to (23.72)

Financial Services - A                    2006    199     17.58 to 17.24    3,472    1.75 to 1.40     0.34        21.41 to 20.99
                                          2005    163     14.48 to 14.25    2,332    1.75 to 1.40     0.41         8.25 to 7.88
                                          2004    196     13.38 to 13.21    2,605    1.75 to 1.40     0.40         8.84 to 8.46
                                          2003    237     12.29 to 12.18    2,901    1.75 to 1.40     0.16        31.72 to 31.26
                                          2002    221      9.33 to 9.28     2,058    1.75 to 1.40     0.00      (19.03) to (19.31)

Financial Services - B                    2006    309     19.16 to 14.39    5,828    1.85 to 1.15     0.20        21.07 to 14.95
                                          2005    273     15.85 to 15.57    4,303    1.85 to 1.40     0.21         8.11 to 7.17
                                          2004    287     14.70 to 14.50    4,189    1.75 to 1.40     0.25         8.55 to 8.17
                                          2003    201     13.58 to 13.41    2,705    1.75 to 1.40     0.12        31.55 to 31.09
                                          2002     41     10.35 to 10.23      418    1.75 to 1.40     0.00       (4.25) to (18.18)

Quantitative Mid Cap - A                  2006     34     14.11 to 13.84      473    1.75 to 1.40     0.00         2.65 to 2.29
                                          2005     47     13.75 to 13.53      647    1.75 to 1.40     0.00        12.05 to 11.66
                                          2004    138     12.27 to 12.11    1,686    1.75 to 1.40     0.00        16.56 to 16.15
                                          2003     44     10.53 to 10.43      466    1.75 to 1.40     0.00        36.61 to 36.13
                                          2002     50      7.71 to 7.66       386    1.75 to 1.40     0.00      (23.72) to (23.99)

Quantitative Mid Cap - B                  2006     63     17.93 to 17.43    1,111    1.85 to 1.40     0.00         2.35 to 1.89
                                          2005     78     17.52 to 17.07    1,351    1.85 to 1.40     0.00         11.81 to 2.60
                                          2004     83     15.67 to 15.31    1,286    1.75 to 1.40     0.00        16.25 to 15.84
                                          2003     39     13.48 to 13.20      519    1.75 to 1.40     0.00        36.40 to 35.93
                                          2002     12      9.88 to 9.70       121    1.75 to 1.40     0.00       (4.15) to (22.39)

All Cap Value - A                         2006    243     16.21 to 15.90    3,883    1.75 to 1.40     0.95        12.14 to 11.75
                                          2005    265     14.46 to 14.22    3,791    1.75 to 1.40     0.56         4.25 to 3.88
                                          2004    245     13.87 to 13.69    3,371    1.75 to 1.40     0.32        14.34 to 13.94
                                          2003    217     12.13 to 12.02    2,613    1.75 to 1.40     0.08        36.44 to 35.96
                                          2002    201      8.89 to 8.84     1,784    1.75 to 1.40     0.00      (28.84) to (29.09)

All Cap Value - B                         2006    514     17.52 to 15.89    8,775    1.85 to 1.40     0.79        11.96 to 11.45
                                          2005    550     15.65 to 14.23    8,417    1.85 to 1.40     0.12         3.95 to 2.37
                                          2004    545     15.05 to 13.73    8,079    1.75 to 1.40     0.23        14.18 to 13.78
                                          2003    342     13.18 to 12.05    4,451    1.75 to 1.40     0.12        36.25 to 35.77
                                          2002     63      9.67 to 8.87       594    1.75 to 1.40     0.00      (10.39) to (29.06)

Strategic Value - A                       2006     --     12.18 to 11.94       --    1.75 to 1.40     2.55(a)     10.19 to 9.83(a)
                                          2005    134     11.05 to 10.87    1,466    1.75 to 1.40     0.77       (1.68) to (2.02)
                                          2004    154     11.24 to 11.10    1,718    1.75 to 1.40     0.37        16.34 to 15.93
                                          2003    174      9.66 to 9.57     1,667    1.75 to 1.40     0.02        26.99 to 26.55
                                          2002    192      7.61 to 7.56     1,455    1.75 to 1.40     0.00      (28.21) to (28.46)

Strategic Value - B                       2006     --     15.62 to 14.69       --    1.85 to 1.40     2.40(a)     10.00 to 9.55(a)
                                          2005    324     14.20 to 13.38    4,562    1.85 to 1.40     0.34       (1.91) to (2.80)
                                          2004    277     14.48 to 13.68    3,981    1.75 to 1.40     0.27        16.15 to 15.74
                                          2003    160     12.47 to 11.80    1,983    1.75 to 1.40     0.06        26.89 to 26.45
                                          2002     43      9.83 to 9.33       418    1.75 to 1.40     0.00       (7.29) to (25.39)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO   INVESTMENT
                                                 UNITS   UNIT FAIR VALUE    ASSETS    HIGHEST TO      INCOME    TOTAL RETURN HIGHEST
               SUB-ACCOUNT                YEAR  (000S)  HIGHEST TO LOWEST   (000S)     LOWEST*        RATIO**        TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  --------------------
Utilities - A                             2006     307   $17.59 to $17.24  $ 5,351  1.75% to 1.40%     2.18%     29.19% to 28.74%
                                          2005     270    13.62 to 13.39     3,647   1.75 to 1.40      0.47        15.20 to 14.80
                                          2004     295    11.82 to 11.67     3,468   1.75 to 1.40      0.93        27.62 to 27.17
                                          2003     213     9.26 to 9.17      1,961   1.75 to 1.40      0.95        32.66 to 32.20
                                          2002     188     6.98 to 6.94      1,307   1.75 to 1.40      0.01      (24.61) to (24.87)

Utilities - B                             2006     284    27.22 to 24.79     7,562   1.85 to 1.40      2.05        28.96 to 28.38
                                          2005     244    21.11 to 19.27     5,066   1.85 to 1.40      0.30         14.94 to 3.24
                                          2004     171    18.37 to 16.81     3,100   1.75 to 1.40      0.76        27.43 to 26.99
                                          2003      79    14.41 to 13.22     1,133   1.75 to 1.40      0.76        32.39 to 31.93
                                          2002      11    10.89 to 10.01       123   1.75 to 1.40      0.00        1.00 to (19.90)

Mid Cap Value - A                         2006     513    20.56 to 20.16    10,450   1.75 to 1.40      0.72        10.71 to 10.33
                                          2005     664    18.57 to 18.27    12,224   1.75 to 1.40      0.45         6.51 to 6.13
                                          2004     676    17.44 to 17.21    11,703   1.75 to 1.40      0.49        22.73 to 22.30
                                          2003     594    14.21 to 14.08     8,390   1.75 to 1.40      0.41        23.62 to 23.18
                                          2002     668    11.49 to 11.43     7,651   1.75 to 1.40      0.00      (11.36) to (11.67)

Mid Cap Value - B                         2006   1,255    20.07 to 18.86    24,092   1.85 to 1.40      0.52         10.48 to 9.98
                                          2005   1,404    18.21 to 17.15    24,444   1.85 to 1.40      0.25        6.27 to (0.03)
                                          2004   1,329    17.18 to 16.25    21,808   1.75 to 1.40      0.36        22.48 to 22.06
                                          2003     916    14.06 to 13.32    12,294   1.75 to 1.40      0.29        23.40 to 22.97
                                          2002     228    11.43 to 10.83     2,488   1.75 to 1.40      0.00       (3.11) to (13.36)

Fundamental Value - A                     2006     560    16.43 to 16.10     9,076   1.75 to 1.40      0.83        12.93 to 12.53
                                          2005     664    14.55 to 14.31     9,548   1.75 to 1.40      0.46         7.33 to 6.96
                                          2004     726    13.55 to 13.38     9,740   1.75 to 1.40      0.49         10.24 to 9.86
                                          2003     716    12.29 to 12.18     8,737   1.75 to 1.40      0.28        28.03 to 27.59
                                          2002     722     9.60 to 9.55      6,899   1.75 to 1.40      0.09      (17.37) to (17.66)

Fundamental Value - B                     2006   2,101    17.92 to 13.60    36,932   1.85 to 1.15      0.59         12.66 to 8.68
                                          2005   1,514    15.91 to 15.65    23,935   1.85 to 1.40      0.21         7.19 to 4.28
                                          2004   1,169    14.86 to 14.71    17,273   1.75 to 1.40      0.35         9.89 to 9.51
                                          2003     684    13.55 to 13.43     9,220   1.75 to 1.40      0.25        27.77 to 27.33
                                          2002     212    10.63 to 10.55     2,235   1.75 to 1.40      0.00       (3.19) to (15.63)

Emerging Growth - B                       2006      73    19.80 to 19.47     1,426   1.85 to 1.40      0.00         9.84 to 9.35
                                          2005      50    18.02 to 17.81       900   1.85 to 1.40      0.00         5.89 to 1.00
                                          2004      40    17.02 to 16.92       670   1.75 to 1.40      0.00         5.16 to 4.79
                                          2003      22    16.19 to 16.15       362   1.75 to 1.40      0.00        29.48 to 29.19

Natural Resources - B                     2006     389    37.87 to 12.31    14,264   1.85 to 1.15      0.40        20.34 to (1.62)
                                          2005     387    31.46 to 31.09    12,127   1.85 to 1.40      0.00        44.39 to 14.68
                                          2004     239    21.79 to 21.67     5,201   1.75 to 1.40      0.05        22.32 to 21.89
                                          2003      82    17.82 to 17.77     1,464   1.75 to 1.40      0.00        42.52 to 42.20

Mid Cap Core - B                          2006      --    19.14 to 12.77        --   1.85 to 1.15      1.33(a)     7.42 to 2.03(a)
                                          2005     189    17.82 to 17.60     3,360   1.85 to 1.40      0.00        4.42 to (0.66)
                                          2004     270    17.06 to 16.96     4,594   1.75 to 1.40      0.00        12.54 to 12.15
                                          2003     139    15.16 to 15.13     2,105   1.75 to 1.40      0.00        21.28 to 21.00

Quantitative All Cap - B                  2006      25    21.09 to 20.75       524   1.85 to 1.40      0.74        13.32 to 12.81
                                          2005      34    18.61 to 18.39       631   1.85 to 1.40      0.89         6.86 to 2.59
                                          2004      20    17.42 to 17.32       352   1.75 to 1.40      0.79        13.08 to 12.68
                                          2003       6    15.41 to 15.37        92   1.75 to 1.40      0.00        23.24 to 22.96

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                         UNIT FAIR VALUE             EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                                                UNITS      HIGHEST TO      ASSETS     HIGHEST TO      INCOME         HIGHEST
               SUB-ACCOUNT                YEAR  (000S)       LOWEST        (000S)       LOWEST*       RATIO**      TO LOWEST***
----------------------------------------  ----  ------  ----------------  --------  --------------  ----------  -----------------
Large Cap Value - B                       2006     356  $24.55 to $24.15  $  8,694  1.85% to 1.40%     0.26%     14.15% to 13.64%
                                          2005     232   21.51 to 21.25      4,959   1.85 to 1.40      0.00       13.66 to 3.74
                                          2004     136   18.92 to 18.81      2,557   1.75 to 1.40      0.89       19.84 to 19.42
                                          2003      28   15.79 to 15.75        438   1.75 to 1.40      0.00       26.32 to 26.03

Small Cap Opportunities - A               2006     161   24.80 to 24.49      3,977   1.75 to 1.40      0.70        8.92 to 8.54
                                          2005     202   22.77 to 22.56      4,587   1.75 to 1.40      0.00(a)   16.36 to 16.09(a)

Small Cap Opportunities - B               2006     360   24.71 to 12.23      8,807   1.85 to 1.15      0.53       8.66 to (2.29)
                                          2005     369   22.74 to 22.47      8,363   1.85 to 1.40      0.00       6.12 to (1.99)
                                          2004     115   21.43 to 21.31      2,461   1.75 to 1.40      0.07       23.73 to 23.30
                                          2003      39   17.32 to 17.28        682   1.75 to 1.40      0.00       38.56 to 38.24

Special Value - B                         2006      35   20.97 to 20.63        735   1.85 to 1.40      0.00        9.06 to 8.57
                                          2005      42   19.23 to 19.00        811   1.85 to 1.40      0.00       3.84 to (0.32)
                                          2004      46   18.52 to 18.41        857   1.75 to 1.40      0.00       18.28 to 17.86
                                          2003       7   15.66 to 15.62        111   1.75 to 1.40      0.00       25.24 to 24.96

Real Return Bond - B                      2006     797   13.72 to 13.50     10,855   1.85 to 1.40      2.49      (1.20) to (1.64)
                                          2005   1,190   13.89 to 13.72     16,445   1.85 to 1.40      0.12       0.12 to (0.54)
                                          2004     895   13.92 to 13.84     12,407   1.75 to 1.40      0.25        7.21 to 6.84
                                          2003     327   12.98 to 12.95      4,232   1.75 to 1.40      0.00        3.84 to 3.60

American International - B                2006   3,719   26.88 to 13.22     94,939   1.85 to 1.15      0.72       16.68 to 5.59
                                          2005   2,544   23.04 to 22.76     58,260   1.85 to 1.40      0.46       19.19 to 14.04
                                          2004   1,125   19.33 to 19.22     21,678   1.75 to 1.40      0.33       17.09 to 16.68
                                          2003     211   16.51 to 16.47      3,474   1.75 to 1.40      0.00       32.06 to 31.76

American Growth - B                       2006   7,988   20.77 to 12.83    160,869   1.85 to 1.15      0.16        8.12 to 2.53
                                          2005   5,750   19.21 to 18.98    109,808   1.85 to 1.40      0.00       13.99 to 6.62
                                          2004   2,975   16.85 to 16.75     49,975   1.75 to 1.40      0.00       10.35 to 9.97
                                          2003     881   15.27 to 15.23     13,433   1.75 to 1.40      0.00       22.15 to 21.87

American Blue Chip Income & Growth - B    2006   1,055   19.94 to 19.62     20,894   1.85 to 1.40      0.42       15.17 to 14.66
                                          2005   1,071   17.32 to 17.11     18,446   1.85 to 1.40      0.04        5.19 to 1.90
                                          2004   1,052   16.46 to 16.37     17,269   1.75 to 1.40      0.00        7.61 to 7.23
                                          2003     527   15.30 to 15.26      8,058   1.75 to 1.40      0.00       22.39 to 22.11

American Growth-Income - B                2006   7,484   19.56 to 13.49    142,470   1.85 to 1.15      0.92       13.03 to 7.76
                                          2005   5,373   17.30 to 17.10     92,410   1.85 to 1.40      0.31        3.83 to 1.45
                                          2004   2,374   16.67 to 16.57     39,432   1.75 to 1.40      0.22        8.30 to 7.92
                                          2003     609   15.39 to 15.35      9,364   1.75 to 1.40      0.00       23.10 to 22.82

American Bond - B                         2006   5,697   13.10 to 12.96     74,052   1.85 to 1.15      0.00        5.01 to 4.46
                                          2005   1,810   12.42 to 12.39     22,448   1.85 to 1.40      0.00(a)  (0.66) to (0.84)(a)

American Century - Small Company          2006      17   16.37 to 16.18        280   1.85 to 1.40      0.00        3.95 to 3.48
                                          2005      32   15.75 to 15.63        508   1.85 to 1.40      0.00       4.52 to (3.06)
                                          2004       4   15.07 to 15.03         67   1.75 to 1.40      0.00       20.56 to 20.28

PIMCO VIT All Asset                       2006     323   14.91 to 14.74      4,792   1.85 to 1.40      4.76        2.91 to 2.45
                                          2005     376   14.49 to 14.38      5,435   1.85 to 1.40      4.34        4.47 to 1.39
                                          2004     160   13.87 to 13.84      2,215   1.75 to 1.40      5.87       10.97 to 10.72

LMFC Core Equity                          2006     425   15.42 to 13.39      6,530   1.85 to 1.15      0.00        7.37 to 4.53
                                          2005     360   14.68 to 14.58      5,273   1.85 to 1.40      0.00        4.30 to 2.92
                                          2004     128   14.08 to 14.05      1,795   1.75 to 1.40      0.00       12.63 to 12.37

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                         UNIT FAIR VALUE             EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                                                UNITS      HIGHEST TO      ASSETS     HIGHEST TO      INCOME         HIGHEST
               SUB-ACCOUNT                YEAR  (000S)       LOWEST        (000S)       LOWEST*       RATIO**      TO LOWEST***
----------------------------------------  ----  ------  ----------------  --------  --------------  ----------  -----------------
PIM Classic Value                         2006     143  $16.94 to $13.70   $ 2,389  1.85% to 1.15%     0.98%      14.23% to 9.49%
                                          2005      86   14.83 to 14.72      1,274   1.85 to 1.40      0.42        7.71 to 3.37
                                          2004      55   13.77 to 13.74        758   1.75 to 1.40      0.27        10.15 to 9.89

Quantitative Value                        2006      10   18.61 to 18.38        191   1.85 to 1.40      1.02       19.37 to 18.84
                                          2005       8   15.59 to 15.47        124   1.85 to 1.40      0.00        7.31 to 2.05
                                          2004       7   15.52 to 14.49        108   1.75 to 1.40      0.00       16.20 to 15.93

US Global Leaders Growth - A              2006     119   13.06 to 12.94      1,544   1.75 to 1.40      0.00        0.39 to 0.04
                                          2005     129   13.00 to 12.93      1,674   1.75 to 1.40      0.11(a)    8.29 to 8.04(a)

US Global Leaders Growth - B              2006     302   13.03 to 12.87      3,911   1.85 to 1.40      0.00       0.09 to (0.36)
                                          2005     353   13.02 to 12.92      4,576   1.85 to 1.40      0.00      (0.53) to (0.88)
                                          2004      45   13.09 to 13.06        589   1.75 to 1.40      0.47        4.71 to 4.47

John Hancock Strategic Income             2006     163   13.89 to 13.73      2,244   1.85 to 1.40      3.01        2.43 to 1.97
                                          2005     127   13.56 to 13.46      1,719   1.85 to 1.40      4.43        0.73 to 0.23
                                          2004      55   13.48 to 13.45        746   1.75 to 1.40      1.87        7.86 to 7.61

John Hancock Intl' Eq Index - A           2006      82   20.87 to 20.68      1,708   1.75 to 1.40      0.81       23.75 to 23.31
                                          2005      65   16.87 to 16.77      1,087   1.75 to 1.40      0.94       15.00 to 14.60
                                          2004      69   14.67 to 14.64      1,006   1.75 to 1.40      0.48       17.35 to 17.08

John Hancock Intl' Eq Index - B           2006     199   20.76 to 20.52      4,102   1.85 to 1.40      0.61       23.52 to 22.97
                                          2005     184   16.81 to 16.68      3,077   1.85 to 1.40      0.71       14.78 to 11.46
                                          2004     166   16.65 to 14.61      2,436   1.75 to 1.40      0.38       17.17 to 16.89

Active Bond - A                           2006     666   12.95 to 12.88      8,600   1.75 to 1.40      2.82        2.97 to 2.61
                                          2005     813   12.58 to 12.55     10,219   1.75 to 1.40      0.00(a)    0.64 to 0.41(a)

Active Bond - B                           2006   4,968   12.91 to 12.82     63,915   1.85 to 1.40      2.61        2.76 to 2.30
                                          2005   5,038   12.57 to 12.53     63,215   1.85 to 1.40      0.00(a)   0.54 to (0.13)(a)

CGTC Overseas Equity - B                  2006      46   17.89 to 17.75        820   1.85 to 1.40      0.40       17.98 to 17.45
                                          2005      11   15.16 to 15.11        170   1.85 to 1.40      0.00(a)   21.28 to 15.28(a)

Independence Investment LLC
Small Cap - B                             2006       5   16.60 to 14.90         72   1.85 to 1.40      0.00        5.92 to 5.45
                                          2005       4   15.71 to 14.13         60   1.85 to 1.40      0.00(a)  13.34 to (0.08)(a)

Marisco International Opportunities - B   2006     166   18.78 to 13.31      3,092   1.85 to 1.15      0.27        22.18 to 6.37
                                          2005      39   15.37 to 15.32        601   1.85 to 1.40      0.00(a)   22.94 to 17.57(a)

T Rowe Price Mid Value - B                2006      70   16.55 to 16.43      1,147   1.85 to 1.40      0.05       18.39 to 17.86
                                          2005      13   13.98 to 13.94        188   1.85 to 1.40      0.00(a)   11.85 to 1.41(a)

UBS Large Cap - B                         2006      10   15.53 to 15.41        150   1.85 to 1.40      0.22       14.45 to 12.07
                                          2005       7   15.29 to 13.75        101   1.85 to 1.40      0.00(a)   10.35 to 2.72(a)

US High Yield - B                         2006      21   13.90 to 13.80        286   1.85 to 1.40      2.75        7.94 to 7.46
                                          2005       5   12.88 to 12.84         67   1.85 to 1.40      0.00(a)    3.04 to 0.15(a)

Wellington Small Cap Growth - B           2006      72   17.67 to 12.39      1,273   1.85 to 1.15      0.00       11.64 to (1.04)
                                          2005      30   15.83 to 15.78        478   1.85 to 1.40      0.00(a)   26.62 to 7.70(a)

Wellington Small Cap Value - B            2006     132   16.74 to 13.57      2,180   1.85 to 1.15      0.00        17.38 to 8.40
                                          2005      58   14.26 to 14.22        827   1.85 to 1.40      0.00(a)  14.06 to (2.00)(a)

Wells Capital Core Bond - B               2006      17   12.76 to 12.66        211   1.85 to 1.40      1.59        2.18 to 1.72
                                          2005       7   12.48 to 12.44         85   1.85 to 1.40      0.00(a)  (0.13) to (0.46)(a)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                         UNIT FAIR VALUE             EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                                                UNITS      HIGHEST TO      ASSETS     HIGHEST TO      INCOME         HIGHEST
               SUB-ACCOUNT                YEAR  (000S)       LOWEST        (000S)       LOWEST*       RATIO**      TO LOWEST***
----------------------------------------  ----  ------  ----------------  --------  --------------  ----------  -----------------
                                                                                       1.85% to
Index Allocation - B                      2006    967   $13.52 to $13.21   $13,001      1.15%         2.84%(a)  8.17% to 5.51%(a)

Large Cap Value - A                       2006    123    24.56 to 24.24      2,993   1.75 to 1.40     0.00(a)    1.48 to 1.45(a)

Scudder Capital Growth - B                2006    386    20.65 to 20.26      7,913   1.85 to 1.40     0.18        6.67 to 6.19
                                          2005    289    19.36 to 19.08      5,560   1.85 to 1.40     0.22        7.01 to 1.77
                                          2004     83    18.09 to 17.95      1,491   1.75 to 1.40     0.15        6.06 to 5.69
                                          2003     45    17.06 to 16.98        758   1.75 to 1.40     0.00       24.76 to 24.32

Scudder Global Discovery - B              2006     86    35.72 to 35.04      3,039   1.85 to 1.40     0.88       20.19 to 19.65
                                          2005     84    29.72 to 29.29      2,477   1.85 to 1.40     0.30        16.43 to 7.64
                                          2004     51    25.52 to 25.33      1,294   1.75 to 1.40     0.00       21.41 to 20.98
                                          2003     20    21.02 to 20.93        410   1.75 to 1.40     0.00       46.70 to 46.19

Scudder Growth & Income - B               2006    201    21.52 to 21.11      4,287   1.85 to 1.40     0.61       11.71 to 11.21
                                          2005    208    19.26 to 18.98      3,983   1.85 to 1.40     0.78        4.27 to 1.64
                                          2004    166    18.47 to 18.33      3,061   1.75 to 1.40     0.41        8.25 to 7.87
                                          2003     57    17.06 to 16.99        967   1.75 to 1.40     0.00       24.79 to 24.35

Scudder Health Sciences - B               2006    129    20.48 to 20.10      2,626   1.85 to 1.40     0.00        4.31 to 3.84
                                          2005    144    19.64 to 19.35      2,813   1.85 to 1.40     0.00        6.56 to 0.31
                                          2004    134    18.43 to 18.28      2,452   1.75 to 1.40     0.00        7.64 to 7.27
                                          2003     69    17.12 to 17.05      1,186   1.75 to 1.40     0.00       31.36 to 30.90

Scudder International - B                 2006    181    27.14 to 26.63      4,878   1.85 to 1.40     1.52       23.70 to 23.15
                                          2005    172    21.94 to 21.63      3,746   1.85 to 1.40     1.38       14.11 to 10.68
                                          2004    190    19.23 to 19.08      3,634   1.75 to 1.40     0.83       14.62 to 14.22
                                          2003     73    16.78 to 16.70      1,229   1.75 to 1.40     0.00       25.75 to 25.31

Scudder Mid Cap Growth - B                2006     69    24.41 to 23.95      1,660   1.85 to 1.40     0.00        9.01 to 8.52
                                          2005     61    22.39 to 22.07      1,363   1.85 to 1.40     0.00        13.06 to 2.24
                                          2004     67    19.81 to 19.65      1,311   1.75 to 1.40     0.00        2.16 to 1.81
                                          2003     37    19.39 to 19.30        718   1.75 to 1.40     0.00       31.58 to 31.12

Scudder Blue Chip - B                     2006    194    23.59 to 23.15      4,533   1.85 to 1.40     0.47       13.59 to 13.08
                                          2005    215    20.77 to 20.47      4,445   1.85 to 1.40     0.57        8.16 to 3.55
                                          2004    216    19.20 to 19.05      4,122   1.75 to 1.40     0.21       13.94 to 13.55
                                          2003    104    16.85 to 16.78      1,743   1.75 to 1.40     0.00       25.00 to 24.57

Scudder Contrarian Value - B              2006    213    22.42 to 21.18      4,743   1.85 to 1.40     1.19       13.37 to 12.86
                                          2005    236    19.77 to 18.76      4,640   1.85 to 1.40     1.49       0.43 to (0.18)
                                          2004    256    19.74 to 19.59      5,038   1.75 to 1.40     1.10        8.12 to 7.74
                                          2003     86    18.26 to 18.18      1,570   1.75 to 1.40     0.00       30.35 to 29.90

Scudder Global Blue Chip - B              2006     64    30.17 to 29.60      1,908   1.85 to 1.40     0.22       27.85 to 27.28
                                          2005     97    23.60 to 23.26      2,276   1.85 to 1.40     0.00       20.80 to 13.19
                                          2004     73    19.54 to 19.38      1,413   1.75 to 1.40     0.56       12.74 to 12.34
                                          2003     35    17.33 to 17.25        599   1.75 to 1.40     0.00       27.17 to 26.73

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE   ASSETS    HIGHEST TO      INCOME         HIGHEST
            SUB-ACCOUNT                   YEAR  (000S)  HIGHEST TO LOWEST  (000S)      LOWEST*       RATIO**     TO LOWEST***
----------------------------------------  ----  ------  -----------------  ------  --------------  ----------  ----------------
Scudder Government Securities - B         2006     236  $13.32 to $13.07   $3,119  1.85% to 1.40%     3.57%      2.30% to 1.85%
                                          2005     279    13.02 to 12.83    3,610   1.85 to 1.40      3.64       0.82 to 0.29
                                          2004     282    12.91 to 12.81    3,620   1.75 to 1.40      2.43       1.92 to 1.56
                                          2003     199    12.67 to 12.61    2,510   1.75 to 1.40      0.00       0.41 to 0.06

Scudder High Income - B                   2006     180    19.91 to 19.53    3,555   1.85 to 1.40      7.78       8.59 to 8.10
                                          2005     205    18.33 to 18.07    3,726   1.85 to 1.40      9.85       1.98 to 0.07
                                          2004     237    17.98 to 17.84    4,240   1.75 to 1.40      5.48      10.52 to 10.13
                                          2003     119    16.26 to 16.19    1,924   1.75 to 1.40      0.00      22.42 to 21.99

Scudder International Select Equity - B   2006     135    27.86 to 27.34    3,734   1.85 to 1.40      1.59      23.32 to 22.77
                                          2005     152    22.59 to 22.27    3,400   1.85 to 1.40      2.22      12.42 to 9.59
                                          2004     123    20.10 to 19.94    2,464   1.75 to 1.40      0.53      16.20 to 15.79
                                          2003      43    17.30 to 17.22      734   1.75 to 1.40      0.00      27.63 to 27.18

Scudder Fixed Income - B                  2006     550    13.82 to 13.55    7,540   1.85 to 1.40      3.10       2.45 to 1.99
                                          2005     567    13.48 to 13.30    7,593   1.85 to 1.40      2.96      0.44 to (0.52)
                                          2004     573    13.43 to 13.32    7,664   1.75 to 1.40      2.24       2.65 to 2.29
                                          2003     228    13.08 to 13.02    2,967   1.75 to 1.40      0.00       3.30 to 2.94

Scudder Money Market - B                  2006     253    12.73 to 12.49    3,173   1.85 to 1.40      4.16       2.80 to 2.34
                                          2005     305    12.39 to 12.21    3,738   1.85 to 1.40      2.49       1.01 to 0.48
                                          2004     193    12.26 to 12.17    2,351   1.75 to 1.40      0.50     (0.88) to (1.22)
                                          2003     326    12.37 to 12.32    4,023   1.75 to 1.40      0.18     (0.98) to (1.32)

Scudder Small Cap Growth - B              2006     147    22.08 to 21.66    3,205   1.85 to 1.40      0.00       3.35 to 2.89
                                          2005     170    21.36 to 21.05    3,615   1.85 to 1.40      0.00      5.25 to (0.25)
                                          2004     144    20.29 to 20.14    2,903   1.75 to 1.40      0.00       9.00 to 8.62
                                          2003      78    18.62 to 18.54    1,442   1.75 to 1.40      0.00      30.67 to 30.22

Scudder Technology Growth - B             2006      69    22.88 to 22.45    1,574   1.85 to 1.40      0.00     (0.96) to (1.40)
                                          2005      75    23.10 to 22.76    1,724   1.85 to 1.40      0.12       3.26 to 1.48
                                          2004      68    22.68 to 22.50    1,542   1.75 to 1.40      0.00      0.06 to (0.29)
                                          2003      42    22.67 to 22.57      941   1.75 to 1.40      0.00      44.15 to 43.65

Scudder Total Return - B                  2006     147    17.79 to 17.46    2,593   1.85 to 1.40      2.20       8.30 to 7.81
                                          2005     172    16.43 to 16.19    2,805   1.85 to 1.40      2.30       2.46 to 0.19
                                          2004     206    16.03 to 15.91    3,298   1.75 to 1.40      1.09       4.88 to 4.51
                                          2003     160    15.29 to 15.22    2,446   1.75 to 1.40      0.00      15.92 to 15.52

Scudder Davis Venture Value - B           2006     314    24.02 to 23.56    7,463   1.85 to 1.40      0.29      12.76 to 12.25
                                          2005     367    21.30 to 20.99    7,754   1.85 to 1.40      0.37       7.71 to 4.59
                                          2004     333    19.77 to 19.62    6,549   1.75 to 1.40      0.03       9.86 to 9.48
                                          2003     137    18.00 to 17.92    2,465   1.75 to 1.40      0.00      27.62 to 27.18

Scudder Dreman Financial Services - B     2006      --    20.84 to 20.47       --   1.85 to 1.40      2.90(a)   4.92 to 4.59(a)
                                          2005      87    19.86 to 19.57    1,716   1.85 to 1.40      1.53      2.30 to (2.18)
                                          2004      84    20.23 to 20.07    1,684   1.75 to 1.40      1.04       9.94 to 9.56
                                          2003      41    18.40 to 18.32      759   1.75 to 1.40      0.00      25.95 to 25.51

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                     EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE    ASSETS    HIGHEST TO      INCOME          HIGHEST
              SUB-ACCOUNT                 YEAR  (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**       TO LOWEST***
----------------------------------------  ----  ------  -----------------  -------  --------------  ----------  -------------------
Scudder Dreman High Return Equity - B     2006     524  $26.17 to $ 25.68  $13,599  1.85% to 1.40%     1.19%    16.57% to 16.05%
                                          2005     369    22.45 to 22.12     8,238   1.85 to 1.40      1.34       6.02 to 1.89
                                          2004     324    21.17 to 21.01     6,821   1.75 to 1.40      1.06      12.04 to 11.65
                                          2003     162    18.90 to 18.82     3,047   1.75 to 1.40      0.00      29.66 to 29.21

Scudder Dreman Small Cap Value - B        2006     199    31.40 to 30.81     6,209   1.85 to 1.40      0.40      22.86 to 22.31
                                          2005     233    25.56 to 25.19     5,912   1.85 to 1.40      0.36      8.26 to (0.23)
                                          2004     216    23.61 to 23.42     5,071   1.75 to 1.40      0.36      23.77 to 23.34
                                          2003      90    19.07 to 18.99     1,720   1.75 to 1.40      0.00      39.68 to 39.19

Scudder Salomon Aggressive Growth - B     2006      --    26.08 to 25.60        --   1.85 to 1.40      0.00(a)  10.62 to 10.16(a)
                                          2005      30    23.58 to 23.24       700   1.85 to 1.40      0.00      11.66 to 4.47
                                          2004      47    21.12 to 20.95       995   1.75 to 1.40      0.00       9.90 to 9.51
                                          2003      13    19.21 to 19.13       253   1.75 to 1.40      0.00      33.38 to 32.91

Scudder Janus Growth & Income - B         2006     103    21.35 to 20.95     2,177   1.85 to 1.40      0.24       6.49 to 6.01
                                          2005     126    20.05 to 19.76     2,503   1.85 to 1.40      0.00      10.16 to 5.78
                                          2004     114    18.20 to 18.06     2,060   1.75 to 1.40      0.00       9.54 to 9.15
                                          2003      57    16.62 to 16.55       946   1.75 to 1.40      0.00      22.22 to 21.79

Scudder Janus Growth Opportunities - B    2006      --    20.00 to 19.62        --   1.85 to 1.40      0.00(a)  (0.83) to (1.25)(a)
                                          2005      62    20.16 to 19.87     1,233   1.85 to 1.40      0.00       5.64 to 2.70
                                          2004      23    19.09 to 18.94       446   1.75 to 1.40      0.00      10.65 to 10.26
                                          2003      16    17.25 to 17.18       275   1.75 to 1.40      0.00      24.49 to 24.05

Scudder MFS Strategic Value - B           2006      --    21.15 to 20.77        --   1.85 to 1.40      0.64(a)      3.16 to 2.83(a)
                                          2005     180    20.50 to 20.20     3,655   1.85 to 1.40      0.67     (1.97) to (2.84)
                                          2004     196    20.91 to 20.75     4,088   1.75 to 1.40      0.06      15.76 to 15.36
                                          2003      65    18.06 to 17.98     1,168   1.75 to 1.40      0.00      24.59 to 24.16

Scudder Oak Strategic Equity - B          2006      --    21.65 to 21.25        --   1.85 to 1.40      0.00(a)    2.46 to 2.02(a)
                                          2005      67    21.13 to 20.83     1,416   1.85 to 1.40      0.00     (1.38) to (6.15)
                                          2004      82    22.44 to 22.26     1,842   1.75 to 1.40      0.00     (0.53) to (0.88)
                                          2003      34    22.56 to 22.46       771   1.75 to 1.40      0.00      47.06 to 46.55

Scudder Turner Mid Cap Growth - B         2006      99    25.59 to 25.11     2,515   1.85 to 1.40      0.00       4.74 to 4.27
                                          2005     112    24.43 to 24.08     2,725   1.85 to 1.40      0.00       9.71 to 4.00
                                          2004      85    22.27 to 22.10     1,892   1.75 to 1.40      0.00       9.09 to 8.71
                                          2003      40    20.42 to 20.33       810   1.75 to 1.40      0.00      46.02 to 45.51

Scudder Real Estate - B                   2006     176    29.25 to 28.78     5,127   1.85 to 1.40      0.00      35.23 to 34.62
                                          2005     204    21.63 to 21.38     4,383   1.85 to 1.40      2.23      9.77 to (3.31)
                                          2004     212    19.71 to 19.59     4,174   1.75 to 1.40      0.60      28.91 to 28.46
                                          2003     108    15.29 to 15.25     1,654   1.75 to 1.40      0.00      22.30 to 22.02

Scudder Strategic Income - B              2006     172    14.64 to 14.40     2,498   1.85 to 1.40      4.40       7.24 to 6.76
                                          2005     173    13.65 to 13.49     2,354   1.85 to 1.40      7.67      0.51 to (0.34)
                                          2004     156    13.58 to 13.50     2,114   1.75 to 1.40      0.00       6.76 to 6.39
                                          2003      71    12.72 to 12.69       901   1.75 to 1.40      0.00       1.76 to 1.53

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                    EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                                                 UNITS   UNIT FAIR VALUE   ASSETS    HIGHEST TO       INCOME         HIGHEST
                SUB-ACCOUNT               YEAR  (000S)  HIGHEST TO LOWEST  (000S)      LOWEST*       RATIO**      TO LOWEST***
----------------------------------------  ----  ------  -----------------  ------  --------------  ----------  -------------------
Scudder Income Allocaton - B              2006      --  $13.59 to $ 13.46     $--  1.85% to 1.40%    4.41%(a)   2.04% to 1.71%(a)
                                          2005      95   13.32 to 13.24     1,261   1.85 to 1.40     0.00        2.10 to 0.43
                                          2004      12   13.04 to 13.03       160   1.75 to 1.40     0.00        4.35 to 4.21
Scudder Moderate Allocation - B           2006   1,729   15.28 to 15.11    26,279   1.85 to 1.40     0.85        9.40 to 8.91
                                          2005   1,630   13.96 to 13.88    22,690   1.85 to 1.40     0.00        3.60 to 1.18
                                          2004     652   13.48 to 13.46     8,788   1.75 to 1.40     0.00        7.83 to 7.69
Scudder Conservative Allocation - B       2006     621   14.64 to 14.48     9,027   1.85 to 1.40     1.18        7.30 to 6.82
                                          2005     475   13.64 to 13.56     6,458   1.85 to 1.40     0.00        2.93 to 0.77
                                          2004     148   13.26 to 13.24     1,965   1.75 to 1.40     0.00        6.04 to 5.90
Scudder Growth Allocation - B             2006   2,231   15.93 to 15.76    35,350   1.85 to 1.40     0.78       11.10 to 10.60
                                          2005   2,170   14.34 to 14.25    31,025   1.85 to 1.40     0.00        4.55 to 1.75
                                          2004     502   13.72 to 13.70     6,878   1.75 to 1.40     0.00        9.72 to 9.58
Scudder Templeton Foreign Value           2006      --   17.11 to 16.96        --   1.85 to 1.40     3.73(a)   20.41 to 19.90(a)
                                          2005       8   14.21 to 14.14       127   1.85 to 1.40     1.01        7.87 to 7.02
                                          2004       4   13.18 to 13.17        54   1.75 to 1.40     0.00        5.41 to 5.37
Scudder Mercury Large Cap Core            2006      --   16.05 to 15.90        --   1.85 to 1.40     0.00(a)     11.18 to 10.71(a)
                                          2005       6   14.44 to 14.36        84   1.85 to 1.40     0.03       11.36 to 3.81
                                          2004      --   12.96 to 12.96         3   1.75 to 1.40     0.00        3.72 to 3.67
Scudder Bond - B                          2006      39   12.91 to 12.81       507   1.85 to 1.40     1.51(a)      2.88 to 2.42(a)
                                          2005      12   12.55 to 12.51       154   1.85 to 1.40     0.00       0.37 to (0.35)
Scudder Equity 500 Index Value - B        2006     372   22.32 to 21.90     8,245   1.85 to 1.40     0.89(a)     13.61 to 13.10(a)
                                          2005     476   19.65 to 19.36     9,288   1.85 to 1.40     0.00           0 to 0
Alger American Balanced - B               2006     219   16.94 to 16.62     3,690   1.85 to 1.40     1.21        3.01 to 2.55
                                          2005     239   16.44 to 16.20     3,903   1.85 to 1.40     1.51        6.65 to 2.81
                                          2004     292   15.41 to 15.29     4,476   1.75 to 1.40     1.41        2.82 to 2.46
                                          2003     135   14.99 to 14.93     2,014   1.75 to 1.40     0.03       17.08 to 16.67
Alger American Leveraged All Cap - B      2006      73   23.50 to 23.06     1,698   1.85 to 1.40     0.00       17.31 to 16.79
                                          2005      59   20.03 to 19.74     1,179   1.85 to 1.40     0.00       12.57 to 7.26
                                          2004      63   17.80 to 17.66     1,113   1.75 to 1.40     0.00        6.40 to 6.03
                                          2003      33   16.72 to 16.65       548   1.75 to 1.40     0.00       32.37 to 31.90
Credit Suisse Emerging Markets - B        2006      53   38.19 to 37.47     2,017   1.85 to 1.40     0.52       30.68 to 30.09
                                          2005      74   29.22 to 28.80     2,138   1.85 to 1.40     0.79       26.16 to 16.23
                                          2004      58   23.16 to 22.98     1,344   1.75 to 1.40     0.34       23.19 to 22.76
                                          2003      27   18.80 to 18.72       514   1.75 to 1.40     0.00       40.89 to 40.40
Credit Suisse Global Post Venture
Capital - B                               2006      16   29.37 to 28.82       467   1.85 to 1.40     0.00       11.63 to 11.13
                                          2005      17   26.31 to 25.93       455   1.85 to 1.40     0.00       14.53 to 4.89
                                          2004      16   22.97 to 22.79       358   1.75 to 1.40     0.00       16.35 to 15.94
                                          2003       9   19.75 to 19.66       171   1.75 to 1.40     0.00       45.61 to 45.10
Dreyfus Socially Responsible Growth - B   2006      16   19.53 to 19.16       303   1.85 to 1.40     0.00        7.45 to 6.97
                                          2005      19   18.18 to 17.92       350   1.85 to 1.40     0.00       1.92 to (0.16)
                                          2004      27   17.84 to 17.70       484   1.75 to 1.40     0.21        4.46 to 4.10
                                          2003       9   17.07 to 17.00       159   1.75 to 1.40     0.00       24.01 to 23.57

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

                                                                                   EXPENSE RATIO   INVESTMENT
                                                 UNITS   UNIT FAIR VALUE   ASSETS    HIGHEST TO      INCOME    TOTAL RETURN HIGHEST
              SUB-ACCOUNT                 YEAR  (000S)  HIGHEST TO LOWEST  (000S)      LOWEST*       RATIO**       TO LOWEST***
----------------------------------------  ----  ------  -----------------  ------  --------------  ----------  --------------------
Dreyfus VIF Midcap Stock - B              2006    224    $23.07 to $22.63  $5,135   1.85% to 1.40%    0.18%        6.18% to 5.71%
                                          2005    258     21.72 to 21.41    5,573    1.85 to 1.40     0.00          7.43 to 0.54
                                          2004    252     20.22 to 20.06    5,071    1.75 to 1.40     0.22        12.64 to 12.24
                                          2003    129     17.95 to 17.88    2,305    1.75 to 1.40     0.51        29.65 to 29.20

AIM VI Utilities - - B                    2006     58     27.68 to 27.16    1,592    1.85 to 1.40     3.36        23.72 to 23.17
                                          2005     64     22.37 to 22.05    1,422    1.85 to 1.40     2.49         15.22 to 1.21
                                          2004     53     19.42 to 19.27    1,023    1.75 to 1.40     1.93        21.84 to 21.41
                                          2003     30     15.94 to 15.87      479    1.75 to 1.40     3.57        15.84 to 15.43

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTED TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6.   UNIT VALUES (CONTINUED)

* The Investment Income Ratio represents the dividends, excluding the distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

** The Expense Ratio represents the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of underlying funds are excluded.

*** The Total Return Ratio represents the total return for the periods indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. This does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

a The commencement and closing of sub-account operations for 2005 and 2006 are as follows:

           Sub-accounts Opened              2006      2005
----------------------------------------  --------  --------
Small Cap Opportunities A                           April 29
American Bond B                                      Aug 1
U.S. Global Leaders Growth A                        April 29
Active Bond A                                       April 29
Active Bond B                                       April 29
CGTC Overseas Equity B                              April 29
Independence Investment LLC Small Cap B             April 29
Marisco International Opportunities B               April 29
T Rowe Price Mid Value B                            April 29
UBS Large Cap B                                     April 29
U.S. High Yield B                                   April 29
Wellington Small Cap Growth B                       April 29
Wellington Small Cap Value B                        April 29
Wells Capital Core Bond B                           April 29
Index Allocation B                         Feb 16
Large Cap Value A                           Dec 1
Scudder Bond B                            April 29
Scudder Equity 500 Index B                 Sept 16

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTED TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

          Sub-accounts Closed              2006      2005
----------------------------------------  -------  --------
Diversified Bond A                                 April 29
Diversified Bond B                                 April 29
Overseas A                                         April 29
Overseas B                                         April 29
Aggressive Growth A                                April 29
Aggressive Growth B                                April 29
Small Company Blend A                              April 29
Small Company Blend B                              April 29
Strategic Growth A                                 April 29
Strategic Growth B                                 April 29
Great Companies America B                          April 29
Scudder 21st Century Growth B                      April 29
Scudder Growth B                                   April 29
Scudder Eagle Focused Large Cap Growth B           April 29
Scudder Focus Value & Growth B                     April 29
Scudder Index 500 B                                 Sept 16
Large Cap Growth A                         May 1
Large Cap Growth B                         May 1
Strategic Value A                          Dec 4
Strategic Value B                          Dec 4
Mid Cap Core B                             Dec 4
Scudder Dreman Financial Services B       Sept 18
Scudder Salomon Aggressive Growth B        Dec 6
Scudder Janus Growth Opportunities B       Dec 6
Scudder MFS Strategic Value B             Sept 18
Scudder Oak Strategic Equity B             Dec 6
Scudder Income Allocation B               Sept 18
Scudder Templeton Foreign Value B          Dec 6
Scudder Mercury Large Cap Core B           Dec 6

7. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury. The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A

                         UNAUDITED FINANCIAL STATEMENTS

                        YEAR TO DATE SEPTEMBER 30, 2007

                                    CONTENTS

Statement of Assets and Liabilities .......................................    1
Statement of Operations and Changes in Contract Owners' Equity ............   25
Notes to Financial Statements .............................................   55

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       500 Index
                                         Fund B
                                         Series      500 Index    500 Index    Active Bond   Active Bond   All Cap Core
                                          NAV        Series I     Series II      Series I     Series II      Series I
                                      -----------   ----------   -----------   -----------   -----------   ------------
TOTAL ASSETS
Investments at fair value             $10,502,926   $8,231,300   $18,778,778    $7,638,216   $70,755,783    $8,370,102
                                      ===========   ==========   ===========   ===========   ===========    ==========
NET ASSETS
Contracts in accumulation             $10,502,926   $8,231,300   $18,778,778    $7,638,216   $70,755,783    $8,370,102
Contracts in payout (annuitization)            --           --            --            --            --            --
                                      -----------   ----------   -----------   -----------   -----------    ----------
Total net assets                      $10,502,926   $8,231,300   $18,778,778    $7,638,216   $70,755,783    $8,370,102
                                      ===========   ==========   ===========   ===========   ===========    ==========
Shares                                    540,552      622,640     1,428,044       785,825     7,286,898       401,251
Cost                                  $10,260,215   $6,911,252   $15,378,379    $7,543,501   $70,204,825    $6,131,285


See accompanying notes.                                                        1

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                           American
                                        All Cap        All Cap      All Cap      All Cap      All Cap       Asset
                                          Core         Growth       Growth        Value       Value       Allocation
                                       Series II      Series I     Series II    Series I     Series II     Series II
                                      -----------   -----------   ----------   ----------   ----------   -----------
TOTAL ASSETS
Investments at fair value             $ 2,397,526   $15,483,962   $3,963,416   $3,798,873   $8,589,709   $21,695,135
                                      ===========   ===========   ==========   ==========   ==========   ===========
NET ASSETS
Contracts in accumulation             $ 2,397,526   $15,483,962   $3,963,416   $3,798,873   $8,589,709   $21,695,135
Contracts in payout (annuitization)            --            --           --           --           --            --
                                      -----------   -----------   ----------   ----------   ----------   -----------
Total net assets                      $ 2,397,526   $15,483,962   $3,963,416   $3,798,873   $8,589,709   $21,695,135
                                      ===========   ===========   ==========   ==========   ==========   ===========
Shares                                    115,377       759,390      196,403      276,081      626,072     1,657,382
Cost                                  $ 2,101,429   $11,026,589   $2,942,292   $3,552,430   $8,120,844   $21,270,788


See accompanying notes.                                                        2

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                     American                     American                    American
                                        American     Blue-Chip                    Century -    American        Global
                                      Asset High-    Income &       American        Small       Global         Small
                                      Income Bond     Growth          Bond         Company      Growth     Capitalization
                                       Series II     Series II      Series II     Series II    Series II      Series II
                                      -----------   -----------   ------------   ----------   ----------   --------------
TOTAL ASSETS
Investments at fair value              $1,389,850   $19,723,413   $112,119,009    $230,380    $6,504,306     $2,448,148
                                       ==========   ===========   ============    ========    ==========     ==========
NET ASSETS
Contracts in accumulation              $1,389,850   $19,723,413   $112,119,009    $230,380    $6,504,306     $2,448,148
Contracts in payout (annuitization)            --            --             --          --            --             --
                                       ----------   -----------   ------------    --------    ----------     ----------
Total net assets                       $1,389,850   $19,723,413   $112,119,009    $230,380    $6,504,306     $2,448,148
                                       ==========   ===========   ============    ========    ==========     ==========
Shares                                    112,996     1,092,710      8,373,339      16,397       487,579        171,800
Cost                                   $1,382,915   $17,391,626   $108,080,963    $244,624    $6,248,787     $2,331,025


See accompanying notes.                                                        3

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                       American
                                        American        Growth-       American       American     Blue Chip     Blue Chip
                                         Growth         Income      International    New World      Growth        Growth
                                        Series II      Series II      Series II      Series II     Series I     Series II
                                      ------------   ------------   -------------   ----------   -----------   -----------
TOTAL ASSETS
Investments at fair value             $195,789,426   $172,761,107    $117,911,713   $1,601,428   $45,759,180   $22,099,395
                                      ============   ============    ============   ==========   ===========   ===========
NET ASSETS
Contracts in accumulation             $195,789,426   $172,761,107    $117,911,713   $1,601,428   $45,683,248   $22,099,395
Contracts in payout (annuitization)             --             --              --           --        75,932            --
                                      ------------   ------------    ------------   ----------   -----------   -----------
Total net assets                      $195,789,426   $172,761,107    $117,911,713   $1,601,428   $45,759,180   $22,099,395
                                      ============   ============    ============   ==========   ===========   ===========
Shares                                   7,971,882      8,035,400       4,169,438      112,066     2,066,810     1,001,332
Cost                                  $153,605,466   $144,614,644    $ 90,797,030   $1,500,061   $34,533,259   $16,727,179


See accompanying notes.                                                        4

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Bond
                                        Index                                      CGTC
                                       Trust A      Capital         Capital      Overseas     Classic       Core
                                       Series    Appreciation    Appreciation     Equity       Value       Equity
                                         II        Series I       Series II     Series II    Series II    Series II
                                      --------   ------------   -------------   ---------   ----------   ----------
TOTAL ASSETS
Investments at fair value             $387,806    $13,371,409    $12,379,751     $735,126   $1,994,922   $6,234,180
                                      ========    ===========    ===========     ========   ==========   ==========
NET ASSETS
Contracts in accumulation             $387,806    $13,371,409    $12,379,751     $735,126   $1,994,922   $6,234,180
Contracts in payout (annuitization)         --             --             --           --           --           --
                                      --------    -----------    -----------     --------   ----------   ----------
Total net assets                      $387,806    $13,371,409    $12,379,751     $735,126   $1,994,922   $6,234,180
                                      ========    ===========    ===========     ========   ==========   ==========
Shares                                  29,831      1,329,166      1,244,196       47,366      126,662      419,528
Cost                                  $381,295    $11,870,861    $11,025,873     $643,269   $1,950,975   $5,991,258


See accompanying notes.                                                        5

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                Emerging    Emerging     Emerging
                                        Dynamic      Dynamic     Growth       Small        Small       Equity-
                                        Growth       Growth      Series      Company      Company       Income
                                       Series I     Series II      II       Series I     Series II     Series I
                                      ----------   ----------   --------   ----------   ----------   -----------
TOTAL ASSETS
Investments at fair value             $4,480,702   $3,081,404   $951,609   $5,296,653   $5,067,150   $61,829,125
                                      ==========   ==========   ========   ==========   ==========   ===========
NET ASSETS
Contracts in accumulation             $4,480,702   $3,081,404   $951,609   $5,296,653   $5,067,150   $61,791,746
Contracts in payout (annuitization)           --           --         --           --           --        37,379
                                      ----------   ----------   --------   ----------   ----------   -----------
Total net assets                      $4,480,702   $3,081,404   $951,609   $5,296,653   $5,067,150   $61,829,125
                                      ==========   ==========   ========   ==========   ==========   ===========
Shares                                   661,847      459,226     83,401      192,536      186,429     3,352,989
Cost                                  $2,585,418   $2,163,473   $981,060   $4,881,597   $5,000,914   $50,912,413


See accompanying notes.                                                        6

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Equity-      Financial    Financial     Founding    Fundamental   Fundamental
                                         Income      Services     Services     Allocation      Value         Value
                                       Series II     Series I     Series II    Series II      Series I     Series II
                                      -----------   ----------   ----------   -----------   -----------   -----------
TOTAL ASSETS
Investments at fair value             $38,455,641   $2,206,832   $5,635,484   $43,928,606    $8,754,629   $48,712,455
                                      ===========   ==========   ==========   ===========    ==========   ===========
NET ASSETS
Contracts in accumulation             $38,455,641   $2,206,832   $5,635,484   $43,928,606    $8,754,629   $48,712,455
Contracts in payout (annuitization)            --           --           --            --            --            --
                                      -----------   ----------   ----------   -----------    ----------   -----------
Total net assets                      $38,455,641   $2,206,832   $5,635,484   $43,928,606    $8,754,629   $48,712,455
                                      ===========   ==========   ==========   ===========    ==========   ===========
Shares                                  2,094,534      116,088      298,016     3,514,289       508,399     2,840,376
Cost                                  $34,249,142   $1,815,834   $4,636,681   $43,913,428    $6,468,991   $43,441,702


See accompanying notes.                                                        7

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Global        Global       Global        Global        Global       Global
                                      Allocation    Allocation      Bond          Bond         Trust         Trust
                                       Series I     Series II     Series I     Series II      Series I     Series II
                                      ----------   -----------   ----------   -----------   -----------   ----------
TOTAL ASSETS
Investments at fair value             $2,377,735   $20,576,129   $5,374,752   $21,003,222   $19,705,727   $9,265,635
                                      ==========   ===========   ==========   ===========   ===========   ==========
NET ASSETS
Contracts in accumulation             $2,377,735   $20,576,129   $5,374,752   $21,003,222   $19,690,509   $9,265,635
Contracts in payout (annuitization)           --            --           --            --        15,218           --
                                      ----------   -----------   ----------   -----------   -----------   ----------
Total net assets                      $2,377,735   $20,576,129   $5,374,752   $21,003,222   $19,705,727   $9,265,635
                                      ==========   ===========   ==========   ===========   ===========   ==========
Shares                                   184,464     1,606,255      355,238     1,393,711       994,736      470,098
Cost                                  $1,994,781   $19,080,240   $5,257,447   $20,487,028   $14,556,661   $8,198,444


See accompanying notes.                                                        8

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Health       Health        High        High          High        Income &
                                       Sciences     Sciences      Income       Yield        Yield         Value
                                       Series I     Series II   Series II    Series I     Series II      Series I
                                      ----------   ----------   ---------   ----------   -----------   -----------
TOTAL ASSETS
Investments at fair value             $3,800,485   $8,948,552    $230,796   $7,493,609   $10,621,104   $17,735,737
                                      ==========   ==========    ========   ==========   ===========   ===========
NET ASSETS
Contracts in accumulation             $3,800,485   $8,948,552    $230,796   $7,484,524   $10,616,930   $17,719,240
Contracts in payout (annuitization)           --           --          --        9,085         4,174        16,497
                                      ----------   ----------    --------   ----------   -----------   -----------
Total net assets                      $3,800,485   $8,948,552    $230,796   $7,493,609   $10,621,104   $17,735,737
                                      ==========   ==========    ========   ==========   ===========   ===========
Shares                                   235,324      561,038      16,616      731,084     1,032,177     1,395,416
Cost                                  $3,414,424   $8,202,269    $228,372   $7,376,500   $10,608,768   $14,215,653


See accompanying notes.                                                        9

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                     Independence
                                        Income &      Investment       Index      International   International   International
                                         Value      LLC Small Cap    Allocation        Core            Core        Equity Index
                                       Series II      Series II      Series II       Series I       Series II      B Series NAV
                                      -----------   -------------   -----------   -------------   -------------   -------------
TOTAL ASSETS
Investments at fair value             $10,231,524      $71,600      $36,520,581     $5,162,999      $3,354,565      $5,273,775
                                      ===========      =======      ===========     ==========      ==========      ==========
NET ASSETS
Contracts in accumulation             $10,231,524      $71,600      $36,520,581     $5,152,053      $3,354,565      $5,273,775
Contracts in payout (annuitization)            --           --               --         10,946              --              --
                                      -----------      -------      -----------     ----------      ----------      ----------
Total net assets                      $10,231,524      $71,600      $36,520,581     $5,162,999      $3,354,565      $5,273,775
                                      ===========      =======      ===========     ==========      ==========      ==========
Shares                                    810,097        4,789        2,580,960        315,973         204,547         237,237
Cost                                  $ 8,555,481      $68,407      $34,812,215     $3,714,542      $2,917,238      $4,898,102


See accompanying notes.                                                       10

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      International   International   International   International    Investment     Investment
                                        Small Cap       Small Cap         Value           Value       Quality Bond   Quality Bond
                                         Series I       Series II        Series I       Series II       Series I       Series II
                                      -------------   -------------   -------------   -------------   ------------   ------------
TOTAL ASSETS
Investments at fair value               $8,773,754      $9,123,879     $18,708,103     $29,285,895     $10,234,980    $30,785,320
                                        ==========      ==========     ===========     ===========     ===========    ===========
NET ASSETS
Contracts in accumulation               $8,772,430      $9,123,879     $18,704,232     $29,285,895     $10,216,880    $30,785,320
Contracts in payout (annuitization)          1,324              --           3,871              --          18,100             --
                                        ----------      ----------     -----------     -----------     -----------    -----------
Total net assets                        $8,773,754      $9,123,879     $18,708,103     $29,285,895     $10,234,980    $30,785,320
                                        ==========      ==========     ===========     ===========     ===========    ===========
Shares                                     360,615         374,083       1,006,895       1,582,166         890,773      2,681,648
Cost                                    $7,466,815      $8,117,542     $15,433,437     $25,801,785     $10,764,492    $31,247,357


See accompanying notes.                                                       11

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       John Hancock    John Hancock   John Hancock
                                      International   International    Strategic      Large Cap    Large Cap     Lifestyle
                                       Equity Index    Equity Index      Income         Value        Value      Aggressive
                                         Series I       Series II       Series II     Series I     Series II     Series I
                                      -------------   -------------   ------------   ----------   -----------   ----------
TOTAL ASSETS
Investments at fair value               $2,136,272      $4,626,631     $2,046,072    $2,770,162    $8,344,440   $5,485,791
                                        ==========      ==========     ==========    ==========    ==========   ==========
NET ASSETS
Contracts in accumulation               $2,136,272      $4,626,631     $2,046,072    $2,770,162    $8,344,440   $5,485,791
Contracts in payout (annuitization)             --              --             --            --            --           --
                                        ----------      ----------     ----------    ----------    ----------   ----------
Total net assets                        $2,136,272      $4,626,631     $2,046,072    $2,770,162    $8,344,440   $5,485,791
                                        ==========      ==========     ==========    ==========    ==========   ==========
Shares                                      89,346         193,907        146,988       115,231       348,848      479,108
Cost                                    $1,664,272      $3,401,383     $1,964,436    $2,657,901    $7,755,918   $5,140,319


See accompanying notes.                                                       12

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Lifestyle     Lifestyle      Lifestyle      Lifestyle      Lifestyle     Lifestyle
                                       Aggressive     Balanced      Balanced     Conservative   Conservative      Growth
                                       Series II      Series I      Series II      Series I       Series II      Series I
                                      -----------   -----------   ------------   ------------   ------------   -----------
TOTAL ASSETS
Investments at fair value             $49,620,656   $53,084,323   $784,980,314    $14,676,780    $76,713,220   $34,160,968
                                      ===========   ===========   ============    ===========    ===========   ===========
NET ASSETS
Contracts in accumulation             $49,620,656   $53,041,648   $784,585,305    $14,676,780    $76,713,220   $34,160,968
Contracts in payout (annuitization)            --        42,675        395,009             --             --            --
                                      -----------   -----------   ------------    -----------    -----------   -----------
Total net assets                      $49,620,656   $53,084,323   $784,980,314    $14,676,780    $76,713,220   $34,160,968
                                      ===========   ===========   ============    ===========    ===========   ===========
Shares                                  4,348,874     3,727,832     55,436,463      1,092,022      5,742,007     2,365,718
Cost                                  $48,133,974   $47,306,259   $738,965,327    $14,357,480    $75,707,751   $29,846,898


See accompanying notes.                                                       13

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                     Marisco
                                        Lifestyle     Lifestyle      Lifestyle    International     Mid Cap      Mid Cap
                                         Growth        Moderate      Moderate     Opportunities      Index        Index
                                        Series II      Series I      Series II      Series II      Series I     Series II
                                      ------------   -----------   ------------   -------------   ----------   -----------
TOTAL ASSETS
Investments at fair value             $941,325,526   $26,349,073   $210,820,192     $4,616,927    $2,788,629   $13,879,966
                                      ============   ===========   ============     ==========    ==========   ===========
NET ASSETS
Contracts in accumulation             $941,156,234   $26,349,073   $210,820,192     $4,616,927    $2,788,629   $13,879,966
Contracts in payout (annuitization)        169,292            --             --             --            --            --
                                      ------------   -----------   ------------     ----------    ----------   -----------
Total net assets                      $941,325,526   $26,349,073   $210,820,192     $4,616,927    $2,788,629   $13,879,966
                                      ============   ===========   ============     ==========    ==========   ===========
Shares                                  65,415,255     1,948,896     15,674,364        232,708       137,033       684,754
Cost                                  $877,812,879   $24,594,391   $203,619,442     $4,120,243    $2,356,986   $12,726,546


See accompanying notes.                                                       14

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Mid Cap       Mid Cap        Mid Cap      Mid Cap      Mid Cap        Money
                                      Intersection      Stock         Stock         Value        Value       Market B
                                        Series II      Series I     Series II     Series I     Series II    Series NAV
                                      ------------   -----------   -----------   ----------   -----------   ----------
TOTAL ASSETS
Investments at fair value                $31,322     $20,960,431   $24,049,041   $9,121,765   $22,094,173   $5,290,379
                                         =======     ===========   ===========   ==========   ===========   ==========
NET ASSETS
Contracts in accumulation                $31,322     $20,960,431   $24,049,041   $9,103,088   $22,094,173   $5,290,379
Contracts in payout (annuitization)           --              --            --       18,677            --           --
                                         -------     -----------   -----------   ----------   -----------   ----------
Total net assets                         $31,322     $20,960,431   $24,049,041   $9,121,765   $22,094,173   $5,290,379
                                         =======     ===========   ===========   ==========   ===========   ==========
Shares                                     2,551       1,152,939     1,338,288      572,615     1,393,075    5,290,379
Cost                                     $32,369     $15,960,447   $18,798,228   $9,285,484   $22,423,480   $5,290,379


See accompanying notes.                                                       15

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Money         Money        Natural      Pacific      Pacific      PIMCO VIT
                                         Market        Market      Resources        Rim         Rim        All Asset
                                        Series I     Series II     Series II     Series I     Series II    Series II
                                      -----------   -----------   -----------   ----------   ----------   ----------
TOTAL ASSETS
Investments at fair value             $24,940,537   $54,109,026   $20,946,330   $2,576,101   $4,548,234   $3,926,270
                                      ===========   ===========   ===========   ==========   ==========   ==========
NET ASSETS
Contracts in accumulation             $24,929,212   $54,109,026   $20,946,330   $2,575,039   $4,548,234   $3,926,270
Contracts in payout (annuitization)        11,325            --            --        1,062           --           --
                                      -----------   -----------   -----------   ----------   ----------   ----------
Total net assets                      $24,940,537   $54,109,026   $20,946,330   $2,576,101   $4,548,234   $3,926,270
                                      ===========   ===========   ===========   ==========   ==========   ==========
Shares                                  2,494,054     5,410,903       544,202      186,809      331,021      326,373
Cost                                  $24,940,537   $54,109,026   $17,646,653   $2,127,042   $4,042,743   $3,846,142


See accompanying notes.                                                       16

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      Quantitative   Quantitative   Quantitative   Quantitative   Real Estate   Real Estate
                                         All Cap        Mid Cap        Mid Cap        Value        Securities    Securities
                                        Series II       Series I      Series II      Series II      Series I     Series II
                                      ------------   ------------   ------------   ------------   -----------   -----------
TOTAL ASSETS
Investments at fair value              $14,817,576     $364,843      $4,227,281     $4,563,699     $7,779,303   $18,492,610
                                       ===========     ========      ==========     ==========     ==========   ===========
NET ASSETS
Contracts in accumulation              $14,817,576     $364,843      $4,227,281     $4,563,699     $7,773,548   $18,492,610
Contracts in payout (annuitization)             --           --              --             --          5,755            --
                                       -----------     --------      ----------     ----------     ----------   -----------
Total net assets                       $14,817,576     $364,843      $4,227,281     $4,563,699     $7,779,303   $18,492,610
                                       ===========     ========      ==========     ==========     ==========   ===========
Shares                                     796,644       33,751         396,928        306,700        414,454       986,799
Cost                                   $14,169,756     $401,591      $4,216,359     $4,579,712     $9,094,532   $21,461,929


See accompanying notes.                                                       17

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      Real Return    Science &    Science &        Scudder          Scudder         Scudder
                                          Bond       Technology   Technology     Conservative    Equity Index   Fixed Income --
                                       Series II      Series I     Series II   Allocation -- B     500 -- B            B
                                      ------------  -----------   ----------   ---------------   ------------   ---------------
TOTAL ASSETS
Investments at fair value             $10,281,552   $14,804,257   $6,405,749      $8,229,810      $7,240,264       $6,127,320
                                      ===========   ===========   ==========      ==========      ==========       ==========
NET ASSETS
Contracts in accumulation             $10,281,552   $14,756,701   $6,405,749      $8,229,810      $7,240,264       $6,127,320
Contracts in payout (annuitization)            --        47,556           --              --              --               --
                                      -----------   -----------   ----------      ----------      ----------       ----------
Total net assets                      $10,281,552   $14,804,257   $6,405,749      $8,229,810      $7,240,264       $6,127,320
                                      ===========   ===========   ==========      ==========      ==========       ==========
Shares                                    778,905       983,018      428,478         693,329         450,545          525,049
Cost                                  $10,393,658   $10,805,960   $4,943,800      $7,655,328      $5,890,472       $6,112,995


See accompanying notes.                                                       18

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Scudder       Scudder
                                         Growth       Moderate     Small Cap    Small Cap      Small Cap       Small Cap
                                       Allocation    Allocation      Index        Index      Opportunities   Opportunities
                                          -- B          -- B       Series I     Series II       Series I       Series II
                                      -----------   -----------   ----------   -----------   -------------   -------------
TOTAL ASSETS
Investments at fair value             $34,072,899   $25,751,357   $1,454,661   $12,807,054     $3,303,286      $7,953,442
                                      ===========   ===========   ==========   ===========     ==========      ==========
NET ASSETS
Contracts in accumulation             $34,072,899   $25,751,357   $1,454,661   $12,807,054     $3,303,286      $7,953,442
Contracts in payout (annuitization)            --            --           --            --             --              --
                                      -----------   -----------   ----------   -----------     ----------      ----------
Total net assets                      $34,072,899   $25,751,357   $1,454,661   $12,807,054     $3,303,286      $7,953,442
                                      ===========   ===========   ==========   ===========     ==========      ==========
Shares                                  2,643,359     2,076,722       89,849       794,975        138,503         335,305
Cost                                  $30,337,038   $23,094,961   $1,338,974   $12,546,854     $2,892,547      $7,022,086


See accompanying notes.                                                       19

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Small        Small                                                T Rowe
                                        Company      Company      Special     Strategic     Strategic       Price
                                         Value        Value        Value         Bond          Bond       Mid Value
                                       Series I     Series II    Series II     Series I     Series II     Series II
                                      ----------   -----------   ---------   -----------   -----------   ----------
TOTAL ASSETS
Investments at fair value             $9,835,896   $20,594,638    $527,902   $13,322,026   $14,159,209   $1,251,519
                                      ==========   ===========    ========   ===========   ===========   ==========
NET ASSETS
Contracts in accumulation             $9,835,896   $20,594,638    $527,902   $13,308,035   $14,159,209   $1,251,519
Contracts in payout (annuitization)           --            --          --        13,991            --           --
                                      ----------   -----------    --------   -----------   -----------   ----------
Total net assets                      $9,835,896   $20,594,638    $527,902   $13,322,026   $14,159,209   $1,251,519
                                      ==========   ===========    ========   ===========   ===========   ==========
Shares                                   469,943       990,127      35,335     1,156,426     1,230,166       98,700
Cost                                  $9,002,749   $19,646,262    $605,715   $13,178,048   $14,492,233   $1,262,915


See accompanying notes.                                                       20

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Total         Total       Total Stock    Total Stock
                                         Return        Return     Market Index   Market Index    U.S. Core     U.S. Core
                                        Series I     Series II      Series I       Series II      Series I     Series II
                                      -----------   -----------   ------------   ------------   -----------   -----------
TOTAL ASSETS
Investments at fair value             $25,218,971   $30,020,573    $1,700,325     $15,336,644   $58,062,556   $10,723,494
                                      ===========   ===========    ==========     ===========   ===========   ===========
NET ASSETS
Contracts in accumulation             $25,186,745   $30,020,573    $1,700,325     $15,336,644   $58,053,527   $10,723,494
Contracts in payout (annuitization)        32,226            --            --              --         9,029            --
                                      -----------   -----------    ----------     -----------   -----------   -----------
Total net assets                      $25,218,971   $30,020,573    $1,700,325     $15,336,644   $58,062,556   $10,723,494
                                      ===========   ===========    ==========     ===========   ===========   ===========
Shares                                  1,813,010     2,162,865       121,800       1,103,356     2,664,642       494,854
Cost                                  $25,114,101   $29,733,573    $1,229,219     $13,803,124   $61,427,397   $10,538,845


See accompanying notes.                                                       21

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      U.S. Global   U.S. Global       U.S.          U.S.
                                        Leaders       Leaders      Government    Government   U.S. High    U.S. Large
                                         Growth        Growth      Securities    Securities     Yield      Cap Value
                                        Series I     Series II      Series I     Series II    Series II     Series I
                                      -----------   -----------   -----------   -----------   ---------   -----------
TOTAL ASSETS
Investments at fair value              $1,341,037    $3,536,450   $19,144,031   $10,613,626    $251,287   $13,668,079
                                       ==========    ==========   ===========   ===========    ========   ===========
NET ASSETS
Contracts in accumulation              $1,341,037    $3,536,450   $19,144,031   $10,613,626    $251,287   $13,668,079
Contracts in payout (annuitization)            --            --            --            --          --            --
                                       ----------    ----------   -----------   -----------    --------   -----------
Total net assets                       $1,341,037    $3,536,450   $19,144,031   $10,613,626    $251,287   $13,668,079
                                       ==========    ==========   ===========   ===========    ========   ===========
Shares                                     97,318       257,010     1,448,111       802,846      18,965       774,395
Cost                                   $1,194,904    $3,167,556   $19,546,412   $10,654,193    $252,545   $ 9,579,207


See accompanying notes.                                                       22

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       U.S. Large    UBS Large     UBS Large
                                       Cap Value        Cap           Cap       Utilities    Utilities      Value
                                       Series II      Series I     Series II    Series I     Series II     Series I
                                      -----------   -----------   ----------   ----------   ----------   -----------
TOTAL ASSETS
Investments at fair value             $12,013,152   $23,758,781   $1,688,573   $5,036,526   $8,626,185   $11,732,966
                                      ===========   ===========   ==========   ==========   ==========   ===========
NET ASSETS
Contracts in accumulation             $12,013,152   $23,758,781   $1,688,573   $5,036,526   $8,626,185   $11,728,284
Contracts in payout (annuitization)            --            --           --           --           --         4,682
                                      -----------   -----------   ----------   ----------   ----------   -----------
Total net assets                      $12,013,152   $23,758,781   $1,688,573   $5,036,526   $8,626,185   $11,732,966
                                      ===========   ===========   ==========   ==========   ==========   ===========
Shares                                    682,953     1,490,513      106,400      312,634      539,474       520,540
Cost                                  $ 9,012,748   $23,897,139   $1,699,683   $4,013,908   $7,098,958   $ 9,303,400


See accompanying notes.                                                       23

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                   Wellington   Wellington     Wells
                                                    Small Cap    Small Cap    Capital
                                         Value       Growth        Value     Core Bond
                                       Series II    Series II    Series II   Series II
                                      ----------   ----------   ----------   ---------
TOTAL ASSETS
Investments at fair value             $5,764,851   $1,876,774   $2,977,879    $229,536
                                      ==========   ==========   ==========    ========
NET ASSETS
Contracts in accumulation             $5,764,851   $1,876,774   $2,977,879    $229,536
Contracts in payout (annuitization)           --           --           --          --
                                      ----------   ----------   ----------    --------
Total net assets                      $5,764,851   $1,876,774   $2,977,879    $229,536
                                      ==========   ==========   ==========    ========
Shares                                   256,901      169,231      156,401      18,160
Cost                                  $5,281,419   $1,831,099   $3,125,986    $224,880


See accompanying notes.                                                       24

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       500 Index                                                               Alger
                                         Fund B      500 Index     500 Index    Active Bond   Active Bond     American
                                       Series NAV     Series I     Series II     Series I      Series II      Balanced
                                      -----------   -----------   -----------   -----------   -----------   -----------
Income:
   Dividend distributions             $        --   $   112,876   $   209,409   $   354,094   $ 2,585,809   $        --
Expenses:
   Mortality and expense risk and
      administrative charges               70,939        94,027       221,352        96,533       810,395        19,846
                                      -----------   -----------   -----------   -----------   -----------   -----------
Net investment income (loss)              (70,939)       18,849       (11,943)      257,561     1,775,414       (19,846)
                                      -----------   -----------   -----------   -----------   -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --            --            --            --            --            --
   Net realized gain (loss)                (1,597)      545,371       954,771        19,203        53,905       448,004
                                      -----------   -----------   -----------   -----------   -----------   -----------
Realized gains (losses)                    (1,597)      545,371       954,771        19,203        53,905       448,004
                                      -----------   -----------   -----------   -----------   -----------   -----------
Unrealized appreciation
   (depreciation) during the period       242,710       (22,043)      310,822      (152,073)     (957,487)     (240,115)
                                      -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in contract
   owners' equity from operations         170,174       542,177     1,253,650       124,691       871,832       188,043
                                      -----------   -----------   -----------   -----------   -----------   -----------
Changes from principal transactions:
   Purchase payments                       36,877        37,848       233,274        49,592     1,030,962        13,878
   Transfers between sub-accounts
      and the company                  11,534,910      (807,628)     (244,901)      (49,582)    8,342,213    (3,746,399)
   Withdrawals                         (1,213,483)     (484,604)   (1,063,399)   (1,082,969)   (3,258,394)     (140,913)
   Annual contract fee                    (25,552)       (2,911)      (35,488)       (3,077)     (146,164)       (4,346)
                                      -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        10,332,752    (1,257,295)   (1,110,514)   (1,086,036)    5,968,617    (3,877,780)
                                      -----------   -----------   -----------   -----------   -----------   -----------
Total increase (decrease) in
   contract owners' equity             10,502,926      (715,118)      143,136      (961,345)    6,840,449    (3,689,737)
Contract owners' equity at beginning
   of period                                   --     8,946,418    18,635,642     8,599,561    63,915,334     3,689,737
                                      -----------   -----------   -----------   -----------   -----------   -----------
Contract owners' equity at end of
   period                             $10,502,926   $ 8,231,300   $18,778,778   $ 7,638,216   $70,755,783   $        --
                                      ===========   ===========   ===========   ===========   ===========   ===========


See accompanying notes.                                                       25

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Alger
                                        American      All Cap       All Cap      All Cap       All Cap      All Cap
                                       Leveraged       Core          Core         Growth       Growth        Value
                                        All Cap       Series I     Series II     Series I     Series II    Series I
                                      -----------   -----------   ----------   -----------   ----------   ----------
Income:
   Dividend distributions             $        --   $    73,395   $    7,501   $       898   $       --   $   25,588
Expenses:
   Mortality and expense risk and
      administrative charges                9,198        99,908       23,579       177,664       47,508       45,710
                                      -----------   -----------   ----------   -----------   ----------   ----------
Net investment income (loss)               (9,198)      (26,513)     (16,078)     (176,766)     (47,508)     (20,122)
                                      -----------   -----------   ----------   -----------   ----------   ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --            --           --            --           --      173,968
   Net realized gain (loss)               590,008        20,313       94,901       385,223      278,186      103,009
                                      -----------   -----------   ----------   -----------   ----------   ----------
Realized gains (losses)                   590,008        20,313       94,901       385,223      278,186      276,977
                                      -----------   -----------   ----------   -----------   ----------   ----------
Unrealized appreciation
   (depreciation) during the period      (392,077)      548,562      (19,033)    1,767,014      245,634      115,929
                                      -----------   -----------   ----------   -----------   ----------   ----------
Net increase (decrease) in contract
   owners' equity from operations         188,733       542,362       59,790     1,975,471      476,312      372,784
                                      -----------   -----------   ----------   -----------   ----------   ----------
Changes from principal transactions:
   Purchase payments                        4,280        39,266       13,449        95,953       75,799        2,859
   Transfers between sub-accounts
   and the company                     (1,729,301)     (352,849)   1,264,331      (646,121)     (79,458)      18,856
   Withdrawals                           (159,461)   (1,389,878)    (275,406)   (2,590,822)    (753,876)    (477,039)
   Annual contract fee                     (1,916)       (3,689)      (5,934)       (7,723)      (8,664)      (1,521)
                                      -----------   -----------   ----------   -----------   ----------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,886,398)   (1,707,150)     996,440    (3,148,713)    (766,199)    (456,845)
                                      -----------   -----------   ----------   -----------   ----------   ----------
Total increase (decrease) in
   contract owners' equity             (1,697,665)   (1,164,788)   1,056,230    (1,173,242)    (289,887)     (84,061)
Contract owners' equity at beginning
   of period                            1,697,665     9,534,890    1,341,296    16,657,204    4,253,303    3,882,934
                                      -----------   -----------   ----------   -----------   ----------   ----------
Contract owners' equity at end of
   period                             $        --   $ 8,370,102   $2,397,526   $15,483,962   $3,963,416   $3,798,873
                                      ===========   ===========   ==========   ===========   ==========   ==========


See accompanying notes.                                                       26

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                      American      American    American Blue                      American
                                        All Cap         Asset     Asset High-    -Chip Income                      Century -
                                         Value       Allocation   Income Bond      & Growth     American Bond   Small Company
                                       Series II     Series II     Series II      Series II       Series II       Series II
                                      -----------   -----------   -----------   -------------   -------------   -------------
Income:
   Dividend distributions                  43,585   $        --    $       --    $   124,920    $  1,485,089      $     --
Expenses:
   Mortality and expense risk and
      administrative charges              104,632        61,861         3,417        245,363       1,114,889         2,863
                                      -----------   -----------    ----------    -----------    ------------      --------
Net investment income (loss)              (61,047)      (61,861)       (3,417)      (120,443)        370,200        (2,863)
                                      -----------   -----------    ----------    -----------    ------------      --------
Realized gains (losses) on
   investments:
   Capital gain distributions             410,822            --            --      1,734,090           5,168         8,097
   Net realized gain (loss)                84,514        14,792        (1,208)       558,856         117,866          (489)
                                      -----------   -----------    ----------    -----------    ------------      --------
Realized gains (losses)                   495,336        14,792        (1,208)     2,292,946         123,034         7,608
                                      -----------   -----------    ----------    -----------    ------------      --------
Unrealized appreciation
   (depreciation) during the period       407,108       424,347         6,935       (677,472)        576,367        (4,936)
                                      -----------   -----------    ----------    -----------    ------------      --------
Net increase (decrease) in contract
   owners' equity from operations         841,397       377,278         2,310      1,495,031       1,069,601          (191)
                                      -----------   -----------    ----------    -----------    ------------      --------
Changes from principal transactions:
   Purchase payments                      171,697    15,204,746       959,628        243,883      24,013,915            20
   Transfers between sub-accounts
      and the company                    (430,494)    6,142,499       429,919       (570,405)     14,852,125       (31,833)
   Withdrawals                           (747,735)      (25,883)       (1,940)    (2,301,420)     (1,688,551)      (17,079)
   Annual contract fee                    (19,845)       (3,505)          (67)       (37,902)       (179,966)         (370)
                                      -----------   -----------    ----------    -----------    ------------      --------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,026,377)   21,317,857     1,387,540     (2,665,844)     36,997,523       (49,262)
                                      -----------   -----------    ----------    -----------    ------------      --------
Total increase (decrease) in
   contract owners' equity               (184,980)   21,695,135     1,389,850     (1,170,813)     38,067,124       (49,453)
Contract owners' equity at beginning
   of period                            8,774,689            --            --     20,894,226      74,051,885       279,833
                                      -----------   -----------    ----------    -----------    ------------      --------
Contract owners' equity at end of
   period                             $ 8,589,709   $21,695,135    $1,389,850    $19,723,413    $112,119,009      $230,380
                                      ===========   ===========    ==========    ===========    ============      ========


See accompanying notes.                                                       27

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        American       American                       American
                                        Global       Global Small      American        Growth-        American      American
                                        Growth      Capitalization      Growth         Income      International    New World
                                       Series II       Series II       Series II      Series II       Series II     Series II
                                      -----------   --------------   ------------   ------------   -------------   ----------
Income:
   Dividend distributions             $        --     $       --     $  1,365,715   $  4,287,930    $  1,715,430   $       --
Expenses:
   Mortality and expense risk and
      administrative charges               16,247          6,372        2,142,525      1,904,755       1,296,433        3,641
                                      -----------     ----------     ------------   ------------    ------------   ----------
Net investment income (loss)              (16,247)        (6,372)        (776,810)     2,383,175         418,997       (3,641)
                                      -----------     ----------     ------------   ------------    ------------   ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --             --        1,657,682        783,912       1,714,229           --
   Net realized gain (loss)                (3,335)       (36,187)       5,279,762      2,386,368       3,873,207       (2,586)
                                      -----------     ----------     ------------   ------------    ------------   ----------
Realized gains (losses)                    (3,335)       (36,187)       6,937,444      3,170,280       5,587,436       (2,586)
                                      -----------     ----------     ------------   ------------    ------------   ----------
Unrealized appreciation
   (depreciation) during the period       255,519        117,123       17,866,851      8,327,498      10,344,771      101,367
                                      -----------     ----------     ------------   ------------    ------------   ----------
Net increase (decrease) in contract
   owners' equity from operations         235,937         74,564       24,027,485     13,880,953      16,351,204       95,140
                                      -----------     ----------     ------------   ------------    ------------   ----------
Changes from principal transactions:
   Purchase payments                    4,496,544      1,369,791       19,899,814     18,994,591      14,636,849      561,622
   Transfers between sub-accounts
      and the company                   1,775,288      1,004,910         (755,762)     4,886,745      (2,923,591)     945,310
   Withdrawals                             (2,996)          (919)      (7,884,953)    (7,153,589)     (4,885,719)        (470)
   Annual contract fee                       (467)          (198)        (365,666)      (317,757)       (205,667)        (174)
                                      -----------     ----------     ------------   ------------    ------------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         6,268,369      2,373,584       10,893,433     16,409,990       6,621,872    1,506,288
                                      -----------     ----------     ------------   ------------    ------------   ----------
Total increase (decrease) in
   contract owners' equity              6,504,306      2,448,148       34,920,918     30,290,943      22,973,076    1,601,428
Contract owners' equity at beginning
   of period                                   --             --      160,868,508    142,470,164      94,938,637           --
                                      -----------     ----------     ------------   ------------    ------------   ----------
Contract owners' equity at end of
   period                             $ 6,504,306     $2,448,148     $195,789,426   $172,761,107    $117,911,713   $1,601,428
                                      ===========     ==========     ============   ============    ============   ==========


See accompanying notes.                                                       28

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Blue Chip      Blue Chip    Bond Index     Capital         Capital      CGTC Overseas
                                         Growth        Growth       Trust A     Appreciation   Appreciation        Equity
                                        Series I      Series II    Series II       Series I      Series II       Series II
                                      -----------   ------------   ----------   ------------   ------------   ---------------
Income:
   Dividend distributions             $   218,115   $    62,522     $     --     $     7,304    $        --      $   8,223
Expenses:
   Mortality and expense risk and
      administrative charges              503,777       250,792        2,642         156,113        146,052          9,403
                                      -----------   -----------     --------     -----------    -----------      ---------
Net investment income (loss)             (285,662)     (188,270)      (2,642)       (148,809)      (146,052)        (1,180)
                                      -----------   -----------     --------     -----------    -----------      ---------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --            --           --          58,504         52,828         27,766
   Net realized gain (loss)               571,365       964,613           21         109,067        115,901         34,285
                                      -----------   -----------     --------     -----------    -----------      ---------
Realized gains (losses)                   571,365       964,613           21         167,571        168,729         62,051
                                      -----------   -----------     --------     -----------    -----------      ---------
Unrealized appreciation
   (depreciation) during the period     5,449,894     1,829,929        6,510       1,277,233      1,130,922         23,237
                                      -----------   -----------     --------     -----------    -----------      ---------
Net increase (decrease) in contract
   owners' equity from operations       5,735,597     2,606,272        3,889       1,295,995      1,153,599         84,108
                                      -----------   -----------     --------     -----------    -----------      ---------
Changes from principal transactions:
   Purchase payments                      149,359       499,048           --          51,537        340,206         13,203
   Transfers between sub-accounts
      and the company                    (489,634)     (586,907)     405,494        (351,305)      (537,639)       (37,914)
   Withdrawals                         (5,015,851)   (1,467,568)     (20,772)     (1,566,531)    (1,201,333)      (142,332)
   Annual contract fee                    (19,157)      (44,137)        (805)         (6,829)       (28,784)        (2,187)
                                      -----------   -----------     --------     -----------    -----------      ---------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (5,375,283)   (1,599,564)     383,917      (1,873,128)    (1,427,550)      (169,230)
                                      -----------   -----------     --------     -----------    -----------      ---------
Total increase (decrease) in
   contract owners' equity                360,314     1,006,708      387,806        (577,133)      (273,951)       (85,122)
Contract owners' equity at beginning
   of period                           45,398,866    21,092,687           --      13,948,542     12,653,702        820,248
                                      -----------   -----------     --------     -----------    -----------      ---------
Contract owners' equity at end of
   period                             $45,759,180   $22,099,395     $387,806     $13,371,409    $12,379,751      $ 735,126
                                      ===========   ===========     ========     ===========    ===========      =========


See accompanying notes.                                                       29

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                      Credit     Credit Suisse                   Dreyfus
                                        Classic                       Suisse      Global Post      Dreyfus       Socially
                                         Value       Core Equity     Emerging       Venture       IP Midcap    Responsible
                                       Series II      Series II      Markets        Capital         Stock         Growth
                                      -----------   ------------   -----------   -------------   -----------   -----------
Income:
   Dividend distributions             $       --     $       --    $        --     $      --     $    14,720    $     832
Expenses:
   Mortality and expense risk and
      administrative charges              26,753         76,005         10,203         2,151          27,522        1,688
                                      ----------     ----------    -----------     ---------     -----------    ---------
Net investment income (loss)             (26,753)       (76,005)       (10,203)       (2,151)        (12,802)        (856)
                                      ----------     ----------    -----------     ---------     -----------    ---------
Realized gains (losses) on
   investments:
   Capital gain distributions             52,159        277,459             --            --         575,431           --
   Net realized gain (loss)              129,035         94,688        820,371       137,118         148,309       63,281
                                      ----------     ----------    -----------     ---------     -----------    ---------
Realized gains (losses)                  181,194        372,147        820,371       137,118         723,740       63,281
                                      ----------     ----------    -----------     ---------     -----------    ---------
Unrealized appreciation
   (depreciation) during the period     (188,140)      (163,038)      (723,768)     (107,473)       (274,303)     (45,299)
                                      ----------     ----------    -----------     ---------     -----------    ---------
Net increase (decrease) in contract
   owners' equity from operations        (33,699)       133,104         86,400        27,494         436,635       17,126
                                      ----------     ----------    -----------     ---------     -----------    ---------
Changes from principal transactions:
   Purchase payments                     224,734        110,037          3,451         1,704          40,620           --
   Transfers between sub-accounts
      and the company                   (377,035)      (247,747)    (1,852,190)     (396,619)     (5,144,676)    (318,020)
   Withdrawals                          (205,612)      (277,867)      (251,968)      (99,501)       (462,003)      (1,486)
   Annual contract fee                    (2,467)       (13,231)        (2,408)         (277)         (5,257)        (243)
                                      ----------     ----------    -----------     ---------     -----------    ---------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (360,380)      (428,808)    (2,103,115)     (494,693)     (5,571,316)    (319,749)
                                      ----------     ----------    -----------     ---------     -----------    ---------
Total increase (decrease) in
   contract owners' equity              (394,079)      (295,704)    (2,016,715)     (467,199)     (5,134,681)    (302,623)
Contract owners' equity at beginning
   of period                           2,389,001      6,529,884      2,016,715       467,199       5,134,681      302,623
                                      ----------     ----------    -----------     ---------     -----------    ---------
Contract owners' equity at end of
   period                             $1,994,922     $6,234,180    $        --     $      --     $        --    $      --
                                      ==========     ==========    ===========     =========     ===========    =========


See accompanying notes.                                                       30

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Dynamic       Dynamic      Emerging     Emerging Small   Emerging Small
                                         Growth        Growth       Growth         Company           Company      Equity-Income
                                        Series I     Series II     Series II       Series I         Series II        Series I
                                      -----------   -----------   ----------   ---------------   --------------   -------------
Income:
   Dividend distributions             $       --    $       --    $       --     $        --       $       --     $    962,673
Expenses:
   Mortality and expense risk and
      administrative charges              52,794        35,551        13,926          60,700           57,788          715,111
                                      ----------    ----------    ----------     -----------       ----------     ------------
Net investment income (loss)             (52,794)      (35,551)      (13,926)        (60,700)         (57,788)         247,562
                                      ----------    ----------    ----------     -----------       ----------     ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                 --            --       235,238       1,066,447          956,593        3,363,649
   Net realized gain (loss)              184,036       141,464      (245,116)        118,257           78,187        1,776,529
                                      ----------    ----------    ----------     -----------       ----------     ------------
Realized gains (losses)                  184,036       141,464        (9,878)      1,184,704        1,034,780        5,140,178
                                      ----------    ----------    ----------     -----------       ----------     ------------
Unrealized appreciation
   (depreciation) during the period      312,660       188,987       134,181        (361,697)        (280,124)      (1,855,248)
                                      ----------    ----------    ----------     -----------       ----------     ------------
Net increase (decrease) in contract
   owners' equity from operations        443,902       294,900       110,377         762,307          696,868        3,532,492
                                      ----------    ----------    ----------     -----------       ----------     ------------
Changes from principal transactions:
   Purchase payments                      28,538        16,175        14,900          16,489           58,364          161,095
   Transfers between sub-accounts
      and the company                    123,039       120,838      (221,683)       (558,546)        (142,554)         140,599
   Withdrawals                          (280,171)     (140,208)     (375,828)       (787,326)        (499,638)      (7,037,689)
   Annual contract fee                    (2,631)       (5,811)       (2,012)         (2,669)         (12,827)         (25,689)
                                      ----------    ----------    ----------     -----------       ----------     ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (131,225)       (9,006)     (584,623)     (1,332,052)        (596,655)      (6,761,684)
                                      ----------    ----------    ----------     -----------       ----------     ------------
Total increase (decrease) in
   contract owners' equity               312,677       285,894      (474,246)       (569,745)         100,213       (3,229,192)
Contract owners' equity at beginning
   of period                           4,168,025     2,795,510     1,425,855       5,866,398        4,966,937       65,058,317
                                      ----------    ----------    ----------     -----------       ----------     ------------
Contract owners' equity at end of
   period                             $4,480,702    $3,081,404    $  951,609     $ 5,296,653       $5,067,150     $ 61,829,125
                                      ==========    ==========    ==========     ===========       ==========     ============


See accompanying notes.                                                       31

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                       Financial     Financial     Founding    Fundamental   Fundamental
                                      Equity-Income     Services     Services     Allocation       Value        Value
                                        Series II       Series I     Series II    Series II      Series I     Series II
                                      -------------   -----------   ----------   -----------   -----------   -----------
Income:
   Dividend distributions              $   495,234    $    14,511   $   19,617   $        --   $    62,436   $   208,047
Expenses:
   Mortality and expense risk and
      administrative charges               455,257         33,179       68,353       128,349       110,683       537,210
                                       -----------    -----------   ----------   -----------   -----------   -----------
Net investment income (loss)                39,977        (18,668)     (48,736)     (128,349)      (48,247)     (329,163)
                                       -----------    -----------   ----------   -----------   -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions            1,968,152         16,514       33,736            --       252,248     1,135,879
   Net realized gain (loss)              1,263,729        520,459      466,251        (3,281)      411,506     1,774,671
                                       -----------    -----------   ----------   -----------   -----------   -----------
Realized gains (losses)                  3,231,881        536,973      499,987        (3,281)      663,754     2,910,550
                                       -----------    -----------   ----------   -----------   -----------   -----------
Unrealized appreciation
   (depreciation) during the period     (1,353,228)      (527,196)    (398,683)       15,179      (197,116)     (749,118)
                                       -----------    -----------   ----------   -----------   -----------   -----------
Net increase (decrease) in contract
   owners' equity from operations        1,918,630         (8,891)      52,568      (116,451)      418,391     1,832,269
                                       -----------    -----------   ----------   -----------   -----------   -----------
Changes from principal transactions:
   Purchase payments                     1,450,599          6,117      428,340    30,132,461        29,007     5,539,297
   Transfers between sub-accounts
      and the company                      (71,613)      (858,637)    (121,963)   14,098,514       279,886     7,853,557
   Withdrawals                          (2,495,548)      (402,508)    (539,009)     (180,618)   (1,044,756)   (3,351,626)
   Annual contract fee                     (73,222)        (1,280)     (11,986)       (5,300)       (4,346)      (92,900)
                                       -----------    -----------   ----------   -----------   -----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (1,189,784)    (1,256,308)    (244,618)   44,045,057      (740,209)    9,948,328
                                       -----------    -----------   ----------   -----------   -----------   -----------
Total increase (decrease) in
   contract owners' equity                 728,846     (1,265,199)    (192,050)   43,928,606      (321,818)   11,780,597
Contract owners' equity at beginning
   of period                            37,726,795      3,472,031    5,827,534            --     9,076,447    36,931,858
                                       -----------    -----------   ----------   -----------   -----------   -----------
Contract owners' equity at end of
   period                              $38,455,641    $ 2,206,832   $5,635,484   $43,928,606   $ 8,754,629   $48,712,455
                                       ===========    ===========   ==========   ===========   ===========   ===========


See accompanying notes.                                                       32

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Global       Global      Global       Global       Global      Global
                                      Allocation   Allocation     Bond         Bond        Trust        Trust
                                       Series I    Series II    Series I    Series II     Series I    Series II
                                      ----------  -----------  ----------  -----------  -----------  ----------
Income:
   Dividend distributions             $   39,139  $   278,430  $  190,524  $   630,577  $   329,692  $   64,810
Expenses:
   Mortality and expense risk and
      administrative charges              28,748      237,516      63,010      241,301      225,789      83,639
                                      ----------  -----------  ----------  -----------  -----------  ----------
Net investment income (loss)              10,391       40,914     127,514      389,276      103,903     (18,829)
                                      ----------  -----------  ----------  -----------  -----------  ----------
Realized gains (losses) on
   investments:
   Capital gain distributions             97,126      780,518          --           --           --          --
   Net realized gain (loss)              158,015      600,789      45,181      (53,449)     672,355     175,919
                                      ----------  -----------  ----------  -----------  -----------  ----------
Realized gains (losses)                  255,141    1,381,307      45,181      (53,449)     672,355     175,919
                                      ----------  -----------  ----------  -----------  -----------  ----------
Unrealized appreciation
   (depreciation) during the period     (130,134)    (384,322)     23,817      423,235       (6,094)    (48,264)
                                      ----------  -----------  ----------  -----------  -----------  ----------
Net increase (decrease) in contract
   owners' equity from operations        135,398    1,037,899     196,512      759,062      770,164     108,826
                                      ----------  -----------  ----------  -----------  -----------  ----------
Changes from principal transactions:
   Purchase payments                       4,942    3,504,229      13,896    3,330,056       66,951      28,391
   Transfers between sub-accounts
      and the company                    (10,762)    (275,453)    292,666      350,464     (617,357)  5,048,636
   Withdrawals                          (391,507)    (839,567)   (977,215)    (710,306)  (2,578,421)   (625,900)
   Annual contract fee                    (1,099)     (36,199)     (2,558)     (35,615)      (8,987)    (20,565)
                                      ----------  -----------  ----------  -----------  -----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (398,426)   2,353,010    (673,211)   2,934,599   (3,137,814)  4,430,562
                                      ----------  -----------  ----------  -----------  -----------  ----------
Total increase (decrease) in
   contract owners' equity              (263,028)   3,390,909    (476,699)   3,693,661   (2,367,650)  4,539,388
Contract owners' equity at beginning
   of period                           2,640,763   17,185,220   5,851,451   17,309,561   22,073,377   4,726,247
                                      ----------  -----------  ----------  -----------  -----------  ----------
Contract owners' equity at end of
   period                             $2,377,735  $20,576,129  $5,374,752  $21,003,222  $19,705,727  $9,265,635
                                      ==========  ===========  ==========  ===========  ===========  ==========


See accompanying notes.                                                       33

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Health      Health       High                                Income &
                                       Sciences    Sciences     Income    High Yield   High Yield     Value
                                       Series I    Series II  Series II    Series I    Series II     Series I
                                      ----------  ----------  ---------  -----------  -----------  -----------
Income:
   Dividend distributions             $       --  $       --  $     --   $   566,836  $   730,098  $   391,979
Expenses:
   Mortality and expense risk and
      administrative charges              47,190     101,502       271        99,014      133,921      207,101
                                      ----------  ----------  --------   -----------  -----------  -----------
Net investment income (loss)             (47,190)   (101,502)     (271)      467,822      596,177      184,878
                                      ----------  ----------  --------   -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions            384,485     844,448        --            --           --           --
   Net realized gain (loss)              141,503     115,307      (234)      126,140       85,849      655,993
                                      ----------  ----------  --------   -----------  -----------  -----------
Realized gains (losses)                  525,988     959,755      (234)      126,140       85,849      655,993
                                      ----------  ----------  --------   -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period      (13,912)    140,834     2,424      (453,928)    (518,576)     233,860
                                      ----------  ----------  --------   -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations        464,886     999,087     1,919       140,034      163,450    1,074,731
                                      ----------  ----------  --------   -----------  -----------  -----------
Changes from principal transactions:
   Purchase payments                       5,334     449,830     9,252        20,327      546,230       34,880
   Transfers between sub-accounts
      and the company                   (209,842)   (232,370)  219,625      (501,702)    (303,707)    (419,864)
   Withdrawals                          (480,102)   (641,588)       --    (1,135,869)  (1,665,913)  (2,336,256)
   Annual contract fee                    (2,177)    (23,010)       --        (2,955)     (11,661)      (8,074)
                                      ----------  ----------  --------   -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (686,787)   (447,138)  228,877    (1,620,199)  (1,435,051)  (2,729,314)
                                      ----------  ----------  --------   -----------  -----------  -----------
Total increase (decrease) in
   contract owners' equity              (221,901)    551,949   230,796    (1,480,165)  (1,271,601)  (1,654,583)
Contract owners' equity at beginning
   of period                           4,022,386   8,396,603        --     8,973,774   11,892,705   19,390,320
                                      ----------  ----------  --------   -----------  -----------  -----------
Contract owners' equity at end of
   period                             $3,800,485  $8,948,552  $230,796   $ 7,493,609  $10,621,104  $17,735,737
                                      ==========  ==========  ========   ===========  ===========  ===========


See accompanying notes.                                                       34

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                   Independence
                                                    Investment                                              International
                                        Income &     LLC Small      Index     International  International      Equity
                                         Value          Cap       Allocation       Core           Core         Index B
                                       Series II     Series II    Series II      Series I      Series II      Series NAV
                                      -----------  ------------  -----------  -------------  -------------  -------------
Income:
   Dividend distributions             $   203,882    $    --     $   356,357   $   57,450     $   31,674     $       --
Expenses:
   Mortality and expense risk and
      administrative charges              126,627        895         289,503       60,231         42,121         35,252
                                      -----------    -------     -----------   ----------     ----------     ----------
Net investment income (loss)               77,255       (895)         66,854       (2,781)       (10,447)       (35,252)
                                      -----------    -------     -----------   ----------     ----------     ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --        888              --      282,294        185,371             --
   Net realized gain (loss)               360,271       (843)        185,664      416,930        268,542         24,356
                                      -----------    -------     -----------   ----------     ----------     ----------
Realized gains (losses)                   360,271         45         185,664      699,224        453,913         24,356
                                      -----------    -------     -----------   ----------     ----------     ----------
Unrealized appreciation
   (depreciation) during the period       150,839      4,881       1,148,278      (24,858)        (5,085)       375,673
                                      -----------    -------     -----------   ----------     ----------     ----------
Net increase (decrease) in contract
   owners' equity from operations         588,365      4,031       1,400,796      671,585        438,381        364,777
                                      -----------    -------     -----------   ----------     ----------     ----------
Changes from principal transactions:
   Purchase payments                      380,423        500       8,504,077       11,799        206,760         16,094
   Transfers between sub-accounts
      and the company                    (376,839)    (4,019)     14,296,981     (251,548)      (205,004)     5,470,763
   Withdrawals                         (1,188,679)      (230)       (634,436)    (490,089)      (202,601)      (568,137)
   Annual contract fee                    (27,107)      (230)        (47,391)      (2,141)        (5,968)        (9,722)
                                      -----------    -------     -----------   ----------     ----------     ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,212,202)    (3,979)     22,119,231     (731,979)      (206,813)     4,908,998
                                      -----------    -------     -----------   ----------     ----------     ----------
Total increase (decrease) in
   contract owners' equity               (623,837)        52      23,520,027      (60,394)       231,568      5,273,775
Contract owners' equity at beginning
   of period                           10,855,361     71,548      13,000,554    5,223,393      3,122,997             --
                                      -----------    -------     -----------   ----------     ----------     ----------
Contract owners' equity at end of
   period                             $10,231,524    $71,600     $36,520,581   $5,162,999     $3,354,565     $5,273,775
                                      ===========    =======     ===========   ==========     ==========     ==========


See accompanying notes.                                                       35

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      International  International  International  International                 Investment
                                        Small Cap      Small Cap        Value          Value        Invesco       Quality
                                         Series I      Series II       Series I      Series II     Utilities   Bond Series I
                                      -------------  -------------  -------------  -------------  -----------  -------------
Income:
   Dividend distributions              $   110,473    $   85,623     $   433,564    $   496,058   $        --   $   512,882
Expenses:
   Mortality and expense risk and
      administrative charges                99,129        97,478         220,466        316,011         8,860       126,681
                                       -----------    ----------     -----------    -----------   ---------     -----------
Net investment income (loss)                11,344       (11,855)        213,098        180,047        (8,860)      386,201
                                       -----------    ----------     -----------    -----------   ---------     -----------
Realized gains (losses) on
   investments:
   Capital gain distributions            1,401,568     1,248,060       1,982,283      2,458,250            --            --
   Net realized gain (loss)                802,827       756,032       1,194,818      1,504,946       633,350       (74,040)
                                       -----------    ----------     -----------    -----------   ---------     -----------
Realized gains (losses)                  2,204,395     2,004,092       3,177,101      3,963,196       633,350       (74,040)
                                       -----------    ----------     -----------    -----------   ---------     -----------
Unrealized appreciation
   (depreciation) during the period       (700,629)     (621,588)     (1,951,150)    (2,275,178)     (414,343)      (84,015)
                                       -----------    ----------     -----------    -----------   ---------     -----------
Net increase (decrease) in contract
   owners' equity from operations        1,515,110     1,370,649       1,439,049      1,868,065       210,147       228,146
                                       -----------    ----------     -----------    -----------   ---------     -----------
Changes from principal transactions:
   Purchase payments                        27,045       555,366          48,238      1,216,113         3,750        23,143
   Transfers between sub-accounts
      and the company                      689,821       932,457        (359,956)     4,706,855    (1,670,859)     (238,717)
   Withdrawals                          (1,490,849)     (652,684)     (2,400,887)    (1,886,909)     (134,741)   (1,168,542)
   Annual contract fee                      (3,928)      (17,679)         (7,888)       (58,209)         (748)       (3,503)
                                       -----------    ----------     -----------    -----------   ---------     -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                           (777,911)      817,460      (2,720,493)     3,977,850    (1,802,598)   (1,387,619)
                                       -----------    ----------     -----------    -----------   ---------     -----------
Total increase (decrease) in
   contract owners' equity                 737,199     2,188,109      (1,281,444)     5,845,915    (1,592,451)   (1,159,473)
Contract owners' equity at beginning
   of period                             8,036,555     6,935,770      19,989,547     23,439,980     1,592,451    11,394,453
                                       -----------    ----------     -----------    -----------   ---------     -----------
Contract owners' equity at end of
   period                              $ 8,773,754    $9,123,879     $18,708,103    $29,285,895   $        --   $10,234,980
                                       ===========    ==========     ===========    ===========   =========     ===========


See accompanying notes.                                                       36

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                       John           John
                                                      Hancock        Hancock        John
                                       Investment  International  International    Hancock
                                        Quality       Equity         Equity       Strategic   Large Cap   Large Cap
                                          Bond         Index          Index        Income       Value       Value
                                       Series II     Series I       Series II     Series II   Series I    Series II
                                      -----------  -------------  -------------  ----------  ----------  ----------
Income:
   Dividend distributions             $ 1,261,111   $   39,256     $   82,924    $       --  $   12,405  $   22,383
Expenses:
   Mortality and expense risk and
      administrative charges              344,346       25,295         55,726        27,434      35,413     101,665
                                      -----------   ----------     ----------    ----------  ----------  ----------
Net investment income (loss)              916,765       13,961         27,198       (27,434)    (23,008)    (79,282)
                                      -----------   ----------     ----------    ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --       32,470         75,220            --      87,500     257,347
   Net realized gain (loss)              (125,950)     115,371        400,803        13,617      53,444     361,453
                                      -----------   ----------     ----------    ----------  ----------  ----------
Realized gains (losses)                  (125,950)     147,841        476,023        13,617     140,944     618,800
                                      -----------   ----------     ----------    ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during the period      (210,444)     130,873        165,772        89,792      65,580     (40,933)
                                      -----------   ----------     ----------    ----------  ----------  ----------
Net increase (decrease) in contract
   owners' equity from operations         580,371      292,675        668,993        75,975     183,516     498,585
                                      -----------   ----------     ----------    ----------  ----------  ----------
Changes from principal transactions:
   Purchase payments                    2,468,531       16,262         65,198        10,525      18,551     228,059
   Transfers between sub-accounts
      and the company                   1,779,168      324,960         53,291       175,699     (21,546)   (535,177)
   Withdrawals                           (856,887)    (205,291)      (251,673)     (454,895)   (401,957)   (521,874)
   Annual contract fee                    (59,352)        (755)       (11,330)       (4,814)     (1,406)    (19,591)
                                      -----------   ----------     ----------    ----------  ----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         3,331,460      135,176       (144,514)     (273,485)   (406,358)   (848,583)
                                      -----------   ----------     ----------    ----------  ----------  ----------
Total increase (decrease) in
   contract owners' equity              3,911,831      427,851        524,479      (197,510)   (222,842)   (349,998)
Contract owners' equity at beginning
   of period                           26,873,489    1,708,421      4,102,152     2,243,582   2,993,004   8,694,438
                                      -----------   ----------     ----------    ----------  ----------  ----------
Contract owners' equity at end of
   period                             $30,785,320   $2,136,272     $4,626,631    $2,046,072  $2,770,162  $8,344,440
                                      ===========   ==========     ==========    ==========  ==========  ==========


See accompanying notes.                                                       37

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Lifestyle    Lifestyle    Lifestyle     Lifestyle     Lifestyle     Lifestyle
                                      Aggressive   Aggressive     Balanced     Balanced    Conservative  Conservative
                                       Series I     Series II     Series I     Series II     Series I      Series II
                                      ----------  ------------  -----------  ------------  ------------  -----------
Income:
   Dividend distributions             $  380,552  $  3,778,585  $ 2,638,124  $ 32,484,063  $   640,295   $ 3,092,018
Expenses:
   Mortality and expense risk and
      administrative charges              63,768       619,266      640,276     8,512,261      180,836       891,193
                                      ----------  ------------  -----------  ------------  -----------   -----------
Net investment income (loss)             316,784     3,159,319    1,997,848    23,971,802      459,459     2,200,825
                                      ----------  ------------  -----------  ------------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions           110,027     1,129,535           --            --        2,406        11,675
   Net realized gain (loss)             121,689       688,417    2,226,726     6,034,295       78,114        59,358
                                      ----------  ------------  -----------  ------------  -----------   -----------
Realized gains (losses)                  231,716     1,817,952    2,226,726     6,034,295       80,520        71,033
                                      ----------  ------------  -----------  ------------  -----------   -----------
Unrealized appreciation
   (depreciation) during the period       (9,254)      413,949     (688,938)   14,163,199      (70,874)      (47,670)
                                      ----------  ------------  -----------  ------------  -----------   -----------
Net increase (decrease) in contract
   owners' equity from operations        539,246     5,391,220    3,535,636    44,169,296      469,105     2,224,188
                                      ----------  ------------  -----------  ------------  -----------   -----------
Changes from principal transactions:
   Purchase payments                      82,971     1,055,488      199,475   110,439,126        4,708     6,740,982
   Transfers between sub-accounts
      and the company                   (245,685)     (414,661)     845,124    24,913,926      830,251     3,897,806
   Withdrawals                          (276,320)  (14,271,230)  (7,546,494)  (29,884,318)  (2,070,623)   (5,251,655)
   Annual contract fee                    (4,151)     (184,066)     (20,785)   (1,488,543)      (7,795)     (134,585)
                                      ----------  ------------  -----------  ------------  -----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (443,185)  (13,814,469)  (6,522,680)  103,980,191   (1,243,459)    5,252,548
                                      ----------  ------------  -----------  ------------  -----------   -----------
Total increase (decrease) in
   contract owners' equity                96,061    (8,423,249)  (2,987,044)  148,149,487     (774,354)    7,476,736
Contract owners' equity at beginning
   of period                           5,389,730    58,043,905   56,071,367   636,830,827   15,451,134    69,236,484
                                      ----------  ------------  -----------  ------------  -----------   -----------
Contract owners' equity at end of
   period                             $5,485,791  $ 49,620,656  $53,084,323  $784,980,314  $14,676,780   $76,713,220
                                      ==========  ============  ===========  ============  ===========   ===========


See accompanying notes.                                                       38

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                               Marisco
                                       Lifestyle     Lifestyle    Lifestyle     Lifestyle   International    Mid Cap
                                         Growth       Growth       Moderate     Moderate    Opportunities     Index
                                        Series I     Series II     Series I     Series II     Series II     Series I
                                      -----------  ------------  -----------  ------------  -------------  ----------
Income:
   Dividend distributions             $ 1,826,692  $ 39,254,083  $ 1,160,950  $  8,100,481   $   13,493    $   12,991
Expenses:
   Mortality and expense risk and
      administrative charges              412,094     9,850,436      321,949     2,324,444       42,795        33,306
                                      -----------  ------------  -----------  ------------   ----------    ----------
Net investment income (loss)            1,414,598    29,403,647      839,001     5,776,037      (29,302)      (20,315)
                                      -----------  ------------  -----------  ------------   ----------    ----------
Realized gains (losses) on
   investments:
   Capital gain distributions             136,254     3,049,233           --            --      273,049        54,486
   Net realized gain (loss)             1,272,607     7,104,282      494,796       365,314      159,163       139,166
                                      -----------  ------------  -----------  ------------   ----------    ----------
Realized gains (losses)                 1,408,861    10,153,515      494,796       365,314      432,212       193,652
                                      -----------  ------------  -----------  ------------   ----------    ----------
Unrealized appreciation
   (depreciation) during the period        (2,965)   25,139,007     (184,638)    1,853,480      174,337        79,283
                                      -----------  ------------  -----------  ------------   ----------    ----------
Net increase (decrease) in contract
   owners' equity from operations       2,820,494    64,696,169    1,149,159     7,994,831      577,247       252,620
                                      -----------  ------------  -----------  ------------   ----------    ----------
Changes from principal transactions:
   Purchase payments                      196,709   183,741,730       62,129    28,472,390      498,180        24,698
   Transfers between sub-accounts
   and the company                      1,526,162    17,415,584    1,259,581    13,447,534      932,042       183,651
   Withdrawals                         (5,111,920)  (29,805,810)  (3,409,235)  (10,686,601)    (478,467)     (255,032)
   Annual contract fee                    (18,569)   (1,790,904)      (7,808)     (351,226)      (4,180)       (1,419)
                                      -----------  ------------  -----------  ------------   ----------    ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (3,407,618)  169,560,600   (2,095,333)   30,882,097      947,575       (48,102)
                                      -----------  ------------  -----------  ------------   ----------    ----------
Total increase (decrease) in
   contract owners' equity               (587,124)  234,256,769     (946,174)   38,876,928    1,524,822       204,518
Contract owners' equity at beginning
   of period                           34,748,092   707,068,757   27,295,247   171,943,264    3,092,105     2,584,111
                                      -----------  ------------  -----------  ------------   ----------    ----------
Contract owners' equity at end of
   period                             $34,160,968  $941,325,526  $26,349,073  $210,820,192   $4,616,927    $2,788,629
                                      ===========  ============  ===========  ============   ==========    ==========


See accompanying notes.                                                       39

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Mid Cap       Mid Cap      Mid Cap      Mid Cap      Mid Cap      Mid Cap
                                         Index     Intersection     Stock        Stock        Value        Value
                                       Series II     Series II     Series I    Series II     Series I    Series II
                                      -----------  ------------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions             $    28,414    $    --     $        --  $        --  $    70,727  $   118,305
Expenses:
   Mortality and expense risk and
      administrative charges              149,673        152         227,986      255,218      122,326      283,579
                                      -----------    -------     -----------  -----------  -----------  -----------
Net investment income (loss)             (121,259)      (152)       (227,986)    (255,218)     (51,599)    (165,274)
                                      -----------    -------     -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions             197,643         --       2,298,287    2,640,514    1,557,124    3,581,995
   Net realized gain (loss)               728,484     (1,397)      1,084,384    1,033,112      582,713      788,621
                                      -----------    -------     -----------  -----------  -----------  -----------
Realized gains (losses)                   926,127     (1,397)      3,382,671    3,673,626    2,139,837    4,370,616
                                      -----------    -------     -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period        47,356     (1,047)        484,853      720,020   (1,464,647)  (2,810,504)
                                      -----------    -------     -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations         852,224     (2,596)      3,639,538    4,138,428      623,591    1,394,838
                                      -----------    -------     -----------  -----------  -----------  -----------
Changes from principal transactions:
   Purchase payments                      334,144     32,125          69,851      714,087       11,333      205,679
   Transfers between sub-accounts
      and the company                   3,711,736      1,982         100,702      (92,900)    (508,236)  (1,059,010)
   Withdrawals                         (1,224,430)      (189)     (2,349,497)  (1,532,782)  (1,449,950)  (2,487,261)
   Annual contract fee                    (34,138)        --          (8,200)     (52,564)      (5,314)     (52,557)
                                      -----------    -------     -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         2,787,312     33,918      (2,187,144)    (964,159)  (1,952,167)  (3,393,149)
                                      -----------    -------     -----------  -----------  -----------  -----------
Total increase (decrease) in
   contract owners' equity              3,639,536     31,322       1,452,394    3,174,269   (1,328,576)  (1,998,311)
Contract owners' equity at beginning
   of period                           10,240,430         --      19,508,037   20,874,772   10,450,341   24,092,484
                                      -----------    -------     -----------  -----------  -----------  -----------
Contract owners' equity at end of
   period                             $13,879,966    $31,322     $20,960,431  $24,049,041  $ 9,121,765  $22,094,173
                                      ===========    =======     ===========  ===========  ===========  ===========


See accompanying notes.                                                       40

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                          Money
                                         Market        Money        Money       Natural
                                        B Series      Market       Market      Resources      Pacific       Pacific
                                           NAV       Series I     Series II    Series II   Rim Series I  Rim Series II
                                      -----------  -----------  ------------  -----------  ------------  -------------
Income:
   Dividend distributions             $   110,312  $   896,918  $  1,271,722  $    87,510   $   25,922    $   34,957
Expenses:
   Mortality and expense risk and
      administrative charges               36,466      297,775       463,926      193,296       30,787        54,153
                                      -----------  -----------  ------------  -----------   ----------    ----------
Net investment income (loss)               73,846      599,143       807,796     (105,786)      (4,865)      (19,196)
                                      -----------  -----------  ------------  -----------   ----------    ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --           --            --    1,238,052      235,054       395,711
   Net realized gain (loss)                (3,744)          91        (6,329)     355,145      393,750       226,887
                                      -----------  -----------  ------------  -----------   ----------    ----------
Realized gains (losses)                    (3,744)          91        (6,329)   1,593,197      628,804       622,598
                                      -----------  -----------  ------------  -----------   ----------    ----------
Unrealized appreciation
   (depreciation) during the period            --           --            --    3,074,627     (238,722)       73,130
                                      -----------  -----------  ------------  -----------   ----------    ----------
Net increase (decrease) in contract
   owners' equity from operations          70,102      599,234       801,467    4,562,038      385,217       676,532
                                      -----------  -----------  ------------  -----------   ----------    ----------
Changes from principal transactions:
   Purchase payments                        2,860    3,292,449     7,596,996    1,462,339       14,848       291,652
   Transfers between sub-accounts
      and the company                   7,018,138   (3,408,026)   23,747,463    2,400,326     (363,508)        4,841
   Withdrawals                         (1,789,931)    (406,605)  (11,325,203)  (1,717,432)    (594,429)     (382,938)
   Annual contract fee                    (10,790)     (11,336)      (72,771)     (24,847)      (1,037)      (10,390)
                                      -----------  -----------  ------------  -----------   ----------    ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         5,220,277     (533,518)   19,946,485    2,120,386     (944,126)      (96,835)
                                      -----------  -----------  ------------  -----------   ----------    ----------
Total increase (decrease) in
   contract owners' equity              5,290,379       65,716    20,747,952    6,682,424     (558,909)      579,697
Contract owners' equity at beginning
   of period                                   --   24,874,821    33,361,074   14,263,906    3,135,010     3,968,537
                                      -----------  -----------  ------------  -----------   ----------    ----------
Contract owners' equity at end of
   period                             $ 5,290,379  $24,940,537  $ 54,109,026  $20,946,330   $2,576,101    $4,548,234
                                      ===========  ===========  ============  ===========   ==========    ==========


See accompanying notes.                                                       41

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       PIMCO VIT   Quantitative  Quantitative  Quantitative  Quantitative  Real Estate
                                       All Asset      All Cap       Mid Cap       Mid Cap        Value     Securities
                                       Series II     Series II     Series I      Series II     Series II    Series I
                                      -----------  ------------  ------------  ------------  -----------   -----------
Income:
   Dividend distributions             $   150,950  $         --   $      --     $       --    $    1,226   $   167,304
Expenses:
   Mortality and expense risk and
      administrative charges               55,058       103,763       5,257         35,214        30,371       115,524
                                      -----------  ------------   ---------     ----------    ----------   -----------
Net investment income (loss)               95,892      (103,763)     (5,257)       (35,214)      (29,145)       51,780
                                      -----------  ------------   ---------     ----------    ----------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --        19,257      32,822         64,906        10,927     2,971,339
   Net realized gain (loss)                 8,226        22,765     (13,119)      (113,124)       (4,685)      (91,689)
                                      -----------  ------------   ---------     ----------    ----------   -----------
Realized gains (losses)                     8,226        42,022      19,703        (48,218)        6,242     2,879,650
                                      -----------  ------------   ---------     ----------    ----------   -----------
Unrealized appreciation
   (depreciation) during the period       106,205       624,663      14,434        164,586       (29,502)   (3,425,220)
                                      -----------  ------------   ---------     ----------    ----------   -----------
Net increase (decrease) in contract
   owners' equity from operations         210,323       562,922      28,880         81,154       (52,405)     (493,790)
                                      -----------  ------------   ---------     ----------    ----------   -----------
Changes from principal transactions:
   Purchase payments                       54,266        66,952         258         18,161        20,830        51,285
   Transfers between sub-accounts
      and the company                    (573,237)   15,621,235     (90,103)     3,840,059     4,708,215    (1,356,614)
   Withdrawals                           (545,886)   (1,923,286)    (46,842)      (813,080)     (296,467)   (1,555,151)
   Annual contract fee                    (10,750)      (34,300)       (483)       (10,156)       (7,782)       (4,570)
                                      -----------  ------------   ---------     ----------    ----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,075,607)   13,730,601    (137,170)     3,034,984     4,424,796    (2,865,050)
                                      -----------  ------------   ---------     ----------    ----------   -----------
Total increase (decrease) in
   contract owners' equity               (865,284)   14,293,523    (108,290)     3,116,138     4,372,391    (3,358,840)
Contract owners' equity at beginning
   of period                            4,791,554       524,053     473,133      1,111,143       191,308    11,138,143
                                      -----------  ------------   ---------     ----------    ----------   -----------
Contract owners' equity at end of
   period                             $ 3,926,270  $ 14,817,576   $ 364,843     $4,227,281    $4,563,699    $7,779,303
                                      ===========  ============   =========     ==========    ==========    ==========


See accompanying notes.                                                       42

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)


                                      Real Estate  Real Return   Science &    Science &  Scudder Blue  Scudder Bond
                                      Securities      Bond      Technology   Technology     Chip --      Series II
                                       Series II    Series II    Series I     Series II        B           -- B
                                      -----------  -----------  -----------  ----------  ------------  ------------
Income:
   Dividend distributions             $   237,244  $   301,383  $        --  $       --  $    31,218    $  17,284
Expenses:
   Mortality and expense risk and
      administrative charges              218,096      124,605      151,806      65,491       24,586        2,539
                                      -----------  -----------  -----------  ----------  -----------    ---------
Net investment income (loss)               19,148      176,778     (151,806)    (65,491)       6,632       14,745
                                      -----------  -----------  -----------  ----------  -----------    ---------
Realized gains (losses) on
   investments:
   Capital gain distributions           4,739,700           --           --          --      515,250           --
   Net realized gain (loss)              (519,521)    (134,872)    (353,452)    195,976      608,298        8,058
                                      -----------  -----------  -----------  ----------  -----------    ---------
Realized gains (losses)                 4,220,179     (134,872)    (353,452)    195,976    1,123,548        8,058
                                      -----------  -----------  -----------  ----------  -----------    ---------
Unrealized appreciation
   (depreciation) during the period    (5,475,709)     346,446    3,003,735     900,828     (872,110)     (17,507)
                                      -----------  -----------  -----------  ----------  -----------    ---------
Net increase (decrease) in contract
   owners' equity from operations      (1,236,382)     388,352    2,498,477   1,031,313      258,070        5,296
                                      -----------  -----------  -----------  ----------  -----------    ---------
Changes from principal transactions:
   Purchase payments                    1,609,246      103,407      102,986     282,839        4,038           --
   Transfers between sub-accounts
      and the company                   4,287,274      139,523      (37,791)     88,066   (4,628,803)    (504,153)
   Withdrawals                         (1,715,299)  (1,187,245)  (1,695,487)   (670,036)    (160,369)      (7,839)
   Annual contract fee                    (32,626)     (17,603)      (8,931)    (15,781)      (5,624)        (328)
                                      -----------  -----------  -----------  ----------  -----------    ---------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         4,148,595     (961,918)  (1,639,223)   (314,912)  (4,790,758)    (512,320)
                                      -----------  -----------  -----------  ----------  -----------    ---------
Total increase (decrease) in
   contract owners' equity              2,912,213     (573,566)     859,254     716,401   (4,532,688)    (507,024)
Contract owners' equity at beginning
   of period                           15,580,397   10,855,118   13,945,003   5,689,348    4,532,688      507,024
                                      -----------  -----------  -----------  ----------  -----------    ---------
Contract owners' equity at end of
   period                             $18,492,610  $10,281,552  $14,804,257  $6,405,749  $        --    $      --
                                      ===========  ===========  ===========  ==========  ===========    =========


See accompanying notes.                                                       43

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                  Scudder
                                        Scudder        Scudder        Scudder       Scudder     Dreman High       Scudder
                                        Capital     Conservative     Contarian   Davis Venture    Return       Dreman Small
                                      Growth -- B  Allocation -- B  Value -- B    Value -- B    Equity -- B   Cap Value -- B
                                      -----------  ---------------  -----------  -------------  ------------  --------------
Income:
   Dividend distributions             $    18,774    $   174,136    $    64,322   $    23,261   $    136,879   $    34,517
Expenses:
   Mortality and expense risk and
      administrative charges               41,769        107,070         24,637        40,759         71,887        32,343
                                      -----------    -----------    -----------   -----------   ------------   -----------
Net investment income (loss)              (22,995)        67,066         39,685       (17,498)        64,992         2,174
                                      -----------    -----------    -----------   -----------   ------------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --        235,149        170,895        90,030        108,500       828,224
   Net realized gain (loss)             1,271,672        143,525        860,597     1,977,515      2,115,466       867,737
                                      -----------    -----------    -----------   -----------   ------------   -----------
Realized gains (losses)                 1,271,672        378,674      1,031,492     2,067,545      2,223,966     1,695,961
                                      -----------    -----------    -----------   -----------   ------------   -----------
Unrealized appreciation
   (depreciation) during the period      (836,290)      (125,115)      (821,774)   (1,709,249)    (1,882,030)   (1,293,895)
                                      -----------    -----------    -----------   -----------   ------------   -----------
Net increase (decrease) in contract
   owners' equity from operations         412,387        320,625        249,403       340,798        406,928       404,240
                                      -----------    -----------    -----------   -----------   ------------   -----------
Changes from principal transactions:
   Purchase payments                       45,624         84,493         10,422        29,172         16,764        17,264
   Transfers between sub-accounts
      and the company                  (7,870,099)      (716,079)    (4,859,226)   (7,427,541)   (13,335,537)   (6,195,920)
   Withdrawals                           (492,795)      (467,852)      (135,531)     (394,859)      (672,858)     (426,326)
   Annual contract fee                     (8,572)       (17,905)        (8,312)      (10,192)       (14,209)       (8,553)
                                      -----------    -----------    -----------   -----------   ------------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (8,325,842)    (1,117,343)    (4,992,647)   (7,803,420)   (14,005,840)   (6,613,535)
                                      -----------    -----------    -----------   -----------   ------------   -----------
Total increase (decrease) in
   contract owners' equity             (7,913,455)      (796,718)    (4,743,244)   (7,462,622)   (13,598,912)   (6,209,295)
Contract owners' equity at beginning
   of period                            7,913,455      9,026,528      4,743,244     7,462,622     13,598,912     6,209,295
                                      -----------    -----------    -----------   -----------   ------------   -----------
Contract owners' equity at end of
   period                             $        --    $ 8,229,810    $        --   $        --   $         --   $        --
                                      ===========    ===========    ===========   ===========   ============   ===========


See accompanying notes.                                                       44

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Scudder      Scudder      Scudder
                                         Equity       Fixed        Global        Scudder         Scudder        Scudder
                                         Index        Income        Blue         Global         Government      Growth &
                                        500 -- B       -- B      Chip -- B   Discovery -- B  Securities -- B  Income -- B
                                      -----------  -----------  -----------  --------------  ---------------  -----------
Income:
   Dividend distributions             $    92,354  $   269,356  $     4,640   $    30,889      $   139,475    $    34,156
Expenses:
   Mortality and expense risk and
      administrative charges               94,838       78,429       10,178        16,962           17,389         22,633
                                      -----------  -----------  -----------   -----------      -----------    -----------
Net investment income (loss)               (2,484)     190,927       (5,538)       13,927          122,086         11,523
                                      -----------  -----------  -----------   -----------      -----------    -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --           --      265,282       213,294               --         53,555
   Net realized gain (loss)               317,191      (35,232)     416,099       920,596         (118,657)       886,689
                                      -----------  -----------  -----------   -----------      -----------    -----------
Realized gains (losses)                   317,191      (35,232)     681,381     1,133,890         (118,657)       940,244
                                      -----------  -----------  -----------   -----------      -----------    -----------
Unrealized appreciation
   (depreciation) during the period       250,512      (64,876)    (510,601)     (833,870)          28,403       (816,130)
                                      -----------  -----------  -----------   -----------      -----------    -----------
Net increase (decrease) in contract
   owners' equity from operations         565,219       90,819      165,242       313,947           31,832        135,637
                                      -----------  -----------  -----------   -----------      -----------    -----------
Changes from principal transactions:
   Purchase payments                       28,233       21,597          899        23,239            2,150         24,901
   Transfers between sub-accounts
   and the company                       (143,596)    (561,730)  (1,964,354)   (3,303,386)      (3,112,743)    (4,308,106)
   Withdrawals                         (1,429,120)    (943,905)    (107,506)      (68,814)         (37,138)      (135,735)
   Annual contract fee                    (25,466)     (19,539)      (1,890)       (3,600)          (2,625)        (3,485)
                                      -----------  -----------  -----------   -----------      -----------    -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,569,949)  (1,503,577)  (2,072,851)   (3,352,561)      (3,150,356)    (4,422,425)
                                      -----------  -----------  -----------   -----------      -----------    -----------
Total increase (decrease) in
   contract owners' equity             (1,004,730)  (1,412,758)  (1,907,609)   (3,038,614)      (3,118,524)    (4,286,788)
Contract owners' equity at beginning
   of period                            8,244,994    7,540,078    1,907,609     3,038,614        3,118,524      4,286,788
                                      -----------  -----------  -----------   -----------      -----------    -----------
Contract owners' equity at end of
   period                             $ 7,240,264  $ 6,127,320  $        --   $        --      $        --    $        --
                                      ===========  ===========  ===========   ===========      ===========    ===========


See accompanying notes.                                                       45

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                     Scudder       Scudder
                                                          Scudder       Scudder       Scudder     International     Janus
                                       Scudder Growth      Health     High Income  International      Select       Growth &
                                      Allocation -- B  Sciences -- B      -- B          -- B       Equity -- B   Income -- B
                                      ---------------  -------------  -----------  -------------  -------------  -----------
Income:
   Dividend distributions               $   712,986     $        --   $   255,054   $    81,487    $    94,169   $     4,128
Expenses:
   Mortality and expense risk and
      administrative charges                430,558          14,668        19,180        20,496         26,379        11,560
                                        -----------     -----------   -----------   -----------    -----------   -----------
Net investment income (loss)                282,428         (14,668)      235,874        60,991         67,790        (7,432)
                                        -----------     -----------   -----------   -----------    -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions             1,819,601         160,848            --       327,316             --            --
   Net realized gain (loss)                 741,865         447,675         2,920       951,707      1,604,298       589,193
                                        -----------     -----------   -----------   -----------    -----------   -----------
Realized gains (losses)                   2,561,466         608,523         2,920     1,279,023      1,604,298       589,193
                                        -----------     -----------   -----------   -----------    -----------   -----------
Unrealized appreciation
   (depreciation) during the period        (770,171)       (374,922)     (124,676)   (1,019,175)    (1,275,605)     (493,729)
                                        -----------     -----------   -----------   -----------    -----------   -----------
Net increase (decrease) in contract
   owners' equity from operations         2,073,723         218,933       114,118       320,839        396,483        88,032
                                        -----------     -----------   -----------   -----------    -----------   -----------
Changes from principal transactions:
   Purchase payments                        721,140          18,367         4,372        15,773          9,321         1,603
   Transfers between sub-accounts
      and the company                    (2,797,357)     (2,710,956)   (3,367,477)   (3,731,366)    (5,053,918)   (2,109,648)
   Withdrawals                           (1,204,023)       (149,862)     (302,069)     (333,753)      (222,092)     (154,780)
   Annual contract fee                      (70,421)         (2,622)       (3,826)       (5,473)        (7,455)       (2,466)
                                        -----------     -----------   -----------   -----------    -----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          (3,350,661)     (2,845,073)   (3,669,000)   (4,054,819)    (5,274,144)   (2,265,291)
                                        -----------     -----------   -----------   -----------    -----------   -----------
Total increase (decrease) in
   contract owners' equity               (1,276,938)     (2,626,140)   (3,554,882)   (3,733,980)    (4,877,661)   (2,177,259)
Contract owners' equity at beginning
   of period                             35,349,837       2,626,140     3,554,882     3,733,980      4,877,661     2,177,259
                                        -----------     -----------   -----------   -----------    -----------   -----------
Contract owners' equity at end of
   period                               $34,072,899     $        --   $        --   $        --    $        --   $        --
                                        ===========     ===========   ===========   ===========    ===========   ===========


See accompanying notes.                                                       46

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                      Scudder
                                                           Scudder                       Scudder       Small       Scudder
                                      Scudder Mid Cap      Moderate     Scudder Money      Real         Cap       Strategic
                                        Growth -- B    Allocation -- B   Market -- B   Estate -- B  Growth -- B  Income -- B
                                      ---------------  ---------------  -------------  -----------  -----------  -----------
Income:
   Dividend distributions               $        --      $   571,212     $    46,515   $    40,953  $        --  $   147,462
Expenses:
   Mortality and expense risk and
   administrative charges                     9,389          314,116          17,585        28,262       17,261       14,182
                                        -----------      -----------     -----------   -----------  -----------  -----------
Net investment income (loss)                 (9,389)         257,096          28,930        12,691      (17,261)     133,280
                                        -----------      -----------     -----------   -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                    --          945,152              --       706,107           --           --
   Net realized gain (loss)                 360,806          447,789           3,362     1,239,127      743,609         (793)
                                        -----------      -----------     -----------   -----------  -----------  -----------
Realized gains (losses)                     360,806        1,392,941           3,362     1,945,234      743,609         (793)
                                        -----------      -----------     -----------   -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period        (197,205)        (427,159)             --    (1,820,687)    (509,155)     (82,949)
                                        -----------      -----------     -----------   -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations           154,212        1,222,878          32,292       137,238      217,193       49,538
                                        -----------      -----------     -----------   -----------  -----------  -----------
Changes from principal transactions:
   Purchase payments                         22,290           38,756          44,047         6,229        5,277          624
   Transfers between sub-accounts
      and the company                    (1,773,774)        (407,812)     (2,619,234)   (4,927,809)  (3,219,288)  (2,377,087)
   Withdrawals                              (60,181)      (1,338,553)       (626,087)     (336,027)    (205,038)    (169,201)
   Annual contract fee                       (2,090)         (42,818)         (3,931)       (7,058)      (2,958)      (2,163)
                                        -----------      -----------     -----------   -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          (1,813,755)      (1,750,427)     (3,205,205)   (5,264,665)  (3,422,007)  (2,547,827)
                                        -----------      -----------     -----------   -----------  -----------  -----------
Total increase (decrease) in
   contract owners' equity               (1,659,543)        (527,549)     (3,172,913)   (5,127,427)  (3,204,814)  (2,498,289)
Contract owners' equity at beginning
   of period                              1,659,543       26,278,906       3,172,913     5,127,427    3,204,814    2,498,289
                                        -----------      -----------     -----------   -----------  -----------  -----------
Contract owners' equity at end of
  period                                $        --      $25,751,357     $        --   $        --  $        --  $        --
                                        ===========      ===========     ===========   ===========  ===========  ===========


See accompanying notes.                                                       47

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                     Scudder
                                        Scudder       Total         Scudder       Small Cap   Small Cap     Small Cap
                                       Technology     Return       Turner Mid       Index       Index     Opportunities
                                      Growth -- B      -- B     Cap Growth -- B   Series I    Series II      Series I
                                      -----------  -----------  ---------------  ----------  -----------  -------------
Income:
   Dividend distributions             $        --  $    72,302    $        --    $   12,876  $    35,675   $   43,446
Expenses:
   Mortality and expense risk and
      administrative charges                8,622       13,736         14,386        19,198      122,427       42,834
                                      -----------  -----------    -----------    ----------  -----------   ----------
Net investment income (loss)               (8,622)      58,566        (14,386)       (6,322)     (86,752)         612
                                      -----------  -----------    -----------    ----------  -----------   ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --           --        220,496       103,693      373,784       76,540
   Net realized gain (loss)               152,003      351,196        256,191        73,501      301,276      179,108
                                      -----------  -----------    -----------    ----------  -----------   ----------
Realized gains (losses)                   152,003      351,196        476,687       177,194      675,060      255,648
                                      -----------  -----------    -----------    ----------  -----------   ----------
Unrealized appreciation
   (depreciation) during the period       (91,858)    (309,902)      (233,179)     (146,596)    (807,811)    (256,735)
                                      -----------  -----------    -----------    ----------  -----------   ----------
Net increase (decrease) in contract
   owners' equity from operations          51,523       99,860        229,122        24,276     (219,503)        (475)
                                      -----------  -----------    -----------    ----------  -----------   ----------
Changes from principal transactions:
   Purchase payments                       10,278        1,650         25,407        13,949      124,309        8,853
   Transfers between sub-accounts
      and the company                  (1,556,323)  (2,598,182)    (2,671,147)      137,867    8,200,961     (156,706)
   Withdrawals                            (77,502)     (93,482)       (95,918)     (235,770)  (1,602,350)    (524,475)
   Annual contract fee                     (1,629)      (2,459)        (2,135)         (894)     (32,423)      (1,047)
                                      -----------  -----------    -----------    ----------  -----------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,625,176)  (2,692,473)    (2,743,793)      (84,848)   6,690,497     (673,375)
                                      -----------  -----------    -----------    ----------  -----------   ----------
Total increase (decrease) in
   contract owners' equity             (1,573,653)  (2,592,613)    (2,514,671)      (60,572)   6,470,994     (673,850)
Contract owners' equity at beginning
   of period                            1,573,653    2,592,613      2,514,671     1,515,233    6,336,060    3,977,136
                                      -----------  -----------    -----------    ----------  -----------   ----------
Contract owners' equity at end of
   period                             $        --  $        --    $        --    $1,454,661  $12,807,054   $3,303,286
                                      ===========  ===========    ===========    ==========  ===========   ==========


See accompanying notes.                                                       48

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Small Cap        Small          Small       Special    Strategic    Strategic
                                      Opportunities  Company Value  Company Value    Value        Bond         Bond
                                        Series II       Series I      Series II    Series II    Series I    Series II
                                      -------------  -------------  -------------  ---------  -----------  -----------
Income:
   Dividend distributions              $   84,031     $    15,537    $        --   $   1,211  $   747,879  $   694,452
Expenses:
   Mortality and expense risk and
      administrative charges               98,834         126,245        262,974       7,300      162,042      168,821
                                       ----------     -----------    -----------   ---------  -----------  -----------
Net investment income (loss)              (14,803)       (110,708)      (262,974)     (6,089)     585,837      525,631
                                       ----------     -----------    -----------   ---------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions             177,084         797,216      1,608,211     152,787           --           --
   Net realized gain (loss)               287,538         693,134        740,991       1,561      206,984       46,975
                                       ----------     -----------    -----------   ---------  -----------  -----------
Realized gains (losses)                   464,622       1,490,350      2,349,202     154,348      206,984       46,975
                                       ----------     -----------    -----------   ---------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period      (469,483)     (1,129,846)    (1,642,558)   (136,643)    (820,786)    (620,268)
                                       ----------     -----------    -----------   ---------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations         (19,664)        249,796        443,670      11,616      (27,965)     (47,662)
                                       ----------     -----------    -----------   ---------  -----------  -----------
Changes from principal transactions:
   Purchase payments                      370,456          32,806        698,552      10,568       16,612      293,518
   Transfers between sub-accounts
      and the company                    (572,637)       (443,322)      (962,856)    (73,344)    (128,246)     490,822
   Withdrawals                           (607,790)     (1,303,584)    (2,030,668)   (154,020)  (2,073,973)    (925,604)
   Annual contract fee                    (23,468)         (5,436)       (44,077)     (1,481)      (5,749)     (25,261)
                                       ----------     -----------    -----------   ---------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          (833,439)     (1,719,536)    (2,339,049)   (218,277)  (2,191,356)    (166,525)
                                       ----------     -----------    -----------   ---------  -----------  -----------
Total increase (decrease) in
   contract owners' equity               (853,103)     (1,469,740)    (1,895,379)   (206,661)  (2,219,321)    (214,187)
Contract owners' equity at beginning
   of period                            8,806,545      11,305,636     22,490,017     734,563   15,541,347   14,373,396
                                       ----------     -----------    -----------   ---------  -----------  -----------
Contract owners' equity at end of
   period                              $7,953,442     $ 9,835,896    $20,594,638   $ 527,902  $13,322,026  $14,159,209
                                       ==========     ===========    ===========   =========  ===========  ===========


See accompanying notes.                                                       49

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Strategic      Strategic         T Rowe         Total        Total      Total Stock
                                      Opportunities  Opportunities     Price Mid        Return       Return    Market Index
                                         Series I      Series II    Value Series II    Series I    Series II     Series I
                                      -------------  -------------  ---------------  -----------  -----------  ------------
Income:
   Dividend distributions             $    192,639    $     8,380     $     5,063    $   991,280  $ 1,058,437   $   20,184
Expenses:
   Mortality and expense risk and
      administrative charges               119,665          7,862          15,583        319,470      361,881       20,822
                                      ------------    -----------     -----------    -----------  -----------   ----------
Net investment income (loss)                72,974            518         (10,520)       671,810      696,556         (638)
                                      ------------    -----------     -----------    -----------  -----------   ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --             --         136,272             --           --       16,753
   Net realized gain (loss)               (228,018)       475,580           2,696       (274,380)    (106,780)      85,216
                                      ------------    -----------     -----------    -----------  -----------   ----------
Realized gains (losses)                   (228,018)       475,580         138,968       (274,380)    (106,780)     101,969
                                      ------------    -----------     -----------    -----------  -----------   ----------
Unrealized appreciation
   (depreciation) during the period      1,705,260       (381,765)       (101,079)       386,077      304,225       21,060
                                      ------------    -----------     -----------    -----------  -----------   ----------
Net increase (decrease) in contract
   owners' equity from operations        1,550,216         94,333          27,369        783,507      894,001      122,391
                                      ------------    -----------     -----------    -----------  -----------   ----------
Changes from principal transactions:
   Purchase payments                        37,761          4,613          17,235         56,241      578,133       18,841
   Transfers between sub-accounts
      and the company                  (26,094,368)    (1,635,979)        167,401     (2,538,904)    (426,688)     (58,430)
   Withdrawals                          (1,363,934)       (49,908)       (105,909)    (2,549,294)  (2,851,069)    (202,237)
   Annual contract fee                      (6,225)        (2,046)         (1,625)        (8,975)     (51,241)        (749)
                                      ------------    -----------     -----------    -----------  -----------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (27,426,766)    (1,683,320)         77,102     (5,040,932)  (2,750,865)    (242,575)
                                      ------------    -----------     -----------    -----------  -----------   ----------
Total increase (decrease) in
   contract owners' equity             (25,876,550)    (1,588,987)        104,471     (4,257,425)  (1,856,864)    (120,184)
Contract owners' equity at beginning
   of period                            25,876,550      1,588,987       1,147,048     29,476,396   31,877,437    1,820,509
                                      ------------    -----------     -----------    -----------  -----------   ----------
Contract owners' equity at end of
   period                             $         --    $        --     $ 1,251,519    $25,218,971  $30,020,573   $1,700,325
                                      ============    ===========     ===========    ===========  ===========   ==========


See accompanying notes.                                                       50

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                          Total                               U.S. Global  U.S. Global     U.S.
                                      Stock Market                              Leaders      Leaders    Government
                                          Index      U.S. Core    U.S. Core      Growth       Growth    Securities
                                        Series II     Series I    Series II     Series I    Series II    Series I
                                      ------------  -----------  -----------  -----------  -----------  ----------
Income:
   Dividend distributions             $    68,766   $   743,928  $   113,281  $    5,526   $    7,343   $   858,949
Expenses:
   Mortality and expense risk and
      administrative charges              146,284       685,553      136,107      17,812       42,866       228,438
                                      -----------   -----------  -----------  ----------   ----------   -----------
Net investment income (loss)              (77,518)       58,375      (22,826)    (12,286)     (35,523)      630,511
                                      -----------   -----------  -----------  ----------   ----------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions              67,346     1,257,663      228,577          --           --            --
   Net realized gain (loss)               543,314    (2,890,920)      78,683      21,206       63,830      (205,255)
                                      -----------   -----------  -----------  ----------   ----------   -----------
Realized gains (losses)                   610,660    (1,633,257)     307,260      21,206       63,830      (205,255)
                                      -----------   -----------  -----------  ----------   ----------   -----------
Unrealized appreciation
   (depreciation) during the period        28,617     3,380,928       (2,549)     40,856      108,105      (254,356)
                                      -----------   -----------  -----------  ----------   ----------   -----------
Net increase (decrease) in contract
   owners' equity from operations         561,759     1,806,046      281,885      49,776      136,412       170,900
                                      -----------   -----------  -----------  ----------   ----------   -----------
Changes from principal transactions:
   Purchase payments                      104,590       166,525       88,146       1,729       78,500       118,200
   Transfers between sub-accounts
      and the company                   9,083,500    (1,734,941)    (755,046)    (60,932)    (139,546)    1,912,677
   Withdrawals                         (1,491,642)   (8,068,876)    (909,291)   (192,394)    (441,608)   (2,592,003)
   Annual contract fee                    (35,537)      (27,070)     (21,451)       (789)      (8,496)       (5,142)
                                      -----------   -----------  -----------  ----------   ----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         7,660,911    (9,664,362)  (1,597,642)   (252,386)    (511,150)     (566,268)
                                      -----------   -----------  -----------  ----------   ----------   -----------
Total increase (decrease) in
   contract owners' equity              8,222,670    (7,858,316)  (1,315,757)   (202,610)    (374,738)     (395,368)
Contract owners' equity at beginning
   of period                            7,113,974    65,920,872   12,039,251   1,543,647    3,911,188    19,539,399
                                      -----------   -----------  -----------  ----------   ----------   -----------
Contract owners' equity at end of
   period                             $15,336,644   $58,062,556  $10,723,494  $1,341,037   $3,536,450   $19,144,031
                                      ===========   ===========  ===========  ==========   ==========   ===========


See accompanying notes.                                                       51

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                          U.S.
                                       Government  U.S. High   U.S. Large   U.S. Large
                                       Securities    Yield     Cap Value    Cap Value     UBS Large     UBS Large
                                       Series II   Series II    Series I    Series II   Cap Series I  Cap Series II
                                      -----------  ---------  -----------  -----------  ------------  -------------
Income:
   Dividend distributions             $   468,651  $   8,855  $    75,893  $    42,277  $        --    $      486
Expenses:
   Mortality and expense risk and
      administrative charges              143,990      3,085      163,340      145,229      150,731        11,222
                                      -----------  ---------  -----------  -----------  -----------    ----------
Net investment income (loss)              324,661      5,770      (87,447)    (102,952)    (150,731)      (10,736)
                                      -----------  ---------  -----------  -----------  -----------    ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --         --           --           --           --         3,608
   Net realized gain (loss)               (31,945)     7,477      696,286      781,675       32,973       (35,374)
                                      -----------  ---------  -----------  -----------  -----------    ----------
Realized gains (losses)                   (31,945)     7,477      696,286      781,675       32,973       (31,766)
                                      -----------  ---------  -----------  -----------  -----------    ----------
Unrealized appreciation
   (depreciation) during the period      (176,177)   (10,848)     486,368      223,110     (138,358)      (23,695)
                                      -----------  ---------  -----------  -----------  -----------    ----------
Net increase (decrease) in contract
   owners' equity from operations         116,539      2,399    1,095,207      901,833     (256,116)      (66,197)
                                      -----------  ---------  -----------  -----------  -----------    ----------
Changes from principal transactions:
   Purchase payments                      402,775        748       41,397      638,062       48,295         9,569
   Transfers between sub-accounts
      and the company                     558,703     33,567     (309,681)    (756,818)  25,543,977     1,633,831
   Withdrawals                         (1,402,254)   (70,906)  (1,651,309)  (1,302,952)  (1,571,475)      (35,632)
   Annual contract fee                    (13,846)      (721)      (6,554)     (28,235)      (5,900)       (2,861)
                                      -----------  ---------  -----------  -----------  -----------    ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          (454,622)   (37,312)  (1,926,147)  (1,449,943)  24,014,897     1,604,907
                                      -----------  ---------  -----------  -----------  -----------    ----------
Total increase (decrease) in
   contract owners' equity               (338,083)   (34,913)    (830,940)    (548,110)  23,758,781     1,538,710
Contract owners' equity at beginning
   of period                           10,951,709    286,200   14,499,019   12,561,262           --       149,863
                                      -----------  ---------  -----------  -----------  -----------    ----------
Contract owners' equity at end of
   period                             $10,613,626  $ 251,287  $13,668,079  $12,013,152  $23,758,781    $1,688,573
                                      ===========  =========  ===========  ===========  ===========    ==========


See accompanying notes.                                                       52

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                        Wellington  Wellington
                                                                                         Small Cap   Small Cap
                                       Utilities    Utilities     Value       Value       Growth       Value
                                        Series I    Series II   Series I    Series II    Series II   Series II
                                      -----------  ----------  -----------  ----------  ----------  ----------
Income:
   Dividend distributions             $    57,211  $   68,067  $    89,979  $   29,874  $       --  $    7,262
Expenses:
   Mortality and expense risk and
      administrative charges               64,912     100,290      139,295      64,619      19,001      34,653
                                      -----------  ----------  -----------  ----------  ----------  ----------
Net investment income (loss)               (7,701)    (32,223)     (49,316)    (34,745)    (19,001)    (27,391)
                                      -----------  ----------  -----------  ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain distributions             519,896     739,977    1,293,932     565,548     220,768     307,520
   Net realized gain (loss)               527,951     418,760      682,909     215,680       1,923       2,984
                                      -----------  ----------  -----------  ----------  ----------  ----------
Realized gains (losses)                 1,047,847   1,158,737    1,976,841     781,228     222,691     310,504
                                      -----------  ----------  -----------  ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during the period       (23,168)    339,521     (689,538)   (227,647)    (33,876)   (255,216)
                                      -----------  ----------  -----------  ----------  ----------  ----------
Net increase (decrease) in contract
   owners' equity from operations       1,016,978   1,466,035    1,237,987     518,836     169,814      27,897
                                      -----------  ----------  -----------  ----------  ----------  ----------
Changes from principal transactions:
   Purchase payments                        9,880     162,507       22,072     791,952     362,747     348,956
   Transfers between sub-accounts
   and the company                       (680,942)     98,673     (327,205)    143,503     139,295     733,427
   Withdrawals                           (657,397)   (649,058)  (1,653,258)   (465,122)    (66,576)   (308,217)
   Annual contract fee                     (3,143)    (14,361)      (4,826)     (9,946)     (1,350)     (3,794)
                                      -----------  ----------  -----------  ----------  ----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,331,602)   (402,239)  (1,963,217)    460,387     434,116     770,372
                                      -----------  ----------  -----------  ----------  ----------  ----------
Total increase (decrease) in
   contract owners' equity               (314,624)  1,063,796     (725,230)    979,223     603,930     798,269
Contract owners' equity at beginning
   of period                            5,351,150   7,562,389   12,458,196   4,785,628   1,272,844   2,179,610
                                      -----------  ----------  -----------  ----------  ----------  ----------
Contract owners' equity at end of
   period                             $ 5,036,526  $8,626,185  $11,732,966  $5,764,851  $1,876,774  $2,977,879
                                      ===========  ==========  ===========  ==========  ==========  ==========


See accompanying notes.                                                       53

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Wells
                                        Capital
                                         Core
                                         Bond
                                       Series II
                                      -----------
Income:
   Dividend distributions              $  12,519
Expenses:
   Mortality and expense risk and
      administrative charges               3,323
                                       ---------
Net investment income (loss)               9,196
                                       ---------
Realized gains (losses) on
   investments:
   Capital gain distributions                 --
   Net realized gain (loss)               (7,330)
                                       ---------
Realized gains (losses)                   (7,330)
                                       ---------
Unrealized appreciation
   (depreciation) during the period         (467)
                                       ---------
Net increase (decrease) in contract
   owners' equity from operations          1,399
                                       ---------
Changes from principal transactions:
   Purchase payments                         325
   Transfers between sub-accounts
      and the company                     36,303
   Withdrawals                           (19,121)
   Annual contract fee                      (112)
                                       ---------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                           17,395
                                       ---------
Total increase (decrease) in
   contract owners' equity                18,794
Contract owners' equity at beginning
   of period                             210,742
                                       ---------
Contract owners' equity at end of
   period                              $ 229,536
                                       =========


See accompanying notes.                                                       54

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

1. ORGANIZATION

John Hancock Life Insurance Company of New York, Separate Account A (the "Account") is a separate account established by John Hancock Life Insurance Company of New York (the "Company"). The Company established the Account on July 22, 1992 as a separate account under New York law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and consists of 136 sub-accounts which are exclusively invested in a corresponding Portfolio of the John Hancock Trust (the "Trust"), and 6 sub-accounts that are invested in portfolios of other outside trusts. The Account is a funding vehicle for variable annuity contracts issued by the Company. The Account includes contracts issued for the following products: Venture, Vantage, Vision, Venture III, Wealthmark, and Wealthmark ML3. These products are distinguished principally by the level of expenses and surrender charges.

Each sub-account holds shares of a particular series ("Portfolio") of a registered investment company. Sub-accounts that invest in Portfolios of the Trust may offer three classes of units to fund variable annuity contracts issued by the Company. These classes, Series I, Series II and Series NAV, represent an interest in the same Trust Portfolio, but in different classes of that Portfolio. Series I, Series II and Series NAV shares differ in the level of 12b-1 fees and other expenses assessed against the Portfolio's assets.

The Company is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"), which in turn is an indirect, wholly owned subsidiary of the Manufacture Life Insurance Company which is an indirect, wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

In addition to the Account, certain contract owners may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

Sub-accounts opened and closed in 2007 are as follows:

SUB-ACCOUNTS OPENED                               2007
----------------------------------------------   ------
American Asset Allocation Series II              May 1
American Asset High-Income Bond Series II        May 1
American Global Growth Series II                 May 1
American Global Small Capitalization Series II   May 1
American New World Series II                     May 1
Founding Allocation Series II                    May 1
High Income Series II                            May 1
Mid Cap Intersection Series II                   May 1
500 Index Fund B Series NAV                      May 3
International Equity Index B Series NAV          May 3
Money Market B Series NAV                        May 3
Bond Index Trust A Series II                     May 3
UBS Large Cap Series II                          May 3

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS --(CONTINUED)
                         SEPTEMBER 30, 2007 (UNAUDITED)

1. ORGANIZATION (CONTINUED)

SUB-ACCOUNTS CLOSED                               2007
----------------------------------------------   ------
Strategic Opportunities Series I                 Apr 27
Strategic Opportunities Series II                Apr 27
Invesco Utilities                                May 3
Alger American Balanced                          May 3
Alger American Leveraged All Cap                 May 3
Credit Suisse Emerging Markets                   May 3
Credit Suisse Global Post Venture Capital        May 3
Dreyfus Socially Responsible Growth              May 3
Dreyfus IP Midcap Stock                          May 3
Scudder Blue Chip -- B                           May 3
Scudder Bond -- B                                May 3
Scudder Capital Growth -- B                      May 3
Scudder Davis Venture Value -- B                 May 3
Scudder Dreman High Return Equity -- B           May 3
Scudder Dreman Small Cap Value -- B              May 3
Scudder Global Blue Chip -- B                    May 3
Scudder Global Discovery -- B                    May 3
Scudder Government Securities -- B               May 3
Scudder Growth & Income -- B                     May 3
Scudder Health Sciences -- B                     May 3
Scudder High Income -- B                         May 3
Scudder International -- B                       May 3
Scudder International Select Equity -- B         May 3
Scudder Janus Growth & Income -- B               May 3
Scudder Mid Cap Growth -- B                      May 3
Scudder Contarian Value -- B                     May 3
Scudder Money Market -- B                        May 3
Scudder Real Estate -- B                         May 3
Scudder Small Cap Growth -- B                    May 3
Scudder Strategic Income -- B                    May 3
Scudder Technology Growth -- B                   May 3
Scudder Total Return -- B                        May 3
Scudder Turner Mid Cap Growth -- B               May 3

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                         SEPTEMBER 30, 2007 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

VALUATION OF INVESTMENTS

Investments made in the Portfolios of the Trust and of the outside trusts are valued at the reported net asset values of such Portfolios. Investment transactions are recorded on the trade date. Income from dividends, and gains from realized gain distributions are recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

NET ASSETS IN PAYOUT (ANNUITIZATION) PERIOD

A portion of net assets is allocated to annuity policies in the payout period. The liability for these policies is calculated using mortality assumptions and an assumed interest rate. Mortality assumptions are based on the Individual Annuity Mortality Table in effect at the time of annuitization. The assumed investment return is 4%, as regulated by the laws of the respective states. The mortality risk is borne entirely by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Account.

EXPENSES

The Company assumes mortality and expense risks of the Contracts and provides administrative services to the Account for which asset charges are deducted at various annual rates of net assets of the sub-account. The Company makes certain other deductions from contract owner payments for premium taxes, rider fees, surrender fees, and annual contract fees, which are accounted for as a reduction of net assets resulting from contract owner transactions.

AMOUNTS RECEIVABLE/PAYABLE

Receivables/Payables from/to Portfolios/the Company are due to unsettled contract transactions (net of asset-based charges) and/or subsequent/preceding purchases/sales of the respective Portfolios' shares. The amounts are due from/to either the respective Portfolio and/or the Company for the benefit of contract owners. There are no unsettled policy transactions at September 30, 2007.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                         SEPTEMBER 30, 2007 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, FAIR VALUE MEASUREMENTS ("SFAS 157")

In September, 2006, the FASB issued SFAS No. 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS No. 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy.

SFAS No. 157 became effective for the Account on January 1, 2008 and is generally prospectively applicable. The Account is still evaluating the impact SFAS No. 157 will have on its financial position or results of operations.

RECLASSIFICATION

Certain amounts in the prior year financial statements have been reclassified to conform with the amounts in the current year financial statements.

3. TRANSACTIONS WITH AFFILIATES

The Company has an administrative services agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. The Company has underwriting and distribution agreements with its affiliate, John Hancock Distributors, LLC ("JH Distributors"). JH Distributors is owned by the Company. John Hancock Investment Management Services, LLC ("JHIMS"), a Delaware limited liability company controlled by the Company, serves as investment adviser for the Trust

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS - (CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and of the outside trusts during 2007 were as follows:

                                                        Details of Investments
                                                      --------------------------
Sub-account                                             Purchases       Sales
-----------                                           ------------   -----------
500 Index Fund B Series NAV                           $ 11,873,728   $ 1,611,915
500 Index Series I                                       2,645,149     3,883,594
500 Index Series II                                      3,473,661     4,596,118
Active Bond Series I                                       588,644     1,417,121
Active Bond Series II                                   13,618,966     5,874,936
Alger American Balanced                                     57,095     3,954,720
Alger American Leveraged All Cap                            48,058     1,943,654
All Cap Core Series I                                      119,023     1,852,687
All Cap Core Series II                                   1,491,784       511,422
All Cap Growth Series I                                     30,381     3,355,860
All Cap Growth Series II                                   254,553     1,068,261
All Cap Value Series I                                     377,438       680,436
All Cap Value Series II                                    724,612     1,401,215
American Asset Allocation Series II                     23,116,076     1,860,080
American Asset High-Income Bond Series II                1,447,232        63,109
American Blue-Chip Income & Growth Series II             2,398,582     3,450,779
American Bond Series II                                 39,675,945     2,303,055
American Century - Small Company Series II                   8,732        52,760
American Global Growth Series II                         6,582,478       330,356
American Global Small Capitalization Series II           3,203,808       836,597
American Growth Series II                               28,707,428    16,933,125
American Growth-Income Series II                        29,959,350    10,382,273
American International Series II                        22,638,945    13,883,848
American New World Series II                             1,644,647       142,000
Blue Chip Growth Series I                                1,756,274     7,417,219
Blue Chip Growth Series II                               1,913,077     3,700,911
Bond Index Trust A Series II                               421,525        40,251
Capital Appreciation Series I                              186,875     2,150,308
Capital Appreciation Series II                             811,291     2,332,064
CGTC Overseas Equity Series II                             128,064       270,708
Classic Value Series II                                    822,355     1,157,329
Core Equity Series II                                      675,198       902,551
Credit Suisse Emerging Markets Series II                    62,045     2,175,363
Credit Suisse Global Post Venture Capital Series II         35,065       531,909
Dreyfus IP Midcap Stock                                    656,980     5,665,667
Dreyfus Socially Responsible Growth                          1,339       321,945
Dynamic Growth Series I                                    235,540       419,559
Dynamic Growth Series II                                   340,386       384,943
Emerging Growth Series II                                  393,619       756,930
Emerging Small Company Series I                          1,130,486     1,456,791
Emerging Small Company Series II                         1,219,826       917,678
Equity-Income Series I                                   5,884,312     9,034,786
Equity-Income Series II                                  6,161,625     5,343,283
Financial Services Series I                                201,679     1,460,140
Financial Services Series II                             1,242,794     1,502,412
Founding Allocation Series II                           45,221,579     1,304,870
Fundamental Value Series I                                 805,766     1,341,973
Fundamental Value Series II                             18,048,186     7,293,141

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                        Details of Investments
                                                      --------------------------
Sub-account                                             Purchases       Sales
-----------                                           ------------   -----------
Global Allocation Series I                            $    336,650   $   627,558
Global Allocation Series II                              6,551,478     3,377,035
Global Bond Series I                                       592,499     1,138,195
Global Bond Series II                                    9,371,711     6,047,835
Global Trust Series I                                      527,205     3,561,117
Global Trust Series II                                   5,776,662     1,364,929
Health Sciences Series I                                   861,133     1,210,627
Health Sciences Series II                                1,969,495     1,673,687
High Income Series II                                      332,788       104,180
High Yield Series I                                      1,503,876     2,656,253
High Yield Series II                                     3,399,357     4,238,231
Income & Value Series I                                    548,631     3,093,068
Income & Value Series II                                   731,267     1,866,214
Independence Investment LLC Small Cap Series II              8,451        12,437
Index Allocation Series II                              25,148,069     2,961,984
International Core Series I                                668,893     1,121,360
International Core Series II                             1,270,780     1,302,670
International Small Cap Series I                         3,291,934     2,656,933
International Small Cap Series II                        4,827,174     2,773,509
International Equity Index B Series NAV                  6,030,322     1,156,576
International Value Series I                             3,475,213     4,000,324
International Value Series II                           11,831,084     5,214,936
Invesco Utilities                                           96,964     1,908,423
Investment Quality Bond Series I                           753,488     1,754,906
Investment Quality Bond Series II                        6,707,441     2,459,214
John Hancock International Equity Index Series I           631,916       450,310
John Hancock International Equity Index Series II        1,080,191     1,122,288
John Hancock Strategic Income Series II                    365,765       669,517
Large Cap Value Series I                                   737,473     1,079,338
Large Cap Value Series II                                1,483,760     2,154,279
Lifestyle Aggressive Series I                              726,585       742,958
Lifestyle Aggressive Series II                           8,555,461    18,081,077
Lifestyle Balanced Series I                              6,457,827    10,982,658
Lifestyle Balanced Series II                           172,781,959    44,829,968
Lifestyle Conservative Series I                          2,024,381     2,805,975
Lifestyle Conservative Series II                        32,411,675    24,946,627
Lifestyle Growth Series I                                4,724,719     6,581,486
Lifestyle Growth Series II                             243,683,094    41,669,614
Lifestyle Moderate Series I                              2,747,555     4,003,887
Lifestyle Moderate Series II                            55,168,820    18,510,687
Marisco International Opportunities Series II            2,627,072     1,435,751
Mid Cap Index Series I                                     413,601       427,532
Mid Cap Index Series II                                  6,103,701     3,240,006
Mid Cap Intersection Series II                              45,521        11,754
Mid Cap Stock Series I                                   3,766,097     3,882,939
Mid Cap Stock Series II                                  5,208,007     3,786,870
Mid Cap Value Series I                                   2,295,080     2,741,722
Mid Cap Value Series II                                  4,602,236     4,578,664
Money Market B Series NAV                                7,945,968     2,651,844
Money Market Series I                                   21,807,987    21,736,757
Money Market Series II                                  63,401,880    42,684,437

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                        Details of Investments
                                                      --------------------------
Sub-account                                             Purchases       Sales
-----------                                           ------------   -----------
Natural Resources Series II                           $ 10,269,444   $ 7,016,794
Pacific Rim Series I                                       503,489     1,217,426
Pacific Rim Series II                                    2,917,034     2,637,355
PIMCO VIT All Asset Series II                              503,170     1,482,885
Quantitative All Cap Series II                          16,437,424     2,791,329
Quantitative Mid Cap Series I                               33,769       143,374
Quantitative Mid Cap Series II                           4,337,866     1,273,188
Quantitative Value Series II                             4,892,761       486,184
Real Estate Securities Series I                          3,585,608     3,427,539
Real Estate Securities Series II                        13,926,365     5,018,923
Real Return Bond Series II                               1,544,507     2,332,528
Science & Technology Series I                              930,798     2,721,827
Science & Technology Series II                             930,934     1,311,338
Scudder Blue Chip -- B                                     703,330     4,972,206
Scudder Bond -- B                                           21,176       518,750
Scudder Capital Growth -- B                                102,934     8,451,771
Scudder Conservative Allocation -- B                       522,187     1,337,473
Scudder Contarian Value -- B                               300,170     5,081,752
Scudder Davis Venture Value -- B                           697,856     8,428,742
Scudder Dreman High Return Equity -- B                     457,645    14,289,993
Scudder Dreman Small Cap Value -- B                        914,749     6,697,886
Scudder Equity Index 500 -- B                              282,672     1,855,106
Scudder Fixed Income -- B                                  498,371     1,811,019
Scudder Global Blue Chip -- B                              401,092     2,214,200
Scudder Global Discovery -- B                              426,880     3,552,219
Scudder Government Securities -- B                         152,474     3,180,745
Scudder Growth & Income -- B                               171,027     4,528,374
Scudder Growth Allocation -- B                           3,729,596     4,978,229
Scudder Health Sciences Series II                          224,142     2,923,035
Scudder High Income -- B                                   478,909     3,912,035
Scudder International -- B                                 238,641     5,444,996
Scudder International Select Equity -- B                   538,038     4,204,550
Scudder Janus Growth & Income -- B                         499,651     2,772,374
Scudder Mid Cap Growth -- B                                 21,905     1,845,050
Scudder Moderate Allocation -- B                         2,452,495     2,983,600
Scudder Money Market -- B                                1,737,273     4,907,653
Scudder Real Estate -- B                                   972,037     5,517,904
Scudder Small Cap Growth -- B                               32,080     3,471,348
Scudder Strategic Income -- B                              727,680     3,142,228
Scudder Technology Growth -- B                              44,965     1,678,763
Scudder Total Return -- B                                   99,745     2,733,652
Scudder Turner Mid Cap Growth -- B                         244,660     2,782,344
Small Cap Index Series I                                   355,554       343,032
Small Cap Index Series II                               10,002,896     3,025,367
Small Cap Opportunities Series I                           286,376       882,598
Small Cap Opportunities Series II                          822,428     1,493,586
Small Company Value Series I                             1,007,066     2,040,093
Small Company Value Series II                            2,768,993     3,762,805
Special Value Series II                                    290,261       361,839
Strategic Bond Series I                                  1,708,440     3,313,959
Strategic Bond Series II                                 2,881,094     2,521,988
Strategic Opportunities Series I                           201,283    27,556,131
Strategic Opportunities Series II                           19,805     1,702,640

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS - (CONTINUED)

                                                        Details of Investments
                                                      --------------------------
Sub-account                                             Purchases       Sales
-----------                                           ------------   -----------
T Rowe Price Mid Value Series II                      $  1,217,808   $ 1,014,696
Total Return Series I                                    3,032,137     7,402,104
Total Return Series II                                   3,157,022     5,211,273
Total Stock Market Index Series I                          122,466       346,616
Total Stock Market Index Series II                      10,931,742     3,282,477
U.S. Core Series I                                       2,748,563    11,096,888
U.S. Core Series II                                        622,148     2,014,040
U.S. Global Leaders Growth Series I                         26,582       291,254
U.S. Global Leaders Growth Series II                       206,651       751,407
U.S. Government Securities Series I                      7,479,969     7,416,219
U.S. Government Securities Series II                     5,982,793     6,113,235
U.S. High Yield Series II                                  243,556       275,098
U.S. Large Cap Value Series I                              174,191     2,187,785
U.S. Large Cap Value Series II                             795,985     2,348,881
UBS Large Cap Series I                                  26,082,600     2,218,433
UBS Large Cap Series II                                  1,796,897       199,117
Utilities Series I                                       1,097,355     1,916,764
Utilities Series II                                      2,276,195     1,970,680
Value Series I                                           1,915,740     2,634,342
Value Series II                                          1,990,915       999,725
Wellington Small Cap Growth Series II                    1,036,493       400,611
Wellington Small Cap Value Series II                     2,198,686     1,148,184
Wells Capital Core Bond Series II                          363,655       337,064

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                                                              EXPENSE RATIO   INVESTMENT
                                      UNITS     UNIT FAIR VALUE     ASSETS      HIGHEST TO      INCOME     TOTAL RETURN HIGHEST
            SUB-ACCOUNT               (000S)   HIGHEST TO LOWEST    (000S)        LOWEST*       RATIO**        TO LOWEST***
            -----------               ------   -----------------   --------   -------------   ----------   --------------------
500 Index Fund B Series NAV              826     12.70 to 12.72    $ 10,503   1.85% to 1.40%     0.00%        1.61% to 1.79%
500 Index Series I                       645     12.80 to 12.75       8,231    1.75 to 1.40      1.43          7.22 to 7.50
500 Index Series II                    1,098     17.07 to 17.49      18,779    1.85 to 1.40      1.13          6.99 to 7.35
Active Bond Series I                     582     13.06 to 13.17       7,638    1.75 to 1.40      4.34          1.44 to 1.70
Active Bond Series II                  5,426     12.97 to 13.11      70,756    1.85 to 1.40      3.72          1.16 to 0.05
Alger American Balanced                   --     17.47 to 17.83          --    1.85 to 1.40      0.00          5.14 to 5.30
Alger American Leveraged All Cap          --     25.83 to 26.37          --    1.85 to 1.40      0.00         12.03 to 12.20
All Cap Core Series I                    441      9.76 to 22.11       8,370    1.75 to 1.40      0.80          5.88 to 6.15
All Cap Core Series II                   122     19.59 to 20.07       2,398    1.85 to 1.40      0.29          5.63 to (0.13)
All Cap Growth Series I                  833      9.69 to 22.87      15,484    1.75 to 1.40      0.01         12.88 to 13.77
All Cap Growth Series II                 238     16.61 to 17.01       3,963    1.85 to 1.40      0.00         12.64 to 13.02
All Cap Value Series I                   215     17.52 to 17.91       3,799    1.75 to 1.40      0.68         10.20 to 10.49
All Cap Value Series II                  457     18.86 to 19.32       8,590    1.85 to 1.40      0.50          9.93 to 10.31
American Asset Allocation Series II    1,663     12.97 to 13.01      21,695    1.90 to 1.15      0.00          3.74 to 4.06
American Asset High-Income Bond
   Series II                             114     12.21 to 12.25       1,390    1.90 to 1.15      0.00        (2.29) to (1.99)
American Blue-Chip Income & Growth
   Series II                             927     21.05 to 21.47      19,723    1.85 to 1.40      0.61          7.27 to 7.63
American Bond Series II                8,517     13.08 to 13.31     112,119    1.90 to 1.15      1.61        (0.04) to 1.55
American Century - Small Company
   Series II                              14     16.07 to 16.32         230    1.85 to 1.40      0.00        (0.68) to (0.34)
American Global Growth Series II         491     13.23 to 13.27       6,504    1.90 to 1.15      0.00          5.81 to 6.13
American Global Small
   Capitalization Series II              173     14.16 to 14.21       2,448    1.90 to 1.15      0.00         13.30 to 13.65
American Growth Series II              8,759     23.22 to 14.73     195,789    1.90 to 1.15      0.76         16.25 to 14.52
American Growth-Income Series II       8,510     20.90 to 14.80     172,761    1.90 to 1.15      2.71         10.91 to 9.46
American International Series II       4,179     30.60 to 15.44     117,912    1.90 to 1.15      1.59         18.75 to 16.58
American New World Series II             113     14.16 to 14.20       1,601    1.90 to 1.15      0.00         13.25 to 13.60
Blue Chip Growth Series I              2,072     12.41 to 26.98      45,759    1.75 to 1.40      0.48         13.25 to 13.55
Blue Chip Growth Series II             1,272     17.27 to 14.99      22,099    1.90 to 1.15      0.29         15.31 to 15.60
Bond Index Trust A Series II              31     12.61 to 12.63         388    1.85 to 1.40      0.00          0.88 to 1.07
Capital Appreciation Series I          1,302     10.12 to 10.37      13,371    1.75 to 1.40      0.05         10.00 to 10.29
Capital Appreciation Series II           774     15.88 to 13.93      12,380    1.90 to 1.15      0.00         11.19 to 10.21
CGTC Overseas Equity Series II            37     19.73 to 19.95         735    1.85 to 1.40      1.03         11.14 to 11.52
Classic Value Series II                  122     16.43 to 13.58       1,995    1.90 to 1.15      0.00          0.23 to (1.15)
Core Equity Series II                    399     15.46 to 13.71       6,234    1.90 to 1.15      0.00          3.91 to 2.15
Credit Suisse Emerging Markets            --     39.53 to 40.35          --    1.85 to 1.40      0.00          5.51 to 5.67
Credit Suisse Global Post Venture
   Capital                                --     30.81 to 31.45          --    1.85 to 1.40      0.00          6.89 to 7.06
Dreyfus IP Midcap Stock                   --     20.25 to 20.67          --    1.85 to 1.40      0.28          5.65 to 5.81
Dreyfus Socially Responsible Growth       --     24.66 to 25.17          --    1.85 to 1.40      0.30          8.96 to 9.13
Dynamic Growth Series I                  697      6.62 to 6.11        4,481    1.75 to 1.40      0.00         10.63 to 10.92
Dynamic Growth Series II                 167     18.25 to 18.70       3,081    1.85 to 1.40      0.00         10.48 to 10.85
Emerging Growth Series II                 44     21.59 to 22.02         952    1.85 to 1.40      0.00         10.86 to 11.24
Emerging Small Company Series I          294     10.47 to 22.77       5,297    1.75 to 1.40      0.00         15.26 to 15.56
Emerging Small Company Series II         297     16.94 to 17.35       5,067    1.85 to 1.40      0.00         15.02 to 15.41
Equity-Income Series I                 1,902     21.19 to 38.11      61,829    1.75 to 1.40      1.49          5.32 to 5.60
Equity-Income Series II                2,115     17.92 to 14.55      38,456    1.90 to 1.15      1.29          6.36 to 5.63
Financial Services Series I              126     17.42 to 17.82       2,207    1.75 to 1.40      0.53          1.06 to 1.32
Financial Services Series II             299     18.87 to 14.62       5,635    1.90 to 1.15      0.34          5.51 to 1.39
Founding Allocation Series II          3,527     12.39 to 12.43      43,929    1.90 to 1.15      0.00        (0.86) to (0.55)
Fundamental Value Series I               516     16.87 to 17.25       8,755    1.75 to 1.40      0.70          4.74 to 5.01
Fundamental Value Series II            2,680     18.30 to 14.33      48,712    1.90 to 1.15      0.43          6.77 to 5.11
Global Allocation Series I               179     13.21 to 13.31       2,378    1.75 to 1.40      1.56          5.39 to 5.66
Global Allocation Series II            1,261     16.84 to 14.06      20,576    1.90 to 1.15      1.41          5.79 to 5.62
Global Bond Series I                     226     18.13 to 28.40       5,373    1.75 to 1.40      3.44          3.54 to 3.81
Global Bond Series II                  1,249     16.98 to 13.17      21,003    1.90 to 1.15      3.16          2.54 to 3.81
Global Trust Series I                    623     16.69 to 34.36      19,706    1.75 to 1.40      1.56          3.42 to 3.69
Global Trust Series II                   478     19.11 to 19.57       9,266    1.85 to 1.40      0.70          3.19 to (1.12)
Health Sciences Series I                 196     19.27 to 19.70       3,800    1.75 to 1.40      0.00         12.62 to 12.92
Health Sciences Series II                428     20.98 to 15.13       8,949    1.90 to 1.15      0.00         12.67 to 12.93

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES (CONTINUED)

                                                                              EXPENSE RATIO   INVESTMENT    TOTAL RETURN
                                       UNITS    UNIT FAIR VALUE     ASSETS      HIGHEST TO      INCOME          HIGHEST
            SUB-ACCOUNT               (000S)   HIGHEST TO LOWEST    (000S)       LOWEST*        RATIO**      TO LOWEST***
            -----------               ------   -----------------   --------   -------------   ----------   ------------------
High Income Series II                     19    $12.23 to $12.26   $    231   1.90% to 1.15%     0.00%     (2.19%) to (1.88%)
High Yield Series I                      474     14.67 to 17.55       7,494    1.75 to 1.40      6.89         1.57 to 1.83
High Yield Series II                     615     17.24 to 13.51      10,621    1.90 to 1.15      6.73       (0.19) to 1.82
Income & Value Series I                  716     16.00 to 29.65      17,736    1.75 to 1.40      2.11         5.82 to 6.09
Income & Value Series II                 620     16.34 to 13.80      10,232    1.90 to 1.15      1.93         6.87 to 6.13
Independence Investment LLC Small
   Cap Series II                           5     15.76 to 15.93          72    1.85 to 1.40      0.00         5.80 to 6.15
Index Allocation Series II             2,551     14.33 to 14.16      36,521    1.90 to 1.15      1.31         7.00 to 7.01
International Core Series I              270     15.31 to 21.12       5,163    1.75 to 1.40      1.08        13.43 to 13.72
International Core Series II             151     21.95 to 15.19       3,355    1.90 to 1.15      0.89        13.41 to 13.75
International Small Cap Series I         334     16.23 to 31.23       8,774    1.75 to 1.40      1.23        18.78 to 19.09
International Small Cap Series II        330     28.37 to 16.22       9,124    1.90 to 1.15      1.03        16.49 to 19.16
International Equity Index B Series
   NAV                                   394     13.36 to 13.39       5,274    1.85 to 1.40      0.00         6.90 to 7.09
International Value Series I             857     21.48 to 21.99      18,708    1.75 to 1.40      2.22         7.78 to 8.06
International Value Series II          1,195     24.34 to 15.29      29,286    1.90 to 1.15      1.72        11.08 to 8.16
Invesco Utilities                         --     31.08 to 31.72          --    1.85 to 1.40      0.00        14.44 to 14.62
Investment Quality Bond Series I         481     16.85 to 27.15      10,235    1.75 to 1.40      4.71         2.01 to 2.27
Investment Quality Bond Series II      2,066     14.86 to 13.33      30,785    1.90 to 1.15      4.38         0.30 to 2.35
John Hancock International Equity
   Index Series I                         89     23.87 to 24.16       2,136    1.75 to 1.40      1.86        15.42 to 15.72
John Hancock International Equity
   Index Series II                       194     23.62 to 23.98       4,627    1.85 to 1.40      1.77        15.12 to 15.51
John Hancock Strategic Income
   Series II                             143     14.20 to 14.42       2,046    1.85 to 1.40      0.00         3.46 to 3.81
Large Cap Value Series I                 107     25.81 to 26.21       2,770    1.75 to 1.40      0.42         6.46 to 6.73
Large Cap Value Series II                321     25.65 to 26.16       8,344    1.85 to 1.40      0.26         6.19 to 6.55
Lifestyle Aggressive Series I            294     16.11 to 20.77       5,486    1.75 to 1.40      6.95        10.08 to 10.36
Lifestyle Aggressive Series II         2,409     20.27 to 14.44      49,621    1.90 to 1.15      7.01        11.09 to 10.46
Lifestyle Balanced Series I            2,654     17.23 to 23.48      53,084    1.75 to 1.40      4.85         6.58 to 6.86
Lifestyle Balanced Series II          43,075     18.83 to 14.19     784,980    1.90 to 1.15      4.57         6.59 to 6.84
Lifestyle Conservative Series I          778     17.02 to 22.13      14,677    1.75 to 1.40      4.28         3.16 to 3.43
Lifestyle Conservative Series II       4,752     15.98 to 13.64      76,713    1.90 to 1.15      4.29         2.00 to 3.47
Lifestyle Growth Series I              1,750     16.50 to 22.59      34,161    1.75 to 1.40      5.15         8.17 to 8.45
Lifestyle Growth Series II            50,557     19.43 to 14.27     941,326    1.90 to 1.15      4.73         8.67 to 8.54
Lifestyle Moderate Series I            1,402     16.87 to 22.79      26,349    1.75 to 1.40      4.37         4.33 to 4.60
Lifestyle Moderate Series II          12,441     17.17 to 13.83     210,820    1.90 to 1.15      4.22         3.78 to 4.65
Marisco International Opportunities
   Series II                             214     21.73 to 15.66       4,617    1.90 to 1.15      0.36        20.65 to 17.34
Mid Cap Index Series I                   132     20.76 to 21.33       2,789    1.75 to 1.40      0.45         9.18 to 9.46
Mid Cap Index Series II                  716     19.16 to 13.92      13,880    1.90 to 1.15      0.19         6.59 to 9.57
Mid Cap Intersection Series II             3     12.18 to 12.22          31    1.90 to 1.15      0.00       (2.52) to (2.22)
Mid Cap Stock Series I                 1,050     20.10 to 19.93      20,960    1.75 to 1.40      0.00        20.38 to 20.69
Mid Cap Stock Series II                  983     24.54 to 15.48      24,049    1.90 to 1.15      0.00        21.55 to 20.75
Mid Cap Value Series I                   423     21.31 to 21.80       9,122    1.75 to 1.40      0.69         5.74 to 6.02
Mid Cap Value Series II                1,088     19.91 to 20.40      22,094    1.85 to 1.40      0.50         5.54 to 5.90
Money Market B Series NAV                418     12.66 to 12.68       5,290    1.85 to 1.40      1.99         1.25 to 1.44
Money Market Series I                  1,570     13.34 to 18.26      24,941    1.75 to 1.40      3.47         2.19 to 2.46
Money Market Series II                 4,214     12.66 to 13.09      54,109    1.90 to 1.15      3.30         1.50 to 2.49
Natural Resources Series II              453     48.78 to 16.29      20,946    1.90 to 1.15      0.52        34.80 to 31.94
Pacific Rim Series I                     158     18.48 to 15.94       2,576    1.75 to 1.40      0.93        14.67 to 14.97
Pacific Rim Series II                    191     23.96 to 14.12       4,548    1.90 to 1.15      0.77        12.51 to 15.03
PIMCO VIT All Asset Series II            252     15.48 to 15.72       3,926    1.85 to 1.40      3.26         5.05 to 5.40
Quantitative All Cap Series II           643     22.79 to 23.25      14,818    1.85 to 1.40      0.00         9.83 to 3.73
Quantitative Mid Cap Series I             24     14.75 to 15.09         365    1.75 to 1.40      0.00         6.63 to 6.90
Quantitative Mid Cap Series II           224     18.71 to 19.17       4,227    1.85 to 1.40      0.00         6.56 to 0.57
Quantitative Value Series II             238     18.93 to 19.23       4,564    1.85 to 1.40      0.03         2.99 to (1.03)
Real Estate Securities Series I          217     35.02 to 36.55       7,779    1.75 to 1.40      1.70       (4.69) to (4.44)
Real Estate Securities Series II         633     29.31 to 15.00      18,493    1.90 to 1.15      1.19       (7.36) to (4.38)
Real Return Bond Series II               726     14.00 to 14.28      10,282    1.85 to 1.40      2.88         3.72 to 4.07
Science & Technology Series I          1,311      5.43 to 15.48      14,804    1.75 to 1.40      0.00        19.68 to 19.99
Science & Technology Series II           384     16.70 to 15.20       6,406    1.90 to 1.15      0.00        21.21 to 20.02
Scudder Blue Chip -- B                    --     24.49 to 25.00          --    1.85 to 1.40      0.69         5.80 to 5.96
Scudder Bond -- B                         --     12.96 to 13.08          --    1.85 to 1.40      4.01         1.19 to 1.34
Scudder Capital Growth -- B               --     21.37 to 21.82          --    1.85 to 1.40      0.25         5.49 to 5.65

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES (CONTINUED)

                                                                              EXPENSE RATIO   INVESTMENT
                                       UNITS    UNIT FAIR VALUE     ASSETS      HIGHEST TO      INCOME     TOTAL RETURN HIGHEST
            SUB-ACCOUNT               (000S)   HIGHEST TO LOWEST    (000S)       LOWEST*        RATIO**        TO LOWEST***
            -----------               ------   -----------------   --------   -------------   ----------   --------------------
Scudder Conservative Allocation
   -- B                                  545    $15.00 to $15.22   $  8,230   1.85% to 1.40%     2.04%        3.59% to 3.94%
Scudder Contarian Value -- B              --     22.31 to 23.65         --     1.85 to 1.40      1.39          5.34 to 5.51
Scudder Davis Venture Value -- B          --     24.69 to 25.20         --     1.85 to 1.40      0.32          4.76 to 4.92
Scudder Dreman High Return Equity
   -- B                                   --     26.48 to 27.03         --     1.85 to 1.40      1.06          3.13 to 3.29
Scudder Dreman Small Cap Value -- B       --     32.93 to 33.62         --     1.85 to 1.40      0.58          6.90 to 7.06
Scudder Equity Index 500 -- B            304     23.46 to 24.00      7,240     1.85 to 1.40      1.16          7.14 to 7.50
Scudder Fixed Income -- B                441     13.72 to 14.03      6,127     1.85 to 1.40      4.06          1.19 to 1.53
Scudder Global Blue Chip -- B             --     32.31 to 32.98         --     1.85 to 1.40      0.25          9.14 to 9.31
Scudder Global Discovery -- B             --     38.62 to 39.43         --     1.85 to 1.40      0.99         10.21 to 10.38
Scudder Government Securities -- B        --     13.19 to 13.47         --     1.85 to 1.40      4.52          0.95 to 1.10
Scudder Growth & Income -- B              --     21.84 to 22.29         --     1.85 to 1.40      0.83          3.44 to 3.60
Scudder Growth Allocation -- B         2,031     16.66 to 16.89     34,073     1.85 to 1.40      2.01          5.68 to 6.04
Scudder Health Sciences Series II         --     21.82 to 22.28         --     1.85 to 1.40      0.00          8.59 to 8.75
Scudder High Income -- B                  --     20.16 to 20.58         --     1.85 to 1.40      7.38          3.23 to 3.39
Scudder International -- B                --     28.90 to 29.51                1.85 to 1.40      1.97          8.53 to 8.70
Scudder International Select Equity
   -- B                                   --     29.84 to 30.46                1.85 to 1.40      2.25          9.18 to 9.34
Scudder Janus Growth & Income -- B        --     21.76 to 22.21         --     1.85 to 1.40      0.20          3.86 to 4.02
Scudder Mid Cap Growth -- B               --     26.22 to 26.77         --     1.85 to 1.40      0.00          9.49 to 9.66
Scudder Moderate Allocation -- B       1,616     15.82 to 16.04     25,751     1.85 to 1.40      2.21          4.66 to 5.01
Scudder Money Market -- B                 --     12.61 to 12.87         --     1.85 to 1.40      1.74          0.89 to 1.05
Scudder Real Estate -- B                  --     29.54 to 30.08         --     1.85 to 1.40      0.79          2.67 to 2.83
Scudder Small Cap Growth -- B             --     23.22 to 23.70         --     1.85 to 1.40      0.00          7.20 to 7.36
Scudder Strategic Income -- B             --     14.67 to 14.94         --     1.85 to 1.40      5.79          1.89 to 2.05
Scudder Technology Growth -- B            --     23.24 to 23.73         --     1.85 to 1.40      0.00          3.56 to 3.72
Scudder Total Return -- B                 --     18.14 to 18.52         --     1.85 to 1.40      2.87          3.94 to 4.10
Scudder Turner Mid Cap Growth -- B        --     27.43 to 28.00         --     1.85 to 1.40      0.00          9.23 to 9.40
Small Cap Index Series I                  80     18.16 to 18.05      1,455     1.75 to 1.40      0.80          1.38 to 1.64
Small Cap Index Series II                682     18.44 to 18.89     12,807     1.85 to 1.40      0.25          1.12 to (3.27)
Small Cap Opportunities Series I         134     24.41 to 24.79      3,303     1.75 to 1.40      1.17        (0.30) to (0.04)
Small Cap Opportunities Series II        329     24.13 to 12.26      7,953     1.90 to 1.15      0.99          1.65 to (0.01)
Small Company Value Series I             399     25.39 to 24.21      9,836     1.75 to 1.40      0.14          1.92 to 2.19
Small Company Value Series II          1,027     19.73 to 12.81     20,595     1.90 to 1.15      0.00          2.20 to 2.25
Special Value Series II                   25     20.95 to 21.37        528     1.85 to 1.40      0.20          1.55 to 1.89
Strategic Bond Series I                  655     17.79 to 21.83     13,322     1.75 to 1.40      5.22        (0.28) to (0.02)
Strategic Bond Series II                 882     15.78 to 13.31     14,159     1.90 to 1.15      4.92        (1.33) to 0.06
Strategic Opportunities Series I          --     10.33 to 32.10         --     1.75 to 1.40      0.76          6.18 to 6.30
Strategic Opportunities Series II         --     13.96 to 14.28         --     1.85 to 1.40      0.54          6.05 to 6.20
T Rowe Price Mid Value Series II          73     16.97 to 17.16      1,252     1.85 to 1.40      0.38          3.30 to 3.65
Total Return Series I                  1,458     17.01 to 17.66     25,219     1.75 to 1.40      3.74          3.00 to 3.27
Total Return Series II                 2,010     14.71 to 13.36     30,021     1.90 to 1.15      3.49          1.49 to 3.35
Total Stock Market Index Series I        124     13.71 to 13.65      1,700     1.75 to 1.40      1.16          7.25 to 7.53
Total Stock Market Index Series II       852     17.88 to 18.32     15,337     1.85 to 1.40      0.42          7.02 to 1.18
U.S. Core Series I                     2,323     10.89 to 33.86     58,063     1.75 to 1.40      1.19          2.65 to 2.92
U.S. Core Series II                      730     14.61 to 14.97     10,723     1.85 to 1.40      1.00          2.35 to 2.69
U.S. Global Leaders Growth Series I      100     13.43 to 13.59      1,341     1.75 to 1.40      0.40          3.85 to 4.12
U.S. Global Leaders Growth
   Series II                             263     13.35 to 13.55      3,536     1.85 to 1.40      0.20          3.65 to 4.00
U.S. Government Securities Series I      969     15.36 to 23.82     19,144     1.75 to 1.40      4.34          0.75 to 1.01
U.S. Government Securities
   Series II                             779     13.45 to 13.14     10,614     1.90 to 1.15      4.05        (0.41) to 1.08
U.S. High Yield Series II                 18     14.01 to 14.16        251     1.85 to 1.40      3.51          1.50 to 1.84
U.S. Large Cap Value Series I            853     15.50 to 16.42     13,668     1.75 to 1.40      0.54          7.92 to 8.21
U.S. Large Cap Value Series II           696     17.18 to 14.00     12,013     1.90 to 1.15      0.35         10.17 to 8.31
UBS Large Cap Series I                 1,459     16.16 to 16.29     23,759     1.75 to 1.40      0.00        (1.31) to (1.16)
UBS Large Cap Series II                  104     16.10 to 16.28      1,689     1.85 to 1.40      0.05          4.48 to 4.83
Utilities Series I                       241     20.72 to 21.19      5,037     1.75 to 1.40      1.04         20.16 to 20.48
Utilities Series II                      270     31.96 to 32.74      8,626     1.85 to 1.40      0.83         19.88 to 20.28
Value Series I                           402     26.93 to 30.46     11,733     1.75 to 1.40      0.73         10.63 to 10.92
Value Series II                          279     20.99 to 15.14      5,765     1.90 to 1.15      0.55         10.80 to 10.96
Wellington Small Cap Growth
   Series II                              99     19.62 to 13.98      1,877     1.90 to 1.15      0.00         10.99 to 12.61
Wellington Small Cap Value
   Series II                             179     16.88 to 13.91      2,978     1.90 to 1.15      0.24          0.17 to 2.26
Wells Capital Core Bond Series II         18     12.89 to 13.03        230     1.85 to 1.40      4.37          1.82 to 2.16

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES (CONTINUED)

     * These amounts represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying Portfolio are excluded.

     ** These amounts represent the annualized distributions from net investment income received by the sub-account from the underlying Portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against policyholder accounts either through the reductions in the unit values or the redemptions of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying portfolio in which the sub-accounts invest.

     *** These amounts represent the total return for the periods indicated, including changes in the value of the underlying Portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account (the date of the first contract transfer into the sub-account subsequent to the inception of the investment option). The total return is calculated for the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES

DATE OF CHANGE            OLD NAME                                           NEW NAME
--------------            --------                                           ---------
October 1, 1997           FNAL Variable Account                              The Manufacturers Life Insurance Company of New York
                                                                             Separate Account A
October 1, 1997           First North American Life Assurance Company        The Manufacturers Life Insurance Company of New York
November 1, 1997          NAWL Holding Co., Inc.                             Manulife-Wood Logan Holding Co., Inc.
September 24, 1999        Wood Logan Associates, Inc.                        Manulife Wood Logan, Inc
January 1, 2005           The Manufacturers Life Insurance Company of        John Hancock Life Insurance Company of New York
                          New York Separate Account A                        Separate Account A
January 1, 2005           The Manufacturers Life Insurance Company of        John Hancock Life Insurance Company of New York
                          New York                                           Separate Account A.
January 1, 2005           Manulife Financial Securities LLC                  John Hancock Distributors LLC
January 1, 2005           Manufacturers Securities Services LLC              John Hancock Investment Management Services LLC

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                    * * * * *

Item 24.  Financial Statements and Exhibits

      (a)   Financial Statements


            (1) Financial Statements of the Registrant, John Hancock Life Insurance Company of New York Separate Account A (Part B of the registration statement). FILED HEREWITH



            (2) Financial Statements of the Depositor, John Hancock Life Insurance Company of New York (Part B of the registration statement). FILED HEREWITH


      (b)   Exhibits

            (1)  (a)     Resolution of the Board of Directors of First North
                         American Life Assurance Company establishing the FNAL
                         Variable Account - Incorporated by reference to Exhibit
                         (b)(1)(a) to Form N-4, file number 33-46217, filed
                         February 25, 1998.

                 (b) Resolution of the Board of Directors of First North American Life Assurance Company establishing the Fixed Separate Account - Incorporated by reference to Exhibit
                         (b)(1)(b) to Form N-4, file number 33-46217, filed February 25, 1998.

                 (c) Resolution of the Board of Directors of First North American Life Assurance Company establishing The Manufacturers Life Insurance Company of New York Separate Account D and The Manufacturers Life Insurance Company of New York Separate Account E - Incorporated by reference to Exhibit (b)(1)(c) to Form N-4, file number 33-46217, filed February 25, 1998.

            (2) Agreements for custody of securities and similar investments.- Not Applicable.

            (3)  (a)     Form of Underwriting and Distribution
                         Agreement-Incorporated by reference to Exhibit 3(a) to the registration statement on Form N-4, file number
                         333-61283, filed on April 29, 2002.

                 (b) Form of Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufacturers Securities Services, LLC (Underwriter), and General Agents - Incorporated by reference to Exhibit 3(b) to the registration statement on Form N-4, file number 333-61283, filed on April 29, 2002.

            (4)  (a)      Form of Specimen Contract: Flexible Purchase Payment
                          Individual Deferred Variable Annuity Contract,
                          Non-Participating. [TO BE FILED BY AMENDMENT]

            (5)  (a)      Form of Specimen Application: Flexible Purchase
                          Payment Individual Deferred Variable Annuity Contract,
                          Non-Participating. [TO BE FILED BY AMENDMENT]

            (6)  (a)(i)   Declaration of Intention and Charter of First North
                          American Life Assurance Company - Incorporated by reference to Exhibit (b)(6)(a)(i) to Form N-4, file number 33-46217, filed February 25, 1998.

                 (a)(ii) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company - Incorporated by reference to Exhibit (b)(6)(a)(ii) to Form N-4, file number 33-46217, filed February 25, 1998.

                 (a)(iii) Certificate of amendment of the Declaration of
                          Intention and Charter of The Manufacturers Life Insurance Company of New York - Incorporated by reference to Exhibit (b)(6)(a)(iii) to Form N-4, file number 33-46217, filed February 25, 1998.

                  (a)(iv) Certificate of Amendment of the Declaration of
                          Intention and Charter of John Hancock Life Insurance Company of New York dated as of January 1, 2005 - Incorporated by reference to Exhibit (b)(6)(a)(iv) to Form N-4, file number 33-79112, filed May 1, 2007.

                  (a)(v) Certificate of Amendment of the Declaration of Intention and Charter of John Hancock Life Insurance Company of New York dated as of August 10, 2006 - Incorporated by reference to Exhibit (b)(6)(a)(v) to Form N-4, file number 33-79112, filed May 1, 2007.

                  (b) By-laws of John Hancock Life Insurance Company of New York, as amended and restated as of July 31, 2006 - Incorporated by reference to Exhibit (b)(6)(b) to Form N-4, file number 33-79112, filed May 1, 2007.

            (7) Contract of reinsurance in connection with the variable annuity contracts being offered - Not Applicable.

            (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

                  (a) Administrative Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit (8) to post-effective amendment no. 5 to this registration statement filed on April 29, 2002.

                  (b) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company - Incorporated by reference to Exhibit 1(A)(8)(c) to Form S-6, file number 333-33351, filed March 16, 1998.


            (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - [FILED HEREWITH]



            (10) Written consent of Ernst & Young LLP, independent registered public accounting firm - [FILED HEREWITH]


            (11) All financial statements omitted from Item 23, Financial Statements - Not Applicable.

            (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners - Not Applicable.

            (13) Schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21
                  - Incorporated by reference to Exhibit (b)(13) to Form N-4, 33-76162 filed March 1, 1996.

           (14)         (a)   Power of Attorney - James D. Gallagher, Thomas
                              Borshoff, Marc Costantini, Steven A. Finch, Ruth
                              Ann Fleming, William P. Hicks III, Katherine
                              MacMillan, Neil M. Merkl, Lynne Patterson,
                              Bradford J. Race Jr., Diana Scott, Bruce R. Speca, and Robert L. Ullmann - Incorporated by reference to Pre-effective Amendment #2 to this registration statement filed on Form N-4, filed on December 26, 2007.


Item  25. Directors and Officers of the Depositor.

    OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                             AS OF NOVEMBER 29, 2007

NAME AND PRINCIPAL BUSINESS ADDRESS            POSITION WITH DEPOSITOR
-----------------------------------            ------------------------------------------------------------
James D. Gallagher*                            Chairman, President, Director
Thomas Borshoff*                               Director
Marc Costantini*                               Director
Steven A. Finch*                               Director
Ruth Ann Fleming*                              Director
William P. Hicks III*                          Director
Katherine MacMillan**                          Director, Executive Vice President, Retirement Plan Services
Neil M. Merkel*                                Director
Lynne Patterson**                              Director
Bradford J. Race, Jr.*                         Director
Diana Scott*                                   Director
Bruce R. Speca*                                Director
Robert L. Ullmann*                             Director
Emanuel Alves*                                 Secretary and Chief Administrative Officer
James R. Boyle*                                Executive Vice President, US Insurance
Peter J. Levitt**                              Senior Vice President and Treasurer
Philip Clarkson**                              Vice President, US Taxation
Brian Collins**                                Vice President, US Taxation
Edward Eng*                                    Vice President, Product Development, Retirement Plan Services
Robert K. Leach*                               Vice President, Annuity Product Management
Gregory Mack*                                  Vice President, Distribution
Hugh McHaffie*                                 Executive Vice President, US Wealth Management
Steven McCormick*                              Vice President, Operations, Retirement Plan Services
Krishna Ramdial**                              Vice President, Treasury
Thomas Samoluk*                                Vice President, Government Relations
Yiji Starr*                                    Vice President and CFO
Jeffrey J. Whitehead*                          Controller

*  Principal business office is 601 Congress Street, Boston, MA 02210

** Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports certain benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

On the effective date of this Amendment to the Registration Statement, the Company and its affiliates are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2006 appears below:

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   THE MANUFACTURERS LIFE INSURANCE COMPANY                       100 $14,440    Toronto, Canada Leading Canadian-based financial
                                                                                                 services company that offers a
                                                                                                 diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
      Manulife Holdings (Alberta) Limited                         100            Calgary, Canada Holding company
         Manulife Holdings (Delaware) LLC                         100           Delaware, U.S.A. Holding company
            The Manufacturers Investment Corporation              100           Michigan, U.S.A. Holding company
               John Hancock Life Insurance Company                100           Michigan, U.S.A. U.S. based life insurance company
                  (U.S.A.)                                                                       that provides individual life
                                                                                                 insurance, annuities, and group
                                                                                                 pension products in all states in
                                                                                                 the U.S. except New York
                  John Hancock Life Insurance Company of          100           New York, U.S.A. Provides group pension, individual
                     New York                                                                    annuities and life insurance
                                                                                                 products in the State of New York
                  John Hancock Investment Management              95             Massachusetts, Investment advisor
                     Services, LLC                                                               U.S.A.
               Manulife Reinsurance Limited                       100          Hamilton, Bermuda Provides life and financial
                                                                                                 reinsurance
         Manulife Holdings (Bermuda) Limited                      100          Hamilton, Bermuda Holding company
      Manufacturers P&C Limited                                   100               St. Michael, Provides property and casualty and
                                                                                        Barbados financial reinsurance
         Manufacturers Life Reinsurance Limited                   100               St. Michael, Provides life and financial
                                                                                        Barbados reinsurance
         Manulife International Holdings Limited                  100          Hamilton, Bermuda Holding company
            Manulife (International) Limited                      100           Hong Kong, China Life insurance company serving Hong
                                                                                                 Kong and Taiwan
               Manulife-Sinochem Life Insurance Co. Ltd.           51            Shanghai, China Chinese life insurance company
            Manulife Asset Management (Asia) Limited              100               St. Michael, Holding company
                                                                                        Barbados
               Manulife Asset Management (Hong Kong)              100           Hong Kong, China Hong Kong investment management and
                  Limited                                                                        advisory company marketing mutual
                                                                                                 funds
      Manulife Bank of Canada                                     100           Waterloo, Canada Provides integrated banking
                                                                                                 products and service options not
                                                                                                 available from an insurance company
      Manulife Canada Ltd.                                        100           Waterloo, Canada Canadian life insurance company
         FNA Financial Inc.                                       100            Toronto, Canada Holding company
      Elliott & Page Limited                                      100            Toronto, Canada Investment counseling, portfolio
                                                                                                 and mutual fund management in
                                                                                                 Canada
      First North American Insurance Company                      100            Toronto, Canada Canadian property and casualty
                                                                                                 insurance company
      NAL Resources Management Limited                            100            Calgary, Canada Management company for oil and gas
                                                                                                 properties
      Manulife Securities International Ltd.                      100           Waterloo, Canada Mutual fund dealer for Canadian
                                                                                                 operations
      Regional Power Inc.                                        83.5           Montreal, Canada Operator of hydro-electric power
                                                                                                 projects
         MLI Resources Inc.                                       100            Calgary, Canada Holding company for oil and gas
                                                                                                 assets and Japanese operations
      Manulife Life Insurance Company                             100               Tokyo, Japan Japanese life insurance company
      P.T. Asuransi Jiwa Manulife Indonesia                        95                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
         P.T. Manulife Aset Manajemen Indonesia                  95.3                   Jakarta, Indonesian investment management
                                                                                       Indonesia and advisory company marketing
                                                                                                 mutual funds
      The Manufacturers Life Insurance Co. (Phils.), Inc.         100                    Manila, Filipino life insurance company
                                                                                     Philippines
      Manulife (Singapore) Pte. Ltd.                              100                  Singapore Singaporean life insurance company
      Manulife (Vietnam) Limited                                  100          Ho Chi Minh City, Vietnamese life insurance company
                                                                                         Vietnam
      Manulife Insurance (Thailand) Public Company Limited       97.9          Bangkok, Thailand Thai life insurance company
      Manulife Europe Ruckversicherungs-Aktiengesellschaft        100           Cologne, Germany European property and casualty
                                                                                                 reinsurance company
      MFC Global Fund Management (Europe) Limited                 100            London, England Holding company
         MFC Global Fund Investment Management (Europe)           100            London, England Investment management company for
            Limited                                                                              Manulife Financial's international
                                                                                                 funds

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   JOHN HANCOCK HOLDINGS (DELAWARE) LLC                           100 $11,547        Wilmington, Holding company
                                                                                Delaware, U.S.A.
      John Hancock Financial Services, Inc.                       100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Life Insurance Company                      100                    Boston, Leading U.S. based financial
                                                                                  Massachusetts, services company that offers a
                                                                                          U.S.A. diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
            John Hancock Variable Life Insurance Company          100                    Boston, U.S. based life insurance company
                                                                                  Massachusetts, that provides variable and
                                                                                          U.S.A. universal life insurance policies,
                                                                                                 and annuity products in all states
                                                                                                 in the U.S. except New York
            P.T. Asuransi Jiwa John Hancock Indonesia            96.2                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
            Independence Declaration Holdings LLC                 100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
               Declaration Management & Research LLC              100          McLean, Virginia, Provides institutional investment
                                                                                          U.S.A. advisory services
            John Hancock Subsidiaries LLC                         100                Wilmington, Holding company
                                                                                Delaware, U.S.A.
               John Hancock Financial Network, Inc.               100                    Boston, Financial services distribution
                                                                                  Massachusetts, organization
                                                                                           U.S.A
               The Berkeley Financial Group, LLC                  100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                           U.S.A
                  John Hancock Funds LLC                          100                    Boston, Mutual fund company
                                                                                  Massachusetts,
                                                                                           U.S.A
               Hancock Natural Resource Group, Inc.               100                    Boston, Manager of globally diversified
                                                                                  Massachusetts, timberland and agricultural
                                                                                           U.S.A portfolios for public and corporate
                                                                                                 pension plans, high net-worth
                                                                                                 individuals, foundations and
                                                                                                 endowments
      John Hancock International Holdings, Inc.                   100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         Manulife Insurance (Malaysia) Berhad                    45.8              Kuala Lumpur, Malaysian life insurance company
                                                                                        Malaysia
      John Hancock International, Inc.                            100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Tianan Life Insurance Company                50            Shanghai, China Chinese life insurance company

                       Item 27. Number of Contract Owners.


As of DECEMBER 31, 2007, there were no qualified and no non-qualified contracts of the series offered hereby outstanding.


Item 28. Indemnification.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

      (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

NAME OF INVESTMENT COMPANY                                                CAPACITY IN WHICH ACTING
------------------------------------------------------------------        -------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H           Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A           Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N           Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I           Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L           Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M           Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A        Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B        Principal Underwriter
John Hancock Variable Annuity Account H                                   Principal Underwriter
John Hancock Variable Annuity Account U                                   Principal Underwriter
John Hancock Variable Annuity Account V                                   Principal Underwriter
John Hancock Variable Life Account UV                                     Principal Underwriter
John Hancock Variable Annuity Account I                                   Principal Underwriter
John Hancock Variable Annuity Account JF                                  Principal Underwriter
John Hancock Variable Life Account S                                      Principal Underwriter
John Hancock Variable Life Account U                                      Principal Underwriter
John Hancock Variable Life Account V                                      Principal Underwriter

      (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC). The management of JHD LLC is vested in its board of managers (consisting of Edward Eng**, Steve Finch***, Lynne Patterson*, Christopher M. Walker**, Warren Thomson***, and Karen Walsh**) who have authority to act on behalf of JHD LLC.

*   Principal business office is 601 Congress Street, Boston, MA 02210

**  Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

*** Principal business office is 197 Clarendon St, Boston, MA 02116

      (c)   None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595.

Item 31. Management Services.

The Company has entered into an Administrative Services Agreement with The Manufacturers Life Insurance Company ("Manulife"). This Agreement provides that under the general supervision of the Board of Directors of the Company, and subject to initiation, preparation and verification by the Chief Administrative Officer of the Company, Manulife shall provide accounting services related to the provision of a payroll support system, general ledger, accounts payable, tax and auditing services.

Item 32. Undertakings.

      (a) Representation of Insurer pursuant to Section 26 of the Investment Company Act of 1940.

            John Hancock Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the Contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

      (b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended

            Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs
            1-4 of such no action letter.

      (c) Undertakings Pursuant to Item 32 of Form N-4

            (1) The Depositor and Registrant will file a post-effective amendment to this registration statement as frequently as is necessary to insure that the audited financial statements in the registration statement are never longer than 16 months old for so long as payments under the variable annuity contracts may be accepted;

            (2) The Depositor and Registrant will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

            (3) The Depositor and Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this amended Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this sixth day of February 2008.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT A
(Registrant)

By:      JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
         (Depositor)

By:      /s/ James D. Gallagher
         ----------------------
         James D. Gallagher
         Chairman and President

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By:      /s/ James D. Gallagher
         ----------------------
         James D. Gallagher
         Chairman and President

                                   SIGNATURES

      As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities with the Depositor on the sixth day of February 2008.

Signature                                       Title
---------                                       -----
/s/ James D. Gallagher                          Chairman and President
---------------------------                     (Principal Executive Officer)
James D. Gallagher

/s/ Yiji Starr                                  Vice President and CFO
---------------------------                     (Principal Financial Officer)
Yiji Starr

/s/ Jeffrey J. Whitehead                        Controller
---------------------------                     (Principal Accounting Officer)
Jeffrey J. Whitehead

         *                                      Director
---------------------------
Thomas Borshoff

         *                                      Director
---------------------------
Marc Costantini

         *                                      Director
---------------------------
Steven A. Finch

         *                                      Director
---------------------------
Ruth Ann Fleming

         *                                      Director
---------------------------
 William P. Hicks III

         *                                      Director
---------------------------
Katherine MacMillan

         *                                      Director
---------------------------
Neil M. Merkl

         *                                      Director
---------------------------
Lynne Patterson

         *                                      Director
---------------------------
Bradford J. Race, Jr.

         *                                      Director
---------------------------
Diana Scott

         *                                      Director
---------------------------
Bruce R. Speca

         *                                      Director
---------------------------
Robert L. Ullmann

*/s/ Thomas J. Loftus                           Senior Counsel - Annuities
---------------------------
Thomas J. Loftus
Pursuant to Power of Attorney

                                  EXHIBIT INDEX

ITEM NO.                                           DESCRIPTION
-------                               -------------------------------------
24(b)9                                Opinion of Counsel
24(b)10                               Written Consent of Ernst & Young LLP